United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Ú THE CHALLENGES OF MINING
Mining is an essential foundation of the modern economy. Economic development is becoming ever more dependent on the availability of metals in adequate volumes and quality, which make the execution of structural development feasible for continued improvements in the wellbeing of billions of people around the world.
Mining operations require the application of sophisticated technical knowledge, continual investments in research and development and the allocation of considerable resources in order to promote sustainability.
Each mineral deposit requires the employment of a specific technology and/or different nuances of existing technologies. The necessity to continuously conciliate long-term production planning with the volatility of short-term demands, the complex large-scale logistics operations for the transportation of hundreds of millions of tons of material, the intensive nature of business capital and the creation of opportunities for economic and social upward mobility in the remote communities where the operations take place, are just some of the challenges that a mining company like Vale has to overcome.
Vale has managed to cope with the numerous challenges that have presented themselves over the years with a high degree of success, whilst at the same creating substantial value for its shareholders and for the society in general. As the survey conducted by the renowned magazine Barron’s confirms, Vale is one of the 100 most respected companies in the world and the most respected in Latin America.
Ú A YEAR OF EXTRAORDINARY PERFORMANCE
2009 was a period of transition, marked by lower operating and financial performance inferior, but nonetheless quite robust, to the previous two years.
2010 was a year of strong recovery and extraordinary performance resulting from the convergence of actions by two main factors. On one hand, the initiatives developed in 2009 in response to the global economic downturn, which were focused on structural transformations, started to present returns. On the other, the global economy, led by the emerging economies, which make up the main source for the expansion in demand of ore and metals, presented exceptional growth.
As a result, the past year registered the best financial performance in the company’s history, with record revenues, operating profit, operating margins, cash flow and profit. The quality of the financial performance is emphasized by the record value of investments, which have constructed new platforms to sustain growth in the long term.
From the operating perspective, the production of iron ore in 2010, totaling 308 million tons, constituted a new record, with Carajás surpassing the 100 million ton mark for the first time. With this level of production, equal to 1.67 times the second largest global producer of iron ore, Vale has consolidated its position as world leader.1

1 Source: production reports of mining companies.

Records were also broken in the production of pellets, at 49 million tons; bauxite, 14 million tons; and coal, both metallurgical and thermal grade, at 6.9 million tons; proving that excellence in operation is one of the main hallmarks of Vale.
The strong cash flow and rigorous discipline in the allocation of capital, combined with the high quality of our assets, has enabled us to overcome the three classic challenges with which expanding companies are confronted: financing for growth, maintaining a healthy balance sheet and meeting the expectations of shareholders for short term gains.
Vale invested USD 12,7 billion in supporting existing operations, in research and development and in the execution of projects, which represented 99% of the investment budgeted for 2010. The value invested by Vale in 2010 was the highest among mining companies anywhere in the world.
We invested an additional USD 6,7 billion in the acquisition of several assets, the most prominent among them being the purchase of USD 5,8 billion in fertilizer phosphate mines and operations in Brazil. Vale took control of Vale Fertilizantes, nee Fosfértil, acquiring 99.8% of the voting stock. Vale Fertilizantes incorporated the fertilizer assets it acquired from Bunge.
The acquisition of assets in Brazil, together with the conclusion of the Bayóvar phosphate rock mining project, in Peru, are part of the implementation strategy of Vale, which aims to become one of the largest global players in the fertilizer market over the next few years.
We also acquired 51% of the Simandou project in West Africa, the best as-yet untapped iron ore deposit in the world, given the quantity and quality of its estimated reserves.
USD 5.0 billion was returned to shareholders, including USD 3.0 billion with the distribution of dividends and capital payout, and USD 2.0 billion through the execution of a share buy-back program.
After spending almost USD 25 billion on investments and cash returns to shareholders, we even managed to reduce the leverage on our balance sheets, ending the year with a total debt/EBITDA ratio of just 1.0.
In the last 10 years, from 2001 to 2010, Vale created a total value of USD 154.5 billion for its shareholders and distributed USD 17.4 billion in dividends and capital payouts, standing out as one of the leading companies in terms of value creation in the world.
As a global agent of sustainability, we invested USD 737 million in the preservation and protection of the environment and USD 399 million in social actions, thus increasing expenditures to USD 1.136 billion in corporate social responsibility. This value is the highest in the history of the company, having increased by 45.5% compared to 2009.
Strikes at the Sudbury, Voisey’s Bay and Port Colborne operations in Canada were resolved. The agreement reached contributes to the sustainability and expansion of our base metal business in Canada, with the introduction of a new pension plan including a defined contribution regime and changes in the old system of variable compensation, which started to enable greater productivity incentives to employees in our Canadian operations.
Taxes paid by Vale on its operations in Brazil amounted to BRL 12.467 billion in 2010, representing an increase of 25.7% over the previous year.
Vale exported USD 29.1 billion from Brazil to the rest of the world, thus becoming the largest Brazilian exporter. Our net exports — exports minus imports — amounted to USD 27.7 billion, thus surpassing the USD 7.4 billion surplus of the 2010 Brazilian commercial trade balance. Accordingly, our exports have enabled the creation of external resources for the financing of imports by other companies, which makes an increase in investments viable, creating jobs and income for the Brazilian society.
One of the most important consequences of the expansion of our activities is the creation of new jobs . In December 2010, Vale was responsible for 119,246 direct jobs, including 70,785 in-house positions and

48,461 outsourced positions; representing an increase of 25,181 jobs compared to December of the previous year.
Furthermore, 54,839 people worked on Vale projects, compared to 46,542 at the end of 2009. Using internationally accepted mining industry coefficients, the company generated a total of approximately 700,000 job postings through its activities.
Ú FINANCIAL PERFORMANCE IN 2010
Vale’s operating revenue reached a record BRL 85.345 billion, represeting growth of 71.3% compared to 2009, with an annual average increase of 16.2% for the 2006-2010 period.
Ferrous ores — iron ore, pellets, manganese ore and ferroalloys comprised 71.9% of the total revenue. Non-ferrous metals — nickel, copper, aluminum products, cobalt, metals from the platinum group and others — made up 17.0% of our revenue; fertilizers 3.7%; logistics services 3.8%; coal 1.6%; and the remaining 2.0% was originated from other products.
Sales to the Asian market accounted for 52.2% of trade volume; Europe 19.0%; South America 18.9%; North America 5.3%; and other regions, 4.6%. On a national level, China was the main buyer of our products, accounting for 32.3% of our revenue, followed by Brazil with 16.8%, Japan with 10.9% and Germany with 6.6%.
Our exports from Brazil to the rest of the world reached a record of USD 29.090 billion, making Vale the biggest exporter in Brazil. Net exports — exports minus imports — totaled USD 27.668 billion, equivalent to 136.5% of the Brazilian commercial trade surplus. In the last five years, Vale net exports reached USD 77.187 billion, making it the biggest contributor to the Brazilian foreign trade surplus.
Operating profit reached BRL 40.490 billion, constituting a new record, surpassing the previous level, recorded in 2008, by 35.7%. Operating margins were also record-breaking, at 48.7%, compared to 27.2% in 2009.
EBITDA, profit before interest, tax, depreciation and discharge of debts, reached BRL 46.378 billion, thus setting a new record, BRL 11.356 billion above the previous record from 2008.
Net profit, totaling BRL 30.070 billion and BRL 5.66 per share, was the highest in Vale’s history. Calculated according to the BR GAAP criteria (the generally accepted accounting principles in Brazil), Vale’s profit, totaling USD 17.264 billion, was the largest in the worldwide mining industry and also the largest in mining history.
SELECTED FINANCIAL INDICATORS

in BRL million	2006	2007	2008	2009	2010
Operating revenue	46,746	66,385	72,766	49,812	85,345
EBIT	20,089	29,315	29,847	13,173	40,490
EBIT margin (%)	44.4	45.3	42.3	27.2	48.7
EBITDA	22,759	33,619	35,022	18,641	46,378
Net profit	13,431	20,007	21,279	10,337	30,070
Net profit per share (BRL)	2.78	4.14	4.08	0.97	5.66
Exports (USD million)	9,656	12,492	17,606	13,719	29,090
Net exports (USD million)	8,784	11,533	16,203	12,999	27,668

BRL billion
BRL billion
BRL billion
Ú FINANCIAL SOLIDITY
Vale enjoys a fairly healthy financial position, supported by a strong cash flow, broad liquidity and access to short- and long-term credit lines, as well as, a low-risk debt portfolio. This position grants us significant competitive advantages for investment projects and, consequently, sustained value aggregation, in a very capital-intensive activity that requires a high degree of long-term planning.
On 31st of December 2010, our total debt was at USD 25,343 billion, with quite a long-term average, of 9.6 years. This goes hand-in-hand with minimal refinancing risks, an extremely important precaution, considering that, for example, one of the fundamental causes of the economic crisis in the peripheral economies of the Euro zone is exactly the great concentration of short-term debt.
The average cost of our debt is 4.85% a year, compatible with our objective of minimizing the cost of debt. On the 31st of December 2010, our cash position was USD 9,377 billion, with a net debt of USD 15,966 billion.

Leveraging, measured by the total debt/EBITDA ratio, fell to 1.0 compared to 2.5 in December 2009, when the effects of the global economic downturn were still being felt in our cash flow. The total debt/enterprise value ratio decreased also, from 14.4% on the 31st of December 2009, to 13.2% in December 2010.
The rate of interest coverage, measured by the EBITDA/interest payment ratio, rose to 23.8 times, compared to 8.2 times on 31 December 2009.
Considering the hedge positions, 33% of the total debt on the 31st of December 2010 was linked to floating interest rates and 67% to fixed rates, while 96% of the debt was in U.S. dollars and the rest in other currencies.
Consistent with our debt management strategy, we seek to exploit fund-raising opportunities on the global capital markets. Vale made its “debut” on the debt market in Euros, with the issue of bonds to the value of EUR 750 million, with an 8-year timeframe, due in March 2018, with a fixed rate of 4.375% per annum, paid annually.
We issued bonuses in United States dollars in the third quarter of 2010, to the value of USD 1 billion, due in 2020 and at a fixed rate of 4.65% per annum; and at the same time we reopened the issue of bonuses due in 2039 at a fixed rate of 6.875% per annum, thus raising USD 750 million, at a 6.074% return for investors.
We entered into agreements with official credit institutions in several different countries in order to raise lines of financing, with timeframes and costs suitable for the financing of our projects: (a) Export-Import Bank of China and Bank of China, credit line of up to USD 1.229 billion, destined to finance ship building operations; (b) Export Development Canada (EDC), a credit line of USD 1 billion, for the financing of export projects to Canada and purchases from Canadian companies; (c) Servizi Assicurati Del Commercio Estero (SACE), of Italy, a guarantee of a USD 300 million credit line from commercial banks, due in 10 years.
In November 2010, securities issued on the Brazilian market in 2006, with four-year deadlines, were cashed in, with the payment of USD 870 million.
In June 2010, bonds obligatorily converted into shares, issued in June 2007, were exchanged for ADRs, representative of Vale’s class A preferred and common shares. The conversion affected 49,305,205 common shares and 26,130,333 class A preferred shares, representing, at the time, 1.5% and 1.3%, of the total number of shares in circulation for each class, respectively.
In the context of the management strategy for financial liabilities, we cashed in the full amount of the securitization bonds of export receivables, issued in September 2000 and July 2003, early, thus totaling USD150 million.
DEBT INDICATORS 2

in USD million	2006	2007	2008	2009	2010
Gross debt	22,581	19,030	18,245	22,880	25,343
Net debt	18,133	17,984	5,606	11,840	15,966
Gross debt / EBITDA (x)	2.5	1.2	1.0	2.5	1.0
EBITDA / interest payments (x)	15.94	11.79	15.02	8.23	23.8
Gross debt / EV (x)	25.7%	11.2%	27.0%	14.4%	13.2

EV = market capitalization + net debt

[2]	data calculated in accordance with the U.S. generally accepted accounting principles (USGAAP)
Ú COORPORATE SOCIAL RESPONSIBILITY
Vale investments in corporate social responsibility in 2010 amounted to USD 1.136 billion, totaling USD 2.827 billion in the 2008-2010 three-year period. The budget for 2011 foresees investments of USD

1.194 billion, including USD 886 million for environmental protection and conservation and USD 308 million for social projects.
The promotion of global sustainability covers several complexities. For example, the benefits that arise from activities that emit excessive amounts of carbon are immediate and highly concentrated, whilst the gains in avoiding emissions tend to be long-term and are diluted among a large number of beneficiaries. At the same time, it is an activity that requires coordination in the global sphere, in a world in which the perception of costs and benefits is not uniform among countries.
Vale understands that, as a global company, it can dedicate resources and conciliate different interests, in order to be active as an agent of global sustainability, in a manner consistent with its corporate mission of transforming mineral resources into wealth and sustainable development.
Accordingly, we have developed technological solutions for mining that conciliate the interests of our shareholders with the maximization of value with social sustainability objectives.
In our iron ore mining operations at Carajás, we have implemented a dry process, which uses the natural humidity of iron ore. This reduces the consumption of water and energy viable, restricting the emission of carbon whilst simultaneously reducing operating and investment costs.
For the Serra Sul S11D project, in Carajás, Vale has developed a truck-less mining technology, which replaces the use of off-road trucks with a system of transportation conveyors; thus, also resulting in an expressive economy in fuel consumption, as well as, reduced carbon emissions, protection of native forests and reduced risk of occupational accidents.
Vale is developing initiatives to build a cleaner energy grid, with increased use of renewable fuels. In this context, at the beginning of 2011, we took over Biopalma S.A., a producer of palm oil, a raw material for the production of biodiesel, for USD 173,5.
Biopalma is starting to produce palm oil in 2011, with the expectation of reaching an annual production of 500,000 tons in 2019. Its main destination will be the production of biodiesel to fuel the fleet of trains, machines and large-scale machinery used in Vale’s operations in Brazil, with the use of B20, a 20%/80% mixture of biodiesel and diesel, respectively.
Support for social and economic development in regions where Vale operates is carried out through the Vale Foundation, one of the largest corporate foundations in the world. The Vale Foundation establishes partnerships with governments, non-governmental organizations and private companies, promoting structuring initiatives in the areas of urban infrastructure, strengthening of public administration and human and economic development. Besides Brazil, the Vale Foundation, also operates in Colombia and Mozambique.
The Vale Foundation has been implementing Knowledge Stations, which consist of human and economic development centers. There are already ten units operating in Brazil and four under construction. The La Loma Knowledge Station, in Colombia, has already been launched, and two others are being implemented, one in Ciénaga, in Colombia, and the other in Tetê, in Mozambique.
In 2010, Vale joined two share-price indexes of the BM&F Bovespa linked to sustainability: the ISE — company sustainability index and the ICO2 — carbon-adjusted index.
Our commitment to excellence in health and safety in our operations is one of our strategic priorities, with strict yearly goals, which also have an impact on the variable compensation of our executives. In 2010, we continued to reduce the rate of accidents. In our operations in Brazil, the rate of accidents with days lost, in number of accidents per million man-hours worked, was 0.85, a reduction of 6.6% compared to 2009. The rate of total frequency of personal accidents, in number of accidents per million man-hours worked, was 3.05, a reduction of 11.6%, compared to 2009.

Ú PROMOTING GROWTH
In the last five years, Vale invested USD 44,358 billion in maintaining its operations, research and development (R&D) and project implementation. Of this total, resources amounting to USD 29,923 billion were invested in Brazil.
In 2010, investments — excluding takeovers — amounted to USD 12.705 billion, with USD 8.239 billion destined to project development, USD 1,136 billion to R&D and USD 3,330 billion to maintaining existing operations.
In 2010, six projects were concluded: (a) An additional 20 Mtpa at the Brownfield project of high quality/low cost iron ore at Carajás; (b) Bayovar, a phosphate rock mine in Peru, with a capacity of 3.9 Mtpa; (c) Tres Valles, a copper mine in Chile, with a production capacity of 18,500 tons annually; (d) Onça Puma, a ferrous nickel operation in the Brazilian state of Pará, with annual production capacity of 58,000 tons; (e) Oman, a pelletizing operation in the Middle East, with capacity of 9 Mtpa; (f) TKCSA, a production plant for steel sheeting in the state of Rio de Janeiro, with a capacity of 5Mtpa, in which Vale has a capital participation of 26.9%.
Expenditures with takeovers amounted to USD 6,707 billion in 2010. In a series of transactions throughout 2010, we acquired the Bunge fertilizing operations in Brazil, for USD 5,829 billion, and the control of Fosfértil. These assets, the phosphate rock mine and processing plants have been incorporated into Vale Fertilizantes, a publicly-traded company listed on the BM& F Bovespa. Vale has 99.83% of voting rights and 68.2% of the preferred stock in Vale Fertilizantes.
Aiming to establish a world-class asset base in Africa, we’ve acquired 51% of the Simandou project, in Guinea, the best untapped iron ore deposit in the world, whose quality is similar to that of Carajás. Initially, USD 500 million was paid, with a further USD 2 billion to be paid over time subject to meeting specific milestones.
In order to initiate the development of the logistics infrastructure to support our coal operation in Mozambique, Vale acquired 51% of the SDCN (Sociedade de Desenvolvimento do Corredor Norte S.A.) railroad company, for USD 21 million. Our objective is to link the Moatize coal mine to the maritime terminal that we intend to build at Nacala, in the north of the country.
A third and final payment for the concession of the North-South Railroad in the order of USD 265 million was made, amounting to a total expenditure of USD 893 million. We have increased our participation in the Belvedere coal project, in Australia, acquiring an additional 24.5% of the share capital for USD 92 million. Accordingly, Vale’s stakes in Belvedere reached 75.5%.
Divestitures to the total value of USD 890,2 million were also carried out: (a) Valesul assets for USD 31,2 million; (b) 86.2% participation in PPSA, a kaolin producer, for USD 74 million; (c) 49% of the Bayóvar project, for USD 660 million; (d) 30% participation in the Oman pelletizing operation, for USD 125 million.
In the second quarter of 2010, a transaction was agreed with Norsk Hydro, an aluminum producer in Norway, to transfer our Albrás, Alunorte and CAP holdings, as well as, the Paragominas bauxite mine. The operation shall be completed by the end of the first quarter of 2011, and Vale will receive USD 1.4 billion over time; in addition to acquiring stakes of approximately 22% of Norsk Hydro’s capital and transferring its net debt of USD 700 million.
The 2011 budget foresees investments of USD 24 billion, from which USD 17,535 billion shall be destined to project implementation, USD 1,986 billion to research and development and USD 4,479 billion to supporting existing operations — USD 15.318 billion shall be destined to investments on our projects and operations in Brazil.
Investments of USD 8,522 billion on ferrous minerals are foreseen, mainly in iron ore and pellets; USD 5.014 billion in logistics; USD 4.310 billion in basic metals; USD 2,505 billion in fertilizers; USD 1,588 billion in coal; and USD 794 million in energy production and natural gas exploitation.

7

INVESTMENT MADE PER CATEGORY

million USD	2006	2007	2008	2009	2010
Organic growth	3,464	5,423	7,519	6,855	9,375
Projects	2,988	4,682	6,457	5,845	8,239
R&D	476	741	1,063	1,010	1,136
Supporting existing operations	1,360	2,202	2,671	2,157	3,330
Total	4,824	7,625	10,191	9,013	12,705
INVESTMENT MADE PER BUSINESS AREA

million USD	2006	2007	2008	2009	2010
Bulk materials	2,077	1,915	2,563	2,687	4,441
Ferrous minerals	1,994	1,747	2,171	2,124	3,474
Coal	83	168	392	564	967
Non-ferrous minerals	1,637	3,990	4,615	3,053	2,973
Fertilizers	0	0	0	91	843
Logistics	649	977	1,952	1,985	2,852
Energy	92	165	406	688	656
Steel	114	278	145	184	186
Other	255	300	511	324	755
Total	4,824	7,625	10,191	9,013	12,705
Ú VALUE CREATION TO SHAREHOLDERS
In the last five years, from 2006 to 2010, Vale has been the diverse mining company which has created the most value to shareholders; with average yearly total shareholder return (TSR) of 33.2%. Similarly, Vale has also been ahead of its peers in creating value to its shareholders for the last 10 years, - 2001-2010 — with TSR of 38.2%.
According to a recent study by the Boston Consulting Group, namely “Mining value creators report”, from February 2011, Vale has recorded the highest TSR among the largest mining companies worldwide for the period comprising 2000-2009 — 35.7%.
Vale’s market value has increased from USD 146.9 billion at the end of 2009 to USD 176.3 billion on the 31st of December, 2010. Vale’s shares display ongoing liquidity in the stock markets where they are listed, with average daily trading of USD 1.4 billion.
In 2010, Vale’s ADRs were the most traded of ADRs listed for trading in the U.S. stock exchange; comprising issuers from over 20 countries and a total of 2,222 programs.
In December 2010, Vale’s shares were traded in the Hong Kong Stock Exchange (HKEx) through HDRs (Hong Kong Depositary Receipts), representative of common and class A preferred shares, with tags 6210 and 6230, respectively. Vale was the first company to use the HDR instrument — similar to ADRs - and was also the first large company from the Americas to have its shares listed in Hong Kong.
Investors will be able to negotiate Vale’s shares almost 24 hours a day, in the Americas, in Europe, and in Asia, choosing between different currencies. This consolidates Vale’s positioning as a global company.
On January 31st, 2011, Vale paid extraordinary dividends to its shareholders, as interest on own capital, totaling USD 1 billion.
On January 31st 2011, in line with its Shareholder Dividend Policy, Vale announced a Proposal from the Board of Directors to the Administrative Board, for minimum shareholder dividends of USD 4.0 billion, to be paid between April and October 2011.

8

05/16/2008 Historic Record USD 200.5 billion
01,/31/2011 USD 178.8
Jan-06; Jun-06; Nov-06, Apr-07; Sep-07; Feb-08; Jul-08; Dec-08; May-09; Oct-09; Mar-10;
Aug-10; Jan-11

9

Ú BUSINESS PERSPECTIVES
The global economy is gaining momentum faster than expected, and 2011 is bound to be another year of growth above the long term 4% yearly trend.
After slowing down in the late summer, global industrial production regained momentum in the 4Q10 and continued to grow in the beginning of this year. This indicates that the pace of restocking has decreased significantly and that companies are responding to a strong demand for goods. Following subsequent falls in April to December 2010, the Global Manufacturing PMI, recorded by JP Morgan, displayed the fourth consecutive monthly increase in January 2011. Simultaneously, the rate of new orders and the orders over stock ratio — two key leading indicators — have been increasing and resuming prevailing levels recorded in the 1Q10. This suggests increase in industrial production over the coming months.
In light of the widespread dynamic recovery from recession, we do not expect industrial production to fall back to the 2-digit growth rate observed in the first twelve months of global recovery. Instead, we foresee robust expansion of production, capable of supporting strong demand for minerals and metals.
At present, the scope of global economic growth comprises more industries and geographic regions than seen in the first stages of the recovery from the Great Recession from 2008/2009.
For the first time since mid 2003, the global GDP has peaked above 5% a year, industrial and services segments are gaining momentum, and final demand is showing signs of strong recovery; thus, promoting growth sustainability. The recovery of the services sector is particularly important, due to its potential for job creation; which, in turn, promotes increased consumption expenditure.
Following increases in several segments, there are improvements in the geographic distribution of the global economic activity. Growth rate changes have spread across countries, and acted as an additional force promoting recovery. While the U.S. takes the leading role in promoting global re-growth, main countries in the Euro zone seem to be experiencing strong expansion.

10

Despite the risks posed by financial turmoil in the periphery of the Euro zone, markets are bound to behave as before, when they dealt with the turmoil of December 2010 within the region, not affecting other countries. Despite the potential for further integration within the Euro zone, peripheral economies present unsynchronized business cycles in relation to central economies, and we expect this to continue in the short term.
The faster expansion of global economic activity is promoted by certain important factors.
The monetary policies of the central banks of developed economies remain expansionist, which has been essential in supporting recovery.
Companies with excellent profit margins and solid cash flows have been abandoning their defensive posture, which prevailed until mid 2010, and seeking more aggressive capital expenditure increases. As an example, this year global investments in mining, led by Vale with USD 24 billion, are very likely to surpass the record of USD 120 billion from 2008. Expenditures in durable consumer goods, which are restircted to developed economies, have been increasing in the U.S. and Japan since the end of last year.
Financial conditions have been supporting growth. In addition to the high liquidity and low volatility in global market prices of capital; regarding bank credit, Senior Lending Officer Surveys for the U.S., Japan, the Euro zone and the United Kingdom have been revealing significant improvements, both in the supply (maturities and credit standards) and demand for corporate loans. This can be viewed as positive feedback of economic recovery.
For the first time since the 3Q07, surveys have been indicating growth in credit demand, which has been more prominent in the U.S. and Germany. Additionally, banks have been promoting easier maturities and standards for loans to grant credit to consumers, including credit cards and car financing; whereas, consumer demand has stabilized after a long period of decrease in 2006.
Industrial production and investments in fixed capital have been regaining momentum in the second half of 2010 in China. Regarding GDB increase, the Chinese economy has had great performance in the last quarter of 2010, with 12% increase in the previous quarter, annualized, seasonally adjusted. This was the greatest increase since the 2Q09, when the Chinese economy was recovering from the global financial shock.
We expect China’s growth to continue above 10% in the first half of 2011, mainly due to the good performance seen in internal demand. This shall be followed by a period of moderate growth in the second semester. The demand for minerals and metals is expected to remain high, not only due to the rapid economic growth, but also due to restocking.
Since mid July 2010, iron ore prices in the cash market have been increasing, having reached almost USD 200 per metric ton — higher than the post-crisis peak of USD 186 in the last April. Such price increases results from a combination of high global demand — led by China -, and limited offer.
Global steel production has followed a very similar path to global industrial production. After strong recovery in the summer 2009, steel production reached its peak in April in 2010 and followed by a backward trend. However, a it began to show signs of recovery in the 4Q10, and steel production in 2010 reached a historic maximum of 1.47 billion metric tons, annualized and seasonally adjusted. This has been translating in increasing pressures in their demand for iron ore and metallurgical coke.
From the perspective of supply, India, which until recently was China’s biggest supplier, has been losing territory, as it was overcome by Brazil in 2007. India’s share in Chinese imports has been continuously decreasing; since it reached a peak of 25% in 2005 it has dropped to 15.6% in 2010.
India has been allocating increasing volumes of iron ore for its own blast furnaces, given the high demand for steel, prompted by the rapid economic growth. This has been stimulating steel production to increase at average yearly rate of 11.7%, from 2005 to 2010.

11

Thus, India’s 11% decrease in exports last year, the first in the last ten years, is far from being a single event. It is probably part of a trend, as India will need an increasing volume of iron ore to foment its industrialization process and the necessary investments on infrastructure.
The quality of Chinese iron ore has been decreasing continuously, leading to an increasing demand for “run-of-the-mine” minerals to produce the same volume of iron ore to be used in blast furnaces; thus, failing to accelerate production as originally planned. A clear indication of the limitations of the global iron ore is the fact that, to meet the increasing demand for imports, China has been expanding its supplier base; including non-traditional, lower scale producers, who embark the ore overland, since traditional suppliers in the transoceanic market — Brazil, Australia and India - have not been able to meet the Chinese appetite for raw materials.
The prices of metallurgical coke have been increasing since the 2Q10 due to demand pressures and the abrupt decrease in offer caused by rain and inundation in the State of Queensland, Australia, an important global producer and exporter; and tend to remain at high levels, with positive implications for the iron ore market. Increasing coal prices tend to stimulate more intensive use of high quality iron ore to enable economies in the consumption of coke in blast furnaces in steel mills; which adds pressure to the premium for our ores.
By eliminating cyclical influences and short-term price volatility, real iron ore prices appear to have entered a long-term rising trend, similar to the one experienced from the Second World War to the early 70s. This trend reflects the increase in premium due to the relative scarcity, since, despite price incentives, the expansion of productive capacity has not been enough to keep pace with demand, mainly due to geological and institutional constraints. A fact that is often overlooked when forecasting future production levels is the extent of investment demand for replacement, which requires relatively large volumes of iron ore to replace lost capacity.
In this scenario of increasing scarcity, Vale’s immense high quality iron ore reserves and its proven ability to design and deliver large scale projects, supported by strong cash generation, constitute relevant competitive advantages for value creation for shareholders.
After three years in decline, global stainless steel production — accountable for almost two thirds of global nickel consumption — increased by 23.4% in 2010, the biggest high of all times. Following the seasonally adjusted annual expansion of 10% in the 4Q10, stainless steel production has continued to grow; plants are operating at full capacity, due to increased demand. Stainless steel 304 prices continue to increase, but are still 30% below the 2007 peak.
Nickel demand for applications other than stainless steel production, a market led by Vale, has been performing well and tends to increase due to projects in the aerospace, petrochemical, oil and gas industries.
Demand was high enough to overcome the potential of the negative pressures of production levels over prices in 2010. For example, as a result of the normalization of Canadian operations in the 2Q10, our nickel production has increased by 55.7% in relation to the 1Q10. After correction caused by financial stress in 2Q10 in Continental Europe, nickel prices, due to the strength in fundamentals and the influence of co-movement of commodity prices, have recently reached nearly USD 30,000 per metric ton, having increased from USD 18,000 in early June. Nickel stocks, which had been gradually increasing from August 2010 until the end of the year due to price increase expectations, started to decline in January 2011, reflecting an imbalance between supply and demand.
Nickel market fundamentals are expected to remain favorable in the near future.
Stainless steel consumption is strongly correlated with family consumer spending and oscillation in relation to income growth. This helps explaining why nickel consumption rates, measured as consumption per USD from the GDP, is still lower in emerging economies than in more advanced economies; unlike other metals, such as steel and copper. Emerging economies are expected to keep the momentum of rapid increase in individual income, as in previous years, leading the expansion of

12

consumer spending worldwide; this implies significant growth potential for nickel demand in the medium term.
In the short term, supply is not expected to react substantially to prices. One of the two blast furnaces of our smelter at Copper Cliff, in Sudbury, shall remain inoperable for a period of at least 16 weeks, which will resuls in loss of production of 15,000 metric tons of refined nickel. Moreover, most increases in global production from forthcoming projects will be realized only in the second half of the year.
Limonitic nickel laterite projects — the most abundant type of nickel ore reserves in the world - have been struggling to meet expectations for the ramp up term and for its forecast annual capacity. Such difficulties could potentially hold global supply back in the long term.
In addition to high demand, copper supply restrictions have continued to exert high pressure over prices. Additionally to specific events, such as strikes, struggling to maintain production levels in older mines — where levels are progressively decreasing — is a key component of supply limitation. A hot market and, marginally, the contribution of the co-movement of commodity prices, increased the price of copper to approximately USD 10,000 per metric ton earlier this month — a 64% increase above the low of USD 6,100 in the beginning of June 2010.
The increasing availability of scrap, spurred by the movement of copper prices, and the potential threat of substitution, given the widening of the spread in relation to the price of aluminum - which leapt to USD 7,500 in February 2011, compared to USD 1,275 per ton in January 2009 — may lead to moderate prices.
Currently, the Tres Valles project, in Chile, with capacity for 18,500 metric tons of copper, is in ramp up. The first phase of the Salobo project, with capacity of 100,000 metric tons of copper in concentrate per year, is expected to begin operations in the 2H11.
The fertilizer market has been positively influenced by farmers’ increased profitability, due to increases grain prices, the favorable financial conditions and stock consumption throughout 2009 and 2010.
Most of our production is destined for the Brazilian market, which is the fourth largest consumer in the world, and where consumption increased by 6% per annum in the last two decades, well above the global expansion. The demand is seasonally low in the first half of the year, increasing thereafter to meet the main harvest season in Brazil, from September to November.
The prices of phosphate rock and phosphates, such as MAP and DAP, began to rise from early 2010 and should remain stable throughout this year. As stock consumption extended over a longer period, prices for potash began to recover only towards the end of 2010 and have reached a higher level in 2011. In the beginning of this year, several price increases have been announced, confirming the optimistic predictions for its development.
Despite the operating and market risks to which mining companies are typically exposed, we expect Vale’s performance in 2011 to continue to promote the sustainability of the process of creating value for our shareholders.
Ú AWARDS
Vale has once more been included in the top 100 list of most respected companies in the world, according to a survey conducted by Barron’s magazine — one of the most prominent publications in capital markets in the U.S.
According to Barron’s survey, Vale is the most respected company in Latin America.
Vale has been awarded several prizes:

13

(a)	Global Reporting Initiative (GRI), Reader’s Choice Awards

(b)	ILOS de Logística — ILOS of Logistics — Instituto de Logística e Supply Chain — Logistics and Supply Chain Institute —

(c)	IQC, International Quality & Productivity Center

(d)	Prêmio Época de mudanças climáticas — Época Climate Change Award —

(e)	Boldness in Business, Financial Times

(f)	IR Magazine Awards, Brazil, best investor relations program, best website and best annual report;

(g)	Institutional Investor Latin America Investor Relations Perception Study, mining best investor relations executives and best investor relations team in Latin America;

(h)	Euromoney Best Managed Companies in Latin America — best managed company, most transparent financial statements, and most coherent and convincing strategy in the mining industry in Brazil;

(i)	Troféu Transparência 2010 — Transparency Trophey 2010 — ANEFAC, Associação Nacional dos Executivos de Finanças, Administração e Contabilidade — Brazilian Association of Financing, Management and Accounting Executives —;
Ú INDEPENDENT AUDITORS RELATIONS POLICY
Vale has developed and formalized specific pre-approval rules and procedures for the services provided by external auditors. These are aimed at avoiding conflicts of interest, and preventing our independent external auditors from losing objectivity.
Vale’s policy for Independent Auditors, when providing services not related to external audits, is based on principles which preserve their independence. In line with the best corporate governance practices, all of the services provided by our independent auditors are pre-approved by the Board of Auditors.
According to CVM Instruction 381/2003, services to be provided by the Company’s external auditors, PricewaterhouseCoopers Auditores Independents, for a three-year period from June 2009, for the fiscal year 2010 to Valle and its subsidiaries were as follows:

	Vale and	Shared control
thousand BRL	subsidiaries	company	Total
Accounting Audit	17,047.59	384.23	17,431.81
Audit — Sarbanes Oxley Law	2,795.79	—	2,795.79
Services related to the Audit[1]	2,788.18	67.47	2,855.65
Tax Services	—	235.60	235.60
Other	36.89	654.99	691.88
Total services	22,668.45	1,342.28	24,010.73

1 Services primarily related to Vale’s listing in the Hong Kong Stock Exchange.

14

Financial Statements — December 31, 2010
BR GAAP/IFRS
Filed at CVM, SEC and SFC on 02/24/2011
Gerência Geral de Controladoria — GECOL

Vale S.A.
CONSOLIDATED FINANCIAL STATEMENTS INDEX

Vale S.A.
CONSOLIDATED FINANCIAL STATEMENTS INDEX

Vale S.A.
CONSOLIDATED FINANCIAL STATEMENTS INDEX

Note	Page
2.z) Capital	30

2.aa) Statements of added value	30

3. Critical Accounting Estimates and Assumptions	31

4. Amendments and Interpretations to Existing International Standards that are not yet in Force	32

5. First-time Adoption of International Financial Reporting Standards with Individual Financial Statements in Accordance with CPC Technical Pronouncements	33

6. Risk Management	40

6.a) Risk management policy	40

6.b) Liquidity risk	41

6.c) Credit risk	41

6.d) Market risk	42

6.e) Operational risk	43

7. Acquisitions and Divestments	43

8. Cash and Cash Equivalents	45

9. Short-term Financial Investment	45

10. Financial Assets Available for Sale	45

11. Accounts Receivables	46

12. Inventories	46

13. Assets and Liabilities Held for Sale	46

14. Recoverable Taxes	47

15. Investments	48

16. Intangible Assets	53

17. Property, Plant and Equipment	55

18. Impairment of Non-financial Assets	57

19. Loans and Financing	57

20. Provision for Contingent Liabilities	61

20.a) Provision for contingencies	61

Vale S.A.
CONSOLIDATED FINANCIAL STATEMENTS INDEX

Independent Auditors Report
To the Board of Directors and Stockholders
Vale S.A.
We have audited the accompanying parent company financial statements of Vale S.A. (“Company”), which comprise the balance sheet as at December 31, 2010 and the statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.
We have also audited the consolidated financial statements of Vale S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at December 31, 2010 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of the significant accounting policies and other explanatory information.
Management’s responsibility for the financial statements
Management is responsible for the preparation and fair presentation of the parent company financial statements in accordance with accounting practices adopted in Brazil and the consolidated financial statements according to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as the evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion on the parent company financial statements
In our opinion, the parent company financial statements, mentioned above, give a true and fair view of the financial position of Vale S.A. as at December 31, 2010, and its financial performance and its cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil.

Opinion on the consolidated financial statements
In our opinion, the consolidated financial statements, mentioned above, give a true and fair view of the financial position of Vale S.A. and its subsidiaries as at December 31, 2010, and their consolidated financial performance and the consolidated cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and with accounting practices adopted in Brazil.
Emphasis
As described in Note 2.2, the parent company financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of Vale S.A., these practices differ from IFRS, applicable to separate financial statements, only regarding the valuation of the investments in subsidiary, associated and jointly-controlled companies on the equity method of accounting, since for IFRS purposes, it would be cost or fair value.
Other matters statements of value added
We have also audited the individual and consolidated Statements of Value Added (“Demonstrações do Valor Adicionado — DVA”), for the year ended December 31, 2010, whose presentation is required by Brazilian corporate law for listed companies, and as supplementary information by the IFRS that does not require the presentation of the DVA. These statements were submitted to the same audit procedures previously described and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.
Rio de Janeiro, 24 February 2011
PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 “F” RJ
Marcos Donizete Panassol
Contador CRC

(A free translation from the original in Portuguese)
Consolidated Balance Sheet
In millions of Reais

	Notes	December 31, 2010	December 31, 2009 (I)	January 1, 2009 (I)
Assets
Current assets
Cash and cash equivalents	8	13.469	13.221	24.639
Short-term investments	9	2.987	6.525	5.394
Derivatives at fair value	26	87	183	—
Financial assets available for sale	10	21	28	461
Accounts receivable	11	13.962	5.643	7.933
Related parties	31	90	4	28
Inventories	12	7.592	5.913	9.686
Recoverable taxes	14	2.796	2.685	4.886
Advances to suppliers		318	872	946
Others		1.070	1.719	1.242

		42.392	36.793	55.215

Assets of disposal group classified as held for sale	13	11.876	—	—

		54.268	36.793	55.215

Non-current assets

Related parties	31	8	64	—
Loans and financing		274	286	180
Prepaid expenses		254	295	632
Judicial deposits		3.062	3.109	2.920
Advances to suppliers — energy		—	889	953
Deferred income tax and social contribution	21	2.440	2.760	978
Recoverable tax	14	612	1.540	1.067
Derivatives at fair value	26	502	1.506	85
Others		936	546	413

		8.088	10.995	7.228

Investments	15	3.945	4.562	1.981
Intangible assets	16	18.274	16.440	16.191
Property, plant and equipment, net	17	130.087	108.948	105.000
		160.394	140.945	130.400

Total assets		214.662	177.738	185.615

(I)	period adjusted by new accounting pronouncements, for comparative purposes, according to note 5.
The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)
Consolidated Balance Sheet
In millions of Reais, except number of shares

	Notes		December 31, 2010	December 31, 2009(I)	January 1, 2009 (I)
Liabilities and stockholders’ equity
Current liabilities
Suppliers			5.804	3.849	5.248
Payroll and related charges			1.966	1.556	1.428
Derivatives at fair value		26	92	264	—
Current portion of long-term debt		19	4.866	5.310	1.590
Short-term debt		19	1.144	646	1.088
Related parties		31	24	33	162
Taxes payable and royalties			442	256	188
Provision for income tax			1.310	366	1.423
Employee post retirement benefits			311	292	288
Railway sub-concession agreement payable			117	496	934
Provision for asset retirement obligations		20b	128	157	113
Dividends and interest on stockholders’ equity			8.104	2.907	4.834
Others			1.736	1.338	1.399

			26.044	17.470	18.695

Liabilities directly associated with assets held for sale		13	5.340	—	—

			31.384	17.470	18.695

Non-current liabilities
Derivatives at fair value		26	103	40	1.345
Long-term debt		19	37.779	36.132	42.706
Related parties		31	3	103	125
Employee post retirement benefits	22 III		3.224	3.101	3.650
Provisions for contingencies		20a	3.712	4.202	4.115
Deferred income tax and social contribution		21	12.947	9.307	6.932
Provision for asset retirement obligations		20b	2.463	1.930	1.893
Participative Debentures		20c	2.140	1.306	886
Redeemable non-controlling interest			1.186	1.273	1.390
Others			3.396	2.581	2.879

			66.953	59.975	65.921

Stockholders’ equity
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2009 - 2,108,579,618) issued	25a		19.650	18.469	18.469
Common stock - 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2009 - 3,256,724,482) issued	25a		30.350	28.965	28.965
Mandatorily convertible notes — common shares	25b		445	2.584	2.111
Mandatorily convertible notes — preferred shares			996	2.003	953
Treasury stock - 99,649,571 (2009 - 77,581,904) preferred and 47,375,394 (2009 - 74,997,899) common shares	25c		(4.826)	(2.470)	(2.448)
Income from operations with non-controlling interest			685	—	—
Transaction cost of capital increase			1.867	(161)	(161)
Equity adjustment			(25)	(21)	8
Cumulative translation adjustments			(9.512)	(8.886)	—
Undistributed revenue reserves		25a	72.486	49.272	42.396
Unappropriated retained earnings			—	6.003	6.015

Total Company stockholders’ equity			112.116	95.758	96.308
Non-controlling interests			4.209	4.535	4.691

Total stockholders’ equity			116.325	100.293	100.999

Total liabilities and stockholders’ equity			214.662	177.738	185.615

(I)	period adjusted by new accounting pronouncements, for comparative purposes, according to note 5.
The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)
Parent Company Balance Sheet
In millions of Reais

	Notes	December 31, 2010	December 31, 2009 (I)	January 1, 2009 (I)
Assets
Current assets
Cash and cash equivalents	8	4.823	1.250	6.713
Derivatives at fair value	26	37	—	—
Financial assets available for sale	10	—	—	384
Accounts receivable	11	18.378	3.360	9.827
Related parties	31	1.123	4.360	2.232
Inventories	12	2.317	1.882	2.913
Recoverable taxes	14	1.961	1.881	3.312
Advances to suppliers		273	751	813
Others		179	155	186

		29.091	13.639	26.380

Non-current assets

Related parties	31	1.936	1.842	3.398
Loans and financing		164	136	128
Judicial deposits		2.312	2.433	2.161
Deferred income tax and social contribution	21	1.789	2.050	1.963
Recoverable taxes	14	125	158	189
Derivatives at fair value	26	284	1.098	5
Others		523	358	245

		7.133	8.075	8.089

Investments	15	92.111	87.894	91.392
Intangibles assets	16	13.563	11.788	11.642
Property, plant and equipment, net	17	44.462	39.693	35.455

		157.269	147.450	146.578

Total assets		186.360	161.089	172.958

(I)	period adjusted by new accounting pronouncements, for comparative purposes, according to note 5.
The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)
Parent Company Balance Sheet
In millions of Reais, except number of shares

	Notes	December 31, 2010	December 31, 2009 (I)	January 1, 2009 (I)
Liabilities and stockholders’ equity
Current liabilities
Suplliers		2.863	2.383	2.145
Payroll and related charges		1.270	1.010	881
Current portion of long-term debt	19	616	2.053	711
Related parties	31	5.326	7.343	9.578
Taxes payable and royalties		204	97	56
Provision for income tax		414	—	—
Employee post retirement benefits		176	161	135
Provision for asset retirement obligations	20b	44	122	44
Dividends and interest on stockholders’ equity		8.104	2.907	4.834
Others		705	466	400

		19.722	16.542	18.784

Non-current liabilities
Derivatives at fair value	26	—	—	1.084
Long-term debt	19	15.908	12.072	11.602
Related parties	31	27.597	28.111	38.011
Employee post retirement benefits		504	638	777
Provisions for contingencies	20a	2.108	2.731	2.592
Deferred income tax and social contribution	21	3.574	1.320	—
Provision for asset retirement obligations	20b	761	724	848
Participative debentures	20c	2.140	1.306	886
Others		1.929	1.887	2.066

		54.521	48.789	57.866

Stockholders’ equity
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2009 - 2,108,579,618) issued	25a	19.650	18.469	18.469
Common stock - 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2009 - 3,256,724,482) issued	25a	30.350	28.965	28.965
Mandatorily convertible notes — common shares	25b	445	2.584	2.111
Mandatorily convertible notes — preferred shares	25b	996	2.003	953
Treasury stock - 99,649,571 (2009 - 77,581,904) preferred and 47,375,394 (2009 - 74,997,899) common shares	25c	(4.826)	(2.470)	(2.448)
Income from operations with non-controlling interest		685	—	—
Transaction cost of capital increase		1.867	(161)	(161)
Equity assessnent adjust		(25)	(21)	8
Cumulative translation adjustments		(9.512)	(8.886)	—
Undistributed revenue reserves	25a	72.487	49.272	42.396
Unappropriated retained earnings		—	6.003	6.015

Total Company stockholders’ equity		112.117	95.758	96.308

Total liabilities and stockholders’ equity		186.360	161.089	172.958

(I)	period adjusted by new accounting pronouncements, for comparative purposes, according to note 5.
The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)
Consolidated Statement of Income
In million of Reais, except per share amounts

	Year ended December, 31
	Notes	2010	2009(I)
Revenue		83.225	48.496

Cost of sales	28	(33.756)	(27.750)

Gross profit		49.469	20.746

Operating expenses
Selling and administrative expenses	28	(3.201)	(2.347)
Other operating expenses, net	28	(5.778)	(5.226)

		(8.979)	(7.573)

Operating profit		40.490	13.173

Financial income	29	3.136	12.136
Financial expense	29	(5.899)	(10.042)

Equity results from associates		(48)	99

Gain (loss) on disposal of investments		—	93

Income before income tax and social contribution		37.679	15.459

Current		(9.286)	(4.991)
Deferred		2.251	37

Income tax and social contribution	21	(7.035)	(4.954)

Income from continuing operations		30.644	10.505
Results on discontinued operations		(222)	—

Net income		30.422	10.505

Net income attributable to non-controlling interests		352	168

Net income attributable to the Company’s stockholders		30.070	10.337

Basic earnings per share:
Continuing operations
Preferred share		5,70	0,97
Common share		5,70	0,97

Discontinued operations
Preferred share		(0,04)	—
Common share		(0,04)	—

Diluted earnings per share:
Continuous operations
Preferred share		6,14	1,71
Common share		6,14	2,21

Discontinued operations
Preferred share		(0,04)	—
Common share		(0,04)	—

(I)	period adjusted by new accounting pronouncements, for comparative purposes, according to note 5.
The accompanying notes are an integral part of these financial statements.
(I) period adjusted by new accounting pronouncements, for comparative purposes, according to note 5.
The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)
Parent Company Statement of Income
In million of Reais, except per share amounts

	Year ended December, 31
	Notes	2010	2009 (I)
Revenue		51.386	26.430
Cost of sales	28	(17.892)	(13.649)

Gross profit		33.494	12.781

Operating expenses
Selling and administrative expenses	28	(1.748)	(1.244)
Other operating expenses, net	28	(1.762)	(2.241)
Equity results from subsidiaries	28	8.709	(3.809)

		5.199	(7.294)

Operating profit		38.693	5.487

Financial income	29	3.013	13.336
Financial expenses	29	(4.634)	(3.303)

Equity results from associates		(48)	99
Gain (loss) on disposal of investments		—	284

Income before income tax and social contribution		37.024	15.903

Current		(7.356)	(4.813)
Deferred		624	(753)

income tax and social contribution	21	(6.732)	(5.566)

Income from continuing operations		30.292	10.337
Results on discontinued operations		(222)	—

Net income		30.070	10.337

Basic earnings per share:
Preferred share		5,66	0,97
Common share		5,66	0,97
Diluted earnings per share:
Preferred share		6,10	1,71
Common share		6,10	2,21

(I)	period adjusted by new accounting pronouncements, for comparative purposes, according to note 5.
The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)
Consolidated and Parent Company Statement of Comprehensive Income
In millions of Reais

		Year ended December, 31
	Consolidated			Parent Company
	Notes	2010	2009 (I)	2010	2009 (I)
Net income		30.422	10.505	30.070	10.337
Other comprehensive income
Cumulative translation adjustments		(859)	(9.060)	(626)	(8.886)

Unrealized gain (loss) — available-for-sale securities
Gross balance as of the period/year end		37	41	37	41
Tax (expense) benefit		(16)	(75)	(16)	(75)

		21	(34)	21	(34)

Cash flow hedge
Gross balance as of the period/year end		60	(34)	(6)	22
Tax (expense) benefit		(19)	(14)	(19)	(17)

		41	(48)	(25)	5

Total comprehensive income attributable to Company’s stockholders		29.625	1.363	29.440	1.422

Net income attributable to noncontrolling interests		187	(59)
Cumulative translation adjustments		29.438	1.422

(I)	period adjusted by new accounting pronouncements, for comparative purposes, according to note 5.
The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)

Consolidated and Parent Company Statement of Changes in Stockholders’ Equity	December 31, 2010
In millions of Reais

								Income from
			Transaction cost					operations with	Cumulative	Unappropriated		Non-controlling	Total
			of capital	Mandatorily	Undistributed			non-controlling	translation	retained	Parent company	stockholders’s	stockholders’
	Notas	Capital	increase	convertible notes	revenue reserves	Treasury stock	Equity adjustment	stockholders	adjustment	earnings	stockholders ´equity	interests	equity
January 1, 2009		47.434	(161)	3.064	42.396	(2.448)	8	—	—	6.015	96.308	4.691	100.999

Net income of the years (I)		—	—	—	—	—	—	—	—	10.337	10.337	168	10.505
Repurchase of stock		—	—	—	—	(22)	—	—	—	—	(22)	—	(22)
Additional remunaration to securities		—	—	—	—	—	—	—	—	(100)	(100)	—	(100)
Unrealized results of valuation at market		—	—	—	—	—	(29)	—	—	—	(29)	(53)	(82)
Translation adjustments for the years		—	—	—	—	—	—	—	(8.886)	—	(8.886)	(174)	(9.060)
Dividends to non-controlling stockholders		—	—	—	—	—	—	—	—	—	—	(98)	(98)
Additional Remuneration of 2008		—	—	—	(371)	—	—	—	—	—	(371)	—	(371)
Issuance of securities		—	—	1.523	—	—	—	—	—	—	1.523	—	1.523
Allocation of income:
Interim interest on capital		—	—	—	—	—	—	—	—	(95)	(95)	—	(95)
Additional remuneration proposed to stockholders		—	—	—	—	—	—	—	—	(2.907)	(2.907)	—	(2.907)
Appropriation to revenue reserves		—	—	—	7.247	—	—	—	—	(7.247)	—	—	—

December 31, 2009 (I)		47.434	(161)	4.587	49.272	(2.470)	(21)	—	(8.886)	6.003	95.758	4.535	100.293

Net income of the years (I)		—	—	—	—	—	—	—	—	30.070	30.070	352	30.422
Capitalization of advance of non-controlling stockholders		—	—	—	—	—	—	—	—	—	—	62	62
Capitalization of reserves		2.566	—	—	(2.566)	—	—	—	—	—	—	—	—
Gain on conversion of shares		—	2.028	(3.064)	—	1.036	—	—	—	—	—	—	—
Repurchase of stock		—	—	—	—	(3.392)	—	—	—	—	(3.392)	—	(3.392)
Additional remuneration to securities		—	—	(82)	—	—	—	—	—	—	(82)	—	(82)
Unrealized results on valuation at market		—	—	—	—	—	(4)	—	—	—	(4)	66	62
Translation adjustments for the years		—	—	—	—	—	—	—	(626)	—	(626)	(233)	(859)
Dividends to non-controlling stockholders		—	—	—	—	—	—	—	—	—	—	121	121
Acquisitions and disposal of non-controlling stockholders		—	—	—	—	—	—	685	—	—	685	2.486	3.171
Transfer to assets held for sale of non-controlling stockholders		—	—	—	—	—	—	—	—	—	—	(3.180)	(3.180)
Additional Remuneration of 2010		—	—	—	(513)	—	—	—	—	—	(513)	—	(513)
Allocation of income:
Interim interest on capital and dividends		—	—	—	—	—	—	—	—	(1.675)	(1.675)	—	(1.675)
Additional remuneration proposed to stockholders		—	—	—	—	—	—	—	—	(8.104)	(8.104)	—	(8.104)
Appropriation to revenue reserves		—	—	—	26.294	—	—	—	—	(26.294)	—	—	—

December 31, 2010		50.000	1.867	1.441	72.487	(4.826)	(25)	685	(9.512)	—	112.117	4.209	116.326

(I) period adjusted by new accounting pronouncements, for comparative purposes, according to note 5.
The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)
Consolidated Statement of Cash Flows
In millions of Reais

	Year ended December, 31
	2010	2009(I)
Cash flows from operating activities:
Net income	30.422	10.505
Adjustments to reconcile net income trash from operations
Results of equity investments	48	(99)
Sale of investments	—	(93)
Results from descontinued operations	222	—
Depreciation, amortization and depletion	5.741	5.447
Deferred income tax and social contribution	(2.251)	(37)
Monetary and exchange rate changes assets and liabilities, net	24	(6.746)
Disposal of property, plant and equipment	1.195	653
Losses (gains) on derivatives	1.024	(2.649)
Others	450	(47)
Decrease (increase) in assets:
Accounts receivable	(5.302)	2.287
Inventories	(1.579)	2.796
Recoverable taxes	153	(1.151)
Others	750	(559)
Increase (decrease) in liabilities:
Suppliers	1.653	(51)
Payroll and related charges	363	112
Taxes and contributions	2.182	736
Others	280	413

Net cash provided by operating activities	35.375	11.517

Cash flows from investing activities:
Short term investments	3.537	(1.131)
Loans and advances receivable	(161)	(1.067)
Guarantees and deposits	(64)	(153)
Additions to investments	(120)	(3.422)
Additions to property, plant and equipment	(23.546)	(16.108)
Dividends/interest on stockholders’ equity received	147	21
Proceeds from disposal of property, plant and equipment/investments	—	1.200
Net cash used in acquisitions and increase of funds to subsidiaries, net of the cash of subsidiary	(11.378)	(4.246)

Net cash used in investing activities	(31.585)	(24.906)

Cash flows from (used in) financing activities:
Short-term debt, additions	4.776	3.940
Short-term debt, repayments	(4.466)	(3.624)
Long-term debt	8.375	6.286
Issue of convertible notes, in common share’s	—	577
Issue of convertible notes, in preferred share’s	—	1.281
Financial institutions	(4.546)	(808)
Dividends and interest on capital paid to stockholders	(5.095)	(5.299)
Dividends and interest stockholders’ equity attributed to noncontrolling interest	(243)	(82)
Transactions with non controlling stockholders	1.118	—
Capital increase	—	—
Treasury stock	(3.392)	(22)

Net cash provided by (used in) financing activities	(3.473)	2.249

Increase (decrease) in cash and cash equivalents	317	(11.140)
Cash and cash equivalents of cash, beginning of the years	13.221	24.639
Effect of exchange rate changes on cash and cash equivalents	(69)	(278)

Cash and cash equivalents, end of the years	13.469	13.221

Cash paid during the years for:
Short-term interest	(46)	(110)
Long-term interest	(1.983)	(2.277)
Income tax and social contribution	(3.694)	(2.698)
Non-cash transactions:
Additions to property, plant and equipment — interest capitalization	(310)	(384)
(I) period adjusted by new accounting pronouncements, for comparative purposes, according to note 5.
The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese.)
Parent Company Statement of Cash Flows
In millions of Reais

		Year ended December, 31
		2010	2009
Cash flows from operating activities:
Net income		30.070	10.337
Adjustments to reconcile net income to cash from operations:
Results of equity investments		(8.661)	3.710
(Gain)/Loss on sale of investments		—	(284)
Results from discontinued operations		222	—
Depreciation, amortization and depletion		1.983	1.931
Deferred income tax and social contribution		(624)	753
Monetary and exchange rate changes, net		(640)	(10.053)
Disposal of property, plant and equipment		3.056	343
Unrealized gain (loss) on derivatives		776	(2.140)
Dividends and interest on capital received		2.060	728
Others		251	(107)
Decrease (increase) in assets:
Accounts receivable		(14.546)	6.378
Inventories		(91)	1.091
Recoverable taxes		180	733
Others		895	395
Increase (decrease) in liabilities:
Suppliers and contractors		480	238
Payroll and related charges		260	129
Taxes and contributions		1.305	693
Others		652	468

Net cash provided by operating activities		17.628	15.343

Cash flows from investing activities:
Short term investments		—	—
Loans and advances receivable		3.098	(101)
Guarantees and deposits		(112)	(142)
Additions to investments property, plant and equipment		(3.684)	(9.037)
Additions to investments		(10.472)	(7.481)
Proceeds from disposal of property, plant and equipment/investments		4.433	692

Net cash used in investing activities		(6.737)	(16.069)

Cash flows from financing activities:
Short-term debt, additions		3.969	1.785
Short-term debt, repayments		(8.354)	(5.888)
Long-term debt		7.469	5.254
Related parties		—	(129)
Financial institutions		(1.915)	(438)
Dividends and interest on capital paid to stockholders		(5.095)	(5.299)
Transactions with non-controlling stockholders
Capital increase		—	—
Treasury stock		(3.392)	(22)

Net cash used in financing activities		(7.318)	(4.737)

Net Increase (decrease) in cash and cash equivalents	8	3.573	(5.463)
Cash and cash equivalents of cash, beginning of the year		1.250	6.713

Cash and cash equivalents end of the year	8	4.823	1.250

Cash paid during the year:
Short-term interest		(69)	(108)
Long-term interest		(1.862)	(2.370)
Income tax and social contribution		(3.103)	(1.535)

Non-cash transactions:
Additions to property, plant and equipment — interest capitalization		—	—
Transfer of advance for future capital increase to investments		(98)	(11)

(I)	period adjusted by new accounting pronouncements, for comparative purposes, according to note 5.
The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese.)
Consolidated Statement of Added Value
In millions of Reais

	Year ended December, 31
	2010	2009(I)
Generation of added value
Gross revenue
Revenue from products and services	85.345	49.812
Other revenue	—	—
Revenue from the construction of own assets	20.607	13.919
Allowance for doubtful accounts	(40)	(23)
Less: Acquisition of products	(1.912)	(1.219)
Outsourced services	(11.722)	(6.242)
Materials	(20.843)	(20.653)
Fuel oil and gas	(3.701)	(2.777)
Energy	(2.349)	(1.777)
Other costs	(10.256)	(6.927)

Gross added value	55.129	24.113

Depreciation, amortization and depletion	(5.741)	(5.447)

Net added value	49.388	18.666

Financial revenue	671	866
Equity results	(48)	99
Others	—	—

Total added value to be distributed	50.011	19.631

Personnel	5.706	5.086
Taxes, rates and contribution	3.397	315
Recoverable taxes paid	—	—
Current income tax	9.286	4.991
Deferred income tax	(2.251)	(37)
Remuneration on third party’s capital	3.839	3.291
Foreign indexation and exchange gain, net	(387)	(4.520)
Net income attributable to the company’s Stockholders	9.779	3.373
Reinvested	20.291	6.964
Net income attributable to non-controlling interest	351	168

Distribution of added value	50.011	19.631

(I)	period adjusted by new accounting pronouncements, for comparative purposes, according to note 5.
The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese.)
Patent Company Statement of Added Value
In millions of reais

	Year ended December, 31
	2010	2009 (I)
Generation of added value
Gross revenue
Revenue from products and services	52.905	27.285
Revenue from the construction of own assets	10.516	7.493
Allowance for doubtful accounts	(36)	(18)
Less: Acquisition of products	(1.741)	(363)
Outsourced services	(7.251)	(3.117)
Materials	(10.344)	(11.808)
Fuel oil and gas	(1.597)	(1.128)
Energy	(1.121)	(758)
Other costs	(3.920)	(3.278)

Gross added value	37.411	14.308

Depreciation, amortization and depletion	(1.983)	(1.931)

Net added value	35.428	12.377

Received from third parties	—	—

Financial revenue	300	437
Equity results	8.661	(3.710)

Total added value to be distributed	44.389	9.104

Personnel	3.132	2.540
Taxes, rates and contribution	2.535	257
Recoverable taxes paid	—	—
Current income tax	7.356	4.813
Deferred income tax	(624)	753
Remuneration on third party’s capital	2.569	3.269
Inflation and exchange rate changes, net	(649)	(12.865)
Stockholders	9.779	3.373
Reinvested	20.291	6.964

Distribution of added value	44.389	9.104

(I)	period adjusted by new accounting pronouncements, for comparative purposes, according to note 5.
The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In millions of Real, unless otherwise stated.
1- Operational Context
Vale S.A. (“Vale” or the “Company”) is a Public Limited Liability Company with its headquarters in the city of Rio de Janeiro, Brazil. The initial product offering was on record in October 1943 on the Rio de Janeiro Stock Exchange and now has its securities traded on the stock exchanges in Sao Paulo (BM&F and BOVESPA), New York (NYSE), Paris (NYSE Euronext) and Hong Kong (HKEx).
Vale is the world leader in the production of iron ore and pellets, and the second largest producer of nickel. It is a Brazilian mining company present in 38 countries, on the five continents and with a mission to transform mineral resources into prosperity and sustainable development.
The Company and its direct and indirect subsidiaries (“Group”) is principally engaged in the research, production and marketing of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, iron alloys, cobalt, metals platinum group metals and metals precious. In addition, it operates in the segments of energy, logistics and steel.
As at December 31, 2010, the main consolidated operating subsidiaries and jointly controlled entities proportionately consolidated are:

Subsidiary	participation %	% voting capital	Head office location	Principal activity
Parent Company
Alumina do Norte do Brasil S.A. — Alunorte (*)	57,03	59,02	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (*)	51,00	51,00	Brazil	Aluminum
Compañia Mienera Misky Mayo S.A.C	40,00	51,00	Peru	Fertilizers
Ferrovia Centro-Atlântica S. A.	99,99	99,99	Brazil	Logistic
Ferrovia Norte Sul S.A.	100,00	100,00	Brazil	Logistic
Mineração Corumbaense Reunidas S.A.	100,00	100,00	Brazil	Iron ore
PT International Nickel Indonesia Tbk	59,14	59,14	Indonesia	Nickel
Sociedad Contractual Minera Tres Valles	90,00	90,00	Chile	Cooper
Urucum Mineração S.A.	100,00	100,00	Brazil	Iron ore and Manganese
Vale Australia Pty Ltd.	100,00	100,00	Australia	Coal
Vale Austria Holdings GMBH	100,00	100,00	Austria	Holding and Research
Vale Canada Limited	100,00	100,00	Canada	Nickel
Vale Colombia Ltd.	100,00	100,00	Colombia	Coal
Vale Fertilizantes S.A	78,92	99,83	Brazil	Fertilizers
Vale Fosfatados S.A.	100,00	100,00	Brazil	Fertilizers
Vale International S.A	100,00	100,00	Switzerland	Trading
Vale Manganês S.A.	100,00	100,00	Brazil	Manganese and Ferroalloys
Vale Nouvelle-Caledonie SAS	74,00	74,00	New Caledonia	Nickel

Jointly-controlled companies
California Steel Industries, Inc.	50,00	50,00	United States	Steel industry
Mineração Rio do Norte S.A.	40,00	40,00	Brazil	Bauxite
MRS Logística S.A	41,50	37,86	Brazil	Logistic
Samarco Mineração S.A.	50,00	50,00	Brazil	Iron ore

(*)	Assets held for sale.
The Board of Directors authorized these financial statements for issue on February 24, 2011.

2 — Summary of the Main Accounting Practices and Accounting Estimates
a) Basis of presentation
Consolidated financial statements
The consolidated financial statements of the company have been prepared according with the international accounting standards issued by the International Accounting Standards Board-IASB, and interpretations issued by International Financial Reporting Interpretations Committee — IFRIC, implemented in Brazil through the Committee of Accounting Pronouncements — CPC and its technical interpretation — ICPCs and guidelines — OCPCs approved by the Securities Exchange Commission — CVM.
Vale adopted from January 1, 2010, retroactive to January 1, 2009, all statements issued by the CPC. Therefore, these are the first consolidated financial statements presented by the Company in accordance with International Financial Reporting Standards — IFRS. The main differences between accounting practices previously adopted in Brazil (old BR GAAP) and CPCs/IFRS, including the reconciliations of Stockholders’ equity, income and other comprehensive income, are described in Note 5.
The financial statements have been prepared considering historical cost as the basis of value and adjusted to reflect the financial assets available for sale, and financial assets and liabilities (including derivative instruments) measured at fair value against income.
The preparation of financial statements requires the use of certain critical accounting estimates and also the use of judgment by the Directors of the Company in the process of applying the accounting policies of the Group. Those areas that require a higher use at judgment and have greater complexity, as well as areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.
Financial statements of the parent company
The individual financial statements of the parent company and associated companies has been prepared under accounting practices adopted in Brazil issued by the CPCs and are published together with the consolidated financial statements.
In the case of Vale SA accounting practices adopted in Brazil applicable to the individual financial statements differ from IFRS, only by the valuation of investments in subsidiaries and associated companies “accounting practices adopted in Brazil” by the equity method, while according IFRS would be as cost or fair value.
b) Translation of transactions in other currencies
Functional currency and presentation currency
Items included in the financial statements of each of the group’s entities are presented using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Reais, which is the functional currency of the parent company, and also the presentation currency of the Group, in Brazil.
The results and financial position of all Group entities whose functional currency is different from the presentation currency are translated into the presentation currency as follows:
(i)	The assets and liabilities for each balance sheet presented are translated by the closing rate at the balance sheet date
(ii)	Income and expenses for each statement of income are translated by the average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates established at the dates of transactions, in which case income and expenses are translated by the rate at the dates of transactions).
(iii)	All resulting exchange differences are recognized in other comprehensive income.
Transactions and balances
The operations with others currencies are translated into the functional currency of the parent company using the actual exchange rates on the transaction or evaluation dates. The foreign exchange gains and losses resulting from the settlement of these transactions and from the translation by exchange rates at the end of the year (relating to monetary assets and liabilities in other currencies) are recognized in the statement of income as financial expense or income, except when deferred in other comprehensive income as qualifying cash flow hedges.

Major currencies impacting our operations:

	Year-end price in
	Brazilian real
	As of December 31
	2010	2009	2008
US dollar — US$	1,6662	1,7412	2,3370
US canadian dollar — CAD	1,6700	1,6586	1,9128
US australian dollar — AUD	1,6959	1,5663	1,6044
Euro — EUR	2,2280	2,5073	3,2382
Changes in fair value of monetary securities in other currencies, classified as available for sale are separated between translation differences resulting from changes in the amortized costs of the security and other changes in the carrying amount of the security. Translation differences related to the changes in amortized costs are recognized in income, and other changes in the carrying amount of the security are recognized in other comprehensive income.
Translation differences on non-monetary financial assets and liabilities are recognized in income as part of fair value gain or loss. The exchange rate gain or loss of non-monetary financial assets, such as investments in shares classified as available for sale, is included in other comprehensive income.
c) Principles of consolidation
The consolidated financial statements reflect the balances of assets and liabilities at December 31, 2010, December 31, 2009 and the operations of the years ended on December 31, 2010 and December 31, 2009, of the parent company, of its direct and indirect subsidiaries and of its jointly controlled entities, in proportion to the interest maintained. For associates, entities over which the Company has significant influence but not control the investments are accounted for under the equity method.
The operations in other currencies are translated into the presentation currency of the financial statements in Brazil for the purposes of registration of equity and full or proportional consolidation. Accounting practices of subsidiaries and associated companies are set to ensure consistency with the policies adopted by the parent company. Transactions between consolidated companies, as well as balances, profits and unrealized losses on these transactions are eliminated.
The interests in hydroelectric projects are done through consortium agreements under which the Company participates in assets and liabilities of these enterprises in the proportion that holds on the consortium. The Company has joint responsibility for any obligation. According to Brazilian law, there is no separate legal entity for the consortium, therefore no financial statements, income tax statement, statement of income and shareholders’ equity separately. Thus, the Company recognizes the proportionate interest of the costs and non-divisible interests in the assets related to hydropower projects.
Investments in controlled entities
Controlled entities are entities, including special purpose entities, in which directly or indirectly way the parent company has the power to regulate the accounting and operational policies to obtain benefits from its activities, usually accompanied by a participation of more than one half of voting rights (voting capital). In the consolidation of controlled entities, the third party involvement is recorded in the statement of changes in stockholders’ equity, in the line of non-controlling stockholder.
The use of the equity method is suspended from the date that the Company ceased to have significant influence over the associated companies and no longer has control over the parent company (except in the individual balance sheet, if the investee moves from subsidiary to associated company). When the equity method is suspended, the investment is treated as a financial instrument in accordance with the requirements of CPC 38/IAS39 — Financial Instruments: Recognition and Measurement.
When there is a loss of influence and control, the remaining investment in the ex-associated company or former subsidiary shall be valued at fair value. The Company recognizes in income of the period any difference between:
a)	the fair value of the remaining investment, if any, and any amount from the partial sale of its participation in the subsidiary and associated company, and

b)	the carrying value of investment on the date that significant influence is lost or has lost the control.
Investments in jointly controlled entities (joint ventures)
Interests in jointly-controlled entities were consolidated by the proportional consolidation method, from the date on which joint control is acquired. According to this method the assets, liabilities, revenues, costs and expenses of these entities have been included in the consolidated financial statements, in the proportion of control attributable to the stockholders.

Investments in associated entities
Associated entities are investments in entities where the company has the power to exercise a significant influence, but they do not have control or joint control through participation in the financial and operational decisions of the entity. Usually the stockholding is 20% to 50% of the voting rights. Investments in associated entities are accounted for under the equity method and include goodwill identified on acquisition, net of any accumulated impairment loss.
d) Business combinations
The company adopts the acquisition method for business combinations to account for businesses under the company’s control.
In these operations, the identifiable assets acquired and liabilities and contingent liabilities assumed are initially measured at fair values at the acquisition date. The Group recognizes non-controlling stockholders’ interests on the acquired business, either at their fair value or at the proportionate share of non-controlling interesting of the acquiree’s net assets. The measurement of the non-controlling shareholder interest to be recognized is determined for each acquisition made.
The excess of the consideration transferred over the fair value at the date of acquisition, inclusive of any prior equity interest in the acquired business is recorded as goodwill. For acquisitions that the Group presents fair value non-controlling Stockholders, the determination of goodwill also includes the value of any non-controlling stockholder participation in the acquiree, and the goodwill is determined by considering the participation of the Group and non-controlling interests. When the consideration transferred is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.
The goodwill recorded as an intangible asset is not subject to amortization. Goodwill (goodwill) is allocated to cash-generating units — CGU or groups of cash generating units, and recoverability was tested (impairment test), during the fourth quarter. When it was identified that recorded goodwill would not be fully recovered, the respective portion of goodwill was written down to the income statement.
Non-controlling stockholders’ interests
The Company treats transactions with non-controlling stockholders’ interests as transactions with equity owners of the Group. For purchases of non-controlling stockholders’ interests, the difference between any consideration paid and the portion acquired of the carrying value of net assets of the subsidiary is recorded in stockholders’ equity. Gains or losses, on disposals of non-controlling stockholders’ interest, are also recorded in stockholders’ equity.
When the Company ceases to hold control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. Furthermore, any amounts previously recognized in other comprehensive income relating to that entity are accounted for as if the Group had directly sold the related assets or liabilities. This means that the amounts previously recognized in other comprehensive income are reclassified in income.
e) Cash and cash equivalents and short-term investments
The amounts recorded as cash and cash equivalents correspond to the values available in cash, bank deposits and investments in the short-term that have immediately liquidity and maturity within three months. Other investments with maturities exceeding three months are recognized at fair value in income and recorded in short-term investments.
f) Financial assets
The Company classifies its financial assets in accordance with the purpose for which they were purchased, and determine the classification and initial recognition according to the following categories:
•	Measured at fair value through the statement of income — recorded in this category are held for trading financial assets acquired for the purpose of selling in the short term. Derivatives not designated as hedging instruments are recorded in this category. Assets in this category are classified as current assets.
•	Loans and receivables — non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are recorded in current assets, except those with a maturity greater than 12 months after the balance sheet date, which are recorded as non-current assets. The Company’s loans and receivables comprise of the accounts receivables, other receivables, and cash and cash equivalents. Loans and receivables are measured at fair value and subsequently carried at amortized cost using the effective interesting rate method, less impairment. The interest income is recognized with the effective tax rate application, except for short-term credits, because the interest recognition would be immaterial.
•	Available for sale — investments in equity instruments that are not listed and for which it is not possible to estimate fair value with certainty are held at acquisition cost less any losses not recoverable. The gains or losses from changes in fair value of available for sale investments are recorded in equity under the description “equity adjustments” and included in “other comprehensive income”, and are reclassified to income when an available for sale investment is derecognized as a result of sale or impairment. When there is a significant or prolonged decline in the fair value of the security below its cost, it is also evident that the available for sale investments might be impaired.

Investments in equity instruments that are not listed and for which it is not possible to estimate with certainty its fair value, are held at acquisition cost less any losses not recoverable. Gains or losses from changes in fair value of investments available for sale are recorded in stockholders’ equity under the caption “Equity adjustments” included in “Other comprehensive income “until the investment is sold or received or until the fair value of the investment is below its acquisition cost and this corresponds to a significant loss or prolonged, when the accumulated loss is transferred to the statement of income.

All purchases and sales of these investments are recognized on the date of signing the respective, regardless of their date of settlement.
g) Accounts receivables
Accounts receivables represent amounts receivable from the sale of products and services made by the Company. The receivables are initially recorded at fair value and subsequently measured at amortized cost, net of estimates of potential losses.
The estimated losses from doubtful accounts are provided in an amount considered sufficient to cover potential losses. The value of the loss estimated for doubtful debts is made based on experience of defaults occurred in the past.
h) Inventories
Inventories are stated at the lower of average cost of acquisition or production and replacement values or realization. The inventories production cost is determined by variable and fixed costs, and direct and indirect costs of production, using the average cost method. The net value of inventories is the estimated selling price in the ordinary course of business, less all estimated costs to completion and other costs necessary to sell. The Company periodically assesses its inventories to identify obsolete or slow-moving inventories, and if needed the Company recognizes definitive allowances for them.
Inventories of ore are recognized when there is a physical extraction of ore. No longer part of the calculation of proven and probable reserves, this one is now part of the stock pile of ore, and is therefore not part of the calculation of depreciation, amortization and depletion per unit of production.
The inventory costs include gains and losses from cash flow hedging derivatives, acquisition of stock material (raw materials, price of products, and others), initially recorded in Stockholders’ equity and transferred to the product cost by realization through the selling of the product.
i) Non-current assets held for sale
Assets held for sale (or discontinued operations) are recorded as current assets, separated from other current assets in the balance sheet, when their carrying amounts are recoverable when: a) the realization of the sale is a virtual certainty; b) management is committed to a plan to sell these assets; and c) the sale takes place within a period of 12 months. Assets recorded in this group are valued by the lower of book value and fair value less costs to sell.
j) Non-current
The amount expected to be recovered or settled after more than 12 months of the reporting date is classified as non-current.
k) Property, plant and equipment
Fixed assets represented by tangible assets are carried at acquisition or production cost. The assets include financial charges, incurred during the construction period, expenses attributable to the acquisition and losses through non-recovery of the asset.
Assets are depreciated by the straight-line method based on estimated useful lives, from the date on which the assets are available for use in the intended way, except for land which is not depreciated. The depletion of reserves is calculated based on the ratio between actual production and the total amount of reserves proven and probable.
Vale did not exercise the option of adopting the cost attributed to its fixed assets, as identified no significant amounts of goods with a book value substantially below or above their fair value, primarily due to the significant volume of investments and acquisitions made by the company in recent years.
In the case of railroads, where the company holds the concession, the assets acquired, related to grant activities to provide public services (returned goods), the will be returned to the grantor termination of the concession period, without any compensation or cost to the grantor. The returned tangible fixed assets are originally recorded by the cost of acquisition or construction, during the construction period. The assets related to the concession are depreciated based on the estimated useful life of assets, since the entry into operation.

The carrying value of an asset is written down immediately to its recoverable amount in income, if the asset’s carrying value is greater than its estimated recoverable amount.
Depreciation and depletion of assets of the Company, is represented in accordance with the following estimated useful lives:

Buildings	between 10 and 50 years
Installations	between 5 and 50 years
Equipment	between 3 and 33 years
Computer Equipment	between 5 and 10 years
Mineral rights	between 2 and 33 years
Locomotives	between 12,5 and 33 years
Wagon	33 years
Railway equipment	between 5 and 50 years
Ships	between 5 and 20 years
Other	between 2 and 50 years
The residual values and useful lives of assets are reviewed and adjusted, if necessary, at the end of each fiscal year.
The relevant expenditures for maintenance of industrial areas and relevant assets (as example, ships), including spare parts, assembly services, and others, are recorded in fixed assets and depreciated over the benefits of this maintenance period until the next stop.
l) Intangible assets
Intangible assets comprise basically the contractual rights and expenses incurred on specific projects with future economic value, are valued at acquisition cost, less accumulated amortization and losses by reducing the recoverable amount where applicable. Intangible assets are recognized only if it is likely they that will generate economic benefits to the Company, are controllable under the Company’s control and their respective value can be measured reliably.
Intangible assets that have finite useful lives are amortized over their effective use or a method that reflects their economic benefits, while those with indefinite useful lives are not amortized; consequently these assets are tested at least annually as to their recovery (impairment test). The estimated useful life and amortization methods are reviewed at the end of each financial year and the effect of any changes in estimates are recorded in a prospective manner.
Internally generated intangible assets, during the research phase, have their expenditure recorded in expenses of the period when incurred. Expenditure on development activities (or stage of development of an internal project) is recorded as intangible assets if and only if it meets all of the requirements of the standard. Initial recognition of this asset corresponds to the sum of the expenditures incurred from when the intangible asset has passed to meet the recognition criteria required by the standard. Intangible assets generated internally, are recorded at cost value less amortization and loss on the accumulated impairment.
Intangible assets acquired in a business combination and recognized separately from goodwill are recorded at fair value at the acquisition date, which is equivalent to cost. As required at a later date, these assets are recorded at cost value less amortization and loss on the impairment accumulated.
m) Biological assets
The biological assets are valued and recognized at fair value less cost to sell (less depreciation and accumulated impairment losses), when a market value can be determined, otherwise they are value and recognized at cost. In the absence of an active market, the valuation method used is the discounted cash flow method. Related gains and losses are recognized in the statement of income.
n) Impairment
Financing assets
The Company assess each reporting period if there are objective evidences that an asset is impaired. Case the existence of impacts on cash flow caused by asset impaired and this impact can be reliable estimated; Company recognizes in the results an impairment loss.
Long-term non-financial assets
The Company assesses impairment of non financial assets annually to asses whether there is evidence that the book value of a long-term non-financial asset will not be recoverable. Regardless of existing indication of non recoverability of its carrying amount, goodwill balances from business combinations and intangible assets with indefinite useful lives are tested for recovery at least once a year. When the residual value book of this non-financial asset exceeds its recoverable value, the Company recognizes a reduction in the carrying balance of its non-financial asset (impairment), and also in this moment review the non-

financial assets, except goodwill, that have suffered reduction of the accounting balance for non-recovery for a possible reversal of these write-down values. If it is not possible to determine the recoverable amount of a nonfinancial asset individually, the recoverable value of non-financial assets grouped at the lowest levels for which there are separately identifiable cash flows of the cash-generating unit — CGU, which the asset belongs is realized.
o) Expenditures on research and development
Expenditure on ore research and development are considered operating expenses until the effective proof of the economic feasibility of commercial exploration of a given field. From this evidence, the expenditures incurred are to be capitalized as mine development costs.
During the development phase of mine before production begins, the cost of waste removal, and associated costs with removal of waste and other residual materials are recorded as part of asset in development cost of the mine. Subsequently, these costs are amortized over the useful life of the mine based on proven and probable reserves. After the start of the production phase from the mine, the ore removal expenditures are treated as production costs.
p) Leases
The Company classifies its contracts as financial leases or operational leases based on the substance of the contract, regardless of its form.
For financial leases, the lower of the fair value of the leased asset and the present value of minimum lease payments is recorded in tangible fixed assets offsetting the corresponding obligation recorded is liabilities. For operating leases, payments are recognized linearly during the term of the contract as a cost or expense in the statement of income in the year to which they belong.
q) Accounts payable to suppliers and contractors
Accounts payable to suppliers and contractors are obligations to pay for goods and services that were acquired in the ordinary course of business, and are classified as current liabilities if the payment is due within twelve months. After this period, they are presented in non current liabilities. The amounts are initially recognized at fair value and subsequently measured at amortized cost using effective interest rate method. In practice accounts payable are normally recognized by the value of the corresponding invoice or receipt.
r) Loans and financing
Loans are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of income over the period of the loans, using the effective interest rate method. Fees paid on the establishment of the loan are recognized as transaction costs of the loan.
Financial instruments, including perpetual debentures that are mandatorily redeemable on a specific date are classified as liabilities.
Compound financial instruments (which have components of a financial liability – debt – and of Stockholders’ equity) issued by the Company comprise of mandatorily convertible notes into Stockholders’ equity, and the number of shares to be issued does not vary with changes in its fair value.
The liability component of a compound financial instrument is initially recognized at fair value. The fair value of the liability portion of a convertible debt security is determined using discounted cash flow, considering the interest rate market for a debt instrument with similar characteristics (period, value, credit risk), but not convertible. The Stockholders’ equity component is recognized initially by the difference between the total value received by the Company with the issuance of the title, and the fair value as a financial liability component recognized. The transaction costs directly attributable to the title are allocated to the components of liabilities and stockholders’ equity in proportion to amounts initially recognized.
After initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The equity component of a compound financial instrument is not remeasured after the initial recognition, except for upon conversion.
Loans are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
s) Provisions
Provisions are recognized only when there is a present obligation (legal or constructive) resulting from a past event, and it is probable that settlement of this obligation would result in an outflow of resources and the amount of the obligation could be reasonably estimated. Provisions are reviewed and adjusted to reflect the current best estimate at the end of each reporting period. Provisions are measured at the present value of the expenditure expected to be required to settle an obligation using a pre-tax rate, which reflects current market assessments of time value of money and the risks specific to the obligation. The increase in the obligation due to the passage of time is recognized as interest expense.
Provision for asset retirement obligations
The Company, at the end of each year reviews and updates the values of provisions for asset retirement obligations. This provision has the primary goal of long-term value, for financial use in the future at the closing moment of the asset. Provisions made by the Company refer basically to mine closure and the completion of mining activities and decommissioning of assets linked to mine. The calculation of this provision begins with a valuation of the asset conditions at the time of provision. The next step consist s of the formation of amounts to be discounted to present value by the interest rate before income tax that reflects the assessment of market conditions and specific risks associated with the liability to be disabled Finally, the amount at present value is recorded. The revised calculations of this provision occur at the end of each year, or if there is a new asset, or if the situation indicates a need to review the provision. The provision is set up initially with the record of non-current liabilities in counterpart with a main fixed asset item. The increase in the provision due to passage of time is recognized as interest expense, using the current discount rate plus the inflation index. The asset is depreciated linearly at the rate of useful life of the main asset, and registered against the statement of income.
Provisions for contingent liabilities
The judicial provisions are recognized when the loss is considered probable, and would cause an outflow of resources for the settlement of the liabilities, and when the amounts are reliably measurable taking into consideration the opinion of legal counsel, the nature of actions, similarity with previous cases, complexity, and the positioning of the courts.
t) Employee benefits
Current benefit — wages, vacations and related taxes
Payments of benefits such as wages, vacation past due or accrued vacation, as well their related social security taxes over those benefits, are recognized monthly in the results.
Current benefit — profit sharing
The Company has a policy of profit sharing, based on the achievement of individual performance goals, and on the area of operation and performance of the Company. The amount is formed based on the best estimates of the amount to be paid by the company based on the results, and periodic verification (measurement) of the compliance with all performance goals. The Company makes monthly provision with respect to the accrual basis and recognition of present obligation arising from past events, and believes that the estimated amount is reasonable and a future outflow of resources should occur. The counterpart of the provision is recorded as cost of sales or service rendered or operating expenses in accordance with the activity of the employee in productive or administrative activities, respectively.
Non-current benefit — pension cost and other post-retirement benefits
For defined benefit plans in which the Company has the responsibility for or has some kind of risk actuarial calculations are periodically obtained of liabilities determined in accordance with the Projected Unit Credit Method in order to estimate the liability for payment of those installments. The liability recognized in the balance sheet regarding the defined benefit plan a the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets, with adjustments for past service cost not recognized. Actuarial gains and losses are appointed and controlled by the corridor method, this method only affects the income of the period if it exceeds the limits of 10% of the fair value of plan assets and the present value of the defined benefit obligations, whichever is greater, and the amount exceeding the deferred portion by the number of active participants of the plan. Past service costs that arise with changes in plans are released immediately in income.
The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using an interest rates consistent with market rates, which are denominated in the currency in which benefits will be paid and which have maturities close to the respective liabilities of the pension plan obligation.
The Company has several pension plans, among them plans presenting surplus and deficit situations. For plans with a surplus position, the Company recognize on the balance sheet, neither on the statement of income, as there was not a clear position about the use of this surplus by the Company, being only demonstrated in a note. For plans with a deficit position, the Company recognizes liabilities and results arising from the actuarial valuation and the actuarial gains and losses generated by the evaluation of these plans in income, according to the corridor method and also further demonstrated in a note.

With respect to defined contribution plans, the Company has no further obligation after the contribution is made.
Current benefit — current incentive
The Company has established a mechanism to award its eligible executives (Matching Plan and Long-Term Incentive Plan — ILP) with the goal of encouraging loyalty and sustained performance among others. The Matching plan allows eligible executives to acquire preferred class A stocks of the Company, through criteria activated with targets reached, and shall be entitled at the end of three years to a cash sum corresponding to the market value of the shares lot initially purchased by the executives, provided that they are under the ownership of executives throughout the entirety of the period. As well as matching, the ILP provides at the end of three years the payment in the amount equivalent to a certain number of shares based on the assessment of the executives’ career and company performance factors in relation to a group of companies of similar size (per group). Liabilities are measured at each reporting date, at fair value, based on market quotations. Obligations are measured at each reporting date, to the fair value based on market quotations. The compensation costs incurred are recognized in income during the three-year vesting period as defined.
u) Derivative financial instruments and hedging operations
The Company uses derivative instruments to manage their financial risks as a way to hedge these risks, not being used derivative instruments for the purpose of negotiation. Derivative financial instruments are recognized as assets or liabilities on the balance sheet and are measured at fair value. Changes in fair value of derivatives are recorded in each year as gains or losses in the statements of income or in equity adjustments in comprehensive income in shareholders’ equity when the transaction is illegible and characterized as an effective hedge, in the form of cash flow, and which has been in effect during the period listed.
The method of registration of an item that is being hedged depends on its nature. The derivatives will be designated and recognized as fair value hedges of assets and liabilities when there is a firm commitment, such as cash flow hedges when a specific risk associated with a recognized asset or liability or a highly probable forecast transaction, and to hedge a net investment in a foreign operation. The Company documents the relationship between hedging instruments and hedged items at the beginning of the operation, with the objective of risk management and strategy for carrying out hedging operations. The Company also documents its assessment, both initially and continuously, that the derivatives used in hedging transactions are highly effective in their changes in fair value or cash flows of hedged items.
The cash flow hedges the effective portion of changes in fair value of designated and qualified as hedges, in this mode, is recorded in shareholders’ equity accounted for in comprehensive income. The effective amount released in shareholders’ equity in comprehensive income, will only be transferred to the result of the period, in the results appropriated for the hedged item (cost, operating expense, interest expense, etc.) when the hedged item is actually performed. However, when a hedged item prescribed, sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain and loss, at the time, stay logged in shareholders’ equity until the forecast transaction is finally done and finally recognized in the result.
Derivative instruments that do not qualify for hedge accounting records, its fair value changes should be recorded immediately in statements of income, which are derivatives measured at fair value through income.
v) Current and Deferred Income tax and social contribution
The costs of income tax and social contribution are recognized in the statement of income, except for items recognized directly in Stockholders’ equity or comprehensive income. In such cases the tax is also recognized in Stockholders’ equity or comprehensive income.
The Company records a provision for current income tax based on taxable profit for the year. Taxable income differs from net income (profit presented in the statement of income), because it excludes income and expenses taxable or deductible in other years, and excludes items not permanently taxable or not deductible. The provision for income tax is calculated individually for each entity of the group based on tax rates and tax rules in force at the location of the entity. The recognition of deferred taxes by the Company is based on temporary differences between the book value and the tax base value of assets and liabilities on tax losses of income tax, and offsetting social contribution on profits where their achievement against future taxable results is considered likely. If the Company is unable to generate future taxable income or if there is a significant change in the time required for the deferred taxes to be deductible, management evaluates the need to record a provision for loss of those deferred taxes. The deferred income tax, assets and liabilities, are offset when there is a legally enforceable right to offset current tax assets against current liabilities, and when the deferred income tax, assets and liabilities, are related to income taxes released by the same taxation authority on the same taxable entity.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.
w) Revenue recognition
Revenue comprises the fair value of the consideration received or receivable by the trading of products and services in the ordinary course of business of the Company. Revenue is presented net of taxes, repayment of rebates and discounts, and in the consolidated financial statements net of eliminations of sales between consolidated entities of the Group.
Product sales
Revenues with product sales are recognized when value can be measured reliably, it is probable that future economic benefits will flow to the Company, and when there is a transfer to the purchaser of the significant risks and benefits related to the product.
Sales revenues are dependent on negotiated commercial terms, including transportation clauses, which are most often the determining factor in a defining the transfer of risks and benefits of the products sold. The Company uses separate commercial arrangements where substantial part of the Company’s revenue from sales has being recognized at the delivery time of goods to the responsible company for the transportation. In other circumstances, the commercial clauses negotiated require that the revenue is recognized only in the delivery of goods at the port of destination.
Sales of services
Revenues from services rendered by the Company are related to contracts of transport services rendered and are recognized over the period that the services are performed.
Financial income
Interest income is recognized with the time elapsed, using the effective interest rate applicable.
x) Government grants and support
Government grants and support are accounted for when the Company complies with reasonable security conditions set by the government related to grants and assistance received. The Company records via the statement of income, as reducing taxes or spending according to the nature of the item, and through the distribution of results on statement of income, earnings reserve account in stockholders’ equity.
y) Allocation of income and distribution of remuneration to stockholders
At year end, the Company allocated results between remuneration to Stockholders and reserves as required by Brazilian corporate law. Regarding remuneration of Stockholders, the Company may use interest on capital in line with the criteria and limits set by Brazilian legislation. The tax reflection of interest on own capital is recognized in income for the year.
z) Capital
In the stockholders’ equity, capital is represented by common and preferred shares non-redeemable, all without no par value. The preferred shares have the same rights as common shares, with the exception of voting for electing members of the Board. The Board may, regardless of statutory reform, resolve the issue of new shares (authorized capital), including by the capitalization of profits and reserves to the authorized limit, according Note 25 (a).
The Company periodically practices the repurchase of shares to remain in treasury for future sale or cancellation. These programs are approved by the Board with a term and quantities by determined type of shares.
Incremental costs directly attributable to the issue of new shares or options are demonstrated in Stockholders’ equity as a deduction from the amount raised, net of taxes.
aa) Statements of added value
The Company publishes its consolidated and the parent company statements of added value (DVA) in accordance with the pronouncements of CPC 09, which are submitted as part of the financial statements in accordance with Brazilian accounting practices applicable to Limited Liability companies that for IFRS are presented as additional information, without prejudice to the set of financial statements.
This statement represents one of the component elements of the Social Balance which has the main objective to present with great evidence the wealth creation by the entity and its distribution during the year reported.

3. Critical Accounting Estimates and Assumptions
The presentation of financial statements in accordance with the principles of recognition and measurement by the accounting standards issued by the CPC and IASB requires that management of the Company make judgments, estimates and assumptions that may affect the value of assets and liabilities presented.
These estimates are based on the best knowledge existing at any period and the planed actions, being constantly reviewed based on available information. Changes in facts and circumstances may lead to revision of estimates, so the actual future results could differ from estimates.
Significant estimates and assumptions used by Company’s management in preparing these financial statements are presented as such:
Mineral reserves and mine useful life
The estimates of proved reserves and probable reserves are regularly evaluated and updated. The proved reserve and probable reserve are determined using generally accepted geological estimates. The calculation of reserves requires that the company take positions on future conditions that are highly uncertain, including future ore prices, exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in some of these assumptions could have a significant impact on proved reserves and probable reserves recorded.
The estimated volume of mineral reserves is based as the calculation of the portion of depletion of their respective mines, and its estimated useful life is a major factor to quantity the provision of environmental rehabilitation of mines. Any change in the estimates of the volume of mine reserves, and the useful life of assets linked to them may have significant impact on charges for depreciation, depletion and amortization recognized in the financial statements as cost of goods sold. Changes in estimated useful life of the mines could cause significant impact on the estimates of environmental spending provision through the write-down of fixed assets and the impairment analysis.
Environmental costs of reclamation
Expenses incurred related to compliance with environmental regulations are recorded in income or capitalized. These programs were created to minimize the environmental impact of activities.
The Company recognizes an obligation under the market value for disposal of assets during the period in which they are incurred in accordance with Note 2.s). Vale considers the accounting estimates related to reclamation and closure costs of a mine as a critical accounting policy and to involve significant values for the provision and it is estimated using several assumptions, such as interest rate, inflation, useful life of the asset considering the current state of depletion and the projected date of depletion of each mine. Although the estimates are revised each year, this provision requires that we project cash flows applicable to the operations.
Income tax and social contribution
The determination of the provision for income taxes or deferred income tax, assets and liabilities, and any valuation allowance on tax credits requires estimates of the Company. For each future credit tax, the company assesses the probability that part or total tax assets will not be recovered. The valuation allowance made with respect to accumulated tax losses depends on the assessment of the Company of the probability of generating future taxable profits in the deferred income tax asset recognized based on production and sales planning, commodity prices, operational costs, restructuring plans, reclamation costs and planned capital costs.
The Company recognizes a provision for loss where it believes that tax credits are not fully recoverable in the future.
Contingencies
Contingent liabilities are recorded and/or disclosed, unless the possibility of loss is considered remote by our legal advisors. Contingencies, net of escrow deposits, are arranged in notes to the financial statements Notes 2.s) and 20.
The contingencies of a given liability on the date of the financial statements are recorded when the amount of loss can be reasonably estimated. By their nature, contingencies will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence of such events depends not on our performance, which complicates the realization of precise estimates about the date on which such events are recorded. Assessing such liabilities, particularly in the uncertain Brazilian legal environment, and other jurisdictions involves the exercise of significant estimates and judgments of management regarding the results of future events.
Post-retirement benefits for employees
The Company sponsors various plans for post-retirement benefits to their employees in Brazil and abroad, the parent company and group entities, as Notes 2.t) and 22.

The values reported in this section depend on a number of factors that are determined based on actuarial calculations using several assumptions in order to determine costs, liabilities, among others. One of the assumptions used in determining the amounts to be recorded in accounting is the discount rate. Any changes in these assumptions will affect the accounting records made.
The Company, together with external actuaries, reviews at the end of each exercise, which assumptions should be used for the following year. These premises are used for upgrades and discounts to fair value of assets and liabilities, costs and expenses and determination of future values of estimated cash outflows, which are needed to settle the plan obligations.
Reduction in recoverable value of assets
The Company annually tests the recoverability of its tangible and intangible assets, with indefinite useful lives that are mostly of the portion of goodwill for expected future earnings arising from processes of the business combination. The accounting policy is presented in Note 2.n) and the possible values and procedures used for the calculations and records are presented in Note 18.
Recoverability of assets based on the criterion of discounted cash flow depends on several estimates, which are influenced by market conditions prevailing at the time that such impairment is tested and thus the administration believes it is not possible to determine whether new impairment losses occur in the future.
Fair value of the derivatives and others financial instruments
Fair value of the not traded financial instruments in active market is determined by using valuation techniques. The Company uses your own judgment to choose the various methods and assumptions set which are based on market conditions, at the end of the year (See note 24).
The analysis of the impacts, if actual results were different from management’s estimate, is presented in note 26 on the topic of sensitivity analysis.
4.	Amendments and Interpretations to Existing International Standards that are not yet in Force
The follow amendments and interpretations were published and are mandatory for accounting periods beginning after January 1, 2011, and there was no early adoption of these standards by the Company.
•	IAS 12, revised in December 2010, clarify the difficult to measure whether asset recovery will be through sale or through use when the asset is classified as investment property. The assumption presented in this revision is that the asset value will be recoverable through sale. The Company is evaluating the effects that may arise with the adoption of this pronouncement in our financial statements.

•	IFRS 9 — Financial Instruments, was issued in November 2009 and introduces new requirements for classifying and measuring financial assets. The standard will apply from January 1, 2013, and its early adoption is permitted. The Company is evaluating the possible effects that may arise with the adoption of this pronouncement and it is expected that there is no significant impact on the financial statements of the Company or Parent Company.

•	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments has been in force since July 1, 2010 and clarifies the requirements of IFRS when an entity renegotiate terms of a financial liability with its lender, and it agrees to accept the entity’s shares or other equity instruments to settle the financial liability in whole or in part. The Company will apply the interpretation from January 1, 2011. The Company is evaluating the possible effects that may arise with the adoption of this pronouncement and it is expected that there is no significant impact on the financial statements of the Company or Parent Company.

•	IFRIC 14, IAS 19 “The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”. Removes the unintended consequences that arise from the treatment of prepayments, in which there is a minimum requirement of funding. The results in advance payments of contributions in certain circumstances are recognized as assets rather than expense. Entry in force from January 1, 2011. The Company is evaluating the possible effects that may arise with the adoption of this pronouncement and it is expected that there is no significant impact on the financial statements of the Company or Parent Company.

•	IFRS 7 Financial Instruments emphasizes the interaction between quantitative and qualitative disclosures about the nature and the extension of risks associated with financial instruments. It is applicable from January 1, 2011 and applied retroactively. The Company is evaluating the possible effects that may arise with the adoption of this pronouncement and it is expected that there is no significant impact on the financial statements of the Company or Parent Company.

•	IAS 1 Presentation of Financial Statements clarifies that an entity shall submit an analysis of other comprehensive income for each component of stockholders’ equity, statement of changes in stockholders’ equity or in the notes to financial statements. Applicable from January 1, 2011. It is applied retroactively. The Company is evaluating the possible effects that may arise with the adoption of this pronouncement and it is expected that there is no significant impact on the statements of the Company or Parent Company.
•	IAS 34 Interim Financial Reporting provides guidance to illustrate how to apply the disclosure principles in IAS 34 and to add disclosure requirements about: a) circumstances that are likely to affect the fair values of financial instruments and their classification; b) transfers of financial instruments between different levels of value fair hierarchy; c) changes in the classification of financial assets, and d) changes in contingent assets and liabilities. Applicable from January 1, 2011. Applied retroactively. The Company is evaluating the possible effects that may arise with the adoption of this pronouncement and it is expected that there is no impact on the statements of the Company or Parent Company.

•	IFRIC 13 Customer Loyalty Programmes. The meaning of “fair value” is understood in the context of measurement of lending programs for customer loyalty. Applicable from January 1, 2011. The Company is evaluating the possible effects that may arise with the adoption of this pronouncement and it is expected that there is no impact on the statements of the Company or Parent Company.

•	IAS 32 Financial Instruments. Amendment issued in October 2009. The amendment applies to annual periods beginning on or after February 1, 2010. Early application is permitted. The amendment addresses the accounting for rights shares denominated in a currency other than the issuer’s functional. As long as certain conditions are met, such rights shares are now classified as Stockholders’ equity, regardless of the currency in which the exercise price is denominated. Previously, the shares had to be accounted for as derivative liabilities. The amendment applies retroactively, in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The Company is evaluating the possible effects that may arise with the adoption of this pronouncement and it is expected that there is no impact on the statements of the Company or Parent Company.
5.	First-time Adoption of International Financial Reporting Standards with Individual Financial Statements in Accordance with CPC Technical Pronouncements
I) Application of CPCs 37 and 43 and IFRS 1
The consolidated financial statements for the year ended December 31, 2010 are the first annual consolidated financial statements in accordance with CPCs and IFRSs. The Company applied CPCs 37 and 43 and IFRS 1 in preparing these consolidated financial statements.
The individual financial statements of the parent company for the year ended December 31, 2010 are the first annual individual statements in accordance with CPCs. The Company applied CPC 35 for preparing these individual financial statements.
The transition date is January 1st, 2009. The administration prepared the opening balance sheets in accordance with CPCs and IFRS at that date.
In preparing those financial statements, the Company applied the mandatory exceptions and certain relevant optional exemptions in relation to the full retrospective application.
II — The Company chose to apply the following exemptions in respect of retrospective application:
a)	Retirement benefits obligation — The Company elected to recognize all past actuarial gains and losses cumulatively at January 1, 2009. Thus, the gains and losses not recognized in the past have been fully recognized in the opening balance against the stockholders’ equity.

b)	Asset Retirement Obligation — The Company adopted the exemption of this pronouncement in relation to historical rates of long-term interest before income tax that reflects the assessment of the actual market conditions at the time and the specific risks associated with the liability, used in the previous principles, and remeasurement provided on the new principles for the calculation of discounted present value with asset retirement obligations.

c)	Business combinations — the Company has applied the business combinations exemption described in IFRS 1 and in CPC 37 and therefore not restated business combinations that occurred before January 1, 2009, the transition date.

d)	Cumulative translation adjustments — the Company made the initial recording of cumulative translation adjustments at January 1, 2009, in retained earnings applying this exemption to all subsidiaries at the transition date in accordance with the pronouncement.

e)	Other exemptions from the standard are not relevant to the Company and were not adopted.

III — Exceptions mandatory in retrospective application:
a)	Accounting estimates — the estimates used in preparing these financial statements as of January 1, 2009 and December 31, 2009 are consistent with estimates made on the same dates in accordance with the practices adopted in Brazil before.

b)	Other mandatory exceptions, low and reversal of financial assets and liabilities, hedge accounting and non-controlling interest shareholders does not apply because there was no significant difference compared to BR GAAP old.
IV — Reconciliation between IFRS/CPCs with past practice:
a)	The Company has made initial records in employee benefit plans in an immediately way and recognized an increase in liability offset by the deferred income tax asset and in stockholders’ equity. These adjustments include actuarial gains and losses relating to the previous accounting policy, which would fall within the limits of the “corridor” (see definition in note 2.t)). The company will continue using the “corridor” approach.

b)	Provision for disposal of assets — The Company has recognized in its financial statements the provision for decommissioning in accordance with IFRS, except for the remeasurement of the long-term interest historical rate before income tax that reflects the assessment of actual market conditions prevailing at the time, used to calculate the present value of the obligations, which according to IFRS standards should be reviewed/remeasured at the balance sheet date. As a result of this recalculation the Company made the adjustment to the opening balance by adjusting the stockholders’ equity at the transition date.

c)	Deferred income tax — adjustments in this account basically refer to reclassification from current to non-current, according to new principles and the offsetting between assets and liabilities of the same nature and include adjustments to the opening balance at the transition date.

d)	Investment — the adjustment refers to the impact of transition from previous practice to CPCs in the investee, caught in the line of equity in the statement of income of the Parent Company.

e)	Judicial deposit — refers to the reclassification of deposits that the old rules were presented as a reduction of contingent liabilities.

f)	Minority interest — this accounting category came to be called non-controlling the stockholders’ interest and was reassigned to the stockholders’ equity. The non-controlling stockholders’ interest, recorded in stockholders’ equity, requiring that movement of items of equity composition of those Stockholders occurring in a similar way to those presented to the controlling Stockholders.

g)	Non-controlling stockholders redeemable shares — the non-controlling stockholders’ interest that is redeemable upon the occurrence of certain events beyond the control of the Company were classified as redeemable shares of non-controlling Stockholders in non-current liabilities.

h)	Intangible Assets — In the railway concessions which the Company participates, the permanent investment should be carried over to the grantor at the conclusion of the concession agreement, and reclassified from fixed assets to intangible assets.

Adjustments of the adoption of new practices, accounting estimates and reclassifications

		Consolidated				Parent Company
Opening balance of new international accounting
practices on January 1, 2009	Note 5	Assets	Liabilities	Minority interest	Equity	Assets	Liabilities	Equity
Balance prior to the adoption of new practices		184.847	82.491	6.081	96.275	171.760	75.485	96.275

Employee benefits and obligations	IV a)	121	127	—	(6)	103	303	(200)
Assets Retirement Obligation	IV b)	(49)	(88)	—	39	—	—	—

Deferred Income Taxes	IV c)	(430)	(430)	—	—	—	—	—
Investments	IV d)	—	—	—	—	233	—	233
Judicial deposits	IV e)	1.126	1.126	—	—	862	862	—

Adjustments to the new accounting practices on January 1, 2009		768	735	—	33	1.198	1.165	33
Stock	IV	—	—	—	96.308	—	—	96.308
Non-controlling stockholders interest	IV f)	—	—	(4.691)	4.691	—	—	—
Redeemable non-controlling stockholders	IV g)	—	1.390	(1.390)	—	—	—	—

Balance on January 1, 2009 with the new practices	IV	185.615	84.616	—	100.999	172.958	76.650	96.308

	Consolidated						Parent Company
On December 31, 2009 — 4Q09	Notes	Assets	Liabilities	Minority interest	Equity	Net income	Assets	Liabilities	Minority interest	Equity
Balance in 12/31/09 prior to the adoption of new practices		175.739	74.194	5.808	95.737	10.249	159.757	64.020	95.737	10.249

Adjustments to prior year		768	735	—	33	—	1.198	1.165	33	—
		176.507	74.929	5.808	95.770	10.249	160.955	65.185	95.770	10.249

Employee Benefits	IV a)	(26)	(51)	—	25	(7)	(19)	(56)	37	37
Assets Retirement Obligation	IV a)	138	175	—	(37)	(7)	—	—	—	—
Additional Remuneration of Mandatorily
Convertible		—	—	—	—	102	—	—	—	—
Deferred Income Taxes	IV c)	1.614	1.614	—	—	—	—	—	—	—
Investments	IV d)	—	—	—	—	—	(49)	—	(49)	51
Judicial deposits	IV e)	(495)	(495)	—	—	—	202	202	—	—

Adjustments as of December 31, 2009		1.231	1.243	—	(12)	88	134	146	(12)	88

Equity of controlled stockholders	IV	—	—	—	95.758	10.337	—	—	—	10.337
Non-controlling interest	IV f)	—	—	(4.535)	4.535	168	—	—	—	—
Redeemable non-controlling stockholders	IV g)	—	1.273	(1.273)	—	—	—	—	—	—

Balance on December 31, 2009	IV	177.738	77.445	—	100.293	10.505	161.089	65.331	95.758	10.337

Reconciliation of stockholders’ equity of the transition period of January 1, 2009 — Consolidated

	In millions of reais
		Published	Adoption adjustment		Adjusted
	Note 5	December 31, 2008	Reclassifications	Adjustments	January 1, 2009
Asset
Current
Deferred income tax and social contribution	IV c)	1.305	(1.305)	—	—
Financial assets available for sale		—	461	—	461
Other current assets		54.754	—	—	54.754

		56.059	(844)	—	55.215

Non-current
Judicial deposits	IV e)	1.794	1.126	—	2.920
Deferred income tax and social contribution	IV c)	—	875	103	978
Investments in associates	IV d)	2.442	(461)	—	1.981
Intangible		10.727	13.229	—	23.956
Property, plant and equipments	IV h)	110.494	(13.229)	(31)	97.234
Other non-current assets		3.331	—	—	3.331

		128.788	1.540	72	130.400

		184.847	696	72	185.615

Liability and Stockholders’ equity
Current
Current portion of the long term debt	IV b)	1.583	—	7	1.590
Pension plan	IV a)	239	—	49	288
Other current liability and stockholders’ equity		16.817	—	—	16.817

		18.639	—	56	18.695
Non-current
Pension plan	IV a)	3.563	—	87	3.650
Loans and financing		42.694	—	12	42.706
Provision for contingences	IV e)	2.989	1.126	—	4.115
Deferred income tax and social contribution	IV c)	7.105	(430)	257	6.932
Provision for asset retirement obligations	IV b)	1.997	—	(104)	1.893
Other	IV c)	5.504	—	(269)	5.235

		63.852	696	(17)	64.531

Reedemable non-controlling shareholders’ interest	IV f e g)	—	1.390	—	1.390

		63.852	2.086	(17)	65.921

Stockholders’ equity
Comprehensive income
Net income of year adjustments				21.312	21.312
Other comprehensive income
Cumulative translation adjustments	II d)			5.982	5.982
Unrealized gain(loss) available for sale securities				8	8

Total other comprehensive income				27.302	27.302
Other Stockholders’ equity		96.275	—	(27.269)	69.006

Total other stockholders’ equity	IV f)	96.275	—	33	96.308
Non-controlling stockholders’ interest	IV f e g)	6.081	(1.390)	—	4.691

Total stockholders’ equity		102.356	—	33	100.999

Total		184.847	696	72	185.615

Reconciliation of stockholders’ equity of the transition period of January 1, 2009 — Parent Company

	In millions of reais
		Published	Adoption adjustment		Adjusted
	Note 5	December 31, 2008	Reclassifications	Adjustments	January 1, 2009
Asset
Current
Deferred income tax and social contribution		1.220	(1.220)	—	—
Financial assets available for sale		—	384	—	384
Other current assets		25.996	—	—	25.996

		27.216	(836)	—	26.380
Non-current
Judicial deposits	IV c)	1.299	862	—	2.161
Deferred income tax and social contribution		640	1.220	103	1.963
Investments	IV d)	91.543	(384)	233	91.392
Intangible	IV h)	8.386	8.626	—	17.012
Property, plant and equipments	IV h)	38.711	(8.626)	—	30.085
Other non-current assets		3.965	—	—	3.965

		144.544	1.698	336	146.578

		171.760	862	336	172.958

Liability and Stockholders’ equity
Current
Pension plan	IV a)	86	—	49	135
Other current liability and stockholders’ equity		18.649	—	—	18.649

		18.735	—	49	18.784
Non-current
Pension plan	Iv a)	523	—	254	777
Provision for contingences	IV e)	1.730	862	—	2.592
Other non-current liability and stockholders’ equity		54.497	—	—	54.497

		56.750	862	254	57.866
Stockholders’ equity
Comprehensive income
Net income of year adjustments		—		21.312	21.312
Other comprehensive income
Cumulative translation adjustments				5.982	5.982
Unrealized gain(loss) available for sale securities				8	8

Total other comprehensive income				27.302	27.302
Other Stockholders’ equity		96.275		(27.269)	69.006

Total stockholders’ equity		96.275	—	33	96.308

Total		171.760	862	336	172.958

Reconciliation of comparative stockholders’ equity for December 31, 2009 — Consolidated

	In millions of reais
		Published	Adoption adjustment		Ajusted
	Note 5	December 31, 2008	Reclasifications	Adjustments	January 1, 2009
Asset
Current
Deferred income tax and social contribution	IV a)	1.492	(1.492)	—	—
Financial assets available for sale		—	28	—	28
Other current assets		36.766	—	—	36.766

		38.258	(1.464)	—	36.794
Non-current
Judicial deposits	IV e)	2.478	631	—	3.109
Deferred income tax and social contribution	IV c)	—	2.676	84	2.760
Investments in associates		4.590	(28)	—	4.562
Intangible	IV h)	10.127	12.478	—	22.605
Property, plant e equipment	II b) e IV h)	115.160	(12.478)	100	102.782
Other non-current assets		4.766	—	—	4.766

		137.121	3.279	184	140.584

		175.379	1.815	184	177.378

Liability and Stockholders’ equity
Current portion of the long term debt	II b)	5.305	—	5	5.310
Pension plan	II a)	243	—	49	292
Other current liability and stockholders’ equity		11.868	—	—	11.868

		17.416	—	54	17.470
Non-current
Pension plan	II a)	3.334	—	(233)	3.101
Loans and financing		36.126	—	6	36.132
Provision for contingences	IV e)	3.571	631	—	4.202
Deferred income tax and social contribution	IV c)	7.673	1.184	450	9.307
Provision for asset retirement obligations	II b) e IV b)	1.844	—	86	1.930
Other		2.779	—	(200)	2.579
Other non-current liability and stockholders’ equity		1.451	—	—	1.451

		56.778	1.815	109	58.702

Reedemable non-controlling shareholders’ interest	IV f e g)	—	1.273	—	1.273
		56.778	3.088	109	59.975

Stockholders’ equity
Comprehensive income
Net income of year adjustments				10.337	10.337
Other comprehensive income
Cumulative translation adjustments				(8.886)	(8.886)
Unrealized gain(loss) available for sale securities				(34)	(34)
Cash flow hegde				5	5

Total other comprehensive income				1.422	1.422
Additional remunaretion to securities				(100)	(100)
Unappropriated retained earnings				6.003	6.003
Total other comprehensive income		95.737		(7.304)	88.433

Total other stockholders’ equity		95.737		21	95.758

Non-controlling stockholders’ interest		5.808	(1.273)		4.535
Total stockholders’ equity		101.545	(1.273)	21	100.293

Total		175.739	1.815	184	177.738

Reconciliation of comparative stockholders’ equity for December 31, 2009 — Parent Company

	In millions of reais
		Published	Adoption adjustment		Adjusted
	Note 5	December 31, 2009	Reclassifications	Adjustments	December 31, 2009
Asset
Current
Deferred income tax and social contribution	IV a)	1.219	(1.219)	—	—
Other current assets		13.638	—	—	13.638

		14.857	(1.219)	—	13.638
Non-current
Judicial deposits		1.370	1.064	—	2.434
Deferred income tax and social contribution	IV e)	747	1.219	84	2.050
Investments	IV c)	87.711	—	184	87.895
Intangible		7.852	9.461	—	17.313
Fixed assets	IV h)	43.628	(9.461)	—	34.167
Other non-current assets	II b) e IV h)	3.592	—	—	3.592
		144.900	2.283	268	147.451

		159.757	1.064	268	161.089
Liability and Stockholders’ equity
Current
Pension plan	II b)	111	—	49	160
Other current liability and stockholders’ equity	II a)	16.381	—	—	16.381

		16.492	—	49	16.541
Non-current
Pension plan	II a)	440	—	198	638
Provision for contingences	IV e)	1.667	1.064	—	2.731
Other cnon-urrent liability and stockholders’ equity	II b) e IV b)	45.421	—	—	45.421

		47.528	1.064	198	48.790

Stockholders’ equity
Comprehensive income
Net income of year adjustments				10.337	10.337
Other comprehensive income
Cumulative translation adjustments				(8.886)	(8.886)
Unrealized gain(loss) available for sale securities				(34)	(34)
Cash flow hegde				5	5

Total other comprehensive income				1.422	1.422
Additional remuneration to securities				(100)	(100)
Unappropriated retained earnings				6.003	6.003
Total other comprehensive income		95.737		(7.304)	88.433

Total other stockholders’ equity		95.737		21	95.758

Total		159.757	1.064	268	161.089

Reconciliation of comparative net income for December 31, 2009 — Consolidated

	Consolidated
		In millions of reais
	Note 5	Released 2009	Adjustments	Adjusted 2009
Net operating revenues		48.496	—	48.496
Cost of goods solds and services rendered	II e IV	(27.720)	(30)	(27.750)

Gross profit		20.776	(30)	20.746
Selling and Administrative	II e IV	(2.369)	22	(2.347)
Other operating expenses/revenues, net		(5.226)	—	(5.226)

Operating profit		13.181	(8)	13.173
Equity results on associates	II e IV	116	(17)	99
Net financial results	II e IV	1.952	142	2.094
Gain (loss) on disposal of investments		93	—	93

Income before income tax and social contribution		15.342	117	15.459
Income tax and social contribution	II e IV	(4.925)	(29)	(4.954)

Net income of the year		10.417	88	10.505

Net income attributable to non-controlling stockholders		168	—	168
Net income attributable to the Company’s stockholders		10.249	88	10.337

Reconciliation of comparative net income for December 31, 2009 — Parent Company

	Consolidated
		In millions of reais
	Note 5	Published 2009	Adjustments	Adjusted 2009
Gross revenues		27.285	(855)	26.430
Added Value taxes	II e IV	(855)	855	—
Net operating revenues		26.430	—	26.430
Cost of goods solds and services rendered		(13.649)	—	(13.649)

Gross profit	II e IV	12.781	—	12.781
Selling and Administrative		(1.244)	—	(1.244)
Other operating expenses/revenues, net	II e IV	(2.241)	—	(2.241)
Equity results on subsidiaries	II e IV	(3.860)	51	(3.809)

Operating profit		5.436	51	5.487
Equity results on associates		116	(17)	99
Net financial results	II e IV	9.960	73	10.033
Gain (loss) on disposal of investments		284	—	284

Income before income tax and social contribution		15.796	107	15.903
Income tax and social contribution		(5.547)	(19)	(5.566)

Net income attributable to the Company’s stockholders		10.249	88	10.337

Reconciliation of other comprehensive income
The transition from Brazilian GAAP to IFRS has had an effect on the reported other comprehensive income generated by the group. The reconciling items between the Brazilian GAAP presentation and the IFRS presentation were presented inside the reconciliation note inside the stockholders’ equity.
Reconciliation of cash flow statement
The transition from Brazilian GAAP to IFRS has had no effect on the reported cash flows generated by the group. The reconciling items between the Brazilian GAAP presentation and the IFRS presentation have no net impact on the cash flows generated.
6. Risk Management
Vale considers that effective risk management is a key objective to support its growth strategy and financial flexibility. The risk reduction on Vale’s future cash flow and on its business and operations contribute to a better perception of the company’s credit quality, improving its ability to access different markets and reduce financing costs.
Vale has developed its risk management strategy in order to provide an integrated approach of the risks the Company is exposed to. In order to do that, we have developed an enterprise wide risk management approach that encompasses all kinds of risk — market, credit, operational and liquidity.
a) Risk management policy
The board of directors established a risk management policy, as well as an Executive Risk Committee.
The risk management policy and its supporting procedures determine that Vale should evaluate regularly the potential impact of risk factors on its cash flows, business and operations. Any risk mitigation strategy should only be put in place with the objective of reducing the risks the company is exposed to if it is essential to keep its financial flexibility and corporate strategy in track.
The executive board is responsible for the evaluation and approval of the risk mitigation strategies recommended by the Executive Risk Committee. The committee is responsible for overseeing and reviewing our risk management principles and procedures, besides reporting periodically to the executive board about the management process and risk monitoring.
The risk Management policy and procedures, that complement the risk management governance model, require the diversification of financial operations and counterparties and prohibit speculative transactions with derivatives.
Besides the risk management governance model, Vale has put in place a corporate governance structure with well defined roles and responsibilities. Regarding financial risks, the recommendation and execution of risk strategies are implemented by different and independent areas. It is the responsibility of the risk management department to define and propose to the Executive Risk Committee risk mitigation strategies consistent with Vale and it’s wholly owned subsidiaries corporate strategy, while it is the responsibility of the finance department to execute the risk mitigation strategies through the use of financial instruments. The independence of the areas guarantees an effective control on these operations.

b) Liquidity risk
Our liquidity risk arises from the possibility that we may not be able to settle or meet our obligations and daily cash requirements given liquidity constraints in the financials markets.
Vale makes use of its strong credit profile, diversified funding sources and committed credit facilities to ensure the sufficient funds and instruments to bear the liquidity risk. The Company has total revolving credit lines of US$1.6 billion arranged by bank syndicates comprised by commercial banks, granting US$850 million to Vale International and the remaining balance to Vale Canada Ltd. These credit lines work as a short term liquidity buffer that allow a more efficient cash management, consistent with Vale’s strategic focus on cost of capital reduction.
c) Credit risk
Vale’s credit risk arises from the negative impact in cash flows of the Companyin the cases our counterparties don’t meet their contractual obligations. To manage this risk Vale maintains group-wide procedures such as controlling credit limits, guaranteeing counterparty diversification and monitoring Vale’s credit portfolios.
Vale’s counterpart exposure
Generally speaking, credit risk is the risk due to uncertainty in counterparty’s ability to meet its obligations. From a credit risk standpoint, Vale’s counterparties can be divided into three main categories: 1) commercial customers which owe money to Vale further to sales on credit; 2) financial institutions which either keep cash of Vale or are counterparty in a derivative transaction; 3) suppliers which have been paid in advance for part of their service.
Vale has a well diversified Account Receivable portfolio from a geographical standpoint. The regions in which we have more significant credit risk exposure include China, Europe, Brazil, Japan and the US. According to the region, different kind of guarantees can be used to enhance the credit quality of the receivables.
The credit exposure to counterparties due to derivatives is defined as the sum of the credit exposures given by each derivative that Vale has with that counterpart. And, finally, the credit exposure for each derivative is defined as the potential future MtM calculated within the life of the derivative, considering a 95% probability scenario for the joint distribution of the market risk factors that affect that derivative.
Regarding the commercial credit exposure that arises from sales to customers, Vale manages it in two credit portfolios: i) “Current / Not yet due” receivables and ii) “Past due” receivables. The past due receivables are closely monitored by the risk management and cash collection areas so as to check for the financial solvency of the counterparties and to minimize the working capital requirements of Vale.
Management of Vale’s credit risk
For the commercial credit exposure arising from sales to final customers, the Risk Management Department approves a credit risk limit for every counterpart. Also, a global working capital limit for Vale is approved by the Executive Board and monitored on a monthly basis.
For counterparties exposures arising from cash investments and derivatives, credit limits to counterparties (Banks, Insurance Companies, Countries, and Corporations) are annually approved by the Executive Board and monitored on a daily basis. Also, the Risk Management Department controls the portfolio diversification and the overall credit risk (default probability) of Vale’s consolidated treasury portfolio.
Risk profile of commercial counterparties
Vale uses an internal credit rating for each customer which results from a credit analysis which is based on three sources of information: i) Expected Default Frequency (Expected Default Frequency - EDF) provided by KMV (Moodys); ii) Credit Ratings from Moodys, Standard & Poors and Fitch; iii) Financial Statements from which financial ratios are built.
Whenever deemed appropriate, the quantitative credit analysis is complemented by a qualitative analysis which takes into consideration the payment history of that counterparty, the strategic position of the counterparty in its economic sector, and other factors. The internal credit rating model of Vale is divided into 4 categories: i) insignificant risk; ii) low risk; iii) moderate risk; iv) high risk.

Depending on the counterparty’s credit risk or on the credit risk profile of a given line of business, risk mitigation strategies — such as credit insurance, mortgage, corporate guarantees or secured payment methods like letters of credit and cash against documents — are used to manage Vale’s credit risk.

Risk Profile of Accounts Receivable	31-Dec-10	31-Dec-09	1-Jan-09
Open Exposure
Insignificant Risk	75%	76%	59%
Low Risk	21%	22%	12%
Moderate Risk	3%	1%	26%
High Risk	0%	1%	1%
Non evaluated	1%	1%	2%
The risk level of a customer depends on an implied rating which is derived from the expected default frequency (EDF). The EDF is either given by the KMV model from Moodys or, if not available, computed based on the company’s rating or financial statements. The transformation of the EDF into an implied rating is made using a conversion table. Finally, the final score of a customer is related to the implied rating as follows:
— Insignificant risk: Aaa to A3
— Low risk: Baa1 to Ba2
— Moderate risk: Ba3 to B3
— High risk: B3 to C
d) Market risk
The monitoring and monthly evaluations of the consolidated risk exposure allow us to evaluate the financial results and the impact on Vale’s cash flow, as well as guarantee that the initial goals will be achieved. The fair value measurements of the trades are reported weekly to Management.
All derivative trades were recognized in our balance sheet at fair value and their respective gains or losses were recognized in earnings.
Considering the nature of Vale’s business and operations, the main market risk factors to which the Company is exposed are:
•	Interest rates;

•	Foreign exchange;

•	Products prices and input and other costs[1];
Foreign exchange and interest rate derivative positions
The Company’s cash flow is subject to volatility of several different currencies against the US Dollar. While most of our product prices are indexed to US dollars, most of our costs, disbursements and investments are indexed to currencies other than the US Dollar, mainly Brazilian Reais and Canadian dollars.
In order to reduce the company’s potential cash flow volatility arising from this currency mismatch we use FX derivatives instruments. Our main strategy is to swap Debts linked to BRL into USD so as to attenuate the impact of BRL/USD exchange rate as most of our revenues are denominated in USD.
The swap transactions used to convert debt linked to Brazilian reais into US Dollars have similar — and sometimes shorter — settlement dates than the final maturity of the debt instruments. Their amounts are similar to the principal and interest payments, subject to liquidity market conditions. The swaps with shorter settlement dates than the debt’s final maturity are renegotiated through time so that their final maturity matches — or becomes closer — to the debt’s final maturity. At each settlement date, the results on the swap transactions partially offset the impact of the foreign exchange rate in our obligations, contributing to stabilize the cash disbursements in US Dollars for the interest and/or principal payment of our Brazilian Real denominated debt.
In the event of an appreciation (or depreciation) of the Brazilian Real against the US Dollar, the negative (or positive) impact on Vale debt service (interest and/or principal payment) measured in US Dollars will be almost totally offset by a positive (or negative) effect from the swap transaction, regardless of the US dollar / Brazilian Real exchange rate on the payment date.

[1]	The details for products prices inputs and other costs risks are in the note “Additional information about derivatives financial instruments”.

Vale has also a cash flow exposure to interest rates risks over loans and financings. The US Dollars floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, the US Dollar floating rate debt is mainly subject to changes in the Libor. To mitigate the impact of the interest rate volatility on the cash flow, Vale takes advantage of natural hedges allowed by the positive correlation of metal prices and US Dollar floating rates. When natural hedges are not present, Vale enters into financial instruments to obtain the same effect.
e) Operational risk
The Company has a comprehensive risk management program, which provides coverage and protection for all assets, as well as possible losses caused by interruption of production, through a type policy of all risks. This program includes inspections, training on-site and using the structure of various risk committees throughout the Company, its subsidiaries and associates. Vale seeks to align the risks in all areas, providing a unique and uniform treatment, seeking the domestic and international market coverage compatible with a company of its size.
Insurance
With the aim of mitigating the appropriate risks, Vale hires several different types of insurance such as insurance of operational risks and civil responsibility, and a life insurance policy for their employees. The coverage of these policies is contracted in line with the policy of Corporate Risk Management and similar insurance contract by other companies in the mining industry. Among the management instruments, Vale since 2002 have used a captive reinsurance company that allows us to contract insurances on a competitive basis as well as direct access to key international markets of insurance and reinsurance.
Insurance management is performed in Vale with the support of existing insurance committees in the various operational areas of the Company which are composed of various professionals in these units.
7. Acquisitions and Divestments
a) Fertilizer business
In line with the strategy to become a global leader in the fertilizer business, Vale acquired in May 2010, 58.6% of the capital of Fertilizantes Fosfatados SA, now Vale Fertilizantes S.A., and fertilizer assets of Bunge Participações e Investimentos S.A. (BPI), currently denominated Vale Fosfatados for R$8,692 (equivalent to a price per share of US$12.0185 shares of Fosfértil and US$1.7 million by the Bunge’s fertilizer assets. A payment of R$103 was made in July as a supplement to the price of Vale Fosfatados.
In September, we acquired additional interest of 20.27% in Vale Fertilizantes capital for R$1,762 (equivalent to a price per share of US$12.0185) and in December we announced the results of the public offer to purchase common shares by this company owned by non-controlling stockholders.
In December, we have the participation of 78.92% of total capital and 99.83% of the voting capital of Vale Fertlizantes and 100% of Vale Fosfatados capital.
The acquired business contributed with net revenues of R$2,612 and reduced net income of R$(48) for the Group in the period from June to December 2010. If this acquisition had been completed on January 1, 2010, net revenue would increase by R$1,397 and net income would decrease by R$22, due to the January and May 2010 transactions. These amounts were calculated using the Vale’s accounting policies and by adjusting the results of the subsidiaries to reflect the additional depreciation and amortization that have been charged assuming the fair value adjustments to fixed assets and intangible assets had been applied from January 1, 2010 along with their tax purposes.
Information related to the purchase price allocation presented below is based on fair value of identifiable assets and assumed liabilities and are preliminary. This allocation actually is being done by the Company with the assistance of experts and will be finalized during next years and, because of this, the values related to allocation described below is subject to a review that can be material.

Purchase Price	10.696
Portion attributed to noncontrolling interest	1.416
Book Value of proprerty, plant and equipment and mining assets	(3.665)
Cost value of the assets and liabilities assumed, net	(730)
Adjustment to fair value of property, plant and equipment	(9.499)
Adjustment to fair value of inventory	(181)
Deferred income taxes on above adjustments	3.291

Goodwill	1.328

The goodwill is attributable mainly due to synergies between the acquired assets and operations of potassium on Taquari-Brooms, Carnalita, Rio Colorado and Neuquen and phosphates on Bayovar I and II, in Peru, and Evate, in Mozambique. The future development of projects combined with the acquisition of the assets portfolio of fertilizers will enable that the Vale become one of the world’s best in the business of fertilizers.
b) Other transactions -2010
In September 2010, Vale acquired 51% of the Sociedade de Desenvolvimento do Corredor Norte S.A. (SDCN) for R$36,615. The SDCN has the concession to build a logistics infrastructure required for the production flow resulting from the second phase of the Moatize coal project.
As part of the Company’s efforts to achieve the goals of future production of iron ore, Vale acquired 51% interest in BSG Resources (Guinea) Ltd, which holds concessions for iron ore in South Simandou (Zogota) and exploration license in North Simandou. Of this amount, R$901 was paid immediately and the remaining US$2 billion (equivalent to R$3,388 at December 31, 2010) shall be paid upon the achievement of specific milestones. This venture is committed to renewing 660 km of Trans-Guinea.
In July 2010, Vale completed the sale of minority interests in Bayovar project in Peru through the Company’s newly formed MVM Resources International BV (MVM). The Company sold 35% of the total capital of MVM to Mosaic for R$682 and 25% to Mitsui for R$487. Vale has the control of the Bayovar project, keeping an interest of 40% of total capital and 51% of the voting capital of the newly-formed company. The amount of capital invested by June 30, 2010 was approximately US$550 (equivalent to R$932 at September 2010). The difference between the fair value and book value in this transaction, amounting to R$544 was recorded in Stockholders’ equity in accordance with the rules for gain/loss when the control is maintained.
In June 2010, Vale acquired an additional interest of 24.5% in the coal project Belvedere (Belvedere) for R$168 of AMCI Investments Pty Ltd (AMCI). As a result of this transaction, the Company increased its interest in Belvedere from 51.0% to 75.5%.
In May 2010, Vale reached an agreement with Oman Oil Company SAOC (OOC), a company controlled by the Government of the Sultanate of Oman to sell 30% of Vale Oman Pelletizing Company LLC (VOPC) for US$125 million (equivalent to R$212 million at September 30, 2010). The transaction is subject to the terms set forth in the definitive agreement to purchase shares to be signed after the fulfillment of conditions precedent. The difference between fair value and carrying amount, in this transaction was recorded in stockholders’ equity in accordance with the rules for gain/loss when the control is maintained.
Vale has concluded agreements and entered into negotiations to sell the assets of kaolin, alumina and aluminum. For details see note 17.
c) Other transactions — 2009
In September 2009, Vale acquired from Rio Tinto, the Company Mineração Corumbá Reunidas, holder of the assets related to the iron ore operations in Corumbá by R$1,473 (including payment of working capital changes of the period). In this acquisition, the assets and liabilities were measured at market value resulting in an increase of R$788 compared to the carrying amount, with no goodwill recognition.
In March 2009, Vale acquired from Cement Argos, the Diamond Coal Ltd. (actual Vale Colombia Holding Limited), which owns thermal coal assets in Colombia by R$695. In the acquisition, the assets and liabilities were measured at market value resulting in an increase of R$475 compared to the carrying amount, with no goodwill recognition.
In February 2009, Vale acquired from Rio Tinto, the Green Mineral Resources, the owner company of fertilizer mineral rights of Project Regina (Canada) and Project Colorado (Argentina) by R$1,995. In the acquisition, the assets and liabilities were measured at market value resulting in an increase of R$1,745 compared to the carrying amount, with no goodwill recognition.
In September 2009, Vale concluded an agreement with ThyssenKrupp Steel AG to increase of its interest in ThyssenKrupp CSA Siderúrgica do Atlântico Ltda. (CSA) from 10% to 26.87% interest, through a capital increase of R$2,532.
In July 2009, Vale signed an agreement which involves the sale of some at its forest assets, totaling 84,7 thousand hectares including preservation areas and eucalyptus forests located in southwest of Maranhão, by approximately R$235, obtaining a gain of R$111.
In April 2009, Vale sold its remaining interest in Usiminas for R$595 obtaining a gain of R$288.
In March 2009, the Company acquired 50% of Teal Minerals Incorporated, a joint venture with African Rainbow Minerals Limited by R$139. In the acquisition, the assets and liabilities were measured at market value resulting in an increase of R$254 compared to the carrying amount, with no goodwill recognition.

8. Cash and Cash Equivalents

	Consolidated			Parent Company
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Cash and bank accounts	1.212	1.405	1.814	59	86	59
Short-term investments	12.257	11.816	22.825	4.764	1.164	6.654

	13.469	13.221	24.639	4.823	1.250	6.713

Cash and cash equivalents includes cash values, demand deposits, and investment in financial investments with insignificant risk of changes in value, being part reais indexed to CDI and part in US dollars in Time deposits with maturity less than three months for their classification as financial assets see Note 23.
9. Short-term Financial Investment

	Consolidated
	December 31, 2010	December 31, 2009	January 1, 2009
Time deposits	2.987	6.525	5.394

This includes the financial investments in low risk investments with a maturity of between 91 and 360 days, classified as a financial asset, see Note 23.
10. Financial Assets Available for Sale
Financial assets available for sale are primarily related to investments valued at market

			Consolidated
	December 31, 2010	December 31, 2009	January 01, 2009
Shares — Brazil	—	—	384
Shares — Exterior	21	28	77

	21	28	461

(I) Period adjusted by the new accounting pronouncements for comparative purposes, according to Note 5.

		Consolidated
	2010	2009
January 1	28	461
Exchange differences	(3)	19
Disposals	(6)	(423)
Transfer gain(loss), net to stockholders’ equity	2	(29)

In December 31	21	28
		-

11. Accounts Receivables

			Consolidated			Parent Company
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Denominated in reais “brazilian reals”	1.861	1.538	1.135	1.595	1.211	825
Denominated in other currencies, mainly US dolar	12.297	4.327	6.997	16.904	2.234	9.071

	14.158	5.865	8.132	18.499	3.445	9.896

Allowance for doubtful accounts	(196)	(222)	(199)	(121)	(85)	(69)

	13.962	5.643	7.933	18.378	3.360	9.827

Classification as financial assets and the credit quality, see Note 23.
Accounts receivable related to steel industry market represent 75,9%, 62% and 49,6% of receivables on December 31, 2010, December 31, 2009 and January 1, 2009, respectively.
No customer alone represents over 10% of receivables or revenues.
The loss estimates for credit losses recorded in income as at December 31, 2010, and December 31, 2009 totaled R$40, R$23, respectively. We wrote off on December 31, 2010, and December 31, 2009, the total of R$66, R$0, respectively.
12. Inventories

	Consolidated			Parent Company
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Inventories of finished products	3.101	2.199	4.171	1.535	1.148	1.831
Inventories in process	1.658	1.813	2.553	—	—	—
Inventories of expenditure	2.833	1.901	2.962	782	734	1.082

Total	7.592	5.913	9.686	2.317	1.882	2.913

On December 31, 2010, inventory balances include a provision for adjustment to market value of steel industry products in the amount of R$4 (R$5 in 2009).
The cost of inventories recognized in income of the year in relation to the continued operations of the Company was R$33,756 on December 31, 2010, R$27,750 on December 31, 2009, at the consolidated, and R$17,892 on December 31, 2010, R$13,649 on December 31, 2009 for the parent company.
13. Assets and Liabilities Non Current Held for Sale
•	Aluminum
In connection with the strategy of portfolio management of assets in May 2010, Vale reached an agreement with Norsk Hydro ASA (Hydro) for the sale of all shares in Albras — Aluminio Brasileiro SA (Albras), Alunorte — Alumina do Norte do Brasil SA (Alunorte), Companhia de Alumina do Pará (CAP), 60% of the Mineração Paragominas S.A. (Paragominas) and all mining rights of bauxite in Brazil (“Aluminum Business”).
For the interests of Albras, Alunorte and CAP, Vale will receive US$405 million in cash (equivalent to R$675,as at December 31, 2010, assume net debt of US$700 million (equivalent to R$1,166 as at December 31, 2010) of Hydro and 22% interest in Hydro. For the 60% interest of Paragominas and for the mineral rights, Vale will receive US$600 million (equivalent to R$1,000 as at December 31, 2010). The Company will sell 40% of Paragominas in two installments of US$200 million (equivalents to R$333, as at December 31, 2010) in cash.
The Company concluded that the fair value of the expected transaction is larger than the net book value, maintained the original values. Moreover, due to the significant influence that the company will maintain in Hydro, aluminum was not considered as a discontinued operation
•	Kaolin
As part of the portfolio management of assets, Vale is in talks aimed at the sale of liquid assets linked to activity of kaolin. In 2010, Vale sold part of its assets with kaolin and measured the remaining assets at fair value less cost to sell. The effect of realized and unrealized losses is recognized in income of discontinued operations in 2010. The 2009 values are presented below or comparison purposes in 2010.

	2010	2009
Income from discontinued operations
Revenues	123	288
Expenses	(153)	(343)

Loss before income tax and social contribution related to discontinued operations	(30)	(55)

Loss before income tax and social contribution recognized from remeasurement	(239)	—

Income tax and social contribution on operations	1	(10)
Income tax and social contribution on remeasurement	46	—

Income from discontinued operations	(222)	(65)

	2010	2009
Effects on cash flow
Operating cash flow	19	39
Cash flow from investments	(12)	(26)
Financial cash flow	(9)	(16)

Total cash flow	(2)	(3)
Effects on Balance Sheet
On 31 December 2010, the amount of assets and liabilities classified as held for sale are as follows:

Consolidated
Assets held for sale
Property, plant and equipment	8.413
Advances to suppliers — energy	826
Inventories	617
Recoverable tax	1.046
Other assets	974

Total	11.876

Liabilities related to assets held for sale
Participation of non-controlling stockholders	3.251
Long-term debt	1.174
Suppliers	461
Others	454

Total	5.340

14. Recoverable Taxes
Recoverable taxes are stated at net value of any loss of performance and represented as follows:

	Consolidated			Parent Company
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Income tax	782	1.577	3.957	137	402	2.581
Value-added tax — ICMS	871	570	733	479	466	538
PIS and COFINS	1.655	1.898	1.057	1.394	1.105	328
Others	100	180	206	76	66	54

Total	3.408	4.225	5.953	2.086	2.039	3.501

Current	2.796	2.685	4.886	1.961	1.881	3.312
Non-current	612	1.540	1.067	125	158	189

	3.408	4.225	5.953	2.086	2.039	3.501

15. Investments
Investments in unconsolidated companies

	Investments			Equity results
Investments valued by equity method	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009
Henan Longyu Energy Resources Co. Ltd.	417	435	411	134	148
Korea Nickel Corp.	18	22	49	3	1
Log-In — Logistica Intermodal S/A.	224	218	221	6	4
Shandong Yankuang International Company Ltd (d)	(45)	(12)	58	(34)	(35)
ThyssenKrupp CSA — Cia Siderúrgica do Âtlantico (c)	3.065	3.546	1.034	(144)	(11)
Tecnored Desenvolvimentos Tecnologias	66	80	—	(19)	—
Zhuhai YPM Pellet e Co.,Ltd.	42	22	30	16	3
Others	158	251	178	(10)	(11)

	3.945	4.562	1.981	(48)	99

Balance of investments in non-controlled company	Consolidated
Balance as of January, 1 2009	1.981

Acquisitions	2.720
Disposals	(7)
Dividends	(7)
Cumulated translation adjustment	(224)
Equity	99

Balance as of December 31, 2009	4.562

Balance as of January, 1 2010	4.562

Acquisitions	69
Dividends	(149)
Cumulated translation adjustment	(489)
Equity	(48)

Balance as of December 31, 2010	3.945

Investments to parent company:

	Investments			Equity results		Received dividends
	December 31, 2010	December 31, 2009 (I)	January 1, 2009	December 31, 2010	December 31, 2009 (I)	December 31, 2010	December 31, 2009 (I)
Major subsidiaries and associates companies Direct and indirect subsidiaries
ALBRAS — Alumínio Brasileiro S.A. (a)	1.088	1.038	992	(7)	78	—	6
ALUNORTE — Alumina do Norte do Brasil S.A. (a)	2.732	2.599	2.479	167	139	31	8
Aços Laminados do Pará	84	10	—	(49)	4	—	—
Belém — Administrações e Participações LTDA.	—	1	232	—	(15)	—	—
BSGR Limited	833	—	—	—	—	—	—
Cadam S.A (a)	124	141	156	(15)	(15)	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	208	150	127	76	23	18	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	212	146	170	67	(24)	—	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	143	159	136	30	22	45	—
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	333	255	257	84	(2)	5	46
Companhia Portuária da Baía de Sepetiba — CPBS	347	347	325	151	155	147	46
Ferrovia Norte Sul S.A.	1.744	1.291	820	2	14	—	6
Green Mineral Resources Inc	—	1.433	—	(2)	(74)	—	—
Minas da Serra Geral S.A. — MSG	58	51	49	10	3	—	—
Mineração Rio do Norte S.A.	236	256	237	(3)	19	18	86
Ferrovia Centro Atlantica ( b )	1.916	1.704	1.700	(15)	3	—	—
Minerações Brasileiras Reunidas S.A. — MBR	3.291	3.424	3.568	(220)	(507)	19	—
Mineração Corumbá Reunidas S.A	1.225	1.426	—	(5)	(28)	—	—
Mineração Paragominas	1.813	—	—	5	—	—	—
MRS Logística S.A.	851	813	761	157	266	126	54
Salobo Metais S.A.( b )	3.271	1.599	832	(81)	(60)	—	—
Samarco Mineração S.A.	676	902	300	1.412	590	1.639	346
Sociedad Contractual Minera Tres Valles	394	456	—	—	—	—	—
Vale Austria Holdings GMBH (c )	1.549	(9)	—	(90)	(47)	—	—
Vale Fertilizantes S.A	7.384	—	—	(11)	—	—	—
Vale Fosfatados S.A.	3.217	—	—	(35)	—	—	—
Vale Manganês S.A.	890	689	600	201	194	—	—
Vale Florestar	235	—	—	(7)	—	—	—

	Investments			Equity results		Received dividends
	December 31, 2010	December 31, 2009 (I)	January 1, 2009	December 31, 2010	December 31, 2009 (I)	December 31, 2010	December 31, 2009 (I)
Vale Canada Limited	9.250	8.161	7.688	(694)	(869)	—	—
Vale International S.A. (c )	42.442	55.334	67.717	7.444	(3.667)	—	—
Vale Colombia Ltd	826	678	—	(3)	(26)	—	—
Vale Soluções em Energia	198	172	98	(55)	—	—	—
Urucum Mineração	120	68	38	51	8	—	100
Others	476	38	129	144	7	12	30

	88.166	83.332	89.411	8.709	(3.809)	2.060	728

Direct and indrect affiliated companies
LOG-IN — Logística Intermodal S/A	224	218	221	6	4	—	6
Henan Longyu Energy Resources	417	435	411	134	148	147	—
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	3.065	3.547	1.034	(144)	(76)	—	—
Others company	239	362	315	(44)	23	—	15

	3.945	4.562	1.981	(48)	99	147	21

	92.111	87.894	91.392	8.661	(3.710)	2.207	749

(I)	Period adjusted by new accounting pronouncements for comparative purposes, according Note 5.

(a)	Investments held for sale in 2010, (b) The total investment includes the values of advance for future capital increase (AFAC ), (c) Excluded from stockholders’ equity the investments of these companies already is detailed in the note

Balance of parent company investments
Balance as of January 1, 2009	91.392

Acquisitions	8.912
Disposals	(28)
Dividends	(312)
Acumulated translation adjustment	(8.360)
Equity	(3.710)

Balance as of December 31, 2009	87.894

Saldo em 1[o] de janeiro de 2010	87.894

Acquisitions	2.768
Disposals	(3.833)
Dividends	(1.923)
Acumulated translation adjustment	(771)
Equity	8.661
Income from non-controlling stockholders’ interest	(685)
Balance as of December 31, 2010	92.111

	Em 31 de Dezembro d3 2010
Parent Company	Total %	Voting %	Assets	Liabilities	Stockholders’ Equity	Operating Results	Adjusted net income for the year
Direct and indirect subsidiaries
Aços Laminados do Pará	100,00	100,00	85	1	84	—	(50)
ALBRAS — Alumínio Brasileiro S.A.	51,00	51,00	3.156	1.024	2.132	101	(14)
ALUNORTE — Alumina do Norte do Brasil S.A.	57,03	61,74	6.525	1.735	4.790	331	293
BSGR Limited	51,00	51,00	2.410	778	1.632	—	(2)
Cadam S.A	61,48	100,00	390	188	202	3	(24)
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50,00	50,00	511	96	416	210	151
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	50,89	51,00	915	497	417	213	132
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	50,90	51,00	357	75	282	81	59
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	51,00	51,11	767	114	654	237	164
Companhia Portuária da Baía de Sepetiba — CPBS	100,00	100,00	416	70	346	219	151
Ferrovia Centro Atlantica	100,00	100,00	2.274	353	1.921	(10)	(12)
Ferrovia Norte Sul S.A.	100,00	100,00	1.887	143	1.743	(4)	2
Minas da Serra Geral S.A. — MSG	50,00	50,00	122	6	116	28	19
Mineração Corumbá Reunidas S.A	100,00	100,00	2.119	893	1.225	10	(5)
Mineração Paragominas	100,00	100,00	—	—	—	—	—
Mineração Rio do Norte S.A.	40,00	40,00	1.392	803	589	106	(8)
Minerações Brasileiras Reunidas S.A. — MBR	92,99	92,99	5.814	1.661	4.153	(243)	(103)
MRS Logística S.A.	41,50	37,86	4.502	2.451	2.051	524	379
Salobo Metais S.A.	100,00	100,00	3.929	658	3.270	(102)	(81)
Samarco Mineração S.A.	50,00	50,00	5.476	4.124	1.352	3.490	2.823
Sociedad Contractual Minera Tres Valles	90,00	90,00	450	14	438	—	—
Urucum Mineração	100,00	100,00	259	139	120	96	51
Vale Austria Holdings GMBH	100,00	100,00	7.987	6.437	1.550	—	(90)
Vale Canada Limited	100,00	100,00	49.789	40.538	9.251	448	(694)
Vale Colombia Ltd	100,00	100,00	1.411	585	826	11	(3)
Vale Fertilizantes S.A	78,92	78,92	12.843	3.484	9.359	(50)	(14)
Vale Florestar	100,00	100,00	353	118	236	(5)	(6)
Vale Fosfatados S.A.	100,00	100,00	3.945	728	3.217	(69)	(35)
Vale International S.A.	100,00	100,00	93.241	50.798	42.442	6.821	7.444
Vale Manganês S.A.	100,00	100,00	1.638	748	890	283	201
Vale Soluções em Energia	52,77	52,77	496	120	376	(117)	(110)
Direct and Indirect affiliated
LOG-IN — Logística Intermodal S/A	31,33	31,33	1.115	452	663	36	18
Henan Longyu Energy Resources	25,00	25,00	2.083	418	1.665	519	537
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	26,87	26,87	14.033	2.616	11.416	(18)	(527)

16. Intangible

	Consolidated
		Concessions and
	Goodwill	subconcessions	Right to use	Others	Total
Costs:
Balance at January 1, 2009	7.707	9.451	1.382	1.142	19.682
Additions	—	1.404	—	278	1.681
Disposals	—	(245)	—	(32)	(276)
Transfers	—	—	—	24	24
Translation adjustments	(526)	—	(58)	11	(573)

Balance at December 31, 2009	7.181	10.610	1.324	1.423	20.538

Amortization:
Balance at January 1, 2009	—	(2.824)	(36)	(631)	(3.491)
Additions	—	(435)	(23)	(234)	(692)
Disposals	—	62	—	32	95
Translation adjustments	—	—	—	(9)	(9)

Balance at December 31, 2009	—	(3.197)	(59)	(842)	(4.098)

Net Balance	7.181	7.413	1.265	581	16.440

Costs:
Balance at January 1, 2010	7.181	10.610	1.324	1.423	20.538
Additions	1.328	1.571	7	298	3.204
Disposals	—	(894)	(193)	(11)	(1.098)
Transfers	—	—	—	78	78
Translation adjustments	145	—	—	5	150

Balance at December 31, 2010	8.654	11.287	1.138	1.793	22.872

Amortization:
Balance at January 1, 2010	—	(3.197)	(59)	(842)	(4.098)
Additions	—	(700)	(25)	(261)	(986)
Disposals	—	490	—	1	491
Translation adjustments	—	—	—	(5)	(5)

Balance at December 31, 2010	—	(3.407)	(84)	(1.107)	(4.598)

Net Balance	8.654	7.880	1.054	686	18.274

The useful life of the concessions and sub-concessions are detailed in note 30.
The rights of use refers to basically to the usufruct contract entered into with non-controlling shareholders to use the EBM shares (owner of the shares of MBR) and intangible identified in business combination of Vale Canada. The amortization of these items is recognized in statement of income on cost of sales. The amortization of the right to use will expires in 2037 and Vale Canada’s intangible will end in September 2046.

	Parent Company
		Concessions and
	Goodwill	Subconcessions	Right to use	Others	Total
Costs:
Balance at January 1, 2009	7.707	4.915	715	977	14.314
Additions	—	1.088	—	122	1.209
Disposals	—	(193)	—	(33)	(226)
Translation adjustments	(526)	—	—	—	(526)

Balance at December 31, 2009	7.181	5.810	715	1.065	14.771

Amortization:
Balance at January 1, 2009	—	(2.105)	(36)	(531)	(2.672)
Additions	—	(197)	(23)	(185)	(406)
Disposals	—	61	—	33	95

Balance at December 31, 2009	—	(2.241)	(59)	(683)	(2.983)

Net balance	7.181	3.569	656	382	11.788

Costs:
Balance at January 1, 2010	7.181	5.810	715	1.065	14.771
Additions	1.328	1.614	—	274	3.216
Disposals	—	(1.234)	—	(10)	(1.244)
Translation adjustments	145	—	—	—	145

Balance at December 31, 2010	8.654	6.190	715	1.329	16.888
Balance at January 1, 2010	—	(2.241)	(59)	(683)	(2.983)
Additions	—	(615)	(25)	(192)	(832)
Disposals	—	490	—	—	490

Balance at December 31, 2010	—	(2.366)	(84)	(875)	(3.325)

Net balance	8.654	3.824	631	454	13.563

The goodwill was allocated for the purpose of testing its recoverable value, to the Cash Generating Units — CGU, identified according to the operating segments, as follow:

	Consolidated
	As of December 31,		In january 01
	2010	2009	2009
Assets Class:
Iron Ore — Brazil	4.060	4.060	4.060
Nickel — Canada	3.082	2.948	3.471
Coal — Australia	179	168	171
Fertilizers — Brazil	1.328	—	—
Others	5	5	5

	8.654	7.181	7.707

17. Property, Plant and Equipment

	Consolidated
							Construction in
	Land	Buildings	Facilities	Computer Equipment	Mineral assets	Others	progress	Total
Costs:
Balance at January 1, 2009	425	9.158	24.712	799	29.171	33.309	31.249	128.823

Additions	—	—	1.510	61	4.811	3.057	4.987	14.426
Disposals	(39)	(838)	(44)	(21)	(101)	(293)	(202)	(1.538)
Transfers	91	579	866	72	190	1.950	(3.748)	—
Translation adjustments	—	(980)	(939)	(86)	(1.645)	(1.485)	(1.049)	(6.184)

Balance at December 31, 2009	477	7.919	26.105	825	32.426	36.538	31.237	135.527

Depreciation/Depletion:
Balance at January 1, 2009	—	(2.377)	(8.175)	(526)	(3.441)	(9.304)	—	(23.823)

Additions	—	(135)	(1.282)	(333)	(893)	(2.998)	—	(5.641)
Disposals	—	105	164	114	57	626	—	1.066
Translation adjustments	—	181	242	(35)	806	625	—	1.819

Balance at December 31, 2009	—	(2.226)	(9.051)	(780)	(3.471)	(11.051)	—	(26.579)

Net Balance	477	5.693	17.054	45	28.955	25.487	31.237	108.948

Costs:
Balance at January 1, 2010	477	7.919	26.105	825	32.426	36.538	31.237	135.527

Additions	—	153	273	24	768	3.876	16.583	21.677
Disposals	—	(293)	(907)	(47)	(188)	(575)	(873)	(2.883)
Transfers	116	3.309	6.778	(365)	11.949	3.664	(25.451)	—
Translation adjustments	—	(296)	(493)	(15)	(1.310)	(239)	(168)	(2.521)

Balance at December 31, 2010	593	10.792	31.756	422	43.645	43.264	21.328	151.800

Depreciation/Depletion:
Balance at January 1, 2010	—	(2.226)	(9.051)	(780)	(3.471)	(11.051)	—	(26.579)

Additions	—	(174)	(1.743)	(329)	(245)	(2.094)	—	(4.585)
Disposals	—	102	417	14	15	1.196	—	1.744
Transfers	—	151	266	884	(1.301)	—	—	—
Translation adjustments	—	32	1.910	1.848	2.030	1.887	—	7.707

Balance at December 31, 2010	—	(2.115)	(8.201)	1.637	(2.972)	(10.062)	—	(21.713)

Net Balance	593	8.677	23.555	2.059	40.673	33.202	21.328	130.087

	Parent Company
							Construction in
	Land	Buildings	Facilities	Computer equipment	Mining assets	Others	progress	Total
Costs:
Balance as of January 1, 2009	245	2.601	13.456	636	1.844	15.472	11.796	46.050

Acquisitions	—	—	—	—	17	—	5.782	5.799
Disposals	(39)	(32)	(38)	(20)	(97)	(194)	(144)	(564)
Transfers	66	542	804	288	212	1.267	(3.179)	—

Balance as of December 31, 2009	272	3.111	14.222	904	1.976	16.545	14.255	51.285

Depreciation/ depletion:
Balance as of January 1, 2009	—	(714)	(4.001)	(392)	(399)	(5.089)	—	(10.595)

Acquisitions	—	(97)	(504)	60	(96)	(764)	—	(1.401)
Disposals	—	17	31	86	51	219	—	404
Transfers	—	14	4	10	—	(28)	—	—

Balance as of December 31, 2009	—	(780)	(4.470)	(236)	(444)	(5.662)	—	(11.592)

Net balance	272	2.331	9.752	668	1.532	10.883	14.255	39.693

Costs:
Balance as of January 1, 2010	272	3.111	14.222	904	1.976	16.545	14.255	51.285

Acquisitions	—	—	—	—	—	—	8.603	8.603
Disposals	(2)	(183)	(2.254)	(32)	(200)	(975)	(681)	(4.327)
Transfers	92	498	1.284	(955)	1.792	1.505	(4.216)	—

Balance as of December 31, 2010	362	3.426	13.252	(83)	3.568	17.075	17.961	55.561

Depreciation/ depletion:
Balance as of January 1, 2010	—	(780)	(4.470)	(236)	(444)	(5.662)	—	(11.592)

Acquisitions	—	(110)	(238)	(309)	(130)	(881)	—	(1.192)
Disposals	—	8	310	870	71	426	—	1.685

Balance as of December 31, 2010	—	(882)	(3.922)	325	(503)	(6.117)	—	(11.099)

Net balance	362	2.544	9.330	242	3.065	10.958	17.961	44.462

The depreciation for the year allocated to the production cost and to expenses, is R$5,741 in 2010 (R$5,447 in 2009) for the consolidated and R$1,983 in 2010 (R$1,931 in 2009) for the parent company.
The residual value of the fixed assets given in guarantees of judicial lawsuits corresponding at December 31, 2010 and December 31, 2009, to R$303 and R$450 in the consolidated, and R$234 and R$277 in the parent company, respectively.
18. Impairment of Non-financial Assets
As defined in the accounting policy described in note 2.n), the Company annually tests the recoverable value of its intangibles assets of long-lived assets, which are mainly the portion of goodwill for expected future earnings arising from process of the business combination.
For long-term financial assets, which are not subject to amortization, are reviewed whenever there are indications that the carrying amount is not recoverable.
The Company uses to determine the recoverable value the greater amount between the fair value less cost to sell and the value in method, that is based on the projection of expected cash flows of the business at the valuation date until expected date at the end of useful life of the mine, process plant or business. During projection, the key assumptions considered are related to: mineral reserves and resources, sales prices of all commodities, operating costs, capital investment and discount rates.
Management determines its cash flows based on approved budgets, taking into consideration reserves and mineral resources estimated by internal experts, costs and investments based on the best estimate and past performance, sale prices consistent with projections used in reports published by industry, and considering the market price when available and appropriated. Cash flows used were designed based on the useful life of each unit (consumption of reserves in case of mineral units) and considered maximum and minimum discount rates (8.0% — 6.2%) that reflect specific risks related to relevant assets in each generating unit, depending on their composition and location.
As a result of the annual tests in 2010 and 2009 no expense for loss on recoverable value of assets and goodwill was recognized. In 2008, a loss for the non-recoverability of goodwill related to the nickel operations in Canada was recognized in the amount of R$2,447.
The determination of the recoverability of assets depends on certain key assumptions as described above which are influenced by market conditions prevailing at the time that such impairment is tested and thus it is not possible to determine if further recoverability losses will occur in the future and, if they were to occur, if these would be materials.
19. Loans and Financing
Short-term debt

			Consolidated
	December 31, 2010	December 31, 2009	January 1, 2009
Export-import financing	804	546	958
Working capital	340	100	130

	1.144	646	1.088

Refer to short-term financing for exports denominated in US dollars, with an average interest rate on December 31, 2010, December 31, 2009 and January 1, 2009 of 2% , 2.02% and 5.5% per annum, respectively.

Long-term debt

						Consolidated
		Current liabilities			Non-Current liabilities
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Foreign operations
Loans and financing denominated in the following currencies:
U.S. dollars	4.062	2.851	575	5.416	10.688	15.299
Other debt securities	29	51	54	362	715	390
Fixed rate notes US dollares	—	—	—	17.065	12.852	15.214
Euro	—	—	—	1.671	—	—
Export securitization (*)	—	261	129	—	—	348
Perpetual notes	—	—	—	130	136	194
Accrued charges	401	346	507	—	—	—

	4.492	3.509	1.265	24.644	24.391	31.445

Domestic operations
Indexed by TJLP, TR, IGP-M and CDI	187	146	103	6.963	6.233	4.879
Basket of currencies	2	2	2	207	5	9
Loans in U.S. dollars	2	—	—	4.736	990	386
Non-convertible debentures	—	1.500	—	1.229	4.513	5.987
Accrued charges	183	153	220	—	—	—

	374	1.801	325	13.135	11.741	11.261

	4.866	5.310	1.590	37.779	36.132	42.706

						Parent company
		Current liabilities			Non-Current liabilities
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Foreign operations
Loans and financing in:
U.S. dollars	236	276	380	2.531	1.095	1.046
Other currencies	5	6	8	—	—	—
Notes in U.S. dollars	—	—	—	—	6	15
Euro	—	—	—	1.671	—	—
Accrued charges	73	7	24	—	—	—

	314	289	412	4.202	1.101	1.061

Domestics operations
Indexed by TJLP, TR, IGP-M and CDI	121	108	76	6.275	5.976	4.645
Basket of currencies	2	2	3	207	5	10
Loans in U.S. dollars	—	—	—	1.224	990	386
Non-convertible debentures	—	1.500	—	4.000	4.000	5.500
Accrued charges	179	154	220	—	—	—

	302	1.764	299	11.706	10.971	10.541

	616	2.053	711	15.908	12.072	11.602

(*) Debt securitized by future receivables from certain sales of exports

The long-term portion at December 31, 2010 have maturity in the following years:

	Consolidated		Parent Company
2012	2.037	5%	508	3%
2013	6.040	16%	4.557	29%
2014	2.057	5%	1.659	10%
2015	1.550	4%	659	4%
2016 onwards	25.353	68%	8.525	54%
No due date (Perpetual notes and non-convertible debentures)	742	2%	—	0%

	37.779	100%	15.908	100%

As at December 31, 2010, annual interest rates on long-term debt were as follows:

	Consolidated	Parent Company
Up to 3%	9.689	4.006
3,1% to 5%	3.928	1.952
5,1% to 7% (*)	13.696	1.239
7,1% to 9% (**)	7.528	2.169
9,1% to 11% (**)	4.553	4.048
Over 11% (**)	3.118	3.110
Variable (Perpetual notes)	133	—

	42.645	16.524

(*) Includes the operation of Eurobonds which we have entered financial instrument at a cost of 4.71% per year in US dollars.

(**) Includes non-convertible debentures and other Brazilian real denominated debt that interest at Brazilian Certificate of Deposit (CDI) and Brazilian Government long-term interest Rates (TJLP) plus a spread. These operations derivative financial instruments were contracted to protect the Company’s exposure to variations in the floating debt in reais. The total contracted amount for these transactions is R$9,722, of which R$9,099 has an original interest rates above 7.1% per year. The average cost after taking into account the derivative transaction is 3.13% per year in US dollars.
The total average cost of all derivative transactions is of 3.35% per year in US dollars.
In September 2010, Vale signed an agreement with The Export-Import Bank of China and Bank of China Limited to finance the construction of 12 vessels with a capacity of 400,000 dwt, totaling up to US$1,229 million (equivalent to R$2,048). The financing has a total term for payment of 13 years and Vale will receive the funds over the next three years according to the schedule of construction of ships. Until December 31, 2010, US$291 million (equivalent to R$485) was disbursed in the line.
In September 2010, Vale issued US$1 billion (equivalent to R$1,694) in notes maturing in 2020 and US$750 (equivalent to R$1,271) in notes maturing 2039. Notes for 2020 will have a coupon of 4.625% per year, payable semi-annually half yearly at a price of 99.030% of face value of the title. The notes of 2039 issued at a price of 110.872% of face value of the title, will be consolidated with the bonus of US$1 billion issued by Vale Overseas in November 2009 with a coupon of 6.875% and maturing in 2039, forming a single series.
In June 2010, Vale established with the Banco Nacional de Desenvolvimento Econômico Social — BNDES some credit lines totaling R$774, in order to finance the acquisition of certain equipments. Until December 31, 2010, R$205 was disbursed in this agreement.
In June 2010, a prepayment Export in the amount of US$500 million (equivalent to R$901) a captured maturing in 10 years.
In March 2010, Vale raised €750 million (equivalent to R$1,806) at 8-year Eurobonds at a price of 99.564% of face value of the title. The notes due in March 2018 will have a coupon of 4.375% per year, payable annually.
In January 2010, Vale made the early redemption of all notes receivables securitization of exports issued in September 2000 (due 2010 and interest rate of 8.926% per year), and July 2003 (due in 2013 and interest rate of 4.43% per year). The total principal amount was R$48 for the September 2000 notes and R$213 for the July 2003 notes, totaling the early redemption of debt of R$261.
Guarantees
On December 31, 2010, R$3 (December 31, 2009 — R$1,311) of the outstanding debt due was secured by receivables. The balance due of R$42,642 (December 31, 2009 — R$40,120) has no guarantees.
Some of the long-term financial instruments contain obligations relating to financial indicators. The main indicators are debt on Stockholders’ equity, debt on Earnings Before Interest Tax, Depreciation and Amortization (EBITDA) and interest coverage. Vale is in compliance with the required levels for the indicators.
Credit lines
Vale has available lines of revolving credit that can be disbursed and paid optionally. On December 31, 2010, the amount available involving credit lines was US$1,600 (equivalent to R$2,666), being US$850 million (equivalent to R$1,416) available to Vale International and the remaining for Vale Canada Limited (formerly Vale Inco). Until December 31, 2010, no amounts were withdrawn by Vale International or Vale Canada Limited, but letters of credit were issued totaling US$114 (equivalent to R$190) relating to the line of credit of Canada Vale Limited.
In January 2011, Vale entered into an agreement with some commercial banks with the guarantee of Italian credit bureau, Servizi Assicurativi Del Commercio Estero S.p.A. (SACE) to provide the amount of US$300 million (equivalent to R$503) with a final maturity of 10 years.
In October 2010, Vale signed an agreement with Export Development Canada (EDC) to finance its investment program. Under the agreement, EDC will provide a credit line of up to US$1 billion (equivalent to R$1.666 on December 31, 2010), US$500 million (equivalent to R$833 on December 31, 2010) for investment in Canada and the remaining US$500 (equivalent to R$833 on December 31, 2010) are available to financing of purchases of goods and services of Vale in Canada. On December 31, 2010, Vale disbursed US$250 million (equivalent to R$417) in this line.
In May 2008, the Company has signed agreements with the Japan Bank for International Cooperation, in the amount of US$3 billion (equivalent to R$4,999 on December 31, 2010), and with Nippon Export and Investment Insurance, in the amount of US$2 billion (equivalent to R$3,332 at December 31, 2010), to finance mining projects, logistics and energy generation. In November 2009, Vale signed a credit line in the amount of US$300 (equivalent to R$525 at December 31, 2010), through its subsidiary PT International Nickel Indonesia Tbk (PTI), with Japanese financial institutions, using insurance of Nippon Export and Investment Insurance (NEXI) to finance the construction of the hydroelectric plant of Karebbe, Indonesia. Until December 31, 2010, PT International withdrew US$150 (equivalent to R$250) this facility.
In 2008, Vale has signed a credit line in the amount of US$7,300 with Banco Nacional de Desenvolvimento Economico e Social — BNDES to finance its investment program. Until December 31, 2010, Vale withdrew R$1,922 in this line.
20. Provision for Contingent Liabilities
Vale and its subsidiaries are involved parties in labor, civil, tax and other ongoing lawsuits and are discussing these issues in court proceedings, which, when applicable, are supported by judicial deposits. Provisions for losses resulting from these processes are estimated and updated by the Company management, supported by the legal opinion of the legal board of the Company and by its external legal consultants.
a) Provision for contingences
Provisions that are considered by management of the Company and its legal counsel as necessary to cover possible losses in legal proceedings of any kind are detailed as follows:

	Consolidated			Parent Company
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Tax contingencies	1.478	1.933	2.299	325	1.173	1.203
Civil contingencies	893	935	687	680	539	475
Labor contingencies	1.277	1.273	1.098	1.072	993	905
Environmental contingencies	64	61	31	31	26	9

Total accrued liabilities	3.712	4.202	4.115	2.108	2.731	2.592

	Consolidated			Parent Company
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Balance at the beginning of the period	4.202	4.115	4.315	2.731	2.592	2.984
Provisions, net of reversals	(132)	474	921	(61)	192	530
Payments	(606)	(377)	(1.507)	(602)	(237)	(1.292)
Monetary update	248	(10)	386	40	184	370

Balance at the end of period	3.712	4.202	4.115	2.108	2.731	2.592

For these contingencies exist in consolidated judicial deposits amounting to $3,062 in 2010, R$3,109 at December 31, 2009 and $2,920 on January 12, 2009. In parent company judicial deposits are amounting to R$1,789 as at 31 December 2010, R$2,050 at December 31, 2009 and $2,161 on January 12, 2009.
     I) Provision of tax contingencies
The main nature of tax causes refer to discussions on the basis of calculation of the Financial Compensation for Exploiting Mineral Resources — CFEM and about denials of compensation claims of credits in the settlement of federal taxes. The other causes refer to the charges of Additional Port Workers Compensation — AITP and questions about the location of incidence for the purpose of Service Tax — ISS.
In 2009, we proceeded to the write off of values accrued related to the discussion over the fiscal loss compensation of social contribution above 30% due to the withdrawal of the action and consequently termination of the process with the release of funds deposited in escrow in favor of the Union.
     II) Provisions of civil contingencies
The civil lawsuits related to claims for companies contracted by losses that alleged to have occurred as a result of various economic plans and other claims related to accidents, compensation claims and still others related to monetary compensation in action prosecutor.
     III) Provisions of labor contingencies
Labor related actions principally comprise of: (a) payment of time spent travelling from their residences to the work place, (b) addition of dangerousness and insalubrities, (c) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.
The social security contingencies are also included in this context because arising from parcels of labor, in the case of legal and administrative disputes between the INSS and the Vale, whose core is the incidence of compulsory social security or not.
In addition to those provisions, there are judicial deposits as at December 31, 2010, December 31, 2009 and January 1, 2009 totaling R$3,062, R$3,109 and R$2,920, in the consolidated company and R$2,312, R$2,433 and R$2,161 in the parent company, respectively. Judicial deposits are made by us following the court requirements, in order to be entitled to either initiate or continue a legal action. These amounts are released to us, upon receipt of a final favorable outcome from the legal action; in the case of an unfavorable outcome, the deposits are transferred to the prevailing party.
There are also obligations arising from past events whose existence will be confirmed by the occurrence or not of one or more uncertain future events, outside control of the Company. Contingent liabilities are classified as possible losses and are not recognized in the balance sheet of the Company, only disclosed in the notes.
The Company is challenging in court actions for which there is the expectation of possible losses. The company believes that these shares would not fall under the provision, since there is a strong legal foundation for such. These contingent liabilities are distributed among tax, civil and labor claims, and represent on December 31, 2010, December 31, 2009 and January 1, 2009, the amount of R$9,606, R$9,242 and R$6,793 in the consolidated company and R$4,485, R$4,009 and R$3,416 on the parent company, respectively.
b) Asset Retirement Obligations
The Company uses various judgments and assumptions when measuring the obligations related to discontinuation of use of assets. Changing circumstances, law or technology may affect the estimates and periodically the amount allocated is reviewed and adjusted when necessary. The provision does not reflect duties unclaimed because there is no information about it. The accrued amount is not deducted from the potential costs covered by insurance or indemnities, because their recovery is considered uncertain.
Long term interest rates used to discount to present value and update the provision to December 31, 2010, December 31, 2009 and January 1, 2009 were 7,96%, 7,96% and 6,875% respectively. The recorded liability is periodically updated based on these discount rates plus the inflation index (IGPM) for the period in reference.
The variation in the provision for asset retirement is demonstrated as follows:

	Consolidated			Parent Company
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Accrual in the begining of	2.086	2.006	1.763	846	892	790
Expenses additions	205	136	294	132	90	163
Financing Settlement in the period	(78)	(86)	(16)	(77)	(75)	(11)
Estimative revisions on cash flow	384	143	(257)	(96)	(61)	(50)
Cumulative translation adjustment	(6)	(112)	222	—	—	—

Accrual in the end of	2.591	2.087	2.006	805	846	892

Current	128	157	113	44	122	44
Non-Current	2.463	1.930	1.893	761	724	848

Total of liabilities accrued	2.591	2.087	2.006	805	846	892

c) Provision for Participative Debentures
At the time of our privatization in 1997, we issued stockholder revenue interest instruments known in Brazil as “ participative debentures” (debentures) to our then-existing stockholders, including the Brazilian Government. The terms of the debentures, were set to ensure that our pre-privatization stockholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we might be able to derive from exploiting our mineral resources.
Vale has 388,559,056 issued participative debentures with a unit face value at the date of issuance of R$0.01 (one cent of real), whose valuation is done according to the variation of the General Market Price Index — IGP-M as set forth in the indenture. On December 31, 2010, the balance of R $2,140 (2009 — R$1,306) was recorded at fair value in non-current liabilities in Participative Debentures, see note 24.
The debenture holders have the right to receive premium, paid semi-annually, equal to a percentage of net revenues from certain mineral resources as an index.
During the fiscal year 2010, Vale paid remuneration of participative debentures in the total amount of R$15, being R$8 in September and R$7 in April.

21. Income Tax and Social Contribution Deferred
The profit of the Company is subject to the common system of taxation applicable to companies in general. The net deferred balances are presented as follows:

	Consolidated			Parent Company
	December 31, 2010	December 31, 2009	January 01, 2009	December 31, 2010	December 31, 2009	January 01, 2009
Income tax offset	1.273	1.374	725	—	799	—
Temporary differences:
. Pension Plan	1.223	871	292	231	271	338
. Provision for contingencies	964	781	687	787	667	654
. Impairment of assets	1.113	1.093	1.151	629	488	1.047
. Fair value of financial instruments	631	62	—	619	84	—
. Fair value of assets acquired	(11.583)	(9.168)	(8.518)	—	—	—
. Others	(554)	(240)	(291)	(477)	(259)	(76)

Total	(6.933)	(5.227)	(5.954)	1.789	2.050	1.963

Social contribution	(3.574)	(1.320)	—	(3.574)	(1.320)	—

Total	(10.507)	(6.547)	(5.954)	(1.785)	730	1.963

Assets	2.440	2.760	978	1.789	2.050	1.963
Liabilities	(12.947)	(9.307)	(6.932)	(3.574)	(1.320)	—

	(10.507)	(6.547)	(5.954)	(1.785)	730	1.963

	Asset	Liability	Consolidated	Parent company
Deffered tax balance on 1/1/2009	978	(6.932)	(5.954)	1.963

Net income effects	131	(94)	37	(753)
Addition / setlement of temporary differences	805	(729)	(444)	(86)
Subsidiary acquisition		(1.523)	(1.523)	—
Cumulative translation adjustment		1.834	1.834	—
Tax losses consumption	(37)		(37)	(37)
Tax losses recognition	799		799	799
IFRS adoption Stockholders equity adjustment	84	(450)	154	84
Defferred social contribution		(1.320)	(1.320)	(1.320)
Other comprehensive income		(93)	(93)	(92)

Deffered tax balance on 31/12/2009	2.760	(9.307)	(6.547)	730

Net income effects	(507)	2.758	2.251	624
Addition / setlement of temporary differences	254	(560)	(306)	(4)
Subsidiary acquisition		(3.810)	(3.810)	—
Cumulative translation adjustment		261	261	—
Tax losses consumption	(846)		(846)	(846)
Tax losses recognition	779		779	—
Defferred social contribution		(2.254)	(2.254)	(2.254)
Other comprehensive income		(35)	(35)	(35)

Deffered tax balance on 31/12/2010	2.440	(12.947)	(10.507)	(1.785)

The income tax in Brazil comprises the taxation on income and social contribution on profit. The composite statutory rate applicable in the period presented is 34%. In other countries where we have operations are subjects to varies rates depending on jurisdiction.
The total amount presented as income tax and social contribution results in the financial statements is reconciled with the rates established by law, as follows:

	Consolidated			Parent Company
	December 31, 2010	December 31, 2009	January, 01	December 31, 2010	December 31, 2009	January, 01
to be recovered after than 12 months	(10.941)	(8.039)	(7.263)	(2.033)	(489)	743
to be recovered within 12 months	434	1.492	1.309	248	1.219	1.220

	(10.507)	(6.547)	(5.954)	(1.785)	730	1.963

(I) Period adjusted by new accounting pronouncements for the purpose of comparison, as note 5

The deferred assets and liabilities of income tax and social contribution arising from tax losses, negative social contribution and temporary differences are recognized in the accounts, taking into consideration the analysis of future performance, based on economic and financial projections, prepared based on assumptions internal and macroeconomic, trade and tax scenarios that may suffer changes in the future.
These temporary differences that will be performed upon the occurrence of the corresponding relevant facts generators have the following expectations.

	Consolidated		Parent Company
	December 31, 2010	December 31, 2009	December 31, 2010	December 31,2009
Income before tax and social contribution	37.679	15.459	37.024	15.903
Results of equity investments	48	(99)	(8.661)	3.710
Exchange variation — not taxable	479	10.577	—	—

	38.206	25.937	28.363	19.613
Income tax and social contribution at statutory rates — 34%	(12.990)	(8.819)	(9.644)	(6.668)
adjustments that affects the basis of taxes:
Income tax benefit from interest on stockholders’ equity	1.732	872	1.732	872
Tax incentives	1.390	368	1.093	184
Results of overseas companies taxed by different rates wich differs form the parent company rate	2.988	2.126	—	—
Others	(155)	499	87	46

Income tax and social contribution on the profit for the period	(7.035)	(4.954)	(6.732)	(5.566)

Vale in Brazil has a tax incentive of partial reduction of income tax due to the amount equivalent to the portion allocated by tax law to transactions in the north and northeast with iron, railroad, manganese, copper, bauxite, alumina, aluminum, kaolin and potash. The incentive is calculated based on the tax profit of the activity (called operating income), takes into consideration the allocation of operating profit by incentive production levels during the periods specified for each product as grantees, and generally expire until 2018. Part of the iron and railroad operations in the North was recognized as incentives by 10 years from 2009. An amount equal to that obtained with the tax saving must be appropriated in a retained earnings reserve account in Stockholders’ equity, and may not be distributed as dividends to Stockholders.
Vale benefits from the allocation of part of income tax due to be reinvested in the purchase of equipment in incentive operation, subject to subsequent approval by the regulatory agency in the incentive area of Superintendence for the Development of Amazonia — SUDAM and the Northeast Development Superintendence — SUDENE. When the reinvestment approved, the tax benefit is also appropriate in retained earnings reserve, which impaired is the distribution as dividends to Stockholders.
Vale also has tax incentives related to the Goro project in New Caledonia (Goro). These tax incentives include total temporary exemptions of the total income tax during the construction phase of the project, and also for a period of 15 years beginning in the first year of commercial production as defined by applicable law, followed by 5 years with 50% of temporary tax incentives. Moreover, Goro is eligible for certain exemptions from indirect taxes such as import tax during the construction phase and throughout the commercial life of the project. Some of these tax benefits, including temporary tax incentives, are subject to an early break; in case the project reaches a specific cumulative rate of return. Goro is taxable for a portion of profits starting in the first year that commercial production is reached, as defined by applicable law. So far, there has been no taxable income realized in New Caledonia. The benefits of this legislation are expected to apply any taxes then applicable when the Goro project is in operation. Vale has obtained tax incentives for projects in Mozambique, Oman and Malaysia, which will take effect when the projects begin commercial operations.
Vale is subject to the revision of income tax by local tax authorities for up to five years in companies operating in Brazil, ten years for operations in Indonesia and up to seven years for companies with operations in Canada.
In Brazil, the use of compensatory of tax losses accurate not prescribing, and its use is restricted to 30% of taxable income in calculating the annual and quarterly income tax.

22. Employee Benefits Obligations
a) Retirement benefit obligations
Vale is sponsoring a pension plan with defined benefit characteristics, covering substantially all employees, and the calculation of benefits based on length of service, age, salary base and supplement to Social Security benefits. This plan is administered by Fundação Vale do Rio Doce of Social Security — VALIA and was funded by monthly contributions made by the sponsor and employees, calculated based on periodic actuarial estimates.
In May 2000, Vale implemented a new pension plan with characteristics of variable contribution, considering the scheduled retirement income and the risk benefits (death pension, retirement for disability and sickness benefit). At the launch of the Plan (Plan of Benefits — “Vale Mais”) was offered to active employees the opportunity to transfer to it. Over 98% of active employees opted to transfer. The defined benefit is still there, covering almost exclusively retired participants and their beneficiaries.
Additionally, a specific group of former employees are entitled to additional payments to the normal benefits of VALIA through Complementation Bonus plus a post-retirement benefit that covers medical, dental and pharmaceutical assistance to that specific group.
In 2010 with the purchase of fertilizer business, Vale consolidated commitments assumed with pension fund of defined benefit and other post-retirement benefits plans, as follows:
Defined benefit plan maintained through the Fundação PETROBRAS de Seguridade Social — PETROS, for employees hired until September 1993 of Ultrafertil S.A., wholly owned subsidiary of Vale Fertilizantes. This pension plan has 1,684 employees, of which 1,466 are already receiving supplemental retirement/pension.
Private Pension Plan, in the modality of Benefits Guarantee Fund, managed by Bradesco Previdência e Seguros S.A., aims to meet the eligible employees of Vale Fertilizantes and employees not served by PETROS of subsidiary Ultrafertil S.A.
The Vale Fertilizantes and its wholly owned subsidiaries pay to employees who are eligible the fine FGTS according to union agreement and provide certain health benefits for retired employees who are eligible.
Vale Fosfatados has a plan in a modality of defined contribution plan administered by Bungeprev, which guarantees a minimum benefit at retirement for eligible employees, moreover, the company provides certain health benefits for retired employees.
With the acquisition of Vale Canada Limited (formerly Vale Inco), the Company has assumed commitments through pension funds with defined benefits covering substantially all of its employees and other plans for post-retirement benefits that provide certain health benefits and life insurance for retired employees.
Vale does not record on its balance sheet the assets resulting from actuarial valuation over pension plan surplus, because there is no clear evidence of its performance, as stated in the pronouncement in force. However, to enable a greater understanding, the collateral assets of these plans were disclosed in notes.
The following information details the status of defined benefit elements of all the plans in accordance with the standards, as well as costs related to them.

The results of the actuarial valuation are as follows:
     I. Change in benefit obligation

	Consolidated
	December 31, 2010			December 31, 2009			January 1, 2009
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Present value of obligations at beginning of year	4.745	8.209	2.270	4.269	8.497	2.495	4.546	8.941	2.960
Initial liability recognized with new consolidation	642	20	97	—	—	—	—	—	—
Service cost	3	122	46	—	108	34	—	130	45
Interest cost	574	635	179	461	648	176	448	558	156
Benefits paid	(461)	(658)	(140)	(388)	(610)	(129)	(465)	(581)	(128)
Plan amendedment	—	35	(4)	—	—	—	—	29	—
Assumption changes	—	—	—	—	—	—	(260)	(964)	(681)
Actuarial loss/ (gain)	533	439	16	403	488	48	—	—	—
Effects of exchange rate changes	—	18	36	—	(922)	(354)	—	384	143

Present value of liabilities at year end	6.036	8.820	2.500	4.745	8.209	2.270	4.269	8.497	2.495

	Parent Company
	December 31, 2010			December 31, 2009			January 1, 2009
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Present value of obligations at beginning of year	4.745	2.387	324	4.269	2.127	300	4.546	1.815	292
Service cost	—	24	3	—	22	4	—	20	3
Interest cost	504	257	35	461	231	32	448	179	29
Benefits paid	(415)	(148)	(31)	(388)	(128)	(27)	(465)	(114)	(31)
Plan amendment	—	—	—	—	—	—	—	—	—
Assumption changes	—	—	—	—	—	—	(260)	227	7
Actuarial loss/ (gain)	442	247	56	403	135	15	—	—	—
Effects of exchange rate changes	—	—	—	—	—	—	—	—	—

Present value of liabilities at year end	5.276	2.767	387	4.745	2.387	324	4.269	2.127	300

     II. Evolution of the fair value of assets

	Consolidated
	December 31, 2010			December 31, 2009			January 01, 2009
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Fair value of assets at beginning of year	7.190	7.131	19	5.937	7.033	21	6.308	7.773	18
Initial active recognised with further consolidation	751	16	—	—	—	—	—	—	—
Actual return on assets	944	714	2	703	885	2	94	(1.060)	2
Sponsor contributions	4	316	140	—	386	129	—	573	97
Benefits paid	(461)	(658)	(140)	(388)	(610)	(129)	(465)	(581)	(97)
Actuarial gains / losses	879	214	—	938	214	—	—	—	—
Effects of exchange rate changes	—	8	1	—	(777)	(4)	—	328	1

Fair value of assets at end of year	9.307	7.741	22	7.190	7.131	19	5.937	7.033	21

	Parent Company
	December 31, 2010			December 31, 2009			January 01, 2009 (I)
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Fair value of assets at beginning of year
Actual return on assets	7.190	1.977	—	5.937	1.515	—	6.308	1.368	—
Sponsor contributions	839	233	—	703	187	—	94	87	—
Benefits paid	—	206	31	—	189	27	—	174	—
Actuarial gains / losses	(415)	(148)	(31)	(388)	(128)	(27)	(465)	(114)	—
Effects of exchange rate changes	879	214	—	938	214	—	—	—	—

Fair value of assets at end of year	8.493	2.482	—	7.190	1.977	—	5.937	1.515	—

Administrative plan assets by Valia at December 31, 2010, December 31, 2009 and January 1, 2009 include investments in portfolio of our own shares valued in the amount of R$864, R$1,018 and R$575, investments in debentures in the amount of R$106, R$115 and R$117 and investments equity of related parties in the amount of R$135, R$113 and R$103, respectively. They also include on December 31, 2010, December 31, 2009 and January 1, 2009, R$6,914, R$5,810 and R$5,022 of securities of the Federal Government. The assets of pension plans of Vale Canada Limited are in securities of the Government of Canada and in December31, 2010, and 2009, and January 1, 2009, in the amount of R$726, R$728 and R$869, respectively. The assets plans of Vale Fertilizantes, Ultrafértil and Vale Fosfatados in December 31, 2010 are in securities of the Federal Government is in the amount of R$263.

     III. Reconciliation of assets and liabilities recognized in the balance

	Consolidated
	December 31, 2010			December 31, 2009			January 1, 2009
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Present value of liabilities at year end	(6.036)	(8.820)	(2.500)	(4.745)	(8.209)	(2.270)	(4.269)	(8.497)	(2.495)
Fair value of assets at end of year	9.307	7.741	22	7.190	7.131	19	5.937	7.033	21
Net value of (gains) / losses not recognised in the balance	—	(45)	67	—	(79)	15	—	—	—
Effect of limit described in paragraph 58 (b)	(3.271)	—	—	(2.445)	—	—	(1.668)	—	—

Total	3.271	(1.124)	(2.411)	2.445	(1.157)	(2.236)	1.668	(1.464)	(2.474)

Net assets / liabilities actuarial accrued
Current	—	(160)	(151)	—	(156)	(136)	—	(137)	(151)
Non-current	—	(964)	(2.260)	—	(1.001)	(2.100)	—	(1.327)	(2.323)

Total	—	(1.124)	(2.411)	—	(1.157)	(2.236)	—	(1.464)	(2.474)

	Consolidated
	December 31, 2010			December 31, 2009			January 1, 2009
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Present value of liabilities at year end	(5.276)	(2.767)	(387)	(4.745)	(2.387)	(324)	(4.269)	(2.127)	(300)
Fair value of assets at end of year	8.493	2.472	—	7.190	1.977	—	5.937	1.515	—
Net value of (gains) / losses not recognised in the balance	—	(46)	49	—	(79)	15	—	—	—
	(3.217)	—	—	(2.445)	—	—	(1.668)	—	—

Total	3.217	(341)	(338)	2.445	(489)	(309)	1.668	(612)	(300)

Net assets / liabilities actuarial accrued
Current	—	(139)	(37)	—	(132)	(28)	—	(111)	(24)
Non-current	—	(202)	(301)	—	(357)	(281)	—	(501)	(276)

Total	—	(341)	(338)	—	(489)	(309)	—	(612)	(300)

(*)	The Company has not recorded on its balance sheet the assets and their counterparts from the evaluation of plans actuarial surplus, as there is no clear evidence in the realization, according establishes the paragraph 58B of the CPC 33.

     IV. Costs recognized in the income statement for the year

	Consolidated
	December 31, 2010			December 31, 2009
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Current service cost	3	101	46	—	108	34
Interest on actuarial liabilities	574	635	179	461	648	176
Expected return on assets	(944)	(579)	(1)	(703)	(496)	(2)
Amortization and (gains) / losses, net (paragraph 58a)	(404)	38	23	(535)	—	—
Effect of limit described in paragraph 58 (b)	771	—	—	777	—	—

Total costs, net	—	195	247	—	260	208

	Parent Company
	December 31, 2010			December 31, 2009
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Current service cost	—	24	3	—	22	4
Interest on actuarial liabilities	504	257	35	461	231	32
Expected return on assets	(839)	(223)	—	(703)	(187)	—
Depreciation and (gains) / losses, net (paragraph 58a)	(436)	—	23	(535)	—	—
Effect of limit described in paragraph 58 (b)	771

Total costs, net	—	58	61	(777)	66	36

(*)	The Company has not recorded on its balance sheet the assets and their counterparts from the evaluation of plans actuarial surplus, as there is no clear evidence in the realization, according establishes the item 58 A of the CPC 33.
(I)	period adjusted by new accounting pronouncements for comparative purposes, according to note 5.

     V. Actuarial and economic assumptions
All calculations involve future actuarial projections about some parameters, such as salaries, interest, inflation, the behavior of INSS benefits, mortality, disability, etc. No actuarial results can be analyzed without prior knowledge of the scenario of assumptions used in the assessment.
The economic actuarial assumptions adopted were formulated considering the long period for maturity and should therefore be examined in that light. So, in the short term, they may not necessarily be realized.
In the evaluations were adopted the following economic assumptions:

Brazil
	December 31, 2010			December 31, 2009			January 01, 2009
						Other benefits			Other benefits
	Plans Surplus	Plans in deficit	Other benefits deficit	Plans Surplus	Plans in deficit	deficit	Plans Surplus	Plans in deficit	deficit
Discount rate	11.30% a.a.	11.30% a.a.	11.30% a.a.	11.08% a.a.	11.08% a.a.	11.08% a.a.	11.28% a.a.	11.28% a.a.	11.28% a.a.
Expected return on assets	12.00% a.a.	11.50% a.a.	—	12.00% a.a.	11.50% a.a.	—	12.22% a.a.	13.00% a.a.	—
Growth rate of payroll and related charges — up to 47 years	8.15% a.a.	8.15% a.a.	—	7.64% a.a.	7.64% a.a.	—	7.12% a.a.	7.12% a.a.	—
Growth rate of payroll and related charges — after 47 years	5.00% a.a.	5.00% a.a.	—	4.50% a.a.	4.50% a.a.	—	4.00% a.a.	4.00% a.a.	—
Inflation	5.00% a.a.	5.00% a.a.	5.00% a.a.	4.50% a.a.	4.50% a.a.	4.50% a.a.	4.00% a.a.	4.00% a.a.	4.00% a.a.
Nominal growth rate of medical costs	—	—	8.15% a.a.	—	—	7.63% a.a.	—	—	7.12% a.a.

Exterior
	December 31, 2010		December 31, 2009		January 01, 2009
	Plans in deficit	Other benefits deficit	Plans in deficit	Other benefits deficit	Plans in deficit	Other benefits deficit
Discount rate	6.21% a.a.	5.44% a.a.	6.21% a.a.	6.20% a.a.	5.58% a.a.	7.32% a.a.
Expected return on assets	7.02% a.a.	6.50% a.a.	7.00% a.a.	6.23% a.a.	6.99% a.a.	7.35% a.a.
Growth rate of payroll and related charges — up to 47 years	4.11% a.a.	3.58% a.a.	4.11% a.a.	3.58% a.a.	4.12% a.a.	3.58% a.a.
Growth rate of payroll and related charges — after 47 years	4.11% a.a.	3.58% a.a.	4.11% a.a.	3.58% a.a.	4.12% a.a.	3.58% a.a.
Inflation	2.00% a.a.	2.00% a.a.	2.00% a.a.	2.00% a.a.	2.00% a.a.	2.00% a.a.
Nominal growth rate of medical costs	—	5.92% a.a.	—	6.04% a.a.	—	6.19% a.a.

     VI. Plan assets
     Brazilian Plans
The investment policy of benefit plans sponsored by the Company for Brazilian workers is based on a long-term macroeconomic scenario, expected returns and management of assets and liabilities presented in the Actuarial Valuation Report prepared external actuarial consultants. It was developed an investment policy for each plan as a result of this strategic allocation study.
The allocation of plan assets of local pension funds meet regulations issued by the National Monetary Council — CMN (Resolution CMN 3792/09). The investments can be done in six different asset classes, as defined by law segments, as follows: fixed income, variable income, structured investments (alternative investments and infrastructure projects), investments abroad, real estate and operations with participants (loans).
The investment policy of the plans is approved by the Fiscal Counsel, Advisory Board and two Investment Committees. The internal portfolio managers and outsourced portfolio are authorized to exercise the power of investment within the limits imposed by the Advisory Board and Investment Committees.
The pension fund has a risk management process with established policies, which aims to identify, and measure and control all kinds of risk they are exposed to the benefits plans, such as market risk, liquidity risk, credit risk, operational, systemic and legal.
     Plans abroad
The strategy for each of the pension plans sponsored by Vale Canada Limited is based on a combination of local practices and the specific characteristics of pension plans in each country, including the structure of liabilities; the risk versus trade is reward between different asset classes and liquidity necessary to meet benefit payments.
Assets of pension plans surplus
     Brazilian Plans
The Defined Benefit Plan, managed by Valia, has most of its assets allocated to fixed income, especially in long-term federal securities and corporate bonds, both indexed to inflation in order to reduce the volatility of assets and liabilities. The target allocation for these investments is 55% of total assets. This investment strategy, when considered in conjunction with the segment of operations with participants (loans), is meant as a liabilities protection of the plan against the risks of inflation and the volatility of assets and liabilities relation. The segments or asset classes have their allocation targets, as follows: investment in fixed income — 52%; investment in variable income — 28%; structured investments — 6%; investments abroad — 2%; real state — 7%; and operations with participants (loans) — 5%.
The investment policy aims to achieve adequate diversification, revenue and long-term valuation, capital through the combination of all asset classes described above to meet their obligations to the appropriate level of risk. This plan had an average nominal rating of 20,87% per year, in the past 11 years.
The Defined Benefit Plan administered by Petros, also possesses the major part of its assets allocated to fixed income, especially in long-term federal securities and corporate bonds, both indexed to inflation in order to reduce the volatility of assets and liabilities. The target allocation to these investments is 63% of total assets.
The investment policy aims to achieve revenue adequacy and long-term valuation in order to provide a passive protection against the risks of inflation and volatility between assets and liabilities of the plan. The average nominal earnings expected on plan assets is 12.96% per year. The targets of asset class are as follows: fixed income investments — minimum 30% and maximum of 70%; investment in equities — minimum 15% and maximum of 50%; structured investments — minimum 2.5% and maximum of 15%; investment abroad — minimum 0% and maximum of 3%; real estate investments — minimum 1.5% and maximum of 8%; and loans to participants — minimum 0% and maximum of 15%.

Surplus plans by asset category

	Consolidated
	December 31, 2010				December 31, 2009 (I)				January 01, 2009 (I)
	Total	Nivel 1	Nivel 2	Nivel 3	Total	Nivel 1	Nivel 2	Nivel 3	Total	Nivel 1	Nivel 2	Nivel 3
Assets by category	9	9	—	—	—	—	—	—	1	1	—	—
Cash and cash equivalents	135	135	—	—	26	26	—	—	—	—	—	—
Accounts receivable	2.201	2.201	—	—	2.024	2.024	—	—	965	965	—	—
Equity securities — liquid	126	—	126	—	105	—	105	—	263	—	263	—
Equity securities — non-liquid	381	—	381	—	206	—	206	—	218	—	218	—
Debt securities — Corporate bonds	318	—	318	—	329	—	329	—	287	—	287	—
Debt securities — Financial Institutions	3.523	3.523	—	—	2.653	2.653	—	—	2.196	2.196	—	—
Debt securities — Government bonds	2.683	2.683	—	—	2.421	2.421	—	—	2.313	2.313	—	—
Investment funds — Fixed Income	855	855	—	—	690	690	—	—	365	365	—	—
Investment funds — Equity	39	39	—	—	—	—	—	—	—	—	—	—
	213	—	—	213	151	—	—	151	156	—	—	156
	31	—	—	31	—	—	—	—	—	—	—	—
Investment funds — Private Equity	481	—	—	481	391	—	—	391	339	—	—	339
Real estate	302	—	—	302	275	—	—	275	415	—	—	415

Total	11.297	9.445	825	1.027	9.271	7.814	640	817	7.518	5.840	768	910

Funds not related to risk plans	(1.990)				(2.081)				(1.581)

Fair value of plan assets at end of year	9.307				7.190				5.937

	Parent Company
	December 31, 2010				December 31, 2009 (I)				January 31, 2009 (I)
	Total	Nivel 1	Nivel 2	Nivel 3	Total	Nivel 1	Nivel 2	Nivel 3	Total	Nivel 1	Nivel 2	Nivel 3
Assets by category	1	1	—	—	—	—	—	—	1	1	—	—
Cash and cash equivalents	135	135	—	—	26	26	—	—	—	—	—	—
Accounts Receivable	2.201	2.201	—	—	2.024	2.024	—	—	965	965	—	—
Equity securities — liquid	126	—	126	—	105	—	105	—	263	—	263	—
Equity securities — non-liquid	381	—	381	—	206	—	206	—	218	—	218	—
Debt securities — Corporate bonds	318	—	318	—	329	—	329	—	287	—	287	—
Debt securities — Financial Institutions	3.274	3.274	—	—	2.653	2.653	—	—	2.196	2.196	—	—
Debt securities — Government bonds	2.428	2.428	—	—	2.421	2.421	—	—	2.313	2.313	—	—
	606	606	—	—	690	690	—	—	365	365	—	—
	39	39	—	—	—	—	—	—	—	—	—	—
Investment funds — Fixed Income	213	—	—	213	151	—	—	151	156	—	—	156
Investment funds — Equity	31	—	—	31	—	—	—	—	—	—	—	—
Investment funds — Private Equity	438	—	—	438	391	—	—	391	339	—	—	339
Real estate	292	—	—	292	275	—	—	275	415	—	—	415

Total	10.483	8.684	825	974	9.271	7.814	640	817	7.518	5.840	768	910

Funds not related to risk plans	(1.990)				(2.081)				(1.581)

Fair value of plan assets at end of year	8.493				7.190				5.937

Measurement of surplus plan assets at fair value with no observable market variables — level 3

	Consolidated
	December 31, 2010					December 31, 2009 (I)					January 01, 2009 (I)
	Investment funds -	Funds - Loans real		Loans to		Investment funds -	Funds - Loans real		Loans to		Investment funds -	Funds - Loans real		Loans to
	Private Equity	estate	Real estate	Participants	Total	Private Equity	estate	Real estate	Participants	Total	Private Equity	estate	Real estate	Participants	Total
Beginning of the year	151	—	391	275	817	156	339	415	910	132	301	266	699	—	—

Actual return on plan assets	(5)	2	76	38	111	51	33	55	139	10	52	60	122	—	—
Initial consolidation of new acquisitions	—	—	—	—	—	—	(15)	—	(303)	(39)	(14)	—	(53)	—	—
Assets sold during the year	(4)	(2)	(40)	(125)	(171)	(93)	34	—	71	53	—	—	—	—	—
Assets purchased, sales and settlements	71	—	42	104	217	37	—	(195)	—	—	—	—	142	—	—
Transfers between levels	—	31	(31)	—	—	—	—	—	—	—	—	—	—	—	—

End of the year	213	31	438	292	974	151	391	275	817	156	339	326	910	—	—

	Parent Company
	December 31, 2010					December 31, 2009 (I)					January 01, 2009 (I)
	Investment funds -	Funds - Loans real		Loans to		Investment funds -	Funds - Loans real		Loans to		Investment funds -	Funds - Loans real		Loans to
	Private Equity	estate	Real estate	Participants	Total	Private Equity	estate	Real estate	Participants	Total	Private Equity	estate	Real estate	Participants	Total
Beginning of the year	151	—	391	275	817	156	339	415	910	132	301	266	699	—	—

Initial consolidation of new acquisitions	(5)	2	76	38	111	51	33	55	139	10	52	60	122	—	—
Assets purchased and settlements	(4)	(2)	(40)	(125)	(171)	(93)	(15)	(195)	(303)	(39)	(14)	—	(53)	—	—
Cumulative translations adjustment	71	—	42	104	217	37	34	—	71	53	—	89	142	—	—
Transfers between levels	—	31	(31)	—	—	—	—	—	—	—	—	—	—	—	—

End of the year	213	31	438	292	974	151	391	275	817	156	339	415	910	—	—

For plans administered by Valia, assets classified as level 3, are as follows:
The target return to investment in 2011 is structured to 11.51% per year. The allocation target for the defined benefit plan (DB) is 6%, varying between 2% and 10%. These investments have a brief time horizon and low liquidity in order to benefit from economic growth in Brazil, especially in the infrastructure sector. Usually the fair value of illiquid securities is established considering the acquisition cost or book value. Some funds may, alternatively, use the following pricing methodologies: analysis of discounted cash flow analysis or based on multiples.
The target return for operations with participants (loans) in 2011 is 16,05% per year. The fair value of these assets includes provisions for unpaid loans, according to the bylaws of the local pension fund.
The target return for real estate assets in 2011 is 12,87% per year. The fair value of these assets is considered book value. We hired specialized companies in property valuation that do not act in the market as brokers. All evaluation techniques follow the rules of the site.
For the plans managed by Petros assets classified at level 3, are as follows:
The goal of return for investments in real estate for 2011 is 10.01% p.a. Target allocation is 4.75%, with a variation between 1.5% and 8%.
The goal of return to operations with participants for 2011 is 10.77% p.a. Target allocation is 7.50%, with a variation between 0% and 15%.

Plan assets of pension deficit
     Brazilian Plans
The “Vale Mais” plan has obligations with features of defined benefit and defined contribution plans. Most investments are in fixed income. To reduce the volatility of the components of assets and liabilities of the portion with characteristics of defined benefits of this plan, an investment strategy was also implemented using long-term federal securities and corporate bonds indexed to inflation. The target allocation for this strategy is 55% of the assets of this sub-plan. The allocation targets of “Vale Mais” plan for the segments or asset classes are as follows: fixed income — 59%; variable income — 24%; structured investments — 2%; investments abroad — 1%; real estate — 4%; and operations with participants (loans) — 10%.
The installment with characteristics of defined contribution of “Vale Mais” plan offers three choices of combination of asset classes that can be chosen by the participants. The options include: 100% fixed income, 80% fixed income and 20% variable income, and 65% fixed income and 35% variable income. The fixed-income options include operations with participants (loans). The management of equities is done through mutual fund investment that has the Bovespa index as a reference.
The investment policy aims to achieve adequate diversification of income and long-term valuation through the combination of all the asset classes described above to meet their obligations and targets with the appropriate level of risk. This plan had an average nominal rating of 15.67% per year, in the past 7 years.
The obligation with the bonus plan completion has an exclusive allocation in fixed income securities. An investment strategy was implemented using long-term federal securities and corporate bonds indexed to inflation, in order to minimize the volatility of assets and liabilities and reduce the risk of inflation.
The investment policy aims to achieve adequate diversification of revenue and long-term appreciation, to fulfill their obligations to the appropriate level of risk. This plan had an average nominal rating of 16.28% per year in the last five years.
     Plans abroad
For all pension plans, except PT International Nickel Indonesia Tbk (formerly PT Inco), the target allocation of assets is 60% in investments in shares and 40% in fixed income investments, with all securities traded on public markets. Fixed income investments are in domestic securities to the market for each plan, and involve a mix of government bonds and corporate bonds. Investments in shares are essentially global in nature and involve a mix of large, medium and small capitalization companies, with a modest investment in explicit in national shares for each plan. Canadians plans also use a hedging strategy to hedge (each one that developed currency exposure of 50% is hedged) due to the high risk of foreign securities. For PT International Nickel Indonesia Tbk, the target allocation of investment in shares is 20% and the remainder in fixed income, with the vast majority of these investments being made within the internal market.
Deficit plans by asset category

	Consolidated
	December 31, 2010				December 31, 2009				January 31, 2009
	Total	Nível 1	Nível 2	Nível 3	Total	Nível 1	Nível 2	Nível 3	Total	Nível 1	Nível 2	Nível 3
Cash and cash equivalents	86	36	50	—	59	22	37	—	84	33	51	—
Accounts Receivable	34	34	—	—	3	3	—	—	—	—	—	—
Equity securities — liquid	2.694	2.694	—	—	2.591	2.591	—	—	2.068	2.068	—	—
Equity securities — non-liquid	18	10	8	—	7	—	7	—	18	—	18	—
Debt securities — Corporate bonds	91	—	91	—	65	—	65	—	158	2	156	—
Debt securities — Financial Institutions	200	—	200	—	99	—	99	—	85	—	85	—
Debt securities — Government bonds	1.309	615	694	—	1.160	472	688	—	1.309	491	818	—
Investment funds — Fixed Income	2.998	1.799	1.199	—	2.846	1.625	1.221	—	2.827	1.285	1.542	—
Investment funds — Equity	1.089	512	577	—	1.025	465	560	—	1.094	295	799	—
Investment funds — International	11	6	5	—	—	—	—	—	—	—	—	—
Investment funds — Private Equity	24	—	—	24	17	—	—	17	11	—	—	11
Investment funds — Real estate	2	—	—	2	—	—	—	—	—	—	—	—
Real estate	62	—	—	62	43	—	—	43	25	—	—	25
Loans to Participants	251	—	—	251	216	—	—	216	120	—	—	120

Total	8.869	5.706	2.824	339	8.131	5.178	2.677	276	7.799	4.174	3.469	156

Funds not related to risk plans	(1.128)				(1.000)				(766)

Fair value of plan assets at end of year	7.741				7.131				7.033

	Parent Company
	December 31, 2010				December 31, 2009 (I)				January 01, 2009 (I)
Assets by category	Total	Nível 1	Nível 2	Nível 3	Total	Nível 1	Nível 2	Nível 3	Total	Nível 1	Nível 2	Nível 3
Cash and cash equivalents	7	7	—	—	1	1	—	—	1	1	—	—
Accounts Receivable	10	10	—	—	3	3	—	—	—	—	—	—
Equity securities — liquid	306	306	—	—	246	246	—	—	113	113	—	—
Equity securities — non-liquid	8	—	8	—	7	—	7	—	18	—	18	—
Debt securities — Corporate bonds	87	—	87	—	65	—	65	—	156	—	156	—
Debt securities — Financial Institutions	200	—	200	—	99	—	99	—	85	—	85	—
Debt securities — Government bonds	560	560	—	—	432	432	—	—	440	440	—	—
Investment funds — Fixed Income	1.700	1.700	—	—	1.534	1.534	—	—	1.162	1.162	—	—
Investment funds — Equity	360	360	—	—	314	314	—	—	150	150	—	—
Investment funds — International	6	6	—	—	—	—	—	—	—	—	—	—
Investment funds — Private Equity	24	—	—	24	17	—	—	17	11	—	—	11
Investment funds — Real estate	2	—	—	2	—	—	—	—	—	—	—	—
Real estate	62	—	—	62	43	—	—	43	25	—	—	25
Loans to Participants	251	—	—	251	216	—	—	216	120	—	—	120

Total	3.583	2.949	295	339	2.977	2.530	171	276	2.281	1.866	259	156

	(1.111)				(1.000)				(766)

	2.221				1.761				1.395

Measurement of plan assets deficit at fair value with non-observable market variables — level 3

	Consolidated
	December 31, 2010
	Investment funds -	Funds – Loans real
	Private Equity	estate	Real estate	Loans to Participants	Total
Beginning of the year	17	—	43	216	276

Actual return on plan assets	—	—	—	33	—
Initial consolidation of new acquisitions	(4)	—	7	—	36
Assets sold during the year	—	—	(4)	(94)	—
Assets purchased, sales and settlements	11	—	18	96	(98)
Cumulative translations adjustment	—	—	—	—	125
Transfers between levels	—	2	(2)	—	—

End of the year	24	2	62	251	339

	Parent Company
	December 31, 2010
	Investment funds -	real Funds - Loans
	Private Equity	estate	Real estate	Loans to Participants	Total
	Fundo de investimentos de empresas não listadas	Fundo de empréstimos imobiliário	Empreendimentos imobiliários	Empréstimo de participantes	Total
Beginning of the year	17	—	43	216	276

	(4)	—	7	33	36
Assets sold during the year	—	—	(4)	(94)	(98)
Assets purchased, sales and settlements	11	—	18	96	125
Cumulative translations adjustment	—	2	—	—	—
Transfers between levels	—	—	(2)	—	—

End of the year	24	2	62	251	339

The goal of return for investment structured in 2011 is 11.51% per year. The target allocation for the “Vale Mais” Plan is 2%, varying between 1% and 10%. These investments have a long term horizon and low liquidity in order to benefit from economic growth in Brazil, especially in the infrastructure sector. Usually the fair value of illiquid securities is established considering the acquisition cost or carrying amount. Some funds may, alternatively, use the following pricing methodologies: analysis of discounted cash flow analysis or based on multiples.
The target return for transactions with participants (loans) in 2011 is 16.05% per year. The fair value of these assets includes provisions for unpaid loans, according to the bylaws of the local pension fund.
The target return for real estate assets in 2011 is 12.89% per year. The fair value of these assets is considered the carrying amount. We hired companies specialized in real state valuation that does not act in the market as brokers. All valuation techniques follow the rules of the site.
Assets of the other benefits deficit
     Plans abroad
Other benefits deficit by asset category

	Consolidated
	December 31, 2010		December 31, 2009(I)		December 01, 2009(I)
	Total	Level 1	Total	Level 1	Total	Level 1
Cash and cash equivalents	21	21	19	19	21	21

Total	21	21	19	19	21	21
Disbursement of future cash flow
Vale expects to disburse in 2011 with pension plans and other benefits, R$222 on the consolidated and R$540 on the parent company.
Estimated future benefit payments
The following table presents the expected benefit payments, which reflect future service, as follows:

	Consolidated
	Overfunded	Underfunded	Underfunded
	pension	pension	other benefits	Total
2011	467	697	145	1.263
2012	489	706	156	1.299
2013	513	714	163	1.334
2014	536	719	170	1.366
2015	560	726	176	1.399
2016 onwards	3.148	3.782	878	6.442

	Parent Company
	Overfunded	Underfunded	Underfunded other
	pension	pension	benefits	Total
2011	417	207	34	658
2012	437	220	37	694
2013	457	233	41	731
2014	477	245	45	767
2015	497	258	49	804
2016 onwards	1.782	1.512	204	3.498

b) Profit Sharing Plan
The Company, based in the Profit Sharing Program — PPR allows defining, monitoring, evaluation and recognition of individual and collective performance of its employees.
The Profit Sharing in the Company for each employee is calculated individually depending on the achievement of goals previously established by indicators blocks according performance as: the Company, Department or Business Unit, Team, individual, and related on the individual competence. The contribution of each block of performance in the score of employees is discussed and agreed each year, between Vale and the unions representing their employees.

The Company accrued expenses / costs related to profit sharing as follows:

		Consolidated		Parent company
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Operacional expenses	452	429	266	196
Cost of products	535	439	511	439

Total	987	868	777	635

c) Non-current incentive compensation plan
Aiming to promote the vision of “shareholder”, in addition to increasing the ability to retain executives and to strengthen the performance culture supported the Board of Directors approved a Long-term Compensation Plan, for some executives of the Company, which was implemented for 3-year cycles.
Under the terms of the plan, the participants, restricted to certain executives, may allocate a portion of their annual bonus plan. Part of the bonus allocated to the plan is used by the executive to purchase preferred shares of Vale, through a financial institution prescribed under market conditions and without any benefit provided by Vale.
The shares purchased by the executive have no restrictions and can according to its own criteria of each participant, be sold at any time. However, actions need to be kept for a period of three years and executives need to keep your employment with the Vale during this period. The participant shall be entitled, in this manner, to receive from the Vale, a payment in cash equal to the amount of stock holdings based on market quotations. The total number of shares subject to the plan on December 31, 2010 and December 31, 2009 is 2,458,627 and 1,809,117, respectively.
Additionally, certain executives eligible to long-term incentives have the opportunity to receive at the end of a three years cycle a monetary value equivalent to market value of a determined number of shares based on an assessment of their careers and performance factors measured as an indicator of total return to the Stockholders.
We account for the cost of compensation provided to our executives who are under this incentive long-term compensation plan according to requirements of the CPC as 10 “Share-based payments.” Liabilities are measured at fair value on the date of each issuance of the report, based on market rates. The compensation costs incurred are recognized by the vesting period defined in three years. On December 31, 2010 and December 31, 2009, we recognized a provision of R$200 and R$159, respectively, in income.
23. Classification of Financial Instruments
The assets and liabilities are classified into four categories of measurement: assets and liabilities at fair value through income (not including derivatives designated as hedges), assets available for sale, loans and receivables and liabilities held to maturity.
The classification of financial assets and liabilities is shown in the following tables:

	Consolidated
		At fair value	Derivatives		Total at
	Loans and	through	designated as	Available-for-	December 31,
	receivables	profit or loss	hedge	sale	2010
			Derivativos
	Empréstimos e	Ao valor justo por	designados	Disponíveis para	Total em 31 de
	recebíveis	meio do resultado	como hedge	venda	dezembro de 2010
Financial Assets
Cash and cash equivalents	13.469	—	—	—	13.469
Short term financing investments	2.987	—	—	—	2.987
Accounts receivable from customers	13.962	—	—	—	13.962
Related parties	98	—	—	—	98
Loans and financing	274	—	—	—	274
Available-for-sale assets	—	—	—	21	21
Derivativos	—	553	36	—	589

Total assets	30.790	553	36	21	31.400

Financial Liabilities
Accounts payable	5.804	—	—	—	5.804
Loand and financing	43.789	—	—	—	43.789
Stockholders’ debentures	—	2.140	—	—	2.140
Related parties	27	—	—	—	27
Derivatives	—	107	88	—	195

Total liabilities	49.620	2.247	88	—	51.955

	Consolidated
		At fair value	Derivatives		Total at
	Loans and	through profit or	designated as	Available-for-	December 31,
	receivables	loss	hedges	sale	2010
			Derivativos
	Empréstimos e	Ao valor justo por	designados como	Disponíveis para	Total em 31 de
	recebíveis	meio do resultado	hedge	venda	dezembro de 2009
Financial Assets
Cash and cash equivalents	13.221	—	—	—	13.221
Short term financing investments	6.525	—	—	—	6.525
Accounts receivable from customers	5.643	—	—	—	5.643
Related parties	68	—	—	—	68
Loans and financing	286	—	—	—	286
Available-for-sale assets	—	—	—	28	28
Derivatives	—	1.561	128	—	1.689

Total assets	25.743	1.561	128	28	27.460

Financial Liabilities
Accounts payable	3.849	—	—	—	3.849
Loand and financing	42.088	—	—	—	42.088
Stockholders’ debentures	—	1.306	—	—	1.306
Related parties	136	—	—	—	136
Derivatives	—	180	124	—	304

Total liabilities	46.073	1.486	124	—	47.683

	Consolidated
		At fair value	Derivatives		Total at
	Loans and	through profit or	designated as	Available-for-	january 1,
	receivables	loss	hedge	sale	2009
Financial Assets
Cash and cash equivalents	24.639	—	—	—	24.639
Short term financing investments	5.394	—	—	—	5.394
Accounts receivable from customers	7.933	—	—	—	7.933
Related parties	28	—	—	—	28
Loans and financing	180	—	—	—	180
Available-for-sale assets	—	—	—	461	461
Derivatives	—	85	—	—	85

Total assets	38.174	85	—	461	38.720

Financial Liabilities
Accounts payable	5.248	—	—	—	5.248
Loand and financing	45.384	—	—	—	45.384
Debentures participatives	—	886	—	—	886
Related parties	287	—	—	—	287
Derivatives	—	1.345	—	—	1.345

Total liabilities	50.919	2.231	—	—	53.150

	Parent Company
		At fair value	Derivatives		Total at
	Loans and	through profit	designated as	Available-for-	December 31,
	receivables	or loss	hedge	sale	2010
Financial Assets
Cash and cash equivalents	4.823	—	—	—	4.823
Accounts receivable from customers	18.378	—	—	—	18.378
Related parties	3.059	—	—	—	3.059
Loans and financing	164	—	—	—	164
Derivatives	—	285	36	—	321

Total assets	26.424	285	36	—	26.745

Financial Liabilities
Accounts payable	2.863	—	—	—	2.863
Loand and financing	16.524	—	—	—	16.524
Stockholders’ debentures	—	2.140	—	—	2.140
Related parties	32.923	—	—	—	32.923

Total liabilities	52.310	2.140	—	—	54.450

	Consolidated
		At fair value	Derivatives		Total at
	Loans and	through profit	designated as	Available-for-	December 31,
	receivables	or loss	hedge	sale	2010
Financial Assets
Cash and cash equivalents	1.250	—	—	—	1.250
Accounts receivable from customers	3.360	—	—	—	3.360
Related parties	6.202	—	—	—	6.202
Loans and financing	136	—	—	—	136
Derivativos	—	1.098	—	—	1.098

Total assets	10.948	1.098	—	—	12.046

Financial Liabilities
Accounts payable	2.383	—	—	—	2.383
Loand and financing	14.125	—	—	—	14.125
Stockholders’ debentures	—	1.306	—	—	1.306
Related parties	35.454	—	—	—	35.454

Total liabilities	51.962	1.306	—	—	53.268

	Consolidated
		At fair value	Derivatives		Total at
	Loans and	through profit	designated as	Available-for-	December 31,
	receivables	or loss	hedge	sale	2010
Financial Assets
Cash and cash equivalents	6.713	—	—	—	6.713
Accounts receivable from customers	9.827	—	—	—	9.827
Related parties	5.630	—	—	—	5.630
Loans and financing	128	—	—	—	128
Available-for-sale assets	—	—	—	384	384
Derivativos	—	5	—	—	5

Total assets	22.298	5	—	384	22.687

Financial Liabilities
Accounts payable	2.145	—	—	—	2.145
Loand and financing	12.313	—	—	—	12.313
Stockholders’ debentures	—	886	—	—	886
Related parties	47.589	—	—	—	47.589
Derivatives	—	1.084	—	—	1.084

Total liabilities	62.047	1.970	—	—	64.017

24. Fair Value Estimation
The Company reports its assets and liabilities at fair value, based on relevant accounting pronouncements that define fair value, a framework for measuring fair value, which refers to evaluation concepts and practices and requires certain disclosures about fair value.
Due to the short-term cycle, it is assumed that the fair value of cash and cash equivalents balances, short-term investments, accounts receivable and accounts payable are close to their book values. For measurement and determination of fair value, the Company uses various methods including market approaches, income or cost. Based on these approaches, the Company assumes the value that market participants would use when pricing the asset or liability, including assumptions about risks and inherent risks in the inputs used in valuation techniques.
These entries can be easily observed, confirmed by the market or not observed. The Company uses techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs. According to the pronouncement, those inputs to measure the fair value are classified into three levels of hierarchy. The financial assets and financial liabilities recorded at fair value should be classified and disclosed in accordance with the following levels:
Level 1 — Unadjusted quoted prices on an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;

Level 2 — Quoted prices for identical or similar assets or liabilities on active markets, inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability; and
Level 3 — Assets and liabilities, which quoted prices, do not exist, or those prices or valuation techniques are supported by little or no market activity, unobservable or illiquid. At this point fair market valuation becomes highly subjective.
The tables below present the assets and liabilities of the parent company and the consolidated measured at fair value on December 31, 2010, 31 December 2009 and January 1, 2009.

	Consolidated on				Parent Company on
	December 31, 2010				December 31, 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assests
At fair value through profit or loss
— Derivatives	22	531	—	553	—	285	—	285
Derivatives designated as hedges	—	36	—	36	—	36	—	36
Available-for-sale
— Available-for-sale assets	21	—	—	21	—	—	—	—

Total assets	43	567	—	610	—	321	—	321

Liabilities
At fair value through profit or loss
— Derivatives	20	87	—	107	—	—	—	—
— Stockholders’ debentures	—	2.140	—	2.140	—	2.140	—	2.140
Derivatives designated as hedges	—	88	—	88	—	—	—	—

Total liabilities	20	2.315	—	2.335	—	2.140	—	2.140

	Consolidated on				Parent Company on
	December 31, 2009				December 31, 2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assests
At fair value through profit or loss
— Derivatives	25	1.536	—	1.561	—	1.098	—	1.098
Derivatives designated as hedges	—	128	—	128	—	—	—	—
Available-for-sale
— Available-for-sale assets	28	—	—	28	—	—	—	—

Total assets	53	1.664	—	1.717	—	1.098	—	1.098

Liabilities
At fair value through profit or loss
— Derivatives	18	162	—	180	—	—	—	—
— Stockholders’ debentures	—	1.306	—	1.306	—	1.306	—	1.306
Derivatives designated as hedges	—	124	—	124	—	—	—	—

Total liabilities	18	1.592	—	1.610	—	1.306	—	1.306

	Consolidated on				Parent Companyon
	January 1, 2009				January 1, 2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assests
At fair value through profit or loss
— Derivatives	79	6	—	85	—	5	—	5
Available-for-sale
— Available-for-sale assets	461	—	—	461	384	—	—	384

Total assets	540	6	—	546	384	5	—	389

Liabilities
At fair value through profit or loss
— Derivatives	—	1.345	—	1.345	—	1.084	—	1.084
— Stockholders’ debentures	—	886	—	886	—	886	—	886

Total liabilities	—	2.231	—	2.231	—	1.970	—	1.970

Methods and Techniques of Evaluation
•	Assets and liabilities at fair value through profits or loss
Comprise derivatives not designated as hedges and stockholders’ debentures.
•	Derivatives designated or not as hedge
We used evaluation methodologies commonly employed by participants in the derivatives market to the estimated fair value. The financial instruments were evaluated by calculating their present value through the use of curves that impact the instrument on the dates of verification. The curves and prices used in the calculation for each group of instruments are detailed in the “market curves”.

The pricing method used in the case of European options is the Black & Scholes model, widely used by market participants for valuing options. In this model, the fair value of the derivative is a function of volatility and price of the underlying asset, the exercise price of the option, the interest rate and period to maturity. In the case of options when the income is a function of the average price of the underlying asset over a period of life of the option, called Asian, we use the model of Turnbull & Wakeman, also widely used to price this type of option. In this model, besides the factors that influence the option price in the Black-Scholes model, is considered the forming period of the average price.

In the case of swaps, both the present value of the active tip and the passive tip are estimated by discounting cash flows by the interest rate of the currency in which the swap is denominated. The difference between the present value of active tip and passive tip of swap generates its fair value.

In the case of swaps tied to TJLP “Long-Term Interest Rate”, the calculation of fair value considers the TJLP constant, that is, projections of future cash flows in brazilian real are made considering the last TJLP disclosed.

Contracts for the purchase or sale of products, inputs and costs of selling with future settlement are priced using the forward curves for each product. Typically, these curves are obtained in the stock exchange where the products are traded, such as the London Metals Exchange (LME), the COMEX (Commodity Exchange) or other providers of market prices. When there is no price for the desired maturity, Vale uses interpolation between the available maturities.
•	Stockholders’ Debentures
Their fair values are measured based on market approach, and their reference prices are available on the secondary market.

•	Available-for-sale assets

Comprise the assets that are neither held for trading nor held-to-maturity, for strategic reasons, and have readily available price on the market. Investments are valued based on quoted prices in active markets where available. When there is no market value, we use inputs other than quoted prices.
Measurement of Fair Value Compared to the Accounting Balance
For the loans allocated in the level 1, the evaluation method used to estimate the fair value of debt is the market approach to the contracts listed on the secondary market. And for the loans allocated in the level 2, the fair value for both fixed-indexed rate debt and floating rate is determined from the discounted cash flow using the future values of the Libor rate and the curve of Vale’s Bonds (income approach).

The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	Consolidated
	Balance as per	Fair value at
	December 31, 2010	December 31, 2010	Level 1	Level 2	Level 3
Loans (long term)*	42.061	44.233	33.608	10.625	—

*	net of interest of R$584

	Parent Company
	Balance as per	Fair value at
	December 31, 2010	December 31, 2010	Level 1	Level 2	Level 3
— Loans (long term)*	16.272	16.628	13.944	2.684	—

*	net of interest of R$252
25. Stockholders’ Equity
a) Capital
As at December 31, 2010 the capital was R$50.000 corresponding to 5,365,304,100 (3,256,724,482 common and 2,108,579,618 preferred) shares with no par value.

Shareholders	Common	Preferred	Total
Valepar S.A.	1.716.435.045	20.340.000	1.736.775.045
Brazilian government (Tesouro Nacional / BNDES / INSS / FPS)	—	12	12
Foreign investors — ADRs	770.823.059	792.796.327	1.563.619.386
FMP — FGTS	104.732.627	—	104.732.627
PIBB — BNDES	2.811.027	3.870.510	6.681.537
BNDESPar	218.386.481	69.432.771	287.819.252
Foreign institutional investors in the local market	141.625.721	353.940.381	495.566.102
Institutional investors	203.076.695	425.755.018	628.831.713
Retail investors in Brazil	51.458.433	342.795.028	394.253.461
Treasury stock in Brazil	47.375.394	99.649.571	147.024.965

Total	3.256.724.482	2.108.579.618	5.365.304.100

Each holder of common and preferred class A shares is entitled to one vote for each share on the issues presented in the general assembly, except the election of the Board, which is restricted to holders of common shares. The Brazilian government owns twelve special preferred shares, which confer permanent rights to veto over specific items.
The Company is registered with the Securities and Exchange Commission — SEC, which allows its preferred shares and common shares to be traded on the New York Stock Exchange — NYSE in the form of ADR — American Depositary Receipts since June 2000 and March 2002 respectively. Each ADR represents 1 (one) preferred Class “A” or common share, negotiated with the codes “VALEP” and “VALE”, respectively.
Hong Kong Depositary Receipts evidencing our Common Shares and Class A Preferred Shares have been listed on the Main Board of The Stock Exchange of Hong Kong Limited since December 8, 2010, under the stock code “6210” and “6230”, respectively. Each Common Hong Kong Depositary Receipt represents one Common Share and each Class A Preferred Depositary Receipt represents one Class A Preferred Share.
The holders of common and preferred shares has the same right to receive a mandatory minimum dividend of 25% of annual adjusted net income, based on the books in Brazil, with the approval of the annual general meeting of Stockholders. In the case of preferred Stockholders, this dividend can not be less than 6% of preferred capital determined on the basis of statutory accounting records or, if greater, 3% of equity value per share in BR GAAP.
The directors and executive officers as a group hold 257,295 common shares and 1,145,337 preferred shares.
The Board of Directors may, regardless of statutory reform, deliberate the issuance of new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized of 3,600,000,000 common shares and 7,200,000,000 preferred shares, all no-par-value shares.

The values of undistributed revenue reserves are distributed as follows:

	Year ended December, 31
	2010	2009
Undistributed revenue reserves
Expansion/Investiments
Beginning of the year	45.165	38.883
Capitalization of reserves	(2.435)	—
Intermediary shareholders remuneration	(514)	(371)
Transfer from retained earnings	23.468	6.653

End of the year	65.684	45.165

Unrealized income
Beginning of the year	—	38
Transfer to retained earnings	—	(38)

Legal
Beginning of the year	3.896	3.384
Transfer from retained earnings	1.804	512

End of the year	5.700	3.896

Tax incentive
Beginning of the year	211	91
Capitalization of reserves	(131)	—
Transfer from/to retained earnings	1.022	120

End of the year	1.102	211

Total undistributed revenue reserves	72.486	49.272

Expansion/investment reserve— has the objective to ensure the maintenance and development for the main activities that comprise the company’s corporate purpose, in an amount not exceeding 50% of net income distributed up to the maximum limit of the capital.
Legal reserve — this reserve which is a requirement for all Brazilian corporations and represents accrual of 5% of annual net income determined based on Brazilian law, up to 20% of capital.
Tax incentive reserve — this reserve results from an option to designate a portion of income tax due to investments in projects approved by the government as well as tax incentives (note 21).
b) Resources linked to the future mandatory conversion in shares
The mandatory convertible notes to be settled as at December 31, 2010 are presented:

	Date		Amount (thousands of reais)
Series	Emission	Expiration	Gross	Net of changes	Coupon
Series VALE and VALEP - 2012	July/2009	June/2012	1.858	1.523	6,75% a.a.
The securities have coupons payable quarterly and are entitled to receive additional compensation equivalent to cash distribution paid to holders of American Depositary Shares (ADS). These notes were bifurcated between the equity instruments and liabilities.
Linked resources for future conversion, net of taxes, are equivalent to the maximum quantity of common and preferred shares, as shown below. All shares are currently held in treasury stock.

	Maximum amount of shares		Amount (thousands of reais)
Series	Common	Preferred	Common	Preferred
Series VALE and VALEP - 2012	18.415.859	47.284.800	473	1.050
In January 2011 (the subsequent period), Vale paid additional remuneration to holders of mandatorily convertible notes, series VALE-2012 and VALEP-2012, R$0.7776700 to R$0.8994610, respectively, and in October 2010, VALE-2012 and VALEP-2012, R$1.381517 and R$1.597876 per note, respectively.
On December 31, 2010, the installment of the convertible notes designated as a liability after the bifurcation, totaled R$170 and R$75 recognized under other short term liabilities and other long term liabilities, respectively.

In June 2010, the notes of Rio and Rio P series were converted into ADSs and representing a total of 49,305,205 common shares and 26,130,033 preferred class A shares, respectively. The conversion was performed using 75,435,238 shares in treasury stock held in by the Company. The difference between the amount converted and the book value of the shares of R$2,028 was recognized as capital reserve in Stockholders’ equity.
In April 2010, the Company paid additional interest to holders of mandatorily convertible notes, series RIO and RIO P, R$0.722861 and R$0.857938 per note, respectively, and series VALE-2012 and VALE.P-2012, R$1.042411 and R$1.205663 per note, respectively.
c) Treasury stocks
In September 2010, the Board of Directors approved the repurchase shares program up to the amount of US$2 billion involving up to 64,810,513 common shares and 98,367,748 preferred shares. The shares remain in treasury stock for future sale or cancellation. The repurchase program was completed in October 2010 when the financial limit approved by the Board of Directors was reached.

Classes	Shares quantity				Unit acquisition cost			Average quoted market price
	December 31, 2009	Addition	reduction	December 31, 2010	Average	Low(*)	High	December 31, 2010	December 31, 2009
Preferred	77.582	48.198	(26.130)	99.650	34,69	14,02	46,50	45,08	33,22
Common	74.998	21.683	(49.305)	47.375	28,90	20,07	52,96	51,50	38,23

Total	152.580	69.881	(75.435)	147.025

Shares value with splits: R$1.17 preferred and R$1.67 common.
d) Basic and diluted earnings per share
Basic earnings per share
Basic earnings per share are calculated by dividing the profit attributable to Stockholders of the company by the weighted average number of shares outstanding (total shares less treasury stock).
Diluted earnings per share
Diluted earnings per share are calculated by adjusting the weighted average quantity of shares outstanding to assume conversion of all potential diluted shares. The Company has in its records, mandatorily convertible notes into shares, which will be converted using treasury stock held by the Company. It is assumed that the convertible debt was converted into common shares and net income is adjusted to eliminate interest expense less the tax effect. These notes were recorded as an equity instrument, mainly because there is no option, both for the company and for the holders to liquidate, all or part of, the transactions with financial resources, therefore, recognized net of financial charges, as specific component of Stockholders’ equity.

The values of basic and diluted earnings per share were calculated as follows:

	Consolidated
	December 31, 2010	31 de dezembro de 2009
Net income from continuing operations attributable to the Company’s stockholders	30.292	10.337

Discontinued operations, net of tax	(222)	—

Net income attributable to the Company’s stockholders	30.070	10.337

Interest to convertible notes linked to preferred	(21)	(30)
Interest to convertible notes linked to ordinary	(8)	(28)

Interest to convertible notes linked to ordinary	30.041	10.279

Income available to preferred stockholders	11.514	3.891
Income available to common stockholders	18.155	6.096
Income available to convertible notes linked to preferred shares	267	149
Income available to convertible notes linked to common shares	104	144
Weighted average number of shares outstanding
(thousands of shares) — preferred shares	2.035.783	2.030.700
Weighted average number of shares outstanding
(thousands of shares) — common shares	3.210.023	3.181.706
Treasury preferred shares linked to mandatorily convertible notes	47.285	77.580
Treasury common shares linked to mandatorily convertible notes	18.416	74.998

Total	5.311.507	5.364.984

—Basic
Earnings per preferred share	5,66	0,97
Earnings per common share	5,66	0,97
—Diluted
Earnings per convertible notes linked to preferred share (*)	6,10	1,71
Earnings per convertible notes linked to common share (*)	6,10	2,21

Continuous operations
—Basic
Earnings per preferred share	5,70	—
Earnings per common share	5,70	—
—Diluted
Earnings per convertible notes linked to preferred share (*)	6,14	—
Earnings per convertible notes linked to common share (*)	6,14	—

Discontinued operations
—Basic
Earnings per preferred share	(0,04)	—
Earnings per common share	(0,04)	—
—Diluted
Earnings per convertible notes linked to preferred share (*)	(0,04)	—
Earnings per convertible notes linked to common share (*)	(0,04)	—

(*)	Adjusted period due to new pronouncements to comparative effects, according note 5.
e) Remuneration of Stockholders
These financial statements reflect only the mandatory minimum remuneration, arranged in the Company Bylaws, of 25% on net income of the parent company. In the deliberation of interest on capital, the amount related to income tax withholding IRRF to be withheld will be added to the value of the remuneration proposal.
In line with the Remuneration Policy for Stockholders, approved by the Extraordinary General Meeting held on April 27, 2005, and the announcement published on January 26, 2010, the Board of Directors on October 14, 2010 approved the second installment of the remuneration of stockholders, amounting to R$2.897 in the form of interest on capital, this value is subject to the incidence of income tax withheld at the applicable rate. Of the total amount above, which corresponds to the gross amount of R$0. 555154105 per outstanding share, common or preferred shares of Vale issuance, R$1,222 refers to the second installment of the remuneration approved by the Ordinary General Meeting of 2010 and the remaining amount of R$1,675 refers to the anticipation of distribution of income for the year 2010, based on the balance sheet reported in June 30, 2010.
On January 14, 2011, the Board of Directors approved the extraordinary payment from January 31, 2011, of interest on capital, in the total gross amount of R$1,670, which corresponds to approximately R$0.320048038 per outstanding shares, common or preferred, of Vale issuance, referred to the anticipated distribution of income of the year of 2010, calculated based on the balance sheet of June 30, 2010, this value is subject to the incidence of income tax withheld at the applicable rate.

The following proposal for allocation of 2010 results:

Shareholder remunaration:

Net income	30.070
Retained earnings	6.003
Legal reserve	(1.804)
Tax incentives reserve	(1.022)

Adjusted net income	33.247

Mandatory minimum dividend — 25% (R$1.58819 per outstanding share)	8.312
Statutory dividends on preferred shares:
3% of Stockholders’ equity R$0.705590 per outstanding share	1.417
6% of Capital R$0.586884 per outstanding share	1.179
Minimum dividend in a form of interest on capital (R$1.868456 per outstanding share)	9.779

Proposed remuneration:
Minimum interest on capital	9.779
Interest on capital anticipated on October 2010	(1.675)

Interest on capital proposed on December 31, 2010	8.104

Interest on capital proposed to be paid on December 2011 (subsequent period)	1.670

26. Derivatives
Effects of Derivatives on the balance sheet

								Consolidated
	Assets					Liabilities
					January 1,					January 1,
	December 31, 2010		December 31, 2009		2009	December 31, 2010		December 31, 2009		2009
	Current	Non-current	Current	Non-current	Non-current	Current	Non-current	Current	Non-current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. floating & fixed swap	—	500	—	1.383	—	—	—	—	—	1.309
EURO floating rate vs. USD floating rate swap	1	—	—	3	5	—	—	—	—	—
Swap USD fixed rate vs. CDI	—	—	—	—	—	33	—	39	24	—
Swap USD floating rate vs. fixed rate	—	—	—	—	—	1	—	1	—	—
USD floating rate vs. fixed USD rate swap	—	—	—	—	—	6	—	12	2	32
EuroBond Swap	—	—	—	—	—	—	14	—	—	—
Pre Dollar Swap	—	1	—	—	—	—	—	—	—	—
AUD floating rate vs. fixed USD rate swap	4	—	—	15	—	—	—	—	—	—

	5	501	—	1.401	5	40	14	52	26	1.341
Commodities price risk
Nickel
Purchase/ sell fixed price	21	1	22	3	79	20	1	4	14	—
Strategic program	—	—	—	—	—	25	—	56	—	—
Maritime Freight	—	—	50	—	—	3	—	—	—	—
Natural gas	—	—	—	—	—	—	—	—	—	4
Aluminum	—	—	—	—	—	—	—	28	—	—
Bunker oil	26	—	85	—	—	—	—	—	—	—
Coal	—	—	—	—	—	3	—	—	—	—
Copper	—	—	—	—	1	1	—	—	—	—

	47	1	157	3	80	52	1	88	14	4
Derivatives designated as hedge
Cash flow hedge	35	—	26	102	—	—	—	—	—	—
Stategic nickel	—	—	—	—	—	—	88	—	—	—
Aluminum	—	—	—	—	—	—	—	124	—	—

	35	—	26	102	—	—	88	124	—	—

Total	87	502	183	1.506	85	92	103	264	40	1.345

	Assets					Liabilities
	December 31, 2010		December 31, 2009		January 1, 2009	December 31, 2010		December 31, 2009		January 1, 2009
	Current	Non-current	Current	Non-current	Non-current	Current	Non-current	Current	Non-current	Non-current
	Controladora
	Ativo					Passivo
	31 de dezembro de 2010		31 de dezembro de 2009		1 de janeiro de 2009	31 de dezembro de 2010		31 de dezembro de 2009		1 de janeiro de 2009
		Não		Não	Não		Não		Não	Não
	Circulante	circulante	Circulante	circulante	circulante	Circulante	circulante	Circulante	circulante	circulante
Foreign exchange and interest rate risk
CDI & TJLP vs. floating & fixed swap	—	283	—	1.058	—	—	—	—	—	1.084
EURO floating rate vs. USD floating rate swap	1	—	—	3	5	—	—	—	—	—
Pre Dollar Swap	—	1	—	—	—	—	—	—	—	—

	1	284	—	1.061	5	—	—	—	—	1.084
Cash flow hedge	36	—	—	37	—	—	—	—	—	—

	36	—	—	37	—	—	—	—	—	—

Total	37	284	—	1.098	5	—	—	—	—	1.084

Effects of Derivatives on the Income Statement

	Consolidated		Parent Company
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. floating & fixed swap	764	3.163	615	2.511
Swap USD floating rate vs. fixed rate	(25)	(5)	—	—
EURO floating rate vs. USD floating rate swap	(1)	(1)	(1)	(1)
AUD floating rate vs. fixed USD rate swap	5	25	—	—
Swap USD fixed rate vs. CDI	(1)	(65)	—	—
Swap NDF	7	—	—	—
Swap floating Libro vs. fixed Libor	(3)	—	—	—
EuroBond Swap	(12)	—	—	—
Swap Convertibles	67	—	67	—
Pre Dollar Swap	1	—	1	—

	802	3.117	682	2.510

Commodities price risk
Nickel
Purchase/ sell fixed price	7	91	—	—
Purchase program protection price	—	(88)	—	—
Strategic program	(156)	(186)	—	—
Copper
Scraps/ strategic copper	(1)	(1)	—	—
Natural gas	—	(9)	—	—
Maritime Freight	(10)	121	—	17
Bunker oil	2	116	—	—
Coal	(8)	—	—	—

	(166)	44	—	17
Embedded derivatives:
Fixed price nickel sell	—	(150)	—	—
Raw material purchase	—	(41)	—	—
Energy purchase/ aluminum option	(88)	—	—	—

	(88)	(191)	—	—

Derivatives designated as hedge
Cash flow hedge	488	—	488	—
Aluminum	—	(31)	—	—

	488	(31)	488	—

Total	1.036	2.939	1.170	2.527

Financial Income	1.341	3.515	1.171	2.529
Financial (Expense)	(305)	(576)	(1)	(1)

	1.036	2.939	1.170	2.528

Effects of derivatives on the cash flow

	Consolidated		Parent Company
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. floating & fixed swap	(1.647)	(468)	(1.390)	(369)
Swap USD floating rate vs. fixed rate	11	15	—	—
EURO floating rate vs. USD floating rate swap	(1)	(2)	(1)	(2)
AUD floating rate vs. fixed USD rate swap	(16)	(10)	—	—
Swap USD fixed rate vs. CDI	53	3	—	—
Swap NDF	(6)	—	—	—
Swap floating Libro vs. fixed Libor	1	—	—	—
EuroBond Swap	(2)	—	—	—
Swap Convertibles	(67)	—	(67)	—

	(1.674)	(462)	(1.458)	(371)
Commodities price risk
Nickel
Purchase/ sell fixed price	(13)	122	—	—
Strategic program	183	130	—	—
Natural gas	—	12	—	—
Maritime Freight	(43)	(69)	—	—
Bunker oil	(61)	(31)	—	—
Aluminum	28	—	—	—
Coal	4	—	—	(17)

	98	164	—	(17)
Embedded derivatives:
Derivatives designated as hedge
Cash flow hedge	(566)	—	(488)	—
Aluminum	82	8	—	—

	(484)	8	(488)	—

Total	(2.060)	(290)	(1.946)	(388)

Effects of derivatives designated as hedge:
Cash Flow Hedge
The effects of cash flow hedge impact the stockholders’ equity and are presented on the following tables:

	Consolidated
	Currencies	Aluminum	Nickel	Total
Balance at January 1, 2009	—	—	—	—
Fair value measurements	69	(63)	—	5

Total variance on the period	69	(63)	—	5

Balance at December 31, 2009	69	(63)	—	5

Balance at January 1, 2010	69	(63)	—	5
Fair value measurements	427	(25)	(85)	317
Reclassification to results due to realization	(425)	82	—	(342)

Total variance on the period	2	57	(85)	(25)

Balance at December 31, 2010	71	(6)	(85)	(20)

The maturities dates of the consolidated financial instruments are as follows:

Interest rates/ Currencies	December 2019
Aluminum	December 2010
Bunker Oil	December 2011
Freight	December 2010
Nickel	December 2012
Copper	February 2011
Coal	December 2010
Additional information about derivatives financial instruments
Protection program for the Real denominated debt indexed to CDI
•	CDI vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to CDI.

•	CDI vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars (Libor — London Interbank Offered Rate) and receives payments linked to CDI.
Those instruments were used to convert the cash flows from debentures issued in 2006 with a nominal value of R$5.5 billion, from the NCE (Credit Export Notes) issued in 2008 with nominal value of R$2 billion and also from property and services acquisition financing realized in 2006 and 2007 with nominal value of R$1 billion.

R$ Million
							Realized
	Notional ($ million)			Average	Fair value		Gain/Loss	VaR	Fair Value by year
Flow	31-Dec-10	31-Dec-09	Index	rate	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-10	2011	2012	2013	2014	2015
CDI vs. fixed rate swap
Receivable	$5,542	$7,574	CDI	101.15%	5,743	8,062	6,926
Payable	USD 3,144	USD 3,670	USD	3.87%	(5,412)	(6,959)	(5,456)

Net					331	1,103	1,470	44	418	357	(328)	27	(143)

CDI vs. floating rate swap
Receivable	$428	$792	CDI	103.50%	453	830	317
Payable	USD 250	USD 430	Libor	0.70%	(437)	(739)	(190)

Net					16	91	127	3	40	38	29	19	(110)

Type of contracts: OTC Contracts
Protected Item: Debts linked to BRL
The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Protection program for the real denominated debt indexed to TJLP
•	TJLP vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP[2] to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to TJLP.
•	TJLP vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars and receives payments linked to TJLP.

R$ Million
							Realized
	Notional ($ million)			Average	Fair value		Gain/Loss	VaR		Fair value by year
Flow	31-Dec-10	31-Dec-09	Index	rate	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-10	2011	2012	2013	2014-2016	2017-2019
Swap T JLP vs. fixed rate swap
Receivable	$2,418	$2,031	TJLP	1.44%	2,072	1,845	126
Payable	USD 1,228	USD 1,048	USD	3.09%	(1,966)	(1,710)	(85)

Net					106	135	41	18	103	106	71	(107)	(67)

Swap TJLP vs. floating rate swap
Receivable	$739	$658	TJLP	0.96%	618	616	16
Payable	USD 372	USD 385	Libor	-0.71%	(571)	(562)	(9)

Net					47	54	7	8	6	138	24	(51)	(70)

Type of contracts: OTC Contracts
Protected Item: Debts linked to BRL
The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.
Protection program for the Real denominated fixed rate debt
•	BRL fixed rate vs. USD fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans rate with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in Brazilian Reais linked to fixed rate to U.S. Dollars linked to fixed. Vale receives fixed rates in Reais and pays fixed rates in U.S. Dollars.

R$ Million
							Realized
	Notional ($ million)			Average	Fair value		Gain/Loss	VaR		Fair value by year
Flow	31-Dec-10	31-Dec-09	Index	rate	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-10	2011	2012	2013	2014	2015	2016
BRL fixed rate vs. USD fixed rate swap
Receivable	$204	—	Fixed	4.50%	157	—	—
Payable	USD 121	—	USD	-1.70%	(156)	—	—

Net					1	—	—	2	10	11	5	2	—	(27)

Type of contracts: OTC Contracts
Protected Item: Debts linked to BRL
The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

[2]	Due to TJLP derivatives market liquidity constraints, some swap trades were done through CDI equivalency.

Foreign Exchange cash flow hedge — Vale
•	Brazilian Real fixed rate vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements and investments denominated in Brazilian Reais.

R$ million
									Fair value
	Notional ($ million)				Fair value		Realized Gain/Loss	VaR	by year
Flow	31-Dec-10	31-Dec-09	Index	Average rate	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-10	2011
Receivable	$880	$1,964	Fixed	8.78%	869	1,945	4,664
Payable	USD 510	USD 1,110	USD	0.00%	(833)	(1,908)	(4,176)

Net					36	37	488	7	36

Type of contracts: OTC Contracts
Hedged Item: part of Vale’s revenues in USD
The P&L shown in the table above is offset by the hedged items’ P&L due to BRL/USD exchange rate. Again, the final objective of this program, according to the currency hedging strategy at Vale, is to offset the currency exposure of receivables with the currency exposure of payables.
Foreign Exchange cash flow hedge — Albrás
•	Brazilian Real fixed rate vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements and investments denominated in Brazilian Reais.

R$ million
									Fair value
	Notional ($ million)				Fair value		Realized Gain/Loss	VaR	by year
Flow	31-Dec-10	31-Dec-09	Index	Average rate	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-10	2011
Receivable	$501	$711	Fixed	6.94%	542	699	655
Payable	USD 251	USD 359	USD	0.00%	(413)	(608)	(577)

Net					129	91	78	3	129

Type of contracts: OTC Contracts
Hedged Item: part of Vale’s revenues in USD
The P&L shown in the table above is offset by the hedged items’ P&L due to BRL/USD exchange rate. Again, the final objective of this program, according to the currency hedging strategy at Vale, is to offset the currency exposure of receivables with the currency exposure of payables.
Aluminum business are held for sale since June 2010.
Foreign Exchange Protection Program on cash flow
•	NDFs — In order to reduce the cash flow volatility, Vale entered into non-deliverable forward transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements and investments denominated in Brazilian Reais.

R$ million
	Notional (USD million)			Average rate	Fair value		Realized Gain/Loss
Flow	31-Dec-10	31-Dec-09	Buy/Sell	(BRL/USD)	31-Dec-10	31-Dec-09	31-Dec-10

Forward	0	60	$	—	—	(0.2)	6.0

Type of contracts: OTC Contracts
Protected Item: part of Vale’s revenues in USD
The P&L shown in the table above is offset by the protected items’ P&L due to BRL/USD exchange rate. Again, the final objective of this program, according to the currency hedging strategy at Vale, is to offset the currency exposure of receivables with the currency exposure of payables.
Protection program for the Euro denominated floating rate debt
•	Euro floating rate vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans in Euros linked to Euribor to U.S. Dollars linked to Libor. This trade was used to convert the cash flow of a debt in Euros, with an outstanding notional amount of €2.4, issued in 2003 by Vale. In this trade, Vale receives floating rates in Euros (Euribor) and pays floating rates in U.S. Dollars (Libor).

•

									R$ million
							Realized		Fair value
	Notional ($ million)				Fair value		Gain/Loss	VaR	by year
Flow	31-Dec-10	31-Dec-09	Index	Average rate	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-10	2011
Receivable	€2	€5	EUR	Euribor+0,875%	5.3	12	5.4
Payable	USD 3	USD 5	USD	Libor+1,0425%	(4.5)	(9)	(4.8)

Net					0.8	3	0.6	0.1	0.8

Type of contracts: OTC Contracts
Protected Item: Vale’s Debt linked to EUR.
The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/USD exchange rate. Again, the final objective of this program, according to the currency hedging strategy at Vale, is to achieve a currency offset matching receivables with payables.
•	EUR fixed rate vs. USD fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans in Euros linked to fixed rate to U.S. Dollars linked to fixed rate. Vale receives fixed rates in Euros and pays fixed rates in U.S. Dollars. This trade was used to convert the cash flow of a debt in Euros, with an outstanding notional amount of €750 million, issued in 2010 by Vale.

												R$ million
							Realized
	Notional ($ million)				Fair value		Gain/Loss	VaR	Fair value by year
Flow	31-Dec-10	31-Dec-09	Index	Average rate	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-10	2011	2012	2013	2014
Receivable	€500	—	EUR	4.375%	1,267	—	—
Payable	USD 675	—	USD	4.712%	(1,281)	—	—

Net					(14)	—	—	13	(5)	(5)	(5)	1

Type of contracts: OTC Contracts
Protected Item: Vale’s Debt linked to EUR
The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/USD exchange rate. Again, the final objective of this program, according to the currency hedging strategy at Vale, is to achieve a currency offset matching receivables with payables.
Protection program for the USD floating rate debt
•	USD floating rate vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale Canada Ltd., Vale’s wholly-owned subsidiary, entered into a swap to convert U.S. Dollar floating rate debt into U.S Dollar fixed rate debt. Vale Canada used this instrument to convert the cash flow of a debt issued in 2004 with notional amount of US$200. In this trade, Vale pays fixed rates in U.S. Dollars and receives floating rates in U.S. Dollars (Libor).

R$ million
							Realized		Fair value
	Notional ($ million)				Fair value		Gain/Loss	VaR	by year
Flow	31-Dec-10	31-Dec-09	Index	Average rate	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-10	2011
Receivable	USD 100	USD 200	USD	Libor	167	260	—
Payable			USD	4.795%	(173)	(274)	(11)

Net					(6)	(14)	(11)	0.1	(6)

Type of contracts: OTC Contracts
Protected Item: Vale Canada’s floating rate debt.
The P&L shown in the table above is offset by the protected items’ P&L due to Libor.
Foreign Exchange protection program for Coal Fixed Price Sales
In order to reduce the cash flow volatility associated with a fixed price coal contract, Vale used Australian Dollar forward purchase in order to equalize production cost and revenues currencies.

R$ million
							Realized		Fair value
	Notional ($ million)			Average rate	Fair value		Gain/Loss	VaR	by year
Fluxo	31-Dec-10	31-Dec-09	Buy/ Sell	(AUD/USD)	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-10	2011
Forward	AUD 7	AUD 41	B	0.66	4	15	16	0.1	4

Type of contracts: OTC Contracts
Protected Item: part of Vale’s costs in Australian Dollar.
The P&L shown in the table above is offset by the protected items’ P&L due to USD/AUD exchange rate.
Protection Program for Foreign Exchange and Interest on 2010
On March, Vale contracted similar swap transactions in order to reduce the cash flow volatility due to the foreign exchange transaction of the bond issued in Euro. These swaps were hired and settlement on March, when Vale received R$3.6 million
Between May and June, Vale entered into swap transactions to protect against the market the changes on the foreign exchange rate between U.S. dollars and Brazilian reais in order to reduce the cash flow volatility due to the foreign exchange transaction of the mandatory convertibles. In these swaps, entered Vale paid a fixed rate in U.S. dollars and received a fixed rate in Brazilian reais. On the maturity date, June 14th, Vale received R$67 million.
On September, Vale contracted interest rate swap transactions in order to fix the treasury used in the pricing of Vale’s 10 year bond emission, neutralizing part of the emission cost. These swaps were acquired and settlement on September, when Vale received R$1.5 million.
Commodity Derivative Positions
The Company’s cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale contracted the following derivatives transactions:

Aluminum Strategic cash flow hedging program
In order to hedge our cash flow for 2009 and 2010, Vale entered into hedging transactions where we set fixed prices for part of Vale revenues for these periods.

							R$ million
				Average			Realized
	Notional (ton)			Strike	Fair value		Gain/Loss
Flow	31-Dec-10	31-Dec-09	Buy/Sell	(USD/ton)	31-Dec-10	31-Dec-09	31-Dec-10
Put	—	120.000	B		—	15	0,03
Call	—	120.000	S	—	—	(62)	(29,69)

Net					—	(47)	(29,66)

Forward	—	120.000	S	—	—	(65)	(53)

Type of contracts: OTC Contracts
Protected Item: part of Vale’s revenues linked to Aluminum price
The P&L shown for forwards in the table above is offset by the protected items’ P&L due to Aluminum price. Nevertheless, in case of options, which are non-linear instruments, their P&L is partially compensated by the hedged item’s P&L.
Aluminum business are held for sale since June 2010.
Nickel Strategic cash flow protection program
In order to protect our cash flow for 2010, Vale entered into hedging transactions where we set fixed prices for part of Vale’s revenues for these periods.

R$ million
				Average			Realized
	Notional (ton)			Strike	Fair value		Gain/Loss
Flow	31-Dec-10	31-Dec-09	Buy/Sell	(USD/ton)	31-Dec-10	31-Dec-09	31-Dec-10
Forward	—	29,122	S	—	—	(36)	(195)

Type of contracts: OTC and LME Contracts
Protected Item: part of Vale’s revenues linked to Nickel price.
The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.
Nickel Sales Hedging Program
In order to reduce the cash flow volatility in 2010 and 2011, hedging transactions were implemented. These transactions fixed the prices of part of the sales in the period.

									R$ million
				Average			Realized		Fair value
	Notional (ton)			Strike	Fair value		Gain/Loss	VaR	by year
Flow	31-Dec-10	31-Dec-09	Buy/ Sell	(USD/ton)	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-10	2011
Forward	18,750	—	S	21,887	(87)	—	3	23	(87)
Type of contracts: OTC Contracts
Protected Item: part of Vale’s revenues linked to Coal price.
The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Nickel Fixed Price Program
In order to maintain the exposure to Nickel price fluctuations, we entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally involves buying Nickel forwards (Over-the-Counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed. Whenever the ‘Nickel Strategic cash flow protection program’ or the ‘Nickel Sales Hedging Program’ are executed, the ‘Nickel Fixed Price Program’ is interrupted.

R$ million
				Average			Realized
	Notional (ton)			Strike	Fair Value		Gain/Loss	VaR	Fair value by year
Flow	31-Dec-10	31-Dec-09	Buy/Sell	(USD/ton)	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-10	2011	2012
Nickel Futures	2,172	3,426	B	18,694	22	21	34	5	21	1

Type of contracts: LME Contracts
Protected Item: part of Vale’s revenues linked to fixed price sales of Nickel.
The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.
Nickel Purchase Protection Program
In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final product sold to our clients, hedging transactions were implemented. The items purchased are raw materials utilized to produce refined Nickel. The trades are usually implemented by the sale of nickel forward or future contracts at LME or over-the-counter operations.

R$ million
				Average			Realized		Fair value
	Notional (ton)			Strike	Fair Value		Gain/Loss	VaR	by year
Flow	31-Dec-10	31-Dec-09	Buy/Sell	(USD/ton)	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-10	2011
Nickel Futures	108	1,446	S	23,232	(0.3)	(4)	(11)	0	(0.3)

Type of contracts: LME Contracts
Protected Item: part of Vale’s revenues linked to Nickel price.
The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.
Bunker Oil Purchase Protection Program
In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and swaps.

R$ million
				Average			Realized		Fair value
	Notional (mt)			Strike	Fair Value		Gain/Loss	VaR	by year
Flow	31-Dec-10	31-Dec-09	Buy/Sell	(USD/mt)	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-10	2011
Forward	240,000	452,000	B	459	19	78	60	3	19

Type of contracts: OTC Contracts
Protected Item: part of Vale’s costs linked to Bunker Oil price.
The P&L shown in the table above is offset by the protected items’ P&L due to Bunker Oil price.
Maritime Freight Hiring Protection Program
In order to reduce the impact of maritime freight price fluctuation hired to support CIF and CFR sales and consequently reduce the company’s cash flow volatility, freight derivatives (FFA - Forward Freight Agreement) were implemented. These transactions are usually executed through forward purchases.

R$ million
				Average			Realized
	Notional (days)			Strike	Fair Value		Gain/Loss
Flow	31-Dec-10	31-Dec-09	Buy/Sell	(USD/day)	31-Dec-10	31-Dec-09	31-Dec-10

Forward	—	6,125	B	—	—	50	39

Type of contracts: OTC Contracts
Protected Item: part of Vale’s costs linked to Freight price.
The P&L shown in the table above is offset by the protected items’ P&L due to Freight price.
Coal Sales Protection Program
In order to reduce the cash flow volatility for 2010, Vale entered into hedging transactions to fix the price of a portion of coal sales during the period.

R$ million
				Average			Realized
	Notional (mt)			Strike	Fair Value		Gain/Loss
Flow	31-Dec-10	31-Dec-09	Buy/Sell	(USD/mt)	31-Dec-10	31-Dec-09	31-Dec-10

Forward	—	—	S	—	—	—	(8)

Type of contracts: OTC Contracts
Protected Item: part of Vale’s revenues linked to Coal price.
The P&L shown in the table above is offset by the protected items’ P&L due to Coal price.
Copper Scrap Purchase Protection Program
This program was implemented in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, as the copper scrap combined with other raw materials or inputs of Vale’s wholly-owned subsidiary, Vale Canada Ltd, to produce copper. This program usually is implemented by the sale of forwards or futures at LME or Over-the-Counter operations.

R$ million
				Average			Realized		Fair value
	Notional (lbs)			Strike	Fair Value		Gain/Loss	VaR	by year
Flow	31-Dec-10	31-Dec-09	Buy/Sell	(USD/lbs)	31-Dec-10	31-Dec-09	31-Dec 10	31-Dec-10	2011

Forward	386,675	—	S	4	(0.5)	—	(0.32)	0.1	(0.5)

Tipo de contrato: OTC Contracts
Item protegido: part of Vale’s revenues linked to Coal price.
The P&L shown in the table above is offset by the protected items’ P&L due to Coal price
Embedded Derivative Positions
The Company’s cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale’s perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were observed in 2010:

Energy purchase
Energy purchase agreement between Albras, Vale’s controlled subsidiary, and Eletronorte. The contract has a clause that defines that a premium can be charged if aluminum prices trades in the range from US$1,450/t until US$2,773/t. This clause is considered as an embedded derivative.

				Average			Realized		R$ million
	Notional (ton)			Strike	Fair value		Gain/Loss	VaR	Fair value by year
Flow	31-Dec-10	31-Dec-09	Buy/Sell	(USD/ton)	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-10	2011	2012
Call	200,228	200,228	B	2,773	47	45
Call	200,228	200,228	S	1,450	(342)	(299)

Total					(295)	(254)	—	13	(159)	(136)

Aluminum business are held for sale since June 2010.
Raw material and intermediate products purchase
Nickel concentrate and raw materials purchase agreements of Vale Canada Ltd, Vale’s wholly-owned subsidiary, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

								R$ million
				Average			Realized		Fair value
	Notional (ton)			Strike	Fair value		Gain/Loss	VaR	by year
Flow	31-Dec-10	31-Dec-09	Buy/Sell	(USD/ton)	31-Dec-10	31-Dec-09	31 -Dec-10	31-Dec-10	2011
Nickel Forwards	1,960	440	S	23,590	(2)	0.3	3		(2)
Copper Forwards	6,389	3,463		8,607	(5)	(1.7)	(1)		(5)

Total					(7)	(1.4)	2	3	(7)

Derivative Positions from jointly controlled companies
Below we present the fair values of the derivatives from jointly controlled companies. These instruments are managed under the risk policies of each company. However the effects of mark-to-market are recognized in financial statements to the extent of participation of each of these companies.
Protection program
In order to reduce the cash flow volatility, swap transactions was contracted to convert into Reais the cash flows from debt instruments denominated in US Dollars. In this swap, fixed rates in U.S. Dollars are received and payments linked to Reais (CDI index) are made.

							R$ million
	Notional ($ million)				Fair Value		VaR
Flow	31-Dec-10	31-Dec-09	Index	Average rate	31-Dec-10	31-Dec-09	31-Dec-10
Swap fixed rate vs. CDI
Receivable	USD 89	USD 114	USD	1.91%	152	210

Payable	$170	$245	CDI	100.00%	(186)	(272)

Net					(34)	(62	1

Type of contracts: OTC Contracts
Protected Item: Debts indexed to USD
The P&L shown in the table above is offset by the protected items’ P&L due to BRL/USD exchange rate.
Hedging program
Swap transactions to fix the rate of part of a USD denominated obligation linked to Libor USD were contracted. In this swap, floating rates (Libor USD) in US Dollars are received and payments linked to a fixed rate also in US Dollars are made.

R$ million
	Notional ($ million)				Fair Value		VaR
Flow	31-Dec-10	31-Dec-09	Index	Average rate	31-Dec-10	31-Dec-09	31-Dec-10
Swap USD floating rate vs.fixed
Receivable	USD 20	USD 20	Libor	Libor + 0,65%	19.7	30.0
Payable			Fixed	3.98%	(20.3)	(30.9)

Net					(0.6)	(0.9)	0.01

Type of contracts: OTC Contracts
Hedged Item: Debts indexed to Libor USD
The P&L shown in the table above is offset by the hedged items’ P&L due to fluctuations in the Libor USD rate.
Market Curves
To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters, Bloomberg L.P. and Enerdata were used.

1. Commodities

Aluminum
Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	2,461	OCT11	2,505	AUG12	2,541
JAN11	2,459	NOV11	2,508	SEP12	2,543
FEB11	2,465	DEC11	2,511	OCT12	2,546
MAR11	2,471	JAN12	2,516	NOV12	2,548
APR11	2,477	FEB12	2,520	DEC12	2,551
MAY11	2,481	MAR12	2,525	JAN13	2,553
JUN11	2,487	APR12	2,528
JUL11	2,492	MAY12	2,532
AUG11	2,497	JUN12	2,535
SEP11	2,502	JUL12	2,538

Nickel
Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	24,708	SPOT	24,600	SPOT	24,022
JAN11	24,715	NOV11	24,550	SEP12	23,948
FEB11	24,735	DEC11	24,500	OCT12	23,874
MAR11	24,748	JAN12	24,445	NOV12	23,800
APR11	24,755	FEB12	24,390	DEC12	23,725
MAY11	24,745	MAR12	24,335	JAN13	23,663
JUN11	24,730	APR12	24,280
JUL11	24,715	MAY12	24,225
AUG11	24,690	JUN12	24,170
SEP11	24,650	JUL12	24,096

Copper
Maturity	Price (USD/lb)	Maturity	Price (USD/lb)	Maturity	Price (USD/lb)
SPOT	4.44	MAR11	4.45	MAY11	4.44
JAN11	4.44	APR11	4.44	JUN11	4.43
FEB11	4.44

Bunker Oil
Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	505	OCT11	514	AUG12	532
JAN11	505	NOV11	514	SEP12	532
FEB11	503	DEC11	514	OCT12	532
MAR11	503	JAN12	532	NOV12	532
APR11	506	FEB12	532	DEC12	532
MAY11	506	MAR12	532	JAN13	532
JUN11	506	APR12	532
JUL11	511	MAY12	532
AUG11	511	JUN12	532
SEP11	511	JUL12	532

Aluminum — Volatility
Maturity	Vol(%p.a.)	Maturity	Vol (%p.a.)	Maturity	Vol (%p.a.)
VOLSPOT	25.5	VOL9M	27.0	VOL4A	24.5
VOL1M	26.5	VOL1A	26.7	VOL5A	24.0
VOL3M	27.0	VOL2A	25.9	VOL7A	24.0
VOL6M	27.1	VOL3A	25.1	VOL10A	24.0

FFA — Forward Freight Agreement
Maturity	Price (USD/day)	Maturity	Price (USD/day)	Maturity	Price (USD/day)
SPOT	20,009	OCT11	22,333	AUG12	22,083
JAN11	20,283	NOV11	22,333	SEP12	22,083
FEB11	22,021	DEC11	22,333	OCT12	22,083
MAR11	23,042	JAN12	22,083	NOV12	22,083
APR11	23,642	FEB12	22,083	DEC12	22,083
MAY11	23,642	MAR12	22,083	JAN13	21,992
JUN11	23,642	APR12	22,083
JUL11	22,450	MAY12	22,083
AUG11	22,450	JUN12	22,083
SEP11	22,450	JUL12	22,083

Coal
Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	128.25	OCT11	119	AUG12	119.75
JAN11	128.25	NOV11	119	SEP12	119.75
FEB11	128.25	DEC11	119	OCT12	119.75
MAR11	128.25	JAN12	119.75	NOV12	119.75
APR11	128	FEB12	119.75	DEC12	119.75
MAY11	128	MAR12	119.75	JAN13	116.5
JUN11	128	APR12	119.75
JUL11	119	MAY12	119.75
AUG11	119	JUN12	119.75
SEP11	119	JUL12	119.75

2. Rates

USD-Brazil Interest Rate
Maturity	Rate (% a.a)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
2/1/2011	2.16	4/1/2013	3.13	10/1/2015	4.48
3/1/2011	2.10	7/1/2013	3.28	1/4/2016	4.62
4/1/2011	2.20	10/1/2013	3.46	7/1/2016	4.74
7/1/2011	2.29	1/2/2014	3.61	1/2/2017	4.88
10/3/2011	2.42	4/1/2014	3.77	1/2/2018	5.10
1/2/2012	2.52	7/1/2014	3.90	1/2/2019	5.36
4/2/2012	2.66	10/1/2014	4.06	1/2/2020	5.58
7/2/2012	2.77	1/2/2015	4.21	1/4/2021	5.81
10/1/2012	2.90	4/1/2015	4.29	1/3/2022	6.04
1/2/2013	2.99	7/1/2015	4.37	1/2/2023	6.28

US Interest Rate
Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
USD1M	0.26	USD6M	0.46	USD11M	0.72
USD2M	0.28	USD7M	0.51	USD12M	0.78
USD3M	0.30	USD8M	0.56	USD2A	0.80
USD4M	0.35	USD9M	0.61	USD3A	1.30
USD5M	0.40	USD10M	0.67	USD4A	1.82

TJLP
Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
1/3/2011	6.00	7/2/2012	6.00	7/1/2014	6.00
2/1/2011	6.00	10/1/2012	6.00	10/1/2014	6.00
3/1/2011	6.00	1/2/2013	6.00	1/2/2015	6.00
4/1/2011	6.00	4/1/2013	6.00
7/1/2011	6.00	7/1/2013	6.00

BRL Interest Rate
Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
1/3/2011	10.66	7/2/2012	12.25	7/1/2014	12.09
2/1/2011	10.78	10/1/2012	12.28	10/1/2014	12.04
3/1/2011	10.91	1/2/2013	12.27	1/2/2015	12.04
4/1/2011	11.16	4/1/2013	12.29	4/1/2015	11.97
7/1/2011	11.62	7/1/2013	12.23	7/1/2015	11.97
10/3/2011	11.91	10/1/2013	12.23	10/1/2015	11.92
1/2/2012	12.05	1/2/2014	12.15	1/4/2016	11.95
4/2/2012	12.17	4/1/2014	12.10	7/1/2016	11.92
3. Currencies

EURO
Maturity	EUR/USD	Maturity	EUR/USD	Maturity	EUR/USD
EURSPOT	1.34	EUR9M	1.34	EUR4A	1.34
EUR1M	1.34	EUR1A	1.34	EUR5A	1.35
EUR3M	1.34	EUR2A	1.34	EUR7A	1.38
EUR6M	1.34	EUR3A	1.34	EUR10A	1.41

AUD
Maturity	AUD/USD	Maturity	AUD/USD	Maturity	AUD/USD
AUDSPOT	1.02	AUD9M	0.99	AUD4A	0.87
AUD1M	1.02	AUD1A	0.98	AUD5A	0.85
AUD3M	1.01	AUD2A	0.93	AUD7A	0.82
AUD6M	1.00	AUD3A	0.90	AUD10A	0.78

Currencies — Ending rates
USD/CAD	1.0020	USD/BRL	1.6662	EUR/USD	1.3372

Sensitivity Analysis on Derivatives from Parent Company
We present below the sensitivity analysis for all derivatives outstanding positions as of December 31, 2010 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:
•	MtM: the mark to market value of the instruments as at December 31st, 2010;

•	Scenario I: unfavorable change of 25% — Potential losses considering a shock of 25% in the market risk factors used for MtM calculation that negatively impacts the fair value of Vale’s derivatives positions;

•	Scenario II: favorable change of 25% — Potential profits considering a shock of 25% in the market curves used for MtM calculation that positively impacts the fair value of Vale’s derivatives positions;

•	Scenario III: unfavorable change of 50% — Potential losses considering a shock of 50% in the market curves used for MtM calculation that negatively impacts the fair value of Vale’s derivatives positions;

•	Scenario IV: favorable change of 50% — Potential profits considering a shock of 50% in the market curves used for MtM calculation that positively impacts the fair value of Vale’s derivatives positions;

Sensitivity analysis — Foreign Exchange and Interest Rate Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the	CDI vs. USD fixed rate swap	USD/BRL fluctuation	331	(1,353)	1,353	(2,705)	2,705
Real denominated debt indexed		USD interest rate inside Brazil variation		(91)	87	(187)	170
to CDI		Brazilian interest rate fluctuation		(28)	33	(49)	72
		USD Libor variation		(10)	10	(20)	19
	CDI vs. USD floating rate swap	USD/BRL fluctuation	16	(109)	109	(219)	219
		Brazilian interest rate fluctuation		0.05	0.06	0.25	0.20
		USD Libor variation		(0.4)	0.3	(0.9)	0.4
	Protected Items - Debt indexed to CDI	USD/BRL fluctuation	n.a.	—	—	—	—
Protection program for the	TJLP vs. USD fixed rate swap	USD/BRL fluctuation	106	(491)	491	(983)	983
Real denominated debt indexed		USD interest rate inside Brazil variation		(32)	30	(66)	59
to TJLP		Brazilian interest rate fluctuation		(67)	73	(129)	152
		USD Libor variation		(1)	1	(2)	2
		TJLP interest rate fluctuation		(80)	79	(161)	157
	TJLP vs. USD floating rate swap	USD/BRL fluctuation	47	(143)	143	(287)	287
		USD interest rate inside Brazil variation		(11)	10	(22)	19
		Brazilian interest rate fluctuation		(16)	18	(31)	37
		TJLP interest rate fluctuation		(39)	38	(77)	77
		USD Libor variation		(20)	20	(41)	41
	Protected Items - Debts indexed to TJLP	USD/BRL fluctuation	n.a.	—	—	—	—
Protection program for the	BRL fixed rate vs. USD	USD/BRL fluctuation	1	(39)	39	(78)	78
Real denominated fixed rate debt		USD interest rate inside Brazil variation		(1)	1	(3)	3
		Brazilian interest rate fluctuation		(4)	5	(8)	10
	Protected Items - Debts indexed to BRL	USD/BRL fluctuation	n.a.	39	(39)	78	(78)
Foreign Exchange cash flow hedge — Vale	BRL fixed rate vs. USD	USD/BRL fluctuation	36	(208)	208	(416)	416
		USD interest rate inside Brazil variation		(4)	4	(9)	8
		Brazilian interest rate fluctuation		(19)	20	(37)	40
	Hedged Items - Part of Revenues
	denominated in USD	USD/BRL fluctuation	n.a.	208	(208)	416	(416)
Foreign Exchange cash flow hedge — Albras	BRL fixed rate vs. USD	USD/BRL fluctuation		(103)	103	(207)	207
		USD interest rate inside Brazil variation	129	(1)	1	(3)	2
		Brazilian interest rate fluctuation		(7)	7	(14)	15
	Hedged Items - Part of Revenues
	denominated in USD	USD/BRL fluctuation	n.a.	103	(103)	207	(207)
Protection Program for the Euro denominated floating rate debt	EUR floating rate vs. USD floating rate swap	USD/BRL fluctuation	0 8	(0.2)	0.2	(0.4)	0.4
		EUR/USD fluctuation		(1)	1	(3)	3
		EUR Libor variation		(0.01)	0.01	(0.01)	0.01
		USD Libor variation		(0.00)	0.00	(0.00)	0.00
	Protected Items - Debts indexed to EUR	EUR/USD fluctuation	n.a.	1	(1)	3	(3)
Protection program for the	EUR fixed rate vs. USD fixed rate swap	USD/BRL fluctuation	(14)	(5)	5	(9)	9
Euro denominated fixed rate debt		EUR/USD fluctuation		(315)	315	(630)	630
		EUR Libor variation		(9)	9	(19)	19
		USD Libor variation		(14)	13	(28)	27
	Protected Items - Debts indexed to EUR	EUR/USD fluctuation	n.a.	315	(315)	630	(630)
Protection Program for the USD	USD floating rate vs. USD fixed rate	USD/BRL fluctuation	(6)	(2)	2	(4)	4
floating rate debt	swap	USD Libor variation		(0)	0	(1)	1
	Protected Items - Vale Inco's Floating
	rate debt	USD Libor variation	n.a.	0	(0)	1	(1)
Foreign Exchange Protection	Australian dollar forwards	USD/AUD fluctuation		(3)	3	(6)	6
Program on Coal Fixed Price Sales		USD/BRL fluctuation	4	(1)	1	(2)	2
		Libor USD fluctuation		0 00	0 00	0 00	0 00
	Protected Item: Part of Vale's costs
	in Australian Dollar	USD/AUD fluctuation	n.a.	3	(3)	6	(6)

Sensitivity analysis — Commodity Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Nickel sales	Sale of nickel	Nickel price fluctuation	(87)	(189)	189	(377)	377
hedging program	future/forward	Libor USD fluctuation		0	0	(1)	1
	contracts	USD/BRL fluctuation		(18)	18	(37)	37
	Hedged Item: Part of	Nickel price fluctuation	n.a.	189	(189)	377	(377)
	Vale’s revenues
	linked
	to Nickel price
Nickel fixed	Purchase of nickel	Nickel price fluctuation	22	(22)	22	(44)	44
price program	future/forward	Libor USD fluctuation		(0.0)	0.0	(0.1)	0.1
	contracts	USD/BRL fluctuation		(5)	5	(10)	10
	Protected Item:	Nickel price fluctuation	n.a.	22	(22)	44	(44)
	Part of Vale’s
	nickel revenues
	from sales with
	fixed prices
Nickel purchase	Sale of nickel	Nickel price fluctuation	(0.3)	(1)	1	(2)	2
protection program	future/forward	Libor USD fluctuation		(0.000)	0.000	(0.001)	0.001
	contracts	USD/BRL fluctuation		0.0	0.0	(0.1)	0.1
	Protected Item:	Nickel price fluctuation	n.a.	1	(1)	2	(2)
	Part of Vale’s
	revenues linked to
	Nickel price
Bunker Oil Purchase	Bunker Oil forward	Bunker Oil price fluctuation	19	(51)	51	(103)	103
Protection Program		Libor USD fluctuation		(0.1)	0.1	(0.3)	0.3
		USD/BRL fluctuation		(5)	5	(11)	11
	Protected Item:	Bunker Oil price fluctuation	n.a.	51	(51)	103	(103)
	part of Vale’s
	costs linked to
	Bunker Oil price
Copper Scrap	Sale of copper	Copper price fluctuation	(0.5)	(1)	1	(1)	1
Purchase Protection	future/forward	Libor USD fluctuation		0.000	0.000	0.000	0.000
Program	contracts	BRL/USD fluctuation		(0.1)	0.1	(0.2)	0.2
	Protected Item:	Copper price fluctuation	n.a.	1	(1)	1	(1)
	Part of Vale’s
	revenues linked to
	Copper price

Sensitivity analysis — Embedded Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded derivatives — Raw	Embedded derivatives —Raw material	Nickel price fluctuation	(2)	(6)	6	(13)	13
material purchase (Niquel)	purchase	BRL/USD fluctuation		(0)	0	(1)	1
Embedded derivatives — Raw	Embedded derivatives —Raw material	Copper price fluctuation	(5)	(25)	25	(51)	51
material purchase (Cobre)	purchase	BRL/USD fluctuation		(2)	2	(5)	5
Embedded derivatives —	Embedded derivatives —Energy	Aluminum price fluctuation	(295)	(94)	155	(128)	274
Energy purchase	purchase —Aluminum Options	BRL/USD fluctuation		(73)	73	(145)	145
Sensitivity Analysis on Derivatives from jointly controlled companies

						Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program	CDI vs. USD fixed	USD/BRL fluctuation	(34)	(38)	38	(76)	76
	rate swap	USD interest rate inside Brazil variation		(0.5)	0.5	(1.0)	1.0
		Brazilian interest rate fluctuation		0.00	0.00	0.00	0.00
	Protected Item —Debt indexed to USD	USD/BRL fluctuation	n.a.	38	(38)	76	(76)
Hedging program	USD floating rate vs. USD fixed rate swap	USD/BRL fluctuation	(0.6)	(0.1)	0.1	(0.3)	0.3
		USD Libor variation		(0.0)	0.0	(0.1)	0.1
	Hedged Item —Debt indexed to Libor	USD Libor variation	n.a.	0.0	(0.0)	0.1	(0.1)
Sensitivity Analysis on Debt and Cash Investments
The Company’s funding and cash investments linked to currencies different from Brazilian Reais are subjected to volatility of foreign exchange currencies, such as EUR/USD and USD/BRL.

						Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	No fluctuation
Funding	Debt denominated in USD	USD/BRL fluctuation	(7,077)	7,077	(14,154)	14,154
Funding	Debt denominated in EUR	EUR/USD fluctuation	(6)	6	(12)	12
Cash Investments	Cash denominated in BRL	No fluctuation
Cash Investments	Cash denominated in USD	USD/BRL fluctuation	(1 ,821)	1,821	(3,641)	3,641
Financial counterparties ratings
Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually for the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s and S&P agencies for the financial institutions that we had outstanding trades as of December 31, 2010.

Vale’s Counterparty	Moody’s*	S&P*
Banco Santander	Aa3	AA
Itau Unibanco*	A2	—
HSBC	A1	AA-
JP Morgan Chase & Co	A1	A+
Banco Bradesco*	A1	BBB
Banco do Brasil*	A2	BBB-
Banco Votorantim*	A3	BB+
Credit Agricole	Aa2	AA-
Standard Bank	A3	A
Deutsche Bank	A1	A+
BNP Paribas	Aa3	AA
Standard Bank	—	—
Citigroup	Baa1	A
Banco Safra*	Baa1	BBB-
ANZ Australia and New Zeland Banking	Aa2	AA
Banco Amazônia SA	—	—
Societe Generale	Aa3	A+
Bank of Nova Scotia	Aa2	AA-
Natixis	A1	A+
Royal Bank of Canada	Aa2	AA-
China Construction Bank	A1	A-
Goldman Sachs	A2	A
Bank of China	A1	A-
Barclays	Baa1	A+
BBVA Banco Bilbao Vizcaya Argentaria	Aa3	AA

*	For brazilian Banks we used local long term deposit rating

**	Parent company’s rating

27. Information by Business Segment and Consolidated Revenues by Geographic Area
The Company discloses information by consolidated operating business segment and revenues by consolidated geographic area in accordance with the principles and concepts as the “main manager of operations” by which financial information should be presented in the internal bases used by decision makers to performance evaluation of the segments and to decide how to allocate resources to segments.
The Executive Board, based on the available information makes analysis for strategic decision making, reviewing and directing the application of resources, considering the performance of the productive sectors, of the business and performing analysis of results by geographic segments from the perspective of marketing, market concentration, logistics operation and product placement.
     Our data was analyzed by product and segment as follows:
Bulk Material — includes the extraction of iron ore and pellet production and transport systems of North and Southeast, including railroads, ports and terminals, and related mining operations. The manganese ore and ferroalloys are also included in this segment.
Basic metals — comprises the production of non-ferrous minerals, including nickel (co-products and byproducts), copper and aluminum — includes the trading of aluminum, alumina refining and aluminum smelting metals and investments in joint ventures and associated bauxite mining.
Fertilizers — comprises three major groups of nutrients: potash, phosphate and nitrogen. This business is being formed through a combination of acquisitions and organic growth. This is a new business reported in 2010.
Logistic services — includes our system of cargo transportation for third parties divided into rail transport, port and shipping services.
Others — comprises our investments in joint ventures and associate in other businesses.
Information presented to senior management with the performance of each segment is generally derived from accounting records maintained in accordance with accounting principles generally accepted in Brazil, with some minor reallocations between segments.

Results by segment — before eliminations (segment)

								Annual period ended
	December 31, 2010							December 31, 2009
						Elimination							Eliminination
						and							and
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	reclassification	Consolidated	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	reclassification	Consolidated
Net income
Revenue	108.410	18.992	3.456	4.033	2.399	(54.065)	83.225	53.218	17.948	810	3.303	1.107	(27.890)	48.496

Cost and expenses	(66.485)	(15.596)	(3.284)	(3.225)	(2.469)	54.065	(36.994)	(37.115)	(16.327)	(420)	(2.379)	(1.525)	27.890	(29.876)
Deprecitation, depletion and amortization	(2.605)	(2.436)	(374)	(271)	(55)	—	(5.741)	(2.169)	(2.810)	(56)	(366)	(46)	—	(5.447)

	39.320	960	(202)	537	(125)	—	40.490	13.934	(1.189)	334	558	(464)	—	13.173

Financial Results	(1.118)	(1.558)	109	(13)	(183)	—	(2.763)	2.836	(649)	—	(99)	6	—	2.094
Gain on sale of assets	—	—	—	—	—	—	—	174	(191)	—	—	110	—	93
Results of equity interests, on non-controlling entities	113	(2)	—	6	(165)	—	(48)	75	1	—	4	19	—	99
Income tax and social contribution	(7.420)	430	(5)	(77)	36	—	(7.036)	(5.783)	962	—	(134)	1	—	(4.954)

Income from continuing operations	30.895	(170)	(98)	453	(437)	—	30.643	11.236	(1.066)	334	329	(328)	—	10.505
Results on discontinued operations	—	(222)	—	—	—	—	(222)	—	—	—	—	—	—	—

Net income of the period	30.895	(392)	(98)	453	(437)	—	30.421	11.236	(1.066)	334	329	(328)	—	10.505

Income attributable to non-controlling shareholders	(39)	(347)	39	—	(4)	—	(351)	22	(179)	—	—	(11)	—	(168)

Income attributable to the Company’s shareholders	30.856	(739)	(59)	453	(441)	—	30.070	11.258	(1.245)	334	329	(339)	—	10.337

Sales classified by geographic area:

America, except United States	2.748	2.714	70	24	30	(1.622)	3.964	1.091	2.704	—	4	—	(1.177)	2.622
United States of America	232	1.380	—	2	918	(99)	2.433	77	1.762	—	—	585	(160)	2.264
Europa	23.156	5.588	10	12	191	(12.721)	16.236	12.309	5.186	—	—	2	(9.416)	8.081
Middle East/Africa/Oceania	5.401	463	32	—	—	(2.015)	3.881	2.324	701	—	—	—	(1.412)	1.613
Japan	12.285	2.489	—	—	18	(5.489)	9.303	5.067	1.802	—	—	—	(2.161)	4.708
China	46.679	1.683	—	—	4	(20.784)	27.582	24.777	1.757	—	119	53	(8.065)	18.641
Asia, except Japan and China	8.837	3.125	23	—	2	(4.348)	7.639	3.660	2.264	—	—	61	(1.860)	4.125
Brazil	9.072	1.550	3.321	3.995	1.236	(6.987)	12.187	3.913	1.772	810	3.180	406	(3.639)	6.442
Gross revenue	108.410	18.992	3.456	4.033	2.399	(54.065)	83.225	53.218	17.948	810	3.303	1.107	(27.890)	48.496

Assets
Fixed assets and intangibles	56.150	58.166	17.056	7.050	9.939	—	148.361	43.154	61.235	2.491	7.140	11.368	—	125.388
Investments	480	18	—	224	3.223	—	3.945	525	22	—	218	3.797	—	4.562

28. Cost of Goods Sold and Services Rendered, and Expenses by Nature
The costs of goods sold and services rendered are as follows:

	Consolidated		Parent Company
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Cost of goods sold and services rendered
Wages	3.921	4.077	2.029	1.879
Material	6.071	5.943	2.959	2.716
Fuel oil and gas	3.615	2.777	1.597	1.128
Outsourcing services	4.640	4.274	3.720	2.904
Energy	2.243	1.760	1.090	747
Purchase products	1.903	1.219	1.741	363
Depreciation and deplition	4.916	4.642	1.669	1.636
Others	6.447	3.058	3.087	2.276

Total	33.756	27.750	17.892	13.649

The costs are demonstrated in the tables as follows:

	Consolidated		Parent Company
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Selling and Administrative expenses
Personal	828	640	507	377
Services (consulting, infrastructure and others)	624	385	376	213
Advertising and publicity	221	199	213	184
Depreciation	427	385	314	295
Travel Expenses	52	36	24	15
Taxes and rents	94	87	33	14
Indigenous communities	20	21	20	21
Rouanet law	104	43	90	43
Others	250	148	134	62
Sales (*)	581	403	37	20

Total	3.201	2.347	1.748	1.244

(*)	It represents primarily, expenditures with offices abroad, and the allowance for doubtful receivables.

	Consolidated		Parent Company
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Others operationals expenses(revenues), net
Provision for contingency	242	230	88	236
Provision for loss with taxes credits (ICMS)	210	259	23	81
Provision for variable remuneration	453	320	266	196
Vale do Rio Doce Foundation — FVRD	96	99	92	99
Recovery taxes (PIS/COFINS)	—	—	—	(295)
Provision for disposal of materials/inventory	191	9	4	—
Usufruct shares	32	32	—	—
Disposals of mining rights	97	—	—	—
Pre operational, plant stoppages and idle capacity	1.968	1.998	82	596
Research and development	1.567	1.964	1.003	1.314
Others	922	315	204	14

Total	5.778	5.226	1.762	2.241

29. Financial Income and Costs
The table below shows in detail the financial results that occurred during the periods recorded by nature and competence:

	Consolidated		Parent Company
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Interest	(2.155)	(1.859)	(2.042)	(2.253)
Labor, tax and civil contingencies	(282)	(160)	(261)	(156)
Derivatives	(305)	(576)	(1)	(1)
Monetary and exchange rate variation	(804)	(6.175)	(893)	(33)
Stockholders’ debentures	(849)	(437)	(849)	(437)
IOF	(137)	(72)	(57)	(15)
Others	(1.367)	(763)	(531)	(408)

	(5.899)	(10.042)	(4.634)	(3.303)

Financial revenue
Related parties	1	—	73	41
Short-term investments	434	705	210	318
Derivatives	1.341	3.515	1.171	2.529
Monetary and exchange rate variation	1.247	7.755	1.542	10.370
Others	113	161	17	78

	3.136	12.136	3.013	13.336

Financial results, net	(2.763)	2.094	(1.621)	10.033

Monetary and exchange rate variation
Cash and cash equivalents	(192)	(3.446)	(16)	(33)
Loans and financing	1.247	7.755	367	523
Related parties	—	—	1.174	9.724
Others	(612)	(2.729)	(877)	123

Net	442	1.580	648	10.337

30. Commitments
Nickel Project — New Caledonia
Regarding the agreement on tax relief for finance lease sponsored by the French Government, we provide some assurances in December 2004 in favor of New Caledonia Vale SAS (“VNC”) for which we guarantee payments due from the VNC to a maximum amount of US$100 million (equivalent to R$167 on December 31, 2010) (“Maximum Amount”) in relation to indemnity. This guarantee was provided by BNP Paribas for the benefit of taxes investors of Gnifi, a special purpose entity that owns a portion of assets in our nickel cobalt processing plant in New Caledonia (Girardin Assets). We also provide an additional guarantee covering the payments due to VNC of (a) amounts that exceed the Maximum Amount in relation to indemnity and (b) certain other amounts payable by VNC under the lease agreement covering the Girardin Assets. This guarantee was provided by BNP Paribas for the benefit of GniFi.
Another commitment related to VNC was that Girardin Assets would be substantially completed by December 31, 2009. Due to the Administration delay, proposed an extension of the term to December 31, 2010, which was accepted. Consequently, the benefits of the financing structure are highly probable and we do not anticipate losses from the tax advantages provided under this financing structure.
In 2009, two new bank guarantees totaling US$58 million (€$43 million, equivalent to R$97 in December 31, 2010 were agreed). The new agreement was made by us in the name of VNC and in favor of the South Province of New Caledonia in order to ensure the performance of VNC with respect to certain obligations environmental concerns in relation to a metallurgical plant and storage facility for waste of Kwe West.
Sumic Nickel Netherlands BV (Sumic), holder of 21% shares of VNC, have an option to sell to us 25%, 50% or 100% of its shares of VNC. The option may be exercised if the defined cost of the initial project of development of nickel-cobalt as defined by funding granted to VNC, and in local currency converted to US dollars at specific exchange rates, in the form of financing Girardin, Stockholders’ loans and equity contributions from Stockholders to VNC exceed US$4.2 billion (equivalent to R$7 billion in December 31, 2010) and an agreement is not reached on how to proceed with the project. On February 15, 2010, we added formally to our agreement with Sumic to raise the limit to approximately US$4.6 billion at specific exchange rates 7,7 billion in December 31, 2010. On May 27, 2010 the limit was reached, and in October 22, 2010 an agreement was signed to extend the date of the put option for the first half of 2011. On January 25, 2011 a further extension of the agreement was signed extending the date of the put option to the second half of 2011.
We granted a warranty covering certain indemnity payments of VNC (Vale Inco New Caledonia) to supplier, under a supply agreement for electricity (“ESA”), concluded in October 2004 for the VNC project. The amount of indemnity payments depends on a number of factors, including whether the termination of ESA is the result of any breach of contract by the VNC and that date of early termination of contract. During the first quarter of 2010 the supply of electricity by ESA began and guaranteed amounts were reduced Lifelong ESA based on the maximum amount. On December 31, 2010, the guarantee was US$169 million (€$126 million, equivalent to R$282 on December 31, 2010).
In February 2009, we and our subsidiary Vale Newfoundland and Labrador Limited (“VNL”) celebrate additions to the Development Agreement of Voisey’s Bay with the Government of Newfoundland and Labrador, Canada, which allows VNL to ship up to 55,000 t of nickel concentrate from mines in the area of Voisey’s Bay. As part of the agreement, VNL has agreed to provide to the Government of Newfoundland and Labrador financial security in the form of letters of credit, each one in the amount of US$16 million (CAD$16 million equivalent to R$27 in December 31, 2010) for each shipments of nickel concentrate sent out of the province from January 1, 2009 through August 31, 2009. The amount of this collateral was US$110 million (CAD$112 million) (equivalent to R$183 on December 31, 2010) based on the seven shipment of nickel concentrate, and at December 31, 2010, US$11 million (CAD$11 million) (equivalent to R$18 on December 31, 2010) remaining open.
On December 31, 2010 there was an additional US$114 million (equivalent to R$190 on December 31, 2010) of letters of credit issued and unsettled in accordance with our revolving line of credit as well as an additional US$39 million (equivalent to R$65 in December 31, 2010) in letters of credit and US$57 million (equivalent to R$95 on December 31, 2010) in bank guarantees issued and unsettled. These are associated with environmental complaints and other operational items associated, as well as insurance, electricity commitments and rights to import and export.
Leasing
The table below shows the minimum value of future annual payments of operating leases at December 31, 2010.
Years ended December 31:

2011	178
2012	178
2013	178
2014	178
2015 and after	1.820

Total	2.532

The total expenses with operating leases on December 31, 2010 and 2009 was R$178 and R$198, respectively.
Concession Contracts and Sub-concessions
(a) Rail companies
The Company and certain group companies entered into with the Union, through the Ministry of Transport, concession agreements for exploration and development of public rail transport of cargo and leasing of assets for the provision of such services. The accounting records of grants and sub-concessions are presented in notes 16 and 23.
The concession terms for the railroad are:

Railroads	End of the concession period
Vitória a Minas e Carajás (direct) (*)	June 2027
Carajás (direct) (*)	June 2027
Malha Centro-Leste (Indirect via FCA)	August 2026
Malha Sudeste (Indirect via MRS)	December 2026
Ferrovia Norte Sul S.A. (FNS)	December 2037

(*)	Concessions not onerous.
The grant shall be terminated with the completion of one of the following events: termination of the contract term, expropriation, forfeiture, cancellation, annulment or dissolution and bankruptcy of the concessionaire.

The concessions, sub-concessions and leasing of the subsidiaries companies are recorded in the concept of operational lease and presents the following.

	FNS		FCA	MRS
Railroads
1) Total number of plots	3		112	118
2) Periodicity of payments	(*	)	Quarterly	Quarterly
3) Update index	IGP-DI FGV		IGP-DI FGV	IGP-DI FGV
4) Plots paid	2		47	50
5) Plots updated value
Concession	R$0		R$2	R$3
Leasing	R$0		R$29	R$49
Subconcession	R$496		R$0	R$0

(*)	In accordance with the delivery of each stretch of the railway
(b) Port
The Company has specialized port terminals, as follows:

		Expiration of the
Terminal	Location	concession term
Terminal de Tubarão, Praia Mole e Granéis Líquidos	Vitória - ES	2020
Terminal de Praia Mole	Vitória - ES	2020
Terminal de Produtos Diversos	Vitória - ES	2020
Terminal de Granéis Líquidos	Vitória - ES	2020
Terminal de Vila Velha	Vila Velha - ES	2023
Terminal Marítimo de Ponta da Madeira — Píer I e III	São Luís - MA	2018
Terminal Marítimo de Ponta da Madeira — Píer II	São Luís - MA	2010 (*	)
Terminal Marítimo Inácio Barbosa	Aracaju - SE	2012
Terminal de Exportação de Minério — Porto de Itaguaí	Rio de Janeiro - RJ	2021
Terminal Marítimo da Ilha Guaíba — TIG — Mangaratiba	Rio de Janeiro - RJ	2018

(*)	The extension of the duration for 36 months until the date that of a new price bidding
31. Related Parties
Transactions with related parties are made by the Company in a strictly commutative manner, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.
In the normal course of operations, Vale contract rights and obligations with related parties (subsidiaries, associated companies, jointly controlled entities and Stockholders), derived from operations of sale and purchase of products and services, leasing of assets, sale of raw material, so as rail transport services, with prices agreed between the parties and also mutual transactions with interest rate of 94% of CDI.
The balances of these related party transactions and their effect on financial statements may be identified as follows:

						Consolidated
						Assets
	December 31, 2010		December 31, 2009		January 1, 2009
	Customers	Related parties	Customers	Related parties	Customers	Related parties
Baovale Mineração S.A.	1	—	1	2	2	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	216	—	29	—	8	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	—	—	1	—	35	7
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	—	—	—	—	10	1
Korea Nickel Corporation	20	—	19	—	90	—
MRS Logistica S.A.	1	—	—	—	—	—
Samarco Mineração S.A.	44	6	10	37	1	11
Other	189	92	31	29	115	9

Total	471	98	91	68	261	28

Recorded as :
Current	471	90	91	4	261	28
Non-Current	—	8	—	64	—	—

	471	98	91	68	261	28

						Consolidated
						Liabilities
	December 31, 2010		December 31, 2009		January 1, 2009
	Suppliers	Related parties	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	25	—	19	—	23	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	5	1	5	2	18	8
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	245	—	28	1	15	51
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	8	—	5	—	46	27
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	9	10	8	10	23	58
Minas da Serra Geral	8	—	8	14	8	7
Mineração Rio do Norte S.A.	25	—	26	—	53	—
MRS Logistica S.A.	8	—	310	108	168	125
Mitsui & CO, LTD	101	—	45	—	—	—
Other	118	16	55	1	49	11

Total	552	27	509	136	403	287

Recorded as :
Current	552	24	509	33	403	162

Non-current	—	3	—	103	—	125

	552	27	509	136	403	287

						Parent Company
						Assets
	December 31, 2010		December 31, 2009		January 1, 2009
	Custormers	Related parties	Custormers	Related parties	Custormers	Related parties
ALUNORTE — Alumina do Norte do Brasil S.A.	2	18	33	72	65	127
Baovale Mineração S.A.	2	3	3	—	3	2
Companhia Portuária Baía de Sepetiba — CPBS	1	6	—	—	1.184	—
CVRD OVERSEAS Ltd.	1.244	—	545	—	—	—
Ferrovia Centro — Atlântica S.A.	50	44	59	68	61	30
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	438	—	60	—	—	—
Minerações Brasileiras Reunidas S.A. — MBR	4	677	6	687	10	678
MRS Logistica S.A.	1	21	1	6	1	17
Salobo Metais S.A.	7	5	3	234	2	234
Samarco Mineração S.A.	88	13	21	75	1	378
Vale International S.A.	15.614	1.553	1.672	4.653	7.857	3.102
Vale Manganês S.A.	32	182	36	181	7	597
Other	274	537	167	226	253	465

Total	17.757	3.059	2.606	6.202	9.444	5.630

Recorded as:
Current	17.757	1.123	2.606	4.360	9.444	2.232
Non-current	—	1.936	—	1.842	—	3.398

	17.757	3.059	2.606	6.202	9.444	5.630

						Parent Company
						Liabilities
	31 de dezembro de 2010		31 de dezembro de 2009		01 de janeiro de 2009
	Suppliers	Related parties	Suppliers	Related parties	Suppliers	Related parties
ALUNORTE — Alumina do Norte do Brasil S.A.	15	—	16	—	13	—
Baovale Mineração S.A	51	—	39	—	46	—
Companhia Portuária Baía de Sepetiba — CPBS	28	—	30	2	—	80
CVRD OVERSEAS Ltd.	—	217	—	491	—	790
Ferrovia Centro — Atlântica S.A.	19	—	14	2	13	57
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	9	—	9	—	36	12
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	500	—	57	2	31	104
Minerações Brasileiras Reunidas S.A. — MBR	32	271	30	88	28	22
MRS Logistica S.A.	25	—	433	—	224	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	18	21	17	21	47	139
Salobo Metais S.A.	—	—	16	—	—	—
Samarco Mineração S.A	4	32.412	42	34.808	30	46.252
Vale Manganês S.A.	101	—	45	—	—	—
Others	199	2	97	40	151	133

Total	1.001	32.923	845	35.454	619	47.589

Recorded as:
Current	1.001	5.326	845	7.343	619	9.578
Non-current	—	27.597	—	28.111	—	38.011

	1.001	32.923	845	35.454	619	47.589

						Consolidated
		Income		Cost/Expense		Financial
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Baovale Mineração S.A	8	5	18	18	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	—	—	103	33	1	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	386	75	477	68	3	(2)
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	40	17	1	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	67	44	1	(1)
Log-in S.A.	10	28	—	—	(0)	1
Mineração Rio do Norte S.A.	—	—	165	240	(0)	—
MRS Logistica S.A.	16	13	610	526	33	(30)
Samarco Mineração S.A	360	92	—	—	—	—
Mitsui & Co Ltd	—	—	2	61	—	—
Others	12	2	37	11	4	—

Total	792	215	1.518	1.018	42	(32)

						Parent Company
		Income	Cost/Expense			Financial
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
ALBRAS — Alumínio Brasileiro S.A.	159	130	—	—	—	—
ALUNORTE — Alumina do Norte do Brasil S.A.	284	368	151	131	(1)	(22)
Baovale Mineração S.A.	16	10	36	37	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	—	—	206	66	2	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	828	161	1.141	130	2	(3)
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	88	35	2	(1)
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	263	89	2	63
Companhia Portuária Baia de Sepetiba — CPBS	—	—	310	291	(0)	(7)
CVRD Overseas Ltd.	6.511	2.551	—	—	(108)	131
Ferrovia Centro — Atlântica S.A.	196	182	97	9	10	5
Ferrovia Norte Sul S.A.	13	—	—	—	—	—
Vale Canada Limited	8	—	—	—	43	—
MRS Logistica S.A.	22	19	1.035	899	71	—
Samarco Mineração S.A.	719	184	—	—	—	—
Vale Energia S.A.	1	—	435	217	—	—
Vale International S.A.	36.418	19.002	—	—	(458)	8.370
Vale Manganês S.A.	93	72	—	—	—	—
Mitsui & Co Ltd	—	—	2	61	—	—
Others	78	18	—	22	19	26

Total	45.345	22.697	3.764	1.986	(415)	8.562

Additionally, Vale retains with its Stockholders, Banco Nacional de Desenvolvimento Social and the BNDES Participacoes S. A., values of R$3.618 and R$1,232 as at December 31, 2010, relating to operations of interest-bearing loans at market interest rates, whose maturity is September 2029. The operations generated interest expense in the amount of R$147. And financial transactions with Bradesco in the amount of R$956 as at December 31, 2010, generated in income interest expenses in the amount of R$9.

Total remuneration of members of the board of directors and statutory auditors. The remuneration of key management can be presented as follows:

	As of December 31,
	2010	2009
Short-term benefits:	56	37

- Wages or pro-labor	17	15
- Direct and indirect benefits	18	3
- Bonus	21	19
Long-term benefits:	30	11

- Based on stock	30	11
Termination of position	4	4

	90	52

Additional Information (unaudited)
Social Balance
The Company presents annually its sustainability report, prepared in accordance with the guidelines of Global Reporting Initiative (GRI), which reaffirms the commitment to strategically reinforce strategically the sustainable development by means of major global guidelines, in particular the Sustainable Development Policy of the Company, which aims to build a social, economic and environmental legacy in regions where it operates, composed of the pillars of Sustainable Operator, Catalyst for Local Development and Global Agent of Sustainability. Within these principles and guidelines, the Company publishes the social balance that demonstrates the indicators of social, environmental, functional quantitative and relevant information regarding corporate citizenship that was prepared in accordance with the Resolution of the Federal Accounting Council — CFC 1003. The information presented has been obtained through the auxiliary records and of certain management information of the Company, the direct and indirect subsidiaries and jointly controlled entities.
Besides technical and economic aspects, the Company considers the aspects of legal, environmental and health and safety in selecting its suppliers. From a legal standpoint, it is required legally on the tax and labor and social security questions. The environmental aspect is verified by documents that evidencing the legally of the operations of suppliers with the competent organs, in addition to evidence of implementation of policies of environmental preservation. The commitment to health and safety is evaluated through a questionnaire that measures the practice of preventive policies. It also considered the importance of the supplier performance in their region of origin. Besides hiring suppliers taking into consideration the above criteria, the Company also implements the Supplier Development Program (PDF). By fostering the development of suppliers, PDF unfolds in benefits also to the community and to the business in the region, supporting their socioeconomic development. Besides hiring suppliers taking into consideration the above criteria, Vale has, in partnership with the federations of industries, government agencies and other entities of classes, regional development programs of suppliers. To strengthen relationships with our small and medium regional suppliers through training and tools to promote the realization of business with local suppliers, promoting entities’ growth, generate employment and income, contributing to sustainable development in the areas we serve, Vale implemented the INOVE (innovate) program.

	Consolidated			Parent company
	2010	2009	2010	2009

Basis of calculation
Gross revenue	85.345	49.812	52.905	27.285
Operating income before financial results and equity results	40.490	13.173	29.984	9.296
Gross payroll	4.544	2.549	2.650	2.127

	Amount	Payroll	Operating income	Amount	Payroll	Operating income	Amount	Payroll	Operating income	Amount	Payroll	Operating income

Labor indicators
Nutrition	373	8%	1%	295	12%	2%	323	12%	1%	251	12%	3%
Compulsory payroll charges	1.056	23%	3%	792	31%	6%	760	29%	3%	634	30%	7%
Transportation	184	4%	0%	159	6%	1%	159	6%	1%	136	6%	1%
Pension Plan	267	6%	1%	208	8%	2%	119	4%	0%	106	5%	1%
Health	481	11%	1%	339	13%	3%	227	9%	1%	226	11%	2%
Education	140	3%	0%	105	4%	1%	99	4%	0%	85	4%	1%
Nursery	3	0%	0%	3	0%	0%	3	0%	0%	3	0%	0%
Employee profit sharing plan	842	19%	2%	868	34%	7%	778	29%	3%	635	30%	7%
Others	119	3%	0%	86	3%	—	98	4%	0%	68	3%	1%

Total — Labor indicators	3.467	77%	8%	2.855	111%	23%	2.566	97%	9%	2.144	101%	23%

		% of			% of			% of			% of
	Amount	Payroll	Operating income	Amount	Payroll	Operating income	Amount	Payroll	Operating income	Amount	Payroll	Operating income

Social Indicators
Taxes (excluding payroll charges)	9.543	24%	11%	5.810	44%	12%	9.035	30%	17%	6.336	68%	23%
Taxes paid recover	(1.725)	-4%	-2%	(571)	-4%	-1%	(1.582)	-5%	-3%	(532)	-6%	-2%
Citizenship investments	690	2%	1%	489	4%	1%	618	2%	1%	482	5%	2%
Social actions and projects	490	1%	1%	370	3%	1%	421	1%	1%	366	4%	1%
Culture	173	—	—	100	—	—	172	—	—	97	—	—
Native community	27	—	—	19	—	—	25	—	—	19	—	—
Environmental investments	1.271	3%	1%	1.397	11%	3%	626	2%	1%	1.156	12%	4%

Total -Social Indicators	9.779	24%	11%	7.125	54%	14%	8.696	29%	0%	7.442	81%	27%

Workforce Indicators
Number of employees at the end of the period			70.785			60.036			41.111			40.101
Number of admittances during the period			12.312			2.633			6.494			1.805

Social and environmental projects developed by the company are defined by:			directors	(X	)	directors and managers	(X	)	all of employees
Occupational health and safety standards were defined by:	(X	)	directors and managers			all of employees			all + CIPA
Concerning Unions and the right to negotiate collectively and have internal representation of the employees, the company:			is not involved in			follows the standards of ILO	(X	)	encourezes and follows the ILO
The pension plan system covers:	(X	)	directors	(X	)	directors and managers	(X	)	all of employees
Profits sharing covers:	(X	)	directors	(X	)	directors and managers	(X	)	all of employees
On selecting suppliers, the same ethical standards of social and environmental responsibility adopted by the company:			are not considered			are recomended	(X	)	are required
Concerning the participation of employees in voluntary work programs, the company:			is not involved in	(X	)	support	(X	)	organizes and encoureges

Social responsabitlity criteria to select suppliers

35. Conselheiros, Membros dos Comitês e Diretores

Board of Directors	Governance and Sustainability Committee
Jorge Luiz Pacheco
Ricardo José da Costa Flores	Renato da Cruz Gomes
Chairman	Ricardo Simonsen

Mário da Silveira Teixeira Júnior	Fiscal Council
Vice-President

Marcelo Amaral Moraes
Eduardo Fernando Jardim Pinto	Chairman
Jorge Luiz Pacheco
José Mauro Mettrau Carneiro da Cunha	Aníbal Moreira dos Santos
José Ricardo Sasseron	Antônio José de Figueiredo Ferreira
Ken Abe	Nelson Machado
Luciano Galvão Coutinho	Alternate
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes	Cícero da Silva
Sandro Kohler Marcondes	Marcus Pereira Aucélio
Oswaldo Mário Pêgo de Amorim Azevedo
Alternate	Executive Officers

Deli Soares Pereira	Roger Agnelli
Hajime Tonoki	Chief Executive Officer
João Moisés de Oliveira
Luiz Augusto Ckless Silva	Carla Grasso
Luiz Carlos de Freitas	Executive Officer for Human Resources and Corporate
Luiz Felix de Freitas	Services
Paulo Sergio Moreira da Fonseca
Raimundo Nonato Alves Amorim	Eduardo de Salles Bartolomeo
Rita de Cássia Paz Andrade Robles	Executive Officer for Integrated Bulk Operations
Wanderlei Viçoso Fagundes
Eduardo Jorge Ledsham
Advisory Committees of the Board of Directors	Executive Office for Exploration, Energy and Projects

Controlling Committee	Guilherme Perboyre Cavalcanti
Luiz Carlos de Freitas	Chief Financial Officer and Investor Relations
Paulo Ricardo Ultra Soares
Paulo Roberto Ferreira de Medeiros	José Carlos Martins
Executive Officer for Marketing, Sales and
Executive Development Committee	Strategy
João Moisés de Oliveira
José Ricardo Sasseron	Mário Alves Barbosa Neto
Oscar Augusto de Camargo Filho	Executive Officer for Fertilizers

Strategic Committee	Tito Botelho Martins
Roger Agnelli	Executive Officer for Base Metals Operations
Luciano Galvão Coutinho
Mário da Silveira Teixeira Júnior	Marcus Vinícius Dias Severini
Oscar Augusto de Camargo Filho	Chief Officer of Accounting and Control Department
Ricardo José da Costa Flores

Finance Committee	Vera Lúcia de Almeida Pereira Elias
Guilherme Perboyre Cavalcanti	Chief Accountant
Luiz Maurício Leuzinger	CRC-RJ — 043059/O-8
Ricardo Ferraz Torres
Wanderlei Viçoso Fagundes

OPINION OF THE CONTROLLING COMMITTEE ON ANNUAL REPORT AND FINANCIAL STATEMENTS
Vale S.A (“Vale”) controlling committee, on the terms of article 24, paragraph IV of its Bylaws, after examining the Annual Report and the Financial Statements related to the fiscal year 2010, recommend to the fiscal council the approval of the referred documents.
Rio de Janeiro, February 24, 2011.

Paulo Ricardo Ultra Soares	Paulo Roberto Ferreira de Medeiros

Luiz Carlos de Freitas

OPINION OF THE FISCAL COUNCIL ON THE ANNUAL REPORT AND FINANCIAL STATEMENTS OF VALE
S.A. FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010
The Fiscal Council of Vale S.A (“Vale”), in carrying out its legal and statutory duties, after examining the Company’s Annual Report, Balance Sheet. Statement of Income, Statement of Comprehensive Income, Statement of Cash Flows, Statement of Changes in Stockholders’ Equity, Statement of Added Value and the respective Notes to the Financial Statements relative to the fiscal year ended December 31, 2010, and based on the opinion of the Independent Auditors, is of the opinion that the mentioned information, examined in accordance with applicable corporate legislation should be approved by the Annual Stockholders’ General Meeting of the Company.
Rio de Janeiro, February 24, 2011

Marcelo Amaral Moraes Chairman	Antonio José de Figueiredo Ferreira Counselor

Aníbal Moreira dos Santos Counselor	Nelson Machado Counselor

OPINION OF THE BOARD OF DIRECTORS ON THE ANNUAL REPORT AND
FINANCIAL STATEMENTS ON DECEMBER 31, 2010
The Board of Directors of Vale S.A., after examining the Annual Report, Balance Sheet and other Financial Statements of the Company related to the fiscal year ended December 31, 2010, unanimously approved mentioned proposal.
In view of this, the Board is of the opinion that the above mentioned documents should be approved at the Annual Stockholders’ General Meeting, to be done in April 2011.
Rio de Janeiro, February 24, 2011.

Ricardo José da Costa Flores	Renato da Cruz Gomes

President	Member

Jorge Luiz Pacheco	José Ricardo Sasseron

Member	Member

Oscar Augusto de Camargo Filho	Sandro Kohler Marcondes

Member	Member

Paulo Sergio Moreira da Fonseca	José Mauro Mettrau Carneiro da Cunha

Member	Member

Raimundo Nonato Alves Amorim	Hajime Tonoki

Member	Member

PROPOSAL FOR THE DESTINATION OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010
Dear Members of the Board of Directors
The Executive Officers Board of Vale S.A. (Vale), in lieu with Article 192 of Law #6,404 (as amended by Laws #10,303 and #11,638) and Articles 41 to 44 of Vale’s Bylaws, hereby presents to the Board of Directors the proposal for the destination of income earned in the fiscal year ended December 31, 2010.
The net income for the year, evidenced in the Financial Statements, amounted R$30,070,050,530.41 (thirty billion, seventy million, fifty thousand, five hundred and thirty Reais and forty-one cents), accounted as per the norms and pronouncements issued by the Brazilian Securities and Exchange Commission (CVM) / Accounting Standards Committee (CPC). The net income shall be added to the income from the adoption of new accounting pronouncements issued by the CVM / CPC in the amount of R$6,003,167,800.00 (six billion, three million one hundred and sixty-seven thousand eight hundred Reais). The sum of these values amounts R$36,073,218,330.41 (thirty-six billion, seventy-three million two hundred and eighteen thousand, three hundred thirty Reais and forty-one cents) for which we propose the following allocation:
I — LEGAL RESERVE
In this reserve must be allocated 5% of net income of the year up to the limit of 20% (twenty percent) of Capital by force of provided in the Article 193 of Law #6404 and in the Article 42 of Vale’s Bylaws, that is, R$1,803,660,916.52 (one billion, eight hundred and three million, six hundred and sixty thousand, nine hundred and sixteen Reais and fifty-two cents).
The allocation to this reserve shall not recorded in the year in which the balance of the legal reserve, plus the amount of capital reserves (Article 182 of Law #6404/76) exceeds 30% of the share capital.
II — TAX INCENTIVE RESERVES
Vale is entitled to income tax reduction benefits on earned profits from regulated exploration pursuant to: (a) Report Establishing No. 0154/2004 issued by the Agência de Desenvolvimento do Nordeste — ADENE, current known as Superintendência de Desenvolvimento do Nordeste — SUDENE related to tax incentives granted for the extraction of sodium chloride and potassium chloride in Sergipe, (b) Report Establishing No. 023/2007 issued by the Agência de Desenvolvimento da Amazônia - ADA, current known as Superintendência de Desenvolvimento da Amazônia — SUDAM related to tax incentives granted for the extraction of copper in Para, (c) Report Establishing No. 265/2008 issued by the Agência de Desenvolvimento da Amazônia — ADA, current known as Superintendent of the Amazon Development — SUDAM relative to tax incentives granted for the extraction of bauxite in Para, (d) Report Establishing No. 105/2009 issued by the Superintendência de Desenvolvimento da Amazônia — SUDAM related to tax incentives granted for the extraction of iron ore in Para; and (e) Declaration No. 10/2009 issued by the Superintendência de Desenvolvimento da Amazônia — SUDAM related to tax incentives granted for the extraction of iron ore in Para.
The mechanics of such incentives provides that part of the income tax due shall be reinvested in the purchase of equipments for the incentive operation.
According to the tax legislation that governs this tax incentive, pursuant to Article 545 of the Income Tax Regulation (RIR), the tax that is not paid due to this reduction may not be distributed to shareholders, and shall be recorded in a reserve account utilized exclusively for increasing capital or absorbing losses

Considering that, under Article 195-A of Law #6404, as amended by Law #11638, we propose to allocate to this reserve the amount of R$1,022,135,742.36 (one billion, twenty-two million, one hundred and thirty-five thousand, seven hundred and forty-two Reais and thirty-six cents).
III — DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY
Pursuant to Article 42 of Vale’s Bylaws, after establishing the legal reserve, the proposed allocation of the remaining amount of the net income at the end of each fiscal year shall be submitted to the Annual Shareholders’ Meeting by the Board of Directors, considering that the amount of interest paid or credited as interest on shareholders’ equity, according to Article 9, Paragraph 7 of Law #9249/95, and the applicable laws and regulations, may be attributed to the mandatory dividend and the minimum annual dividend for preferred shares, which shall integrate the amount of dividends distributed by the company for all legal effects. Pursuant to Article 202 of Law #6404, at least 25% of annual net income, adjusted under the legislation shall be allocated to dividend payments.
The adjusted net income, which for 2010 amounted to R$36,073,218,330.41 (thirty-six billion, seventy-three million two hundred and eighteen thousand, three hundred thirty Reais and forty-one cents), corresponds to net income of the year R$30,070,050,530.41 (thirty billion, seventy million, fifty thousand, five hundred and thirty Reais and forty-one cents), plus retained earnings from the adoption of new accounting pronouncements issued by the CVM in the amount of R$6,003,167,800.00 (six billion, three million one hundred and sixty-seven thousand eight hundred Reais), deducted of the amount of the constituted legal reserve of R$1,803,660,916.52 (one billion, eight hundred and three million, six hundred and sixty thousand, nine hundred and sixteen Reais and fifty-two cents), and of the destination to the tax incentives reserve of R$ 1,022,135,742.36 (one billion, twenty-two million, one hundred thirty-five thousand, seven hundred and forty-two Reais and thirty-six cents). Thus, the minimum mandatory dividend of 25% of adjusted net income reaches the total amount of R$8,311,855,417.88 (eight billion, three hundred and eleven million, eight hundred fifty-five thousand, four hundred and seventeen Reais and eighty-eight cents), which corresponds to R$1.59283 (one real, fifty-nine cents, two tenths, three and eight hundredths millicents) per outstanding common and preferred share.
Under Article 5, Paragraph 5 of Vale’s Bylaws, the holders of preferred classes A and golden shares are entitled to participate in the dividend to be distributed, calculated in accordance with Chapter VII of Vale’s Bylaws as per the following criteria:
(a)	priority to receipt of dividends corresponding to (i) at least 3% (three percent) of the net equity share value, calculated based on the financial statements which served as reference for the payment of dividends or (ii) 6% (six percent) calculated over the parcel of capital represented by this class of shares, whichever is higher among them;
(b)	right to participate in the profits distributed, on equal terms with common shares after is assured to them a dividend equal to the minimum annual dividend established in accordance with the paragraph “a” above.
On December 31, 2010, the reference value for the minimum annual dividend of preferred shares, based on (a) 6% on preferred capital for outstanding preferred share is R$1,179,008,446.88 (one billion, one hundred seventy-nine million, eight thousand, four hundred forty-six Reais and eighty-eight cents), corresponding to R$0.586884 (five hundred eighty-six thousand eighty hundred eighty-four thousandths of a cent) or (b) 3% of the equity of the outstanding preferred share is R$1,417,481,262.64 (one billion, four hundred and seventeen million, four hundred eighty-one thousand, two hundred sixty-two Reais and sixty-four cents), corresponding to R$0.705590 (seventy cents, five tenths, hundredths and ninety five thousandths of cents) per outstanding preferred share, whichever is greater.

Thus, the fiscal year net income is sufficient for the full payment of fixed or minimum dividends. There is no cumulative unpaid portion.
Considering the prerogative to pay interest on shareholders’ equity, based on Articles 5, 42, sole paragraph and 45 of Vale’s Bylaws, as well as the Vale’s cash situation and the option for equitable treatment of shareholders, the Executive Officers Board proposes:
a)	To ratify the distribution of interest on shareholders’ equity based on the Executive Officers Board proposal and approved by the Board of Directors, at the meeting held on October 14, 2010, in the total gross amount of R$1,674,616,571.87 (one billion, six hundred and seventy four million, six hundred and sixteen thousand, five hundred and seventy-one Reais and eighty-seven cents), equivalent to R$0.320914 (three hundred twenty thousand nine hundred fourteen thousandths of a cent) per outstanding common or preferred share, based on June 2010 financials, paid from October 30, 2010.
b)	To ratify the distribution of interest on shareholders’ equity based on the Executive Officers Board proposal approved by the Board of Directors, at the meeting held on January 14, 2011 in the amount of R$1,670,100,000.00 (one billion, six hundred and seventy million, one hundred thousand real), equivalent to R$0.320048 (three hundred twenty thousand forty-weight thousandths of a cent) per outstanding common or preferred share, based on June 2010 financials, paid from January 31, 2011.
c)	To approve the payment of the total gross amount of R$6,433,936,860.93 (six billion, four hundred thirty-three million, nine hundred thirty-six thousand, eight hundred and sixty dollars and ninety-three cents) from interest on shareholders equity equivalent to R$1.232961 (one real, twenty-three cents, twenty-nine and sixty-one hundredths millicents), to be paid in two installments, in April and October 2011 respectively, and the Board of Directors can, pursuant to article 14, section XVI of the Bylaws of the Vale, as well as Article 192 of Law 6404/76, ad referendum to decide the Annual General Meeting on the respective payment.as holder or beneficial owner (“usufrutuário”) of shares issued by Vale. There shall be neither monetary correction nor interest upon the amount proposed herein.
Based on this proposal, the shareholders remuneration related to the year 2010 will reach the total amount of R$9,778,653,432.80 (nine billion, seven hundred seventy-eight million, six hundred fifty-three thousand, four hundred thirty two dollars and eighty cents), equivalent to R$1.873923 (one real, eighty-seven cents, three-tenths, nine and twenty three hundredths millicents) per outstanding common or preferred share, which corresponds to 27% of net income of the aforementioned fiscal year. The mandatory dividend shall be paid in full with no withholdings.
Attached below is a comparison chart of the net income per share and of the payment to shareholders in the last three years:

	2010		2009		2008		2007
Net income per share	R$	6.91	R$	1.97	R$	4.08	R$	4.14
Interest on shareholders’ equity and dividend per share	R$	1.873923	R$	0.575915	R$	0.97046	R$	0.98641
Note: Values equal for all species and classes of shares issued by Vale.

IV — INVESTMENT/EXPANSION RESERVES
It is proposed that the remaining balance of retained earnings in the amount of R$23,468,768,238.73 (twenty three billion, four hundred sixty-eight million, seven hundred sixty-eight thousand, two hundred and thirty-eight Reais and seventy-three cents) be allocated to expansion/investment reserve in order to meet the investment projects in the budget of the Vale. Aiming to comply with Article 196 of Law #6404, the investment budget, which is summarized is below, shall be submitted to the Annual Shareholders’ Meeting for approval.

	In Millions
	US$	R$
In flows		23.469
Retained earnings (Article 196)		23.469
Financing and cash generation		16.520

		39.989

Out flows
Organic growth	19,521	32.526
Projects	17,535	29.217
P&D	1,986	3.309
Operations support	4,479	7.463

	24,000	39.989

Conversion rate was used for December 31, 2010, 1US$ = R$1.6662.
V — SUMMARY
This proposal covers the following allocation of net income for the year 2010:

		R$
IN FLOWS
- Net income of the year		30,070,050,530.41
- Retained earnings		6,003,167,800.00

		36,073,218,330.41

ALLOCATION
- Legal reserve		1,803,660,916,52
- Investment/expansion reserve		23,468,768,238.73
- Tax incentives reserves		1,022,135,742.36
- Remuneration of shareholders:
- Prepaid interest on shareholders’ equity October 2010	1,674,616,571.87
- Prepaid interest on shareholders’ equity January 2011	1,670,100,000.00
- Interest on shareholder’s equity proposal	6,433,936,860.93
		9,778,653,432.80

		36,073,218,330.41

Based on the foregoing, we hereby submit to the Board of Directors the present proposal, as resolved by the Executive Officers Board.
Rio de Janeiro, February 21, 2011

Roger Agnelli Chief Executive Officer	Guilherme Perboyre Cavalcanti Chief Financial Officer and Investor Relations

Carla Grasso Executive Director of Human Resources and Corporative Services	Eduardo de Salles Bartolomeo Executive Director of Integrated Operations

Mario Alves Barbosa Neto Executive Director of Fertilizers	Eduardo Jorge Ledsham Executive Director of Exploration, Energy and Projects

Tito Botelho Martins Executive Director of Bases Metal Operations	José Carlos Martins Executive Director Of Marketing, Sales and Strategies

Annex to the Proposal for earnings distribution relative to the fiscal year ended December 31, 2010
Under Article 9, § 1, II and Annex 9-1-II of CVM Rule No. 481/09, we highlight the following:

DESCRIPTION	INFORMATION
1. Net income for the fiscal year 2010	R$30,070,050,530.41 increased by unrealized income reserve in the amount of R$6,003,167,800.00, totaling R$36,073,218,330.41.

2. Amount of dividends, including anticipated dividends and interest on shareholders’ equity already declared	Global Amount of: R$9,778,653,432.80 In the amount of R$1.873923 per outstanding share, either common or preferred (class “A” and the golden shares).

3. Percentage of distributed net income relating to fiscal year 2010	27%

4. Overall and per share value of dividends based on profits from previous years	Not applicable

5. Shareholders Remuneration for the 2010 fiscal year, net of interest on shareholders’ equity declared on October 14, 2010 and January 14, 2011	Interest on shareholders’ equity in the gross amountof R$1.232961 per outstanding share, either common or preferred (class “A and the golden shares).
Form and period of payment of interest on shareholders’ equity: interest on shareholders’ equity shall be paid in April and October 2011, pursuant to the Dividend Policy.
There is no impact of restatement and interest on the proposed interest on shareholders’ equity
The declaration dates for the payment of interest on shareholders’ equity, which shall be considered as the record date, pursuant to the Dividend Policy: April 14, 2011 and October 14, 2011

DESCRIPTION	INFORMATION
6. Interest on shareholders’ equity resolved on October 14, 2010, based on the financial statements as of June 30,2010	Gross value of R$0.320914 per outstanding share, either common or preferred (Class “A and golden share). Payment Date: October 30, 2010.

7. Interest on shareholders’ equity resolved on January 14, 2011, based on the financial statements as of June 30,2010	Gross value of R$0.320048 per outstanding share, either common or preferred (Class “A and golden share). Payment Date: January 31, 2011.

8. Provide a comparative table showing net income, dividends and interest on shareholders’ equity per each type and class of share for the 3 (three) previous years.		2010	2009	2008	2007

	Net income per outstanding share Dividends and interest on shareholders’ equity	R$ 6.91 R$1.873923	R$ 1.97 R$0.575915	R$ 4.08 R$0.97046	R$ 4.14 R$0.98641
Obs: Equal amounts to all types and classes of shares.

9. Allocation of profits to legal reserve	Amounts allocated to the legal reserve: R$1,803,660,916.52

Description of the calculation of the legal reserve:

Before any other allocation, 5% of the net profits of the fiscal year must be placed in this reserve, up to a limit of 20% of the paid-up capital, in accordance with Article 193 of the Brazilian Corporate Law and Article 42 of Vale’s Bylaws. This reserve may not be constituted in the year in which the balance of the legal reserve, plus the amount of capital reserves (Article 182 of the Brazilian Corporate Law), exceeds 30% of paid-up capital.

10. Preferred shares entitled to fixed or minimum dividends	Description of the calculation formula:

In accordance with Article 5°, § 5° of the By Law, holders of preferred shares (the class A and the golden shares) shall be entitled to receive dividends calculated as set forth in Chapter VII of the Bylaws in accordance to the following criteria:

a) priority to receive dividends corresponding to (i) a minimum of 3% (three percent) of the net equity share value , calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated over the portion of the capital represented by this class of share, whichever higher among them;
b) right to participate in the profits distributed, on equal conditions as those applicable to common shares, once a dividend equal to the minimum annual dividend established in accordance with letter “a” above is ensured.

DESCRIPTION	INFORMATION
The year profit is enough for the full payment of the fixed or minimum dividends.

There are no cumulative installments outstanding.

As of December 31, 2010, the reference value for the minimum annual dividend is either R$1,179,008,446.88, which corresponds to 6% over the preferred capital, equivalent to R$0.586884 per share; or R$1,417,481,282.64, which corresponds to the 3% of shareholder’s equity of preferred shares outstanding, equivalent to R$0.705590 per outstanding preferred share, whichever is higher.

11. Mandatory Dividend	Describe the method of calculation provided for in the Bylaws:

Pursuant to Article 42 of Vale’s By-Laws, after the constitution of the legal reserve, the destination of the remaining portion of the net income calculated at the end of each financial year shall, through a Management proposal, be submitted to the General Shareholders Meeting, and the amount, paid or credited, as interest on shareholders equity, according to Article 9, § 7 of Law 9,249 and the applicable legislation and regulation, may be ascribed to the mandatory dividend and to the minimum annual dividend on the preferred shares, and such amount, for all legal purposes, shall form the sum of the dividends to be distributed by the Company.

The proposal for distribution of profits shall include the following reserves: (i) Depletion Reserve, to be constituted in accordance with applicable fiscal legislation;(ii) Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the Company’s purpose, in an amount not greater than 50% (fifty percent) of distributable net profit and up to the Company’s share capital.

At least 25% of annual adjusted net income adjusted according to the applicable legislation shall be distributed as dividends.

The mandatory dividend will be paid in full.

Retained amount: Not applicable.

12. In the event of any retention of the mandatory dividend due to the Company’s financial condition: (a) Inform the amount of the retention; (b) Provide a detailed description, of the Company’s financial condition, including the aspects related to the liquidity analysis, working capital and positive cash flows/ and (c) Justify the retention of dividends.	Not applicable.

DESCRIPTION	INFORMATION
13. In the event of allocation of profits to the contingencies reserve: (a) Identify the amount allocated to such reserve; (b) Identify the deemed probable loss and its cause; (c) Explain why the loss was deemed probable; and (d) Justify the constitution of the reserve.	Not applicable.

14. In the event of allocation of profits to the unrealized income reserve: (a) Inform the amount allocated to such reserve; and (b) inform the nature of the unrealized income that gave rise to the reserve.	Not applicable.

15. In the event of allocation of profits to the statutory reserves: (a) Describe the By-Laws provisions which established the reserve; (b) Identify the amount allocated to the reserve; and (c) Describe the calculation of such amount.	Not applicable.

16. Retained earnings provided for in the Investment Budget	Retained earning in the amount of R$23,468,768,238.73, pursuant to the Investment Budget, a copy of which was filed on February 24, 2011, summarized as follows:

			Millions

	Sources	US$	R$

	Retained earnings (art 196)		23,469
	Working capital		16,520

			39,989

	Uses
	Organic growth	19.521	32,526
	Projects	17.535	29,217
	Research and Development	1.986	3,309
	Operations sustainability	4.479	7,463

DESCRIPTION	INFORMATION
	24.000	39,989

	Exchange rate as of December 31, 2010 (US$1.00 =R$1.6662).

17. Destination of profits to the Tax Incentive Reserve	The amount of R$1,022,135,742.36 was allocated to the Tax Incentive Reserve.

	Vale is entitled to certain exemptions/reductions of income tax on regulated exploration earnings, as follows: (a) the Establishment Report # 0154/2004 issued by the Agência de Desenvolvimento do Nordeste — ADENE, currently known as Superintendência de Desenvolvimento do Nordeste — SUDENE (Northeast Development Institution) related to tax incentives granted for the extraction of sodium chlorate and potash chlorate in the State of Sergipe; (b) the Establishment Report #023/2007 issued by the Agência de Desenvolvimento da Amazônia — ADA, currently known as Superintendência de Desenvolvimento da Amazônia — SUDAM (Amazonian Development Institution) related to tax incentives granted to copper extraction in the State of Pará, (c) the Establishment Report #265/2008 issued by the Agência de Desenvolvimento da Amazônia — ADA, currently known as Superintendência de Desenvolvimento da Amazônia — SUDAM (Amazonian Development Institution)related to tax incentives granted on the extraction of bauxite in the State of Pará, (d) Report Establishing No. 105/2009 issued by the Superintendência de Desenvolvimento da Amazônia — SUDAM related to tax incentives granted for the extraction of iron ore in the State of Pará; and (e) Declaration No. 10/2009 issued by the Superintendência de Desenvolvimento da Amazônia — SUDAM related to tax incentives granted for the extraction of iron ore in Para. The mechanics of such incentives provides that part of the income tax due shall be reinvested in the purchase of equipments for the incentive operation. According to the tax legislation that governs this tax incentive, pursuant to Article 545 of the Income Tax Regulation (RIR), the tax that is not paid due to this reduction may not be distributed to shareholders, and shall be recorded in a reserve account utilized exclusively for increasing capital or absorbing losses.

SUMMARY OF THE CAPITAL BUDGET FOR 2011

	Millions
Sources	US$	R$
Retained earnings (art 196)		23.469
Working capital		16.520

		39.989

Uses
Organic growth	19.521	32.526
Projects	17.535	29.217
Research and Development	1.986	3.309
Operations sustainability	4.479	7.463

	24.000	39.989

Exchange rate as of December 31, 2010 (US$1.00 =R$1.6662).
The details of the investments budget were released on October 28, 2010 by issuing press release, reproduced below.
Vale to invest US$ 24 billion in 2011
Rio de Janeiro, October 28, 2010 — Vale S.A. (Vale) announces that its Board of Directors has approved the investment budget for 2011, involving capital expenditures of US$ 24.0 billion1 dedicated to sustaining existing operations, research and development (R&D) and project execution.
The capex budget for 2011 represents an increase of 125.1% over the US$ 10.662 billion invested in the last twelve-month period ended on September 30, 20102. Our investment plan reinforces the focus on organic growth as a priority: 81.3% of the budget is allocated to finance R&D and greenfield and brownfield projects against an average of 74.4% over the last five years.
Confidence in long-term global fundamentals supports our strategy of strong growth and shareholder value creation. During 2011 we will invest in the development of a large number of world-class projects, fifteen of which have already been approved by the Board of Directors. The approved projects include Carajás Additional 30 Mtpy, Conceição Itabiritos, Vargem Grande Itabiritos, Oman, Tubarão VIII, CLN 150, Salobo, Salobo II, Konkola North, Long Harbour, Totten, Moatize, Biofuels, Estreito and Karebbe.
To enhance the competitiveness of our operations, we will continue to make sizeable investments in our railroads, maritime terminals, shipping and power generation, while acting as a catalyst of local development, contributing to build a sustainable regional legacy in those communities where we are present and ultimately to global sustainability.
Consistently with our commitment to strong discipline in capital allocation, we will be continuously monitoring costs of project development and reassessing expected returns in order to maximize shareholder value creation.
18 large projects are coming on stream in 2010-2012, creating cash flow generation from the US$ 26 billion of capital invested over time in their development. The delivery of these projects enhance our capacity to finance profitable growth initiatives without leveraging the balance sheet and lays the

[1]	The capex budget includes financial disbursements in consolidated format according to generally accepted US accounting principles (US GAAP). The main subsidiaries consolidated according to US GAAP are: Vale Canada, Alunorte, Albras, Vale Manganês S.A., Vale Manganèse France, Vale Manganese Norway AS, Vale Nouvelle Caledonie, PT International Nickel Indonesia, Ferrovia Centro-Atlântica (FCA), Ferrovia Norte Sul, Vale Australia, Vale International, Vale Fertilizantes and Vale Fosfatados.

[2]	The US$ 10.662 billion figure does not include expenditures of US$ 7.156 billion to acquire fertilizers, coal and iron ore assets.

foundations for the building of new value creation platforms through the development of low-capex brownfield projects.
Ú Production growth
Given the existing assets and those which will come on stream in the near future we expect to maintain production growing at a fast pace. Our output index, which encompasses the operational performance of all minerals and metals produced by Vale, is estimated to more than double by 2015, growing at an annual average rate of 16.3% in 2011-2015, above the pace of 9.8 % per annum which we saw during the period 2003-2008.
While iron ore and nickel will remain as our largest operations, our investments will entail a significant expansion of fertilizers, copper and coal, thus fostering the consolidation of a diversified portfolio of world-class assets, composed of bulk materials, base metals and fertilizers.
Coal output is expected to reach 42.0 Mt in 2015, and potash and phosphate rock will also be boosted, to 3.4 Mt and 12.7 Mt, respectively. Iron ore production is planned to attain 522 Mt in 2015, mostly driven by the increase of the high-quality Carajás products. The production of copper is estimated to reach 691,000 t, whereas nickel output will rise to 381,000 t.3

	ESTIMATED PRODUCTION — 000’ metric tons
By business area	Planned 2011	Target 2015
Iron ore	311,000	522,000
Nickel	295	381
Copper	332	691
Coal	11,600	42,000
Potash	760	3,400
Phosphate rock	7,600	12,700
Future production numbers are subject to the influence of several risks factors that can lead to delays in project execution or even cancellation. These risk factors include, among others, unexpected changes in market conditions and unexpected problems with project development arising, for instance, from equipment supply conditions and environmental permits.
Ú The long-term view on markets
Based on a long-term view of the market fundamentals and rigorous discipline in capital allocation, Vale has invested US$ 73.96 billion4 over the last five years, creating significant shareholder value. We strongly believe that global demand fundamentals have remained intact whereas the Great Recession of 2008/2009 did materially more damage to project pipelines, which has contributed to lengthen the duration of the long cycle of minerals and metals.
One of the most striking features of the last global economic cycle was the rapid pace of emerging economies growth, at 7.3% per annum, much faster than developed economies, where GDP increased by a yearly rate of only 2.3%. Over the last ten years, emerging economies contributed to 59.3% of the global economic expansion, on a purchasing power parity basis.
Faster economic growth and more intensive utilization of commodities led emerging economies to be the main drivers of the consumption of minerals and metals. For example, in the last decade emerging

[3]	Mt= million metric tons, t= metric tons.

[4]	This includes US$ 29.416 billion spent on acquisitions.

economies were responsible for almost all of the world’s consumption growth of iron ore, carbon steel, aluminum, copper and nickel.
Since the late nineties emerging economies became more intensive than the developed world in the consumption of copper — in terms of consumption per unit of real GDP — and a few years later, in 2005, they outstripped advanced economies in steel intensity. The share of emerging economies in global consumption of copper and nickel increased to 71.2% and 58.3%, respectively, in 2009, from 25.6% and 18.1%, respectively, in 1995. For the seaborne trade of iron ore, the share of emerging economies surpassed 80% in 2009.
By the same token, the share of emerging economies in the global consumption of fertilizers surged to 71.5% in 2008 from 46.3% in 1990.
In a long-term perspective, emerging economies tend to grow faster than developed economies to make their per capita incomes converge over time to the levels reached by the wealthiest economies. Convergence is primarily determined by higher rates of return on physical and human capital, faster expansion of the labor force and stronger productivity growth in emerging economies. Unless there is a major deterioration in the quality of macroeconomic policies, we expect convergence to remain for the foreseeable future, with emerging economies continuing to play a key role in the demand for minerals and metals
As a matter of fact, convergence has been a feature of the post-World War II period, being more pronounced in the 60’s and 70’s and more recently, from the late 90’s until now. Emerging economies withstood the global financial shock much better than expected and experienced a faster recovery from the Great Recession. We expect emerging economies to remain as the key engine of global economic growth over this decade.
Rapidly growing emerging economies tend to make large investments in housing, infrastructure and industrialization, which are intensive consumers of minerals and metals. Real income growth from low levels leads to significant changes in consumption patterns, resulting in a much larger demand for consumer durables, which are metal intensive goods.
China, the largest and the fastest growing emerging economy, is still a rural country, with less than 50% of its population living in the cities, a situation similar to Brazil in the mid-fifties and Korea in the early seventies. It is estimated that the Chinese urbanization rate will only converge to world average by the end of the decade, with urbanization increasing mostly in the Southwest and Central regions, which are responsible for almost 30% of the country’s GDP and for over 40% of its population.
Despite the substantial efforts made by the Chinese over the last twenty years, there is still a need for substantial investments in logistics and power infrastructure, as shown by the official targets for 2020.
India is much less urbanized than China5, its industry is small relative to the size of its economy, being only 21% of GDP, and its ability to improve infrastructure is critical for the sustainability of the high pace of economic growth. For the new five-year plan, 2012-2017, the government intends to double infrastructure investment to US$ 1 trillion from US$ 500 billion in 2007-2011.
Private consumption in emerging economies has been driving global consumption leading to a strong demand growth for consumer durables, such as automobiles, highly metals intensive goods. China has become the largest car maker in the world, surpassing recently the US. However, the penetration of passenger cars is still very small compared even to other emerging economies, such Brazil and Russia, leaving a huge growth potential to be exploited over the next ten years.
At the same time, increasing per capita income in emerging economies produces diet changes towards a larger intake of protein, thus stimulating the demand for fertilizers, key ingredients for grain crops.

[5]	India’s urbanization rate is 30% against 47% for China.

Brazilian consumption of fertilizers, in particular, has been increasing rapidly, at 6.1% per annum from 1990 to 2008. Brazil is a global agricultural powerhouse and given the availability of arable land and water, food production is expected to grow strongly. According to a recent study by OECD/FAO, Brazil is forecasted to be the world’s fastest growing agricultural sector, growing by over 40% to 2019, when compared to the end of last decade. Given that its soil is poor in nutrients, Brazilian demand for fertilizers has a high growth potential.
In addition to factors directly linked to economic growth, the initiatives to change the energy matrix to reduce world reliance on sources of climate-changing greenhouse gases also tend to cause a positive impact on the long-term demand for minerals, metals and fertilizers.
The move towards an increasing production of biofuels creates another source of demand growth for fertilizers, given their importance for the production of the main primary sources of these fuels, sugar cane, corn and palm.
The prospects for minerals and metals demand depend increasingly on growth in emerging economies, given their large shares in global consumption. This is particularly important to the extent that they tend, as we have seen, to grow faster than developed economies. Moreover, the demand for minerals and metals in emerging economies is more elastic to real income increase. At the same time, new technologies focused on the rise of non-climate changing sources of energy are likely to add further pressure to the demand for minerals, metals and fertilizers.
Accommodating the need for continuous reserve repletion and demand expansion requires substantial new capacity build-up. Geological factors make the availability of new world-class assets increasingly scarce and institutional factors pose barriers to mining investment, making capacity expansion less responsive to price incentives.
Vale is best positioned to benefit from the strong long-term fundamentals of minerals, metals and fertilizers, given its world-class, long-life and low cost assets, multiple growth options in various segments of the metals and mining industry supplied by an exciting project pipeline and a global multi-commodity mineral exploration program, a long and successful track record in project development, discipline in capital allocation and financial strength.
The implementation of our investment plans, anchored on our values and extensive competitive advantages, is expected to create significant shareholder value and multiple opportunities for economic and social mobility for the communities where we develop our operations.
Ú The 2011 investment budget
The budget for 2011 involves investments of US$ 24.0 billion, out of which US$ 19.521 billion — 81.3% — will be destined to finance organic growth, US$ 17.535 billion allocated to project execution and US$ 1.986 billion to R&D.

	INVESTMENT BUDGET — US$ million
By category	2011	%
Organic growth	19,521	81.3%
Projects	17,535	73.0%
R&D	1,986	8.3%
Support of existing operations	4,479	18.7%
Total	24,000	100.0%
• Project development

Reflecting the strategic priority of organic growth, capex for project execution shows a large increase over the 2010 budget, 102.8%. The beginning of the development of new projects and the entry of several projects into a more intensive phase of capital disbursement explain the rise in budgeted expenditures.
The largest financial disbursements in 2011 are dedicated mainly to projects that are in their intensive capital expenditure phase: CLN 150 (US$ 1.289 billion), Rio Colorado (US$ 1.225 billion), Carajás Serra Sul S11D (US$ 1.017 billion), Long-Harbour (US$ 817 million), Carajás Additional 30 Mtpy (US$ 423 million), Moatize (US$ 422 million), Conceição Itabiritos (US$ 411 million), Salobo I (US$ 406 million) and Vargem Grande Itabiritos (US$ 356 million).
The main projects that will start to demand material disbursement in 2011 include Simandou (US$ 861 million), Salitre (US$ 345 million), Nacala (US$ 298 million), Salobo II (US$ 275 million), Cristalino (US$ 267 million), Serra Leste (US$ 274 million), CSP (US$ 195 million), Moatize II (US$ 161 million), Conceição Itabiritos II (US$ 153 million), Bayóvar II (US$ 100 million) and ALPA (US$ 100 million).
In 2010, we have already delivered Carajás Additional 20Mtpy, an iron ore brownfield project, the steel slab plant CSA, and the phosphate rock mine of Bayóvar. The commissioning of VNC, the large HPAL nickel project, is almost complete, and Onça Puma, the ferronickel project, is expected to produce its first metal next month. Oman (pellet plant and iron ore distribution center) and Tres Valles (copper) are expected to be concluded by year-end.
As we continue to accelerate project implementation, five projects are scheduled to be concluded in 2011: Totten (nickel/copper), Salobo (copper), Moatize (coal), Estreito and Karebbe (power generation).
• R&D
Budgeted expenditure with R&D is comprised of US$ 681 million to finance our global mineral exploration program, US$ 236 million for natural gas exploration, US$ 805 million for conceptual, pre-feasibility and feasibility studies, and US$ 264 million to be invested in new processes, technological innovation and adaptation.
Expenditures in mineral exploration increased US$ 296 million relative to the budget for 2010. Mineral exploration expenditures are primarily driven by efforts to discover reserves of iron ore (US$ 250 million), coal (US$ 172 million), copper (US$ 123 million), nickel (US$ 89 million) and potash & phosphate rock (US$ 43 million). Mineral exploration efforts are being developed in 22 countries, in North America, South America, Africa, Asia and Australia.
Copper has been a very successful case for Vale mineral exploration as several deposits have been discovered in the Carajás mining district, which already gave rise to projects. In a more recent period, Paulo Afonso, Furnas, Polo and Visconde are growth options stemming from these discoveries.
Studies to develop the high grade iron ore deposits of Simandou are contributing to the increase in the budget for R&D of US$ 160 million.
• Sustaining capital
Investments to sustain existing operations are budgeted at US$ 4.479 billion, which represents 5.3% of our asset base in September 2010, slightly higher than the average for the last few years. This is due to the frontloading of purchases of rails, railway sleepers, and rising of tailings dams, the implementation of a new ERP and the renovation of the electrical system of our maritime terminals.
• Capex budget by business

US$ 10.110 billion will be invested in bulk materials, of which US$ 8.522 billion in ferrous minerals and US$ 1.588 billion in coal, representing 42.1% of the total capex for 2011. Base metals will demand US$ 4.310 billion, while investments in the fertilizer business will amount to US$ 2.505 billion. Expenditures in infrastructure are comprised of US$ 794 million for power generation and natural gas exploration and US$ 5.014 billion for logistics.
Investments in logistics are primarily focused on supporting our iron ore, coal and potash operations: US$ 3.246 billion is allocated to railroad and port operations and US$ 1.136 billion for shipping. US$ 632 million will be spent on the business of general cargo transportation for clients.

	INVESTMENT BUDGET — US$ million
By business area	2011	%
Bulk materials	10,110	42.1%
Ferrous minerals	8,522	35.5%
Coal	1,588	6.6%
Base metals	4,310	18.0%
Fertilizers	2,505	10.4%
Logistics	5,014	20.9%
Power generation	794	3.3%
Steel	677	2.8%
Others	590	2.5%
Total	24,000	100.0%
•	Capex budget by geography
A large part of the capex budget, US$ 15.318 billion, representing 63.8%, will be invested in Brazil, home of most of our iron ore, logistics and fertilizer assets and some base metals assets. US$ 1.959 billion will be destined to Canada, where we have nickel and fertilizer assets, Argentina (US$ 1.393 billion), Guinea (US$ 1.134 billion), Mozambique (US$ 1.120 billion), China (US$ 663 million), Australia (US$ 436 million), Indonesia (US$ 338 million), Oman (US$ 306 million), Malaysia (US$ 166 million), Peru (US$ 163 million), Colombia (US$ 102 million), Liberia (US$ 98 million), and Zambia (US$ 93 million) among others.
Ú Focus on sustainability
Over time, long run growth in living standards is strongly associated with rising energy and water use. While water is becoming an increasingly scarce resource, the consensus of scientific research is that the dependence of economic activity on carbon-based fuels and their emission of greenhouse gases create risks of substantial future changes in climate, along with harm to economic activity.
Efforts to mitigate problems are hampered by the fact that the benefits of carbon-based energy use are immediate and concentrated, while social costs tend to be delayed and dispersed. At the same time, they require international cooperation which is a difficult task given that the benefits of mitigation policies tend to be country-specific, with divergent valuations among different countries.
Vale has been using technology to develop initiatives designed to reconcile short term and long term interests and private and social returns. At the same time, as a global company we are able to implement actions to promote sustainability in several countries, helping to minimize the implications of divergent valuations of the net benefits arising from these initiatives.
Our investments in corporate social responsibility (CSR) are dedicated to protect the environment and to create opportunities to free communities from poverty, leading to economic and social mobility.

The CSR budget for 2011 involves expenditures of US$ 1.194 billion, of which US$ 886 million will be invested in environmental protection and conservation, and US$ 308 million in social projects.
Alongside other investments in environmental protection, we will invest in the construction of waste dumps and dams in Brazil, and in the program to reduce air emissions from our nickel plants in Canada. The minimization of air emissions is achieved through the capture, treatment and fixation of process gases from the nickel converters, and by implementing new facilities to collect and treat secondary fumes, improving environmental control measures.
We will continue to focus on programs to promote human and economic development, urban infrastructure building, improvement of local administrations and the management of mining impacts.
New platforms of value creation
Ú Ferrous minerals — boosting high-quality iron ore
Carajás, Brazil, and Simandou, Guinea, offer the best iron ore growth platforms in the world. High-quality ores present lower operating costs and superior value-in-use to the steel industry, as recognized through price premia in the market. Their use leads to higher productivity and reductions in fuel consumption and carbon emissions, contributing to global sustainability. Lastly, demand for high-quality ores is less sensitive to recessions and tends to increase with rising needs for blending. Therefore, boosting the production of high-quality ore maximizes our competitive advantages.
Further development of Carajás continues to be the main lever for our iron ore capacity increase. We have been developing and implementing some technological solutions in the quest for continuous improvement of mining activities in Carajás, such as dry iron ore processing and the truckless mine concept.
Simandou is the last high grade iron ore deposit comparable to Carajás and will allow Vale to consolidate its position as the main premium iron ore supplier in the global seaborne market. We will unlock the development of the Simandou project through innovative technologies and by building on our successful experiences in implementing large iron ore projects.
At the same time as we maximize our competitive edge, we also minimize competitive disadvantages by investing in a low-cost portfolio of maritime freight and distribution centers. The build-up of a freight portfolio composed of own vessels — including very large ore carriers (VLOCs) — and long-term contracts will lower costs and mitigate freight price volatility for clients. VLOCs, an innovative idea launched by Vale, will promote a structural cost reduction in Atlantic-Pacific dry bulk shipping, while reducing carbon emissions by 34%. The construction of distribution centers adds flexibility to our operations, thus strengthening competitiveness
Our main projects for iron ore involve a capacity expansion of 191 million metric tons per year (Mtpy) to be delivered over the next five years. A major part of this planned capacity expansion, 130 Mtpy, will be sourced from Carajás. This entails the development of new mines, the building of processing plants and, particularly, the enlargement of the logistics infra-structure. Given the very large volumes, a highly efficient logistics system is extremely important for the competitiveness of the iron ore operations.
We continue to exploit the long-term upward trend of pellets consumption, which is driven by environmental concerns, increasing scarcity of lump ores and DRI capacity increases. This will be pursued through the construction of pellet plants either close to our iron ore mines in Brazil, or close to the consumers, in the Middle East and Asia, anchored on the increasing output of pellet feed in the Southeastern and Southern Systems. Tubarão VIII and Oman will add 16.5 Mtpy to our capacity of 45.3

Mtpy — not including the capacity of our joint ventures, 21.0 Mtpy from Samarco, 4.5 Mtpy from Hispanobras, and 1.2 Mtpy from Zhuhai6, China.
Carajás Additional 30 Mtpy is a brownfield project being developed in the northern range of Carajás, with an estimated capex of US$ 2.478 billion and expected start-up for 2012. It involves building a dry processing plant and investments in logistics to increase discharge, storage and shipment capacity at the Ponta da Madeira maritime terminal, in the state of Maranhão, Brazil. Installation and vegetation removal licenses have already been obtained. For 2011, the capex budget is US$ 423 million.
The dry processing implemented in Carajás, in both our current operations and projects, uses the natural humidity of ores, implying a lower consumption of water and energy. It eliminates the need for tailing dams and reduces carbon emissions, capital expenditures and operational costs. At the same time, it allows for maximization of the recovery rate of iron ore.
CLN 150 includes investments in the Carajás railroad (EFC) and Ponta da Madeira maritime terminal (PDM) to increase the Northern System logistics capacity to 150 Mtpy, in line with the capacity expansion of Carajás mining operations. The estimated capex for this project is US$ 2.986 billion, with spending of US$1.289 billion in 2011. The ongoing investments encompass the capacity increase of EFC through interconnecting pathways and the construction of the fourth pier of PDM, with two stockyards, two car dumpers, two reclaimers, one berth and one shiploader.
Carajás Serra Sul is the largest project in the history of Vale and also in the global iron ore industry, adding 90 Mtpy to our production capacity. The project, still subject to Board of Directors approval, is divided into two parts: Carajás Serra Sul S11D, involving investments in mining and processing in Carajás, and CLN S11D, which is related to the augmentation of the logistics infrastructure.
The conclusion of Serra Sul S11D is expected for the second half of 2014. In 2011, investments for the Serra Sul S11D project will be US$ 1.172 billion, US$ 1.017 billion will be spent on the mine and processing plant (Carajás Serra Sul S11D), while US$ 155 million will be allocated to CLN S11D.
The capex for CLN S11D is focused on increasing the Northern System transportation capacity by 90 Mtpy. Investments in the Ponta da Madeira maritime terminal include an additional berth and equipment in the fourth pier. It also involves the duplication of 605 km of rail tracks and the construction of a 90 km-long rail spur to connect the Northern range to the Southern range of Carajás.
The Carajás Serra Sul S11D includes investments to develop the mine, dry processing plant and necessary infrastructure. The project will use a truckless mining system, which uses conveyors instead of trucks to transport the iron ore from the mine to the stockpiles or dump. This innovative system reduces the mine’s operational expenditures through lower consumption of fuel and tires, contributing to lessen carbon emissions and to enhance safety, and also preserves the forest.
We are also beginning to invest in the Serra Leste project, in the eastern range of Carajás, to add 10 Mtpy of capacity by the first half of 2012. The project involves investments of US$ 274 million in 2011 for mine equipment, processing plant and logistics. It is still subject to Board of Directors approval.
Simultaneously to the leveraging of the high-grade iron ore reserves of Carajás, we will develop Simandou, in West Africa, involving mining and processing in Guinea and a logistics solution through Liberia. As part of our undertaking with the government of Guinea, we will invest in the rehabilitation of the Trans-Guinea railroad for passenger and light cargo transportation, an investment with potential to create several thousands of jobs in a low-income region.
Simandou will be the largest integrated iron ore mine and infrastructure project ever developed in Africa, allowing Vale to consolidate its position as the main premium iron ore supplier in the world. The capex budget for 2011 is US$ 861 million, but the project is still subject to Board of Directors approval.

[6]	Vale owns 50% of Samarco, 50.9% of Hispanobras, and 25% of Zuhai.

Simandou phase 1 involves the development of Zogota Mine (Simandou South), with a dry processing plant a dedicated railroad and maritime terminal in the coast of Liberia, as well as a 100 km rail spur connecting this railway to Zogota, in Guinea. The logistics corridor will enable the transportation of Simandou’s entire production capacity. The initial phase is scheduled to start production in 2012 with 2 Mtpy and is expected to ramp-up to reach 15 Mtpy in 2014.
Simandou phase 2 involves capacity reaching 50 Mtpy in 2020, stemming from the development of blocks 1 and 2, and the construction of an additional rail spur connecting them to Zogota.
In the Southeastern and Southern Systems in Brazil, among other initiatives, Vale continues to develop Apolo, a greenfield project, and two brownfield projects, Conceição Itabiritos and Vargem Grande Itabiritos. Both Conceição Itabiritos and Vargem Grande Itabiritos aim to increase pellet feed capacity through the processing of low grade itabirites.
Conceição Itabiritos involves the construction of a concentration plant to add 12 Mtpy nominal capacity of pellet feed, using run-of-mine (ROM) from the Conceição mine, in the Itabira site, Southeastern System. The estimated total capex is US$ 1.174 billion, of which US$ 411 million is budgeted for 2011, and start-up expected for 2H13.
Vargem Grande Itabiritos, in the Southern System, also involves the construction of a concentration plant, which will be fed by itabirites produced by the Abóboras, Tamanduá and Capitão do Mato mines, with a nominal capacity of 10 Mtpy of pellet feed, and investments to increase capacity at the Andaime railroad terminal. The estimated total capex for Vargem Grande Itabiritos is US$ 1.521 billion, of which US$ 356 million in 2011, with the start-up expected in 2H13.
The Apolo project will have a nominal capacity of 24 Mtpy with start-up expected for 1H14. The project encompasses a new mining-processing complex and a railway spur linking Apolo to the Vitoria a Minas railroad (EFVM). The Apolo output is estimated to be two thirds sinter feed and one third pellet feed. The estimated capex amounts to US$ 377 million in 2011 and the project is subject to approval by the Board of Directors.
We will start developing the brownfield projects Itabiritos Caue and Conceição Itabiritos II, with investments in 2011 of US$ 67 million and US$ 153 million respectively. The two projects involve the adaptation of current ore circuits for processing new run of mine (ROM).
Itabiritos Caue is planned to start up in 2013, reaching a production capacity of 24 Mtpy in 2014 with 19 Mtpy of pellet feed and 5 Mtpy of sinter feed. Conceição Itabiritos II is planned to start-up in 2014, with a production capacity of 19 Mtpy in 2015, 13 Mtpy of pellet feed and 6 Mtpy of sinter feed. Both projects are subject to approval by the Board of Directors.
Tubarão VIII will be the eighth pellet plant at the port of Tubarão, in Vitória, in the state of Espírito Santo, Brazil. Its start-up is scheduled for 2H12 with a nominal production capacity of 7.5 Mtpy. The total cost of this project is US$ 833 million. In 2011, expenditures are planned to reach US$ 185 million.
We will continue to invest to enhance competitiveness in the Asian market. For 2011, US$ 720 million is budgeted for investment in shipping, exclusively dedicated to serve this market, including already placed orders and new purchases.
The construction of distribution centers adds flexibility to our operations, facilitating servicing clients, in terms of timing and customization, an important enhancement of our competitiveness given the long distances between our iron ore mines in Brazil and clients in Asia.
In addition to Oman, we have already acquired land and started to invest in the construction of distribution facilities in Teluk Rubiah, near the Strait of Malacca, in the Malaysian state of Perak. The Malaysian project is comprised of a maritime terminal with depth to receive 400,000 dwt ore carriers and a stockyard capable of handling up to 30 million metric tons of iron ore. There is potential to expand it to handle up to 90 million metric tons in the future.

The capex for this first phase of Teluk Rubiah includes disbursements of US$ 148 million for 2011. The start-up is planned for 2H13. The project is subject to approval by the Board of Directors.
Ú Coal — gaining scale
Vale continues to foster growth opportunities in order to become a large global player in the coal business. We have the potential to multiply our current production capacity to reach 42 Mtpy by 2015. The increase is underpinned by the ramp up of current operations and the development of Moatize, and Moatize II, in Mozambique, and advanced exploration projects in the Bowen Basin, in the state of Queensland, Australia.
After the installation of a longwall and the expansion of the CHPP (coal handling preparation plant), Carborough Downs, an underground mine in Australia, is ramping up to reach its nominal capacity of 4.8 Mtpy in 2011. El Hatillo, in Colombia, is also ramping up to reach its nominal capacity of 4.5 Mtpy in 2012.
The Moatize project, in Mozambique, will be delivered in mid-2011. It involves an investment of US$ 1.658 billion, of which US$ 422 million is budgeted to be spent in 2011. Nominal capacity reaches 11 Mtpy of coal, of which 8.5 Mtpy of metallurgical coal — hard coking coal — and 2.5 Mtpy of thermal coal. In this first phase, the production of coal will be transported by the Linha do Sena railway to the Beira port, which is receiving additional investments in one of its piers.
In 2011, we will start the development of the second phase of Moatize (Moatize II). The project comprises the opening of a new pit, the construction of a new CHPP and the expansion of the stockpile area, plus the entire associated infrastructure.
Moatize II has US$ 161 million budgeted for 2011. Moatize II will add 11 Mtpy to total capacity and its start-up is expected for the second semester of 2013. The project is still subject to approval by the Board of Directors.
In order to enable the necessary logistics infrastructure for transporting the output coming from the expansion of the Moatize coal project, Vale has acquired control of the Sociedade de Desenvolvimento do Corredor do Norte SA (SDCN). SDCN controls and is responsible for the concession of the port of Nacala, the concession of an 872 km railroad in Mozambique, which connects Entrelagos in the Niassa province to the port of Nacala and also controls a railway system in Malawi, which currently comprises 797 km of railway connecting the country, north-south and east-west. These rail systems will provide the additional logistics corridor to transport the coal produced.
In 2011, we will start investing in the Nacala Corridor project to create a world-class logistics infrastructure to support our operations in Moatize. This project comprises the building of 200 km of railroad connecting Moatize mine to our railway concession in Malawi, investments in the rehabilitation of 685 km of the existing SDCN railroads in Malawi and Mozambique and building a 21 km rail branch line connecting the existing railroad to the new coal terminal in Nacala that will be built. The start-up is expected for 2014 and the project is still subject to Board approval. It involves investments of US$ 298 million budgeted for 2011.
We continue to advance the development of the Australian projects.
Ellensfield is a coal project comprised of a high-productivity underground longwall mine accessed via drift, surface infrastructure, and an access road to transport the coal to the Carborough Downs wash plant. With nominal capacity of 4.5 Mtpy, the coal recovery is estimated to be 52% of hard coking coal and 48% of thermal coal. Capex budgeted for 2011 is US$ 47 million. Start-up is expected for the first half of 2015. The project is subject to approval by the Board of Directors.

Ú Base metals — unleashing growth
Vale is accelerating the implementation of highly competitive projects to take advantage of its privileged position due to the availability of multiple attractive growth options in base metals.
We are the mining company with the highest potential for nickel production growth, given the size and quality of proven and probable reserves — the world’s largest and with a balance of sulphide and lateritic deposits — with expertise to produce nickel from lateritic ores and the availability of a global set of refineries which deliver a diversified portfolio of nickel products.
An average of 60% of our nickel sales are destined to non-stainless steel applications — non-ferrous alloys, alloy steels, plating, foundry, batteries and other. The operations of our two large projects, Vale New Caledonia (VNC), and Onça Puma, will make feasible a more balanced sales distribution between stainless steel and non-stainless steel applications of nickel.
Onça Puma is built on lateritic nickel deposits of saprolitic ore and is expected to reach a nominal capacity of 58,000 tpy of nickel contained in ferronickel, its final product. The total investment for this project is estimated at US$ 2.841 billion, with US$ 146 million to be spent in 2011 during the ramp-up.
The commissioning phase of the Vale New Caledonia (VNC) project is almost complete. The resulting nickel and cobalt solution from HPAL will be sold to clients as an intermediate product, nickel hydroxide cake (NHC). VNC has a nominal production capacity of 60,000 metric tons per year (tpy) of nickel oxide and 4,600 tpy of cobalt. Capital expenditures total US$ 4.4 billion.
Pursuant to a commitment with the Government of the Province of Newfoundland and Labrador, Canada, Vale is building a nickel processing facility, the Long-Harbour plant. It will have a nominal production capacity of 50,000 tpy of finished nickel, utilizing the feed from the Ovoid mine of our Voisey’s Bay site. The total estimated capex is US$ 2.821 billion and start-up is scheduled for 1H13. Capex budgeted for 2011 is US$ 817 million as the project enters the more intensive capital expenditure phase.
We are working to re-open the old Totten mine, in Sudbury, which was closed in 1972. It is expected to produce 8,200 tpy of nickel, with copper and precious metals as by-products. The total cost is estimated at US$ 362 million, with completion forecast for the first half of 2011. Disbursement in 2011 will be US$ 112 million.
Alongside the strength in demand fundamentals, the increase in copper supply has been constrained. Global output growth over the last five years grew at only 1.7% per annum and known resources are the lowest relative to demand among key commodities, including bulk materials, base metals, PGMs and energy. Vale has the availability of several growth options and it is starting to accelerate their development.
The Tres Valles copper project, in the region of Coquimbo in Chile, is coming on stream in 4Q10. Its capex amounted to US$ 140 million and it has an estimated nominal production capacity of 18,000 tpy of copper cathodes, using an SX-EW (solvent extraction electro winning) processing plant.
In the first phase of development of the Salobo project, in Carajás, nominal capacity is estimated to reach 100,000 tpy of copper contained in concentrates, with 130,000 ounces of gold per year as a by-product. The capex is estimated at US$ 1.808 billion, US$ 406 million of which to be spent in 2011. Salobo I is scheduled to come on stream in the second half of 2011.
At the same time, we are developing the first expansion of Salobo (Salobo II), with an additional output of 100,000 tpy of copper in concentrates. The estimated capex is US$ 1.025 billion, of which US$ 275 million will be disbursed in 2011. The start-up of Salobo II is scheduled for the second half of 2013.
Konkola North, estimated to be the second-largest known resource in the Zambian Copperbelt, is an open-pit mine, with an estimated nominal production capacity of 45,000 tpy of copper in concentrates.

Konkola North is part of our 50/50 joint venture7 with ARM in Africa. Project development started in August with total estimated capital expenditure of US$ 400 million approved by the JV. We estimate US$ 70 million for investment in CSR and potential additional contingencies. The start up is expected for 2013.
Cristalino, in Carajás, will begin to be developed in 2011. It has an estimated nominal production capacity of 95,000 tpy of copper in concentrates, scheduled to come on stream in 2H14. Capex budgeted for 2011 is US$ 267 million. Cristalino is still subject to approval by the Board of Directors.
Ú Fertilizers — powering a new business
Vale has established a robust platform to support the build-up of a world-class fertilizer business, through the acquisition of assets in Brazil, with knowledge acquired through the operation of a potash mine — Taquari-Vassouras — since 1992 and a large project pipeline in potash and phosphates in South America, North America and Africa. The possession of these assets has the potential to transform Vale into a leading global producer of fertilizer nutrients.
The Rio Colorado project, in Argentina, involves an initial phase with a nominal capacity of 2.4 Mtpy of potash (potassium chloride, KCl), starting up in 2H13. Phase two will allow capacity to reach 4.3 Mtpy by 2017. Rio Colorado will employ a solution mining technology that has been successfully tested in a pilot plant for more than three years.
The engineering project for Rio Colorado has been completed, earth works have begun and the feasibility study was concluded recently. Power and logistics solutions for the project have been structured. The supply of natural gas is already secured through a joint venture that will operate a facility dedicated to Rio Colorado. At the same time, we currently have concessions for the construction of a maritime terminal at the port of Bahia Blanca, province of Buenos Aires, and for the operation of a 756 km stretch of the Ferrosur railroad.
The project is logistics-intensive, as in addition to the building of the maritime terminal it involves investments in rolling stock and railroad infrastructure, since it includes the renovation of 440 km of tracks and the construction of a 350 km long rail spur to connect the existing railroad to the mining site.
Rio Colorado is still subject to the approval of the Board of Directors. Capex budgeted for 2011 is US$ 1.225 billion.
The Salitre project in Minas Gerais is comprised of a phosphate rock mine with estimated capacity of 2.2 Mtpy and a processing plant with capacity to deliver 560,000 tons of P2O5 per year. Mine and plant are scheduled to come on stream in 2014. Investment budgeted for 2011 is US$ 345 million. The feasibility study was finalized, and it earned a best practices award from IPA (Independent Project Analysis, Inc.). The project is still subject to Board approval.
Bayóvar II, a brownfield expansion at Bayovar, with nominal production capacity of 1.9 Mtpy of phosphate rock, is expected to start-up in the second half of 2012. Capital expenditures for 2011 will be US$ 100 million. The project is still subject to approval by the Board of Directors.
Ú Power generation — diversifying the matrix
We are seeking to diversify and optimize our energy matrix seeking to identify natural gas deposits in Brazil and studying the usage of renewable fuels, such as biodiesel.

[7]	The JV controls the project, currently with 100% of the equity. Zambia Consolidated Copper Mines Limited (ZCCM) has options to acquire from 5% to 20% of the project equity from the JV. The strategic partnership with the Zambian state-owned company is aligned with our strategy to preserve long-term partnerships with key local players to support the implementation of greenfield projects.

Energy management and power generation have become a priority for us. As a large consumer of energy, we believe that investing in power generation projects to support our operations will help protect us against volatility in the price of energy, regulatory uncertainties and the risk of energy shortages.
Currently, we generate 24% of our global electricity consumption from our own power plants located in Brazil, Canada and Indonesia.
In 2011, we will start-up the hydroelectric power plants of Estreito, in Brazil and Karebbe, in Indonesia.
We own a 30% stake in the consortium that has the concession to build and operate the Estreito plant. Our estimated share of the total investment is US$ 703 million, with US$ 40 million to be disbursed in 2011.
Estreito is located on the Tocantins River, on the border of the Brazilian states of Maranhão and Tocantins, and will have an installed capacity of 1,087 MW. Originally scheduled for the end of 2010, Estreito is expected to come on stream only in the first half of 2011 due to a problem with one of the contractors.
Karebbe, located on the Larona River, will be the third hydropower plant to support our nickel operations on the island of Sulawesi, Indonesia. It is intended to reduce operational costs and generate power to allow the potential expansion of production to 90,000 tpy of nickel in matte. Total capex is estimated at US$ 410 million, with US$ 96 million to be disbursed in 2011. Start-up is expected for 2H11.
We are investing in biodiesel, through a consortium. Vale’s stake in the consortium rose to 51% after the acquisition of an additional stake of 10%. Vale’s total investment in the consortium and the building of the biodiesel plant rose to US$ 485 million due to the increase in Vale’s share. The disbursement planned for 2011 will be of US$ 46 million.
The palm oil production related to our stake will be used to feed a biodiesel plant, which will be 100% built and operated by Vale, with estimated capacity of 160,000 metric tons per year. The output will be dedicated to supplying the fleet of locomotives in the Carajás railroad and the bulk equipment of the Carajás mines. This initiative complies in advance with the regulation which requires the use of B20 by 2020.
We continue to invest in natural gas exploration in Brazil, with budgeted expenditures of US$ 236 million for 2011.
Ú Steel — fostering iron ore demand in Brazil
Vale will continue to encourage the development of new steel projects in Brazil through temporary minority stakes in joint ventures with the goal of being the exclusive supplier of iron ore and pellets to the mills.
TKCSA, a steel slab plant, together with a maritime terminal and a thermal power plant, in the state of Rio de Janeiro, Brazil, in which Vale owns 26.9%, started operations in 3Q10. The plant has a capacity to produce 5.0 Mtpy and consumes 8.5 Mt of iron ore and pellets per year, to be supplied exclusively by Vale.
In a partnership with Dongkuk Steel and Posco, in 2011 Vale will start the development of the CSP project, which encompasses the construction of a steel slab plant in the Brazilian state of Ceará. It will have a nominal production capacity of 3 Mtpy, with potential to be expanded to 6 Mtpy in a second phase. Vale’s budget expenditure for 2011 is US$ 195 million. Start-up is expected for 2014.
Another project that will start to be implemented in 2011 is the ALPA project, which involves the construction of a steel plant in Marabá, in the state of Pará, Brazil, with a nominal capacity of 1.8 Mtpy in slabs and 0.7 Mtpy in semi-finished steel. With US$ 100 million budgeted to be spent in 2011, the start-up is expected for the second semester of 2013. The project is subject to Board of Directors approval.
Vale is also studying the construction of an integrated slab plant project to be located in the Brazilian state of Espírito Santo, the CSU project, with a nominal production capacity of 5 Mtpy. Start-up is expected for 2014. Simultaneously to the ongoing feasibility study, we are looking for potential partners for the project. CSU is subject to Board of Directors approval.

Ú Description of the main projects

		Budget
		US$ million
Business	Project	2011	Total	Status
Bulk Materials /Logistics	Carajás — Additional 30 Mtpy	423	2,478	This project will add 30 Mtpy to current capacity. It comprises investments in the installation of a new plant, composed of primary crushing, processing and classification units and significant investments in logistics. Vegetation removal permit and installation license obtained. Start-up planned for 2012.

Vargem Grande — Itabiritos	356	1,521	This project in the Southern System will add 10 Mtpy of iron ore to current capacity. It involves investment in a new iron ore treatment plant, which will receive low grade iron ore from the Aboboras, Tamanduá and Capitão do Mato mines, and investments in the Andaime rail terminal. Start-up expected for 2H13.

Conceição — Itabiritos	411	1,174	This project in the Southeastern System will add 12 Mtpy of iron ore to current capacity. It involves investment in a new concentration plant, which will receive ROM from the Conceição mine. Start-up expected for 2H13.

CLN 150 Mtpy	1,289	2,986	The project includes investments in railway capacity and in the Ponta da Madeira terminal in Maranhão, Brazil, including construction of a fourth pier. It will increase the railway and port capacity to 150Mtpy. Start-up scheduled for 2H12.

Oman	269	1,356	Project for the construction of a pelletizing plant in the Sohar industrial district, Oman, in the Middle East, for the production of 9 Mtpy of direct reduction pellets and a distribution center with capacity to handle 40 Mtpy. Start-up planned for 2H10

	Tubarão VIII	185	833	Pellet plant to be built at the port of Tubarão, in the Brazilian state of Espírito Santo, with a 7.5 Mtpy capacity. Start-up scheduled for 2H12.
Moatize	422	1,658	This project is located in Mozambique and will have annual production capacity of 11 million tons, of which 8.5 million tons of metallurgical coal and 2.5 million tons of thermal coal. Start-up is scheduled for 1H11.

Serra Leste	274	TBA	The project includes investments in mining equipment, new processing plant and logistics to meet additional iron ore production of 10Mtpy in 2013. The iron ore flow will be transported by the EFC railroad. Scheduled to start up in 1H12. The project is subject to Board approval.

Simandou	861	TBA	The project involves the development of a mine-mill complex in Guinea, with estimated production capacity of 50Mtpy. In addition, investments will be made in a logistics system to enable the transportation of the iron

		Budget
		US$ million
Business	Project	2011	Total	Status
				ore through a railroad and maritime terminal in Liberia. Phase I (Zogota) start-up expected for 2H12 with initial production of 2 Mtpy. Conclusion scheduled for 2014, reaching a production of 15Mtpy.
Apolo	377	TBA	Project in the Southeastern System with an iron ore production capacity of 24 Mtpy. Start-up expected for 1H14. Includes investments for implementing a mine-beneficiation complex and construction of a railway spur connecting to the EFVM railroad. The project is still subject to approval by the Board of Directors.

Carajás Serra Sul S11D	1,017	TBA	Located on the Southern range of Carajás, in the Brazilian state of Pará, this project will develop a mine and beneficiation complex with capacity of 90 Mtpy. Start-up scheduled for 2H14. The project is still subject to approval by the Board of Directors.

CLN S11D	155	TBA	The project will expand the railway and the Ponta da Madeira terminal in the Northern System to increase capacity in line with the expansion in Carajás, as well as the construction of a rail branch connecting the EFC railroad to the Serra Sul S11D mine. Start-up is planned for 2H14. The project is still subject to approval by the Board of Directors.

Teluk Rubiah	148	TBA	It involves the construction of a maritime terminal in Malaysia that will be able to receive 400,000 dwt vessels and a distribution center with a capacity to handle up to 30 million metric tons of iron ore in initial phases, with potential to handle up to 90 million metric tons in the future. Start-up is planned for 2H13. The project is subject to approval by the Board of Directors.

Moatize II	161	TBA	The project comprises investments to open a new pit, duplication of the Moatize Coal Handling Preparation Plant (CHPP), and infrastructure, increasing production to 22Mtpy. Start-up is scheduled for 2H13. The project is still subject to approval by the Board of Directors.

Nacala Corridor	298	TBA	Project to develop the Nacala corridor, involving construction of a 200km railway connecting the Moatize mine to Malawi, a new coal maritime terminal in Nacala, Mozambique and a 21km rail branch that will connect the existing railway to the new coal maritime terminal, and the recovery of existing railways in Malawi and Mozambique. Start-up is scheduled for 2014. The project is still subject to approval by the Board of Directors.

Base Metals	Totten	112	362	Reopening of a nickel mine in Sudbury, Canada, aiming to produce 8,200 tpy of nickel, copper and precious metals as by-products. Project being implemented and start-up planned for 1H11.
	Long-Harbour	817	2,821	Nickel processing facility in the province of Newfoundland and Labrador, Canada, to produce 50,000 metric tons of

		Budget
		US$ million
Business	Project	2011	Total	Status
				finished nickel per year, together with up to 5,000 metric tons of copper and 2,500 metric tons of cobalt, using feed supplied by the Ovoid mine of Voisey’s Bay. The start-up is scheduled for 1H13.
	Salobo	406	1,808	Project developed at the Salobo deposit, in the state of Pará, will have a production capacity of 100,000 metric tons of copper in concentrate. Start-up scheduled for 2H11.
Konkola North	80	200	Located in the Zambian Copper Belt, this is an underground mine and will have an estimated nominal production capacity of 45,000 tpy of copper in concentrate. This project is part of our 50/50 joint venture with ARM in Africa. In addition to the JV approved budget of US$400 million, we estimate US$70 million of additional contingencies, social and environmental investments. Start-up expected for 2013.

	Salobo II	275	1,025	The project will expand the Salobo mine annual production capacity from 100,000 to 200,000 metric tons of copper in concentrate. Start-up estimated for 2H13.
Cristalino	267	TBA	Project located in the Carajás region, with nominal capacity of 95,000 tpy of copper in concentrates. Start-up is scheduled for 2H14. The project is still subject to approval by the Board of Directors.

Fertilizer Nutrients	Bayovar II	100	TBA	Brownfield expansion of the Bayovar Project, in northern Peru, targeting an additional 1.9 million tons of phosphate rock production. Start-up is scheduled for 2H12. The project depends on approval by the Board of Directors.

Rio Colorado	1,225	TBA	Phase 1 has a nominal capacity of 2.4 Mtpy of potash - KCl, with phase 2 to reach 4.3 Mtpy. Project involves the construction of a railway spur of 350 km and a maritime terminal. Start-up of phase 1 is expected to take place in 2H13. This project is subject to approval by the Board of Directors.

Salitre	345	TBA	Project located in Minas Gerais, Brazil, to open a new phosphate mine with a production capacity of 2.2 Mtpy of phosphate concentrates and implementation of fertilizer production plant with capacity of 560,000 t / yr of P2O5, linked by an 18 km pipeline Start-up scheduled for 2014. The project depends on approval by the Board of Directors.

Energy	Estreito	40	703	Hydroelectric power plant on the Tocantins river, between the states of Maranhão and Tocantins, Brazil. Vale has a 30% share in the consortium that will build and operate the plant, which will have a capacity of 1,087 MW. Start-up is planned for 1H11.

	Karebbe	96	410	Karebbe hydroelectric power plant in Sulawesi, Indonesia, aims to supply 130 MW for the Indonesian operations, targeting production cost reduction by substitution of oil

Budget
US$ million
Business	Project	2011	Total	Status
as fuel and enabling the potential expansion to 90,000 tpy of nickel in matte. Work started and main equipment purchased. Scheduled to start-up in 2H11.
Biofuels	46	485	Consortium with Biopalma to invest in biodiesel to supply our mining and logistics operations in the Northern region of Brazil, using the B20 mix (20% of biodiesel and 80% of ordinary diesel), from 2014 onwards. Vale’s stake in the consortium is 51%. The oil production related to our stake will be used to feed our own biodiesel plant, with estimated capacity of 160,000 metric tons of biodiesel per year.

TBA: To be approved by the Board of Directors.

OPINION OF THE FISCAL COUNCIL ON THE PROPOSAL FOR THE DESTINATION OF
EARNINGS FOR THE YEAR ENDED 31 DECEMBER 2010
The Fiscal Council of Vale SA (“Vale”) in carrying out its legal and statutory duties, having examined the Proposal of the Board for the destination of earnings for the year ended 31 December, 2010, is of the opinion that the mentioned information that should be approved by the Annual Stockholders’ General Meeting of the Company.
Rio de Janeiro, February 24, 2011

Marcelo Amaral Moraes	Antonio José de Figueiredo Ferreira

Chairman	Counselor

Aníbal Moreira dos Santos	Nelson Machado

Counselor	Counselor

BOARD OF DIRECTOR’S REPORT ON PROPOSAL FOR THE DESTINATION OF EARNINGS
FROM THE FISCAL YEAR ENDED DECEMBER 31, 2010
Dear Shareholders,
The Board of Directors of Vale S.A. (“Vale”), after conducting the analysis of the Executive Officer Board’s proposal for the destination of profits earned in the fiscal year ended December 31, 2010, is favorable to the submission of such proposal to the shareholders resolution at the Ordinary General Shareholder Meeting to be held in April, 2011.
Rio de Janeiro, February 24, 2011.

Ricardo José da Costa Flores	Renato da Cruz Gomes

President	Member

Jorge Luiz Pacheco	José Ricardo Sasseron

Member	Member

Oscar Augusto de Camargo Filho	Sandro Kohler Marcondes

Member	Member

Paulo Sergio Moreira da Fonseca	José Mauro Mettrau Carneiro da Cunha

Member	Member

Raimundo Nonato Alves Amorim	Hajime Tonoki

Member	Member

Item 10
10.1. Financial status and general assets
a. Financial status and general assets
          The year 2009 was characterized as a transition period, marked by operational and financial performance at a lower threshold than the previous two years, however quite robust.
          2010 was a year of strong recovery and of extraordinary performance resulting from the convergence of the actions of two main forces. On the one hand, the initiatives developed in response to the global recession, focusing on structural transformations, started to present returns. On the other hand, the global economy, led by the emerging companies, which are the main source of expansion of demand for ores and metals, showed exceptional growth.
          As a consequence, the past year recorded the best financial performance in the history of Vale, registering records of revenues, operational profit, operational margin, generation of cash and profit. The quality of financial performance is highlighted by the record value of investments, which build new platforms to support the growth in the long run.
          The operational revenue of Vale reached the record value of R$ 83.225 billion, having recorded growth of 71.3% in 2009, with annual average increase of 16.2% in the period of 2006-2010.
          Bulk materials sales — made up of iron ore, pellets, manganese ore and iron-alloy, thermal and metallurgical coal — represented 73.4% of the 2010 operating revenues, increasing the 62.7% from 2009. Participation of base metals in total revenue decreased from 27.6% to 17.0% in 2010 due to the strike in Canada. Participation in revenue for fertilizers was of 3.8% in 2010 with an increase of 1.6% compared to 2009. Logistics services contributed with 2.4% and other products with 2.0%.

Business segments	2008	2009	2010
Bulk Materials	61.7%	62.7%	73.4%
Base Metals	29.2%	27.6%	17.0%
Fertilizers	0.7%	1.6%	3.8%
Logistics services	5.0%	5.7%	3.8%
Others	3.4%	2.4%	2.0%
          In 2010, operating profit, measured by EBIT1, reached R$ 40.490 billion and was constituted as a new record, exceeding in 35.7% the greatest previous mark, recorded in 2008. The operating margin was also record, with 48.7%, against 27.2% in 2009.
          Cash generation, measured by EBITDA2, reached R$ 46.378 billion, marking thus a new record, R$11.356 billion above the previous record obtained in 2008. Net profit, R$30.070 billion, was the highest in the history of Vale.

in R$ million	2008	2009	2010
Operating revenue	70,541	48,496	83,225
EBIT	29,847	13,173	40,490
EBIT margin (%)	42.3%	27.2%	48.7%
EBITDA	35,022	18,641	46,378
Net profit	21,279	10,337	30,070
Remuneration to shareholder (parent company)	5,558	5,299	5,095
ROE (%)*	22.1%	10.8%	26.8%

*	Return on equity

[1]	Profit before interest and taxes.

[2]	Profit before interest, taxes, depreciation and amortization and exhaustion and accreted of dividends received, also known as LAJIDA.

b. Capital Structure
          The shareholders’ equity of Vale, on the 31st of December 2010, was R$ 112.116 billion. On the same date, the gross debt added to obligations with third parties totaled R$ 43.789 billion, with a cash position3 of R$ 16.456 billion, including R$ 2.987 billion invested in net assets of fixed income of low risk, with maturity varying between 91 and 360 days and average maturity of 135 days. The gross debt index and obligation with third parties /shareholders’ equity and participation of non controlling shareholders was 37.6% compared to 42.0% on 31st December, 2009, and 44.9% on 31st December, 2008.
          On 31st December, 2009, the shareholders’ equity was R$ 95.758 billion, the gross debt was R$ 42.088 billion, and the cash position R$19.746 billion. On 31st December 2008, the shareholders’ equity was R$96.308 billion, the gross debt was R$45.384 billion and the cash position R$ 30.033 billion.
          i. Hypotheses of Redemption
          ii. Redemption Value Method
The Bylaws of the Company does not authorize the application of profits or reserves in the redemption or amortization of shares. Additionally, on the date of this Reference Form, Vale’s Administration does not have the intention of calling a special shareholders meeting with this purpose.
c. Financial commitments
          Vale enjoys a healthy financial position, supported by strong cash generation, ample liquidity, availability of credit facilities of short and long term and portfolio of debt with low risk. Such position gives us comfort in connection with the capacity to pay our financial commitments.
          The leverage, measured by the relation total debt /EBITDA, decreased to 0.9x on December 31st 2010, compared to 2.3x on December 31st 2009 and 3x on December 31st 2008, respectively. The reduction in leverage reflects the effects of the global economy recovery on our financial performance..
          The total debt ration /EV4 was equal to 13.7% on December 31st 2009, while the index of interest coverage, measured by the indicator EBITDA / payment of interest, was 22.86 times.
INDEBTEDNESS INDICATORS

in R$ million	2008	2009	2010
Gross debt	45,384	42,088	43,789
Cash position *	30,033	19,746	16,456
Net debt	15,351	22,342	27,333
Gross debt / EBITDA (x)	1.3	2.3	0.9
EBITDA / payment of interest (x)	14.24	7.81	22.86
Gross debt / EV	28.4%	15.1%	13.7

*	Includes short-term investments
d. Source of financing for working capital and investments in non-current assets
          The sources of funds utilized by Vale were generation of operational cash, loans and financing, and issue of bonds and securities, convertible or not, launched in the capitals market. Additionally, in 2008, we made a global offer of shares that permitted net funding of R$19.273 billion.

[5]	Includes cash and cash equivalents and short-term investments.

[6]	EV, enterprise value, equals the sum of the company’s market capitalization with the net debt.

          In September 2010, Vale issued R$1.7 billion in bonuses, maturing on 2020 and R$1.3 billion in bonuses maturing on 2039. The bonus of 2020 will have a coupon of 4.625% per year, semi annually paid, at the price of 99.030% of the face value of the instrument. The 2039 bonus issued at the price of 110.872% of the face value of the instrument, were consolidated with the bonus of US $1 billion issued by Vale Overseas in November 2009 with coupon of 6.875% and maturity in 2039, forming a single series. In March 2010, Vale captured R$ 1.8 billion in eurobonus of 8 year at the price of 99.564% of the face value of the instrument. The notes with maturity in 2018, will have coupon of 4.375% per year, paid annually.
          The operational activities generated cash flows of R$35.375 billion in 2010, in view of R$11.517 billion and R$32.187 billion in 2009 and 2008, respectively. The operational cash flows grew significantly in the last years up to 2008, driven by the growth in sales volume and by the high of prices of our products. In 2009, this cycle of growth was interrupted as a result of negative effects of the global recession on the prices and volumes of sales. In 2010, growth was resumed mostly due to the strong recovery of demand which reflected in the price increase.
          Among other more relevant operation in the three-year period, the following are highlighted:
•	In January 2011 (subsequent period), Vale signed an agreement with some commercial banks with the guarantee of the Italian credit agency Servizi Assicurativi Del Commercio Estero S.p.A (Sace) for the supply of a line of credit of US $300 million (equivalent to R$ 500 million) for 10 years.

•	In October 2010, Vale signed an agreement with Export Development Canada (EDC), official agency of credit for export of Canada, for the financing of the package of Vale’s Investments Program. According to the contract, EDC shall supply a credit facility of up to US $1 billion. The amount of US $500 million (equivalent to R$855.6 million) will be available for investment operations in Canada, the remaining US $500 million (equivalent to R$855.6 million) will be available for financing of purchases of Vale from Canadian companies for the supply of our operations outside Canada. Until December 31st, 2010, Vale used US $250 million (equivalent to R$ 417 million) of this line of credit.

•	In September 2010, Vale issued US $1.75 billion (equivalent to R$ 3 billion), US $1 billion in bonus with maturity in 2020 and coupon of 4.65%, with semi annually payments and US $750 million through the reopening of the 2039 bonus, with yield to the investor of 6.074%. The bonus of 2039 is part of the bonus of US $1 billion issued in November 2009.

•	In September 2010, Vale signed a contract with The Export-Import Bank of China and the Bank of China Limited for the financing of the construction of 12 ships, with capacity of 400,000 dwt , in the total value of up to US$1.229 billion (equivalent to R$2,048 billion). The financing has a total period for payment of 13 years and Value will receive the funds in the next 3 years according to the schedule of construction of ships. Until December 31st, 2010, US$291 million were disbursed (equivalent to R$485 million) in the facility.

•	In June 2010, Vale agreed with the National Bank for Economic and Social Development — BNDES some credit facilities totaling R$774 million, to finance the acquisition of certain equipment. To December 31st, 2010, R$205 million were disbursed in this agreement.

•	In June 2010, an Export Prepayment was captured in the value of US $500 million (equivalent to R$ 901 million) with maturity in 10 years.

•	In March 2010, Vale captured € 750 million (equivalent to R$ 1.8 billion) eurobonus of 8 years at the price of 99.564% of the face value of the instrument. The notes with maturity in March 2018, shall have a coupon of 4.375% per year, paid semi annually.

•	In November 2009, Vale made a public global offer of 30 years of bonus in the amount of US$1 billion (equivalent to R$1.7 billion on the date of the transaction) issued through the wholly owned subsidiary Vale Overseas, totally and unconditionally guaranteed by Vale, with maturity in November 2039, and coupon of 6.875% per annum, paid semi annually.

•	In September 2009, Vale made a public global offering of 10 year bonus in the amount of US$1 billion (equivalent to R$1.8 billion on the date of the transaction) issued through its wholly owned subsidiary Vale Overseas, totally and unconditionally guaranteed by Vale, with maturity in September 2019, and coupon of 5.625% per annum, paid biannually.

•	In July 2009, Vale issued US$942 million (equivalent to R$1.858 billion on the date of the transaction) in notes compulsorily swappable with maturity in 2012 through its wholly owned subsidiary Vale Capital II. The notes are divided into 2 series: Vale 2012 and Vale P 2012. Both series have maturity in June 2012 and shall be compulsorily swappable by American Depositary

Shares (ADS). The series Vale 2012 shall be swapped by ADS in connection with common shares issued by Vale, and the series Vale P 2012 shall be swapped by ADS in connection with preferred Class A shares issued by Vale. Additional remuneration shall be paid to the holders of notes, based on the net value of the dividends distributed by Vale to the holders of ADS.

•	In May 2008, Vale signed agreements with the Japan Bank for International Cooperation (JBIC) and Nippon Export and Investment Insurance (NEXI) for the financing of projects that are part of the investment program for 2008-2012. Vale’s projects to be financed shall follow the criteria required by the Japanese financial institutions. The JBIC may provide funds of up to US$3 billion (equivalent to R$5.0 billion on the date of execution of the contract) and NEXI shall provide debt insurance on loans of up to US$2 billion (equivalent to R$3.3 billion on the date of execution of the contract). In November 2009, Vale, through its subsidiary PT International Nickel Indonesia Tbk (PTI), contracted a facility in the amount of US$300 million (equivalent to R$525 million on the date of execution of the contract) with Japanese financial institutions, using insurance of NEXI, for the financing of the construction of the hydroelectric plant of Karebbe, in Indonesia, from which US$150 million were drawn (equivalent to R$249.9 million on December 31st 2010) to the end of 2010.

•	In April 2008, Vale signed with BNDES a facility transaction in the amount of R$7.3 billion (equivalent to US$4.2 billion on the date of execution of the contract) to be used to finance projects that are part of the investment program of Vale for 2008-2012. Up to December 31st 2010, Vale used R$1.92 billion (equivalent to US$1.153 billion on December 31st 2010) of this facility with BNDES.

•	In January 2008, Vale contracted with a Brazilian bank, a transaction for financing of working capital of R$2 billion (equivalent to US$1.1 billion on the date of execution of the contract), fully used.
e. Potential sources of financing used for working capital and for investments in non-current assets
          In the regular course of business, the principal need for funds of Value refers to capital investments, payments of dividends and debt service. The sources of funds frequently used are: the flow of operating cash and financing, which we complemented in 2008-2010 with a global offer of shares and an issue of notes compulsorily convertible into shares.
          Moreover, the main source of financing to cover liquidity deficiency is the facilities related to the export transactions offered by local banks (Advance on Foreign Exchange Contract — ACCs and Advance on Delivered Exchange Instruments — ACEs).
          Vale has, moreover, rotary credit facilities available which may be used at the option of the debtor. On December 31st, 2010, the amount available involving credit facilities was US$1.6 billion (equivalent to R$2.666 billion on December 31st, 2010), where US $850 million (equivalent to R$1.416 billion on the transaction date) provided by our indirect subsidiary Vale International and the remainder to our indirect subsidiary Vale Canada Limited (Vale Canada). To December 31st, 2010, no value had been drawn by Vale International or by Vale Canada, but letters of credit were issued in the value of US$114 million (equivalent to R$190 million on December 31st, 2010) related to the credit facility of Vale Canada.
f. Debt: level and composition
On December 31st, 2010, our total debt was R$43.789 billion, with a portion of R$ 3 million guaranteed by assets of Vale, with average period of maturity of 9.9 years and average cost of 4.9% per year in US dollars.
DEBT STRUCTURE

In R$ million	2008	2009	2010
Gross debt	45,384	42,088	43,789
Tranche guaranteed by assets of Vale	3%	4%	0%
Average term of maturity (in years)	9.3	9.2	9.9
Average cost (in US dollars)	5.8%	5.3%	4.9%

          Since July 2005, Vale is considered investment grade. Currently, Vale has the following credit risk ratings: BBB+ (Standard & Poor’s), Baa2 (Moody’s), BBB high (Dominion Bond Ratings) e BBB+ (Fitch).
          i. relevant loan and financing contracts
          The short term debt consists principally of financing for export (trade financing) and import expressed in US dollars, with financial institutions. On December 31st, 2010 the short term debt was R$1,144 billion, as compared to R$646 million and R$1,088 billion in 2009 and 2008, respectively.
          The most important categories of the long term debt are presented below. The values presented include the short term portion of the long term debt and exclude the accumulated costs.
     Loans and financing expressed in US dollar (R$ 10.7 billion, R$14.5 billion and R$16.3 billion on 31th of December 2010, 2009 e 2008, respectively). These loans include credit facilities for export, financing of import of the export credit agencies and loans from commercial banks and multilateral organizations. The main credit facility is a prepayment of export, linked to future exports, originally in the amount of US$6.0 billion (equivalent to R$10.4 billion), captured as part of the refinancing of the debt for the acquisition of Inco. On December 31st, 2010, the outstanding balance was US$2.7 billion (equivalent to R$4.4 billion)
     Fixed income papers expressed in US dollars (R$17.1 billion, R$12.9 billion and R$15.2 billion on December 31st, 2010, 2009 e 2008, respectively). Vale issued several debt instruments in the capitals market through its wholly owned subsidiary Vale Overseas in the total amount of US$9.1 billion (equivalent to R$15.2 billion). The subsidiary Vale Canada issued debt instruments in the amount of US$1.1 billion (equivalent to R$1.9 billion).
     Fixed income papers in euros (R$1.7 billion on 31 December 2010). Vale issued a debt instrument in the capitals market in the total amount of Euros 750 million (equivalent to R$1.7 billion).
     Instruments expressed in US dollars guaranteed by receivables of future exports (R$0.3 billion and R$0.5 billion on December 31st, 2009 and 2008, respectively). In December 2009, we had a securitization program originally in the amount of US$400 million based on existing and future accounts receivable related to export of iron ore and pellets to customers in Europe, Asia and the USA. On 15 January 2010, Vale liquidated in advance the remaining balance of the securitization program.
     Non-convertible debentures expressed in reais (R$4.7 billion, R$6.0 billion and R$6.0 billion on December 31st, 2010, 2009 and 2008, respectively). In November 2006, we issue non convertible debentures in the value of approximately US$3.2 billion (equivalent to R$5.5 billion), in two series, with maturities of four and seven years. The first series, of US$862 million (equivalent to R$1.5 billion), fell due in 2010, with interest of 101.75% of the accrued variation of the interest rate of the CDI (interbank deposit certificate). The second series, of US$2.3 billion (equivalent to R$4.0 billion), with maturity on 2013 has interest of variation of the CDI plus 0.25% per year.
     Perpetual instruments (R$0.1 billion, R$0.1 billion and R$0.2 billion on December 31st, 2010, 2009 and 2008, respectively). We issued perpetual instruments which are negotiable for 48.0 billion preferred shares of Mineração Rio do Norte S.A (MRN). The interest is paid on the instruments in a value equal to the dividends paid to the underlying preferred shares.
          ii. other long-term relationships with financial institutions

Vale and its associated and subsidiary companies have a commercial relationship in the normal course of their business with some of the main financial institutions of the country, according to the usual practices of the financial market.
Other debts totaled R$7.8 billion, R$7.2 billion and R$5.4 billion on December 31st, 2010, 2009 and 2008, respectively. We have several loans contracted in Brazil, especially with BNDES and some Brazilian private banks, in addition to loans and financing in other currencies.
          iii. degree of subordination among debts
The total outstanding balance was not guaranteed by receivables in 2010, 4% of the total outstanding balance was guaranteed by receivables in 2009 and 3% in 2008.
          iv. eventual restrictions imposed on the issuer especially, in relation to limits of indebtedness and contracting of new debts, to the distribution of dividends, to the disposal of assets, to the issue of new securities and to the disposal of corporate control
Some of the long term financial instruments contain obligations related to financial indicators. The main indicators re debt on shareholders’ equity, debt on Earnings Before Interest Tax, Depreciation and Amortization (EBITDA) and interest coverage. Vale is in conformity with the levels required for the indicators. We believe that the current clauses shall not significantly restrict the capacity to contract new debts to meet capital needs. Additionally, none of the clauses restricts directly our capacity to distribute dividends or interest on net current assets.
g. limits of use of financing already contracted
Certain financing contracts signed by Vale establish restrictions in connection with the use of funds. There follows the description of the relevant financing contracts:

Date	Counterparty	Allocation	Value	Disbursement of funds
11/23/2010	BNDES	Supplementation of funds related to the implementation of the Hydroelectric Plant Estreito (UHE)	R$ 208.03 million	The credit is provided in tranches according to the schedule of the projects

10/272010	BNDES	Credit allocated to financing of equipment and expansion of production capacity	R$ 246.6 million	The credit is provided in tranches according to the schedule of the projects

09/09/2010	Exim and Bank of China Limited	Credit allocated to financing for the acquisition of ships from shipyard Rongsheng	R$ 2.119 billion	The credit is provided in tranches according to the schedule of payments contemplated in the construction contract

06/30/2010	Banco Votorantim	Credit allocated to financing of equipment	R$ 57.2 million	The credit is provided in tranches according to the schedule of the projects

06/30/2010	Banco do Brasil	Credit allocated to financing of equipment	R$ 16.8 million	The credit is provided in tranches according to the schedule of the projects

06/30/2010	Banco do Brasil	Credit allocated to financing of equipment	R$ 59.8 million	The credit is provided in tranches according to the schedule of the projects

06/30/2010	Banco do Brasil	Credit allocated to financing of equipment	R$ 17.8 million	The credit is provided in tranches according to the schedule of the projects

06/30/2010	Banco Santander and Banco Bradesco	Credit allocated to financing of equipment	R$ 135.1 million	The credit is provided in tranches according to the schedule of the project

06/30/2010	Banco do Brasil	Credit allocated to financing of equipment	R$ 175.8 million	The credit is provided in tranches according to the schedule of the projects

06/29/2010	BNDES	Credit allocated to financing of equipment	R$ 135.1 million	The credit is provided in tranches according to the schedule of the projects

06/29/2010	BNDES	Credit allocated to financing of equipment	R$ 175.8 million	The credit is provided in tranches according to the schedule of the projects

Date	Counterparty	Allocation	Value	Disbursement of funds
04/01/2008	BNDES	Credit allocated to investments in made in Brazil	R$ 7.3 billion	The credit is provided in tranches according to the schedule of the projects

03/11/2008	BNDES	Credit allocated to the construction of Hydroelectric Plant UHE Estreito, its transmission lines and several social investments	R$ 808.4 million	The credit is provided in tranches according to the schedule of the projects
h. significant alterations in each item of the financial statements
          Analysis of the Results of Operations
          The table below presents the values for the consolidated statements of results for the fiscal years ended on 31 December 2008, December 31st, 2009 and December 31st, 2010:

On December 31st
(in R$ billion)
Income Statement	2008	2009	2010
Net Operating Revenue	70.541	48.496	83.225
Cost of products and services	(32.156)	(27.750)	(33.756)
Administrative and sales expenses	(3.618)	(2.347)	(3.201)
Research and Development	(2.071)	(1.964)	(1.567)
Reduction of the recoverable value of intangible assets	(2.447)	—	—
Other expenses	(2.849)	(3.262)	(4.211)

Operating Revenue	27.400	13.173	40.490

Result of corporate participations	104	99	(48)
Amortization of premium	(1.429)	—	—
Net financial income	(3.838)	2.094	(2.763)
Gain (loss) in the realization of assets	139	93	—

Profit before income tax and social contribution	22.376	15.459	37.679

Income tax and social contribution	(665)	(4.954)	(7.035)
Discontinued Operations			(222)
Participation of minority holders	(432)	(168)	(352)
Net Profit	21.279	10.337	30.070

Fiscal year ended on December 31st, 2009 compared to the fiscal year ended on December 31st, 2010

Revenues
The net operating revenue reached R$83.225 billion in 2010 versus R$ 48.496 billion in 2009, an increase of 71.6%.
In 2010, the increase in revenue was due basically to the largest volume sold and to the increase in prices of the principal products sold by the Company, which contributed to an increase in revenue of R$ 7.366 billion and R$ 28.167 billion, respectively, compared with 2009.
The expansion in revenue was determined mainly by higher prices of iron ore, R$ 17.953 billion, pellets R$6.880 billion, and by the purchase of Vale Fosfatados and Vale Fertilizantes, which contributed with revenue of R$ 2.419 billion.
     Iron ore
Revenues from iron ore sales increased by 80%, from R$ 25.234 billion in 2009 to R$ 45.419 billion in 2010, due to a 71.1% increase in the average sale price and an 8.8% in volumes sold. The increase in prices reflects strong demand.
     Pellets
Revenues from pellet shipments increased 266% from R$ 3.887 billion in 2009 to R$ 14.227 billion in 2010 due to a 177.8% variation in average sales prices and an 89.3% increase of volumes sold. Higher prices are explained by the same methodology applied in iron ore, while higher volumes are explained by the increased use of plants due to market recovery.
     Manganese ore
Revenues from manganese ore increased 66.5%, from de R$ 275 million in 2009 to R$ 458 million in 2009 due to prices positive variation of 53.1% as a result of the impact of global economic conditions and to the increase in volumes sold of 13.5% due to demand recovery.
     Ferroalloys
Revenues from ferroalloys sales increased 57.4%, from R$ 693 billion in 2010 to R$ 1.091 billion in 2009, due to a 58.5% increase in volumes sold due to the recovery of steel industry. The alloys average price remained stable by the variation of mix of alloys sold.
     Nickel and other products
Revenues from this segment increased by 4.3%, from R$ 7.868 billion in 2009 to R$ 8.204 billion in 2010, mainly due to the following factors:
• Revenues from nickel sales increased 3.7%, from R$ 6.457 billion in 2010 to R$ 6.698 billion in 2009, due to a 26.4% increase in average nickel prices. Nickel volume sold declined by 22.8% in 2009 due to the shutdown of our Sudbury and Voisey Bay operations as a result of labor strikes beginning in the second half of 2009; and
• Revenue from copper sales increased 28% from R$ 903 million in 2009 to R$ 1.156 billion in 2010, primarily due to an increase of 33.8% in average selling prices in part offset by a 5.7% drop in volumes sold due to the shutdowns described above.
     Copper concentrate
Revenues from copper concentrate sales increased 23.3%, from R$ 1.329 billion in 2010 to R$ 1.638 billion in 2009, due to a 25.8% increase in average sale prices.
     Aluminum
Revenues from our aluminum business increased 10.6%, from R$ 4.217 billion in 2009 to R$ 4.663 billion in 2010 mainly due to LME price variation.
     Potash

Revenues from potash sales decreased 39.3%, from R$ 810 billion in 2009 to R$ 492 million in 2010, due to significant drops in sales volumes, of 13.9%, explained by recuperation of internal inventory and by reduction of average prices in 25,3%.
     Phosphate
Sales revenue is attributed to the acquisition of Vale Fosfatados (formerly known as Bunge Participações e Investimentos S.A.) and Vale Fertilizantes (formerly known as Fosfertil).
     Nitrogen
Sales revenue is attributed to the acquisition of Vale Fosfatados and Vale Fertilizantes.
     Logistics services
Revenue from logistics services increased 14%, from R$ 2.838 billion in 2009 to R$ 3.236 billion in 2010 mainly due to the mix of products transported.
     Other products and services
Revenues from other products and services increased from R$ 1.190 billion in 2009 to R$ 1.664 billion in 2010. This occurred mainly because of higher revenues from steel products.
Services Costs and Expenses
Costs related to services and goods sold by Vale are detailed below:
Comments on Cost by Type of Product
Our total cost of goods sold increased from R$ 27.750 billion in 2009 to R$ 33.756 billion in 2010, a 21.6% increase, due to higher volumes sold. The following were the main factors that contributed to this variation:
          • Outsourced services. Outsourced services costs increased by 8.6% in 2010, from R$ 4.274 billion in 2009 to R$ 4.640 billion in 2010, due to higher volumes sold.
          • Materials costs. Materials costs increased by 2.2% in 2010, from R$ 5.943 billion in 2009 to R$ 6.071 billion in 2010, reflecting the increase in demand. In 2009 there was the anticipation of maintenance reflecting in the consumption of inputs in this period.
          • Costs of energy and fuels. Energy costs decreased by 2.9% in 2010, from R$ 6.034 billion in 2009 to R$ 5.858 billion in 2010. This increase reflected higher volumes sold and prices.
          • Staff costs. Staff costs decreased 3.8%, from R$ 4.077 billion in 2009 to R$ 3.921 billion in 2010, reflecting the temporary interruption occurred in nickel, impacting on the reduction volumes sold, partially offset by an adjustment of 7% in payroll in Brazil.
          • Acquisition of products. The cost of products purchased from third parties increased by 56.1%, from R$ 1.219 billion in 2009 to R$ 1.903 billion in 2010 mainly due to higher volumes sold of pellets.
          • Depreciation and depletion. The cost of depreciation and depletion increased 5.9%, from R$ 4.642 billion in 2009 to R$ 4.916 billion in 2010. Part of the increase due to acquisition of fertilizer companies.
          • Other costs. Increased 110.8% in 2010, from R$ 3.058 billion in 2009 to R$ 6.447 billion in 2010, mainly due to allocation of fertilizer costs of in this nature — Vale Fosfatados and Vale Fertilizantes.
Selling, general and administrative expenses
Selling, general and administrative expenses increased by 36.3%, from R$ 2.347 billion in 2009 to R$ 3.201 billion in 2010. The increase was explained by increased expenses in services, advertising and personnel related to increased level of product commercialization.

Research and development expenses
Research and development expenses decreased 20.2% in 2010, from R$ 1.964 billion in 2009 to R$ 1.567 billion in 2010. The decrease in research on gas and energy is due to the feasibility of the projects.
Other costs and expenses
Other operating expenses increased from R$ 3.262 billion in 2009 to R$ 4.211 billion in 2010, an increase of 29.1% due to provision for loss of materials, increased distribution of variable compensation (profit sharing) and review of mining rights.
Result of equity investments
The equity income result in non-controlled decreased 148.5% from R$ 99 million of revenue in 2009 to an expense of R$ 48 million in 2010. The reduction was due to losses from the startup of the Companhia Siderúrgica do Atlântico.
Net Financial result
The financial result varied 231.9%, from an income of R$ 2.094 billion in 2009 to an expense of R$ 2.763 billion in 2010. The main factors that contributed to the negative result was the lower positive monetary and exchange variation recorded in 2009, market marking of shareholders debentures and expenses with tax on financial operations due to the redemption of securities convertible into shares.
Gain (loss) on realization of assets
The gain (loss) on asset realization was of R$ 93 million in 2009, mainly due to sale of our sold the remaining of our stake in Usiminas with a gain of R$ 288 million partially offset by a loss in Valesul of R$ 147 million in 2009. In 2010 there have been no gains/losses.
Income taxes
For 2010 we recorded a net income tax expense of R$ 7.035 billion, compared with R$ 4.954 million in 2009 due to higher tax basis.
Net income
Net profit increased by 190.9%, from R$ 10.337 billion in 2009 to R$ 30.070 billion in 2010 is due primarily to factors explained previously.
Financial year ended December 31st, 2008 compared with the year ended December 31, 2009
Revenues
Net operating revenues decreased 31.3% to R$ 48.496 billion in 2009 versus R$ 70.541 billion in 2008.
In 2009, the decrease in revenues was determined by lower sales volumes and price decrease of the main products sold by the Company, contributing for a revenue decrease of R$ 10.919 billion and R$ 15.876 billion, respectively versus 2008.
The contraction in revenues was determined by lower iron ore prices, R$ 4.583 billion, and the decrease in shipments of iron ore, R$ 3.271 billion, pellets, R$ 3.545 billion, and nickel, R$ 1.990 billion.
     Iron ore
Revenues from iron ore sales decreased by 18.9%, from R$ 31.113 billion in 2008 to R$ 25.234 billion in 2009, due to a 14.7% drop in the average sale price and a 10.5% fall in sales volumes. The drop in prices is explained by a decrease in benchmark prices, in U.S. dollars, 28.2% for fines and 44.5% for lumps. The contraction in global demand for steel, and therefore the decrease in steel production caused the negative impact in Vale’s sales volumes.
     Pellets
Revenues from pellet shipments were 60.6% lower, from R$ 9.861 billion in 2008 to R$ 3.887 billion in 2009 due to a 27.5% decrease in average sales prices and a 36.1% reduction of sales volumes. The drop in prices is explained by a 44.0% decrease in benchmark prices, in U.S. dollars, while sales volumes decreased due to global macroeconomic conditions. The demand for pellets tends to be affected more strongly affected by changes in economic cycles when compared to demand for iron ore.
     Manganese ore
Revenues from manganese ore decreased 39.4%, from de R$ 454 million in 2008 to R$ 275 million in 2009 due to lower prices. The effect of lower prices was partially offset by a 30% increase in volumes sold as a result of strong Chinese demand.
     Ferroalloys
Revenues from ferroalloys sales decreased 63.3%, from R$ 1.886 billion in 2008 to R$ 693 million in 2009, due to significant drops in sales volumes, of 36.1%, and average prices, of 36.3% due to reduced demand.
     Nickel and other products
Revenues from this segment decreased by 43.3%, from R$ 13.865 billion in 2008 to R$ 7.868 billion in 2009, mainly due to the following factors:
     . Revenues from nickel sales decreased 38.9%, from R$ 10.564 billion in 2008 to R$ 6.457 billion in 2009, due to a 24.8% decline in average nickel prices. Nickel sales volume declined by 18.8% in 2009 due to the temporary interruption of our Sudbury and Voisey Bay operations as a result of labor strikes beginning in the second half of 2009; and
     . Revenues from copper sales decreased by 55.4%, from R$ 2.023 billion in 2008 to R$ 903 million in 2009, primarily due to a 52.7% drop in volume sold due to the strikes described above.
     Copper concentrate
Revenues from sales of copper concentrate decreased by 15.6%, from R$ 1.574 billion in 2008 to R$ 1.329 billion in 2009, due to a 17.0% decrease in the average sale price and 5.2% decrease in volume sold, both impacted by the contraction of the global economy.
     Aluminum
     Revenues from our aluminum business decreased 27.8%, from R$ 5.843 billion in 2008 to R$ 4.217 billion in 2009. The reduction of 33.4% in average prices was mainly responsible for lower revenue. The variation in average prices is justified by the conditions of world economy.
     Potash
Revenues from sales of potash increased by 60.1%, from R$ 506 million in 2008 to R$ 810 million in 2009. The increase was due to a 58.7% increase in volume sold as a result of the strong performance of the Brazilian agricultural sector. Average prices of potassium remained stable during the period.
     Logistics services
     Revenues from logistics services decreased by 22.6%, from R$ 3.666 billion in 2008 to R$ 2.838 billion in 2009, due to a sharp fall in the volume of steel inputs transported, as a result of lower Brazilian exports.
     Other products and services
     Revenues from other products and services fell from R$ 3.112 billion in 2008 to R$ 2.193 billion in 2009 as a result of a reduction in revenues from steel products, decreased 59.5% from R$ 1.348 billion in 2008 to R$ 546 million in 2009, due to the effect of global recession on activities of steel industry in Brazil.

Products and Services Costs and Expenses
Costs related to services and goods sold by Vale are detailed below:
Comments on Cost by Type of Product
Our total cost of goods sold decreased from R$ 32.156 billion in 2008 to R$ 27.750 billion in 2009, a 13.8% reduction, due to a reduction in volumes sold. The following were the main factors that contributed to this reduction:
     Outsourced services. Outsourced services costs decreased by 14.8% in 2009, from R$ 5.021 billion in 2008 to R$ 4.276 billion in 2009, due to lower volumes sold.
     Material costs. Material costs decreased by 9.6% in 2009, from R$ 6.576 billion in 2008 to R$ 5.943 billion in 2009, reflecting a reduction in demand, which was partially offset by increased maintenance expenses due to preparation for the resumption of operations that were paralyzed.
     Energy costs. Energy costs decreased by 21.9% in 2009, from R$ 5.813 billion in 2008 to R$ 4.537 billion in 2009. This reduction reflected lower volumes sold and lower average prices.
     Staff costs. Staff costs decreased by 2.8%, from R$ 4.193 billion in 2008 to R$ 4.077 billion in 2009, mainly due to lower production levels in response to weaker demand reflecting the temporary interruption of some mines and plants.
     Acquisition of products. Costs related to the acquisition of products from third parties decreased by 56.7%, from R$ 2.805 billion in 2008 to R$ 1.219 billion in 2009, driven by lower volumes of products purchased.
     Other costs. These remained relatively steady, going from R$ 7.749 billion to R$ 7.698 billion in 2009.
Selling and administrative expenses
Selling, and administrative expenses decreased by 34.5%, from R$ 3.618 billion in 2008 to R$ 2.347 billion in 2009. This decrease was mainly attributable to an adjustment of R$ 748 million related to copper sales that arose from the effects of an adjustment in copper prices under the Month After Month of Arrival (MAMA) pricing system. Under this pricing system, sales of copper concentrates and anodes are provisionally priced at the time of shipment, and final prices are settled on the basis of the LME price for a future period, generally one to three months after the shipment date. In addition, there was a reduction of expenses in advertising and brand management and personnel related to new level of product commercialization.
Research and development expenses
Research and development expenses remained relatively stable, from R$ 2.071 billion in 2008 to R$ 1.964 billion in 2009. The reduction in copper, nickel, coal and logistics research expenses was compensated by an increase in research related to gas and energy.
Impairment of goodwill
No impairment was registered in 2009. In 2008, we recognized R$ 2.447 billion impairment of goodwill associated with our 2006 acquisition of Vale Canada due to the non-recoverability.
Other operating expenses/revenues
Other operating expenses increased by R$ 2.849 billion in 2008 to R$ 3.262 billion in 2009, an increase of 14.4% in consequence of the expense aroused from the interruption of some mines and plants due to reduced global demand and of the strike in two nickel operations in Canada. In 2008, other operating expenses were impacted by some non-recurring items: R$ 286 million, relating to the payment of use of rail services by our iron ore operations in the past; R$ 407 million, as provision for loss with materials; and R$ 334 million, relating to the provision for losses related to performance of product inventory.

Equity income
Income from shareholdings decreased 4.8%, from R$ 104 million in 2008 to R$ 99 million in 2009.
Financial result
The financial result varied 154.6%, from an expense of R$ 3.838 billion in 2008 to an income of R$ 2.094 billion in 2009. The main factors that contributed to the positive result were the profits from derivatives recorded in 2009, due to swaps of real-denominated debt into U.S. dollars and appreciation of real against U.S. dollar by 25.5% in 2009. In 2008 the loss with derivatives was due to depreciation of U.S. dollar against the real of 31.9%, due to similar swap transaction.
Gains (losses) on realization of assets
The gain (loss) on realization of assets showed a variation of 33.1%, from R$ 139 million in 2008 to R$ 93 million in 2009, mainly due to sale of our stake in Jubilee Mines in 2008, while in 2009 we sold the remaining of our stake in Usiminas with a gain of R$ 288 million partially offset by a loss in Valesul of R$ 147 million.
Income tax
For 2009 we recorded a net income tax expense of R$ 4.954 billion, compared with R$ 665 million in 2008 due to higher tax basis.
Net income
Net profit reduction by 51.4%, from R$ 21.279 billion in 2008 to R$ 10.337 billion in 2009 is due primarily to factors explained previously.
Analysis of balance sheet accounts

	2010	2009	2008
Assets
Current assets
Cash and cash equivalents	13,469	13,221	24,639
Short-term investments	2,987	6,525	5,394
Derivatives at fair value	87	183
Financial assets available for sale	21	28	461
Accounts receivable	13,962	5,643	7,933
Related parties	90	4	28
Inventories	7,592	5,913	9,686
Recoverable taxes	2,796	2,685	4,886
Advances to suppliers	318	872	946
Others	1,070	1,719	1,242

	42,392	36,793	55,215
Assets of disposal group classified as held for sale	11,876	—	—

	54,268	36,793	55,215

Non-current assets

Related parties	8	64	—
Loans and financing	274	286	180
Prepaid expenses	254	295	632
Judicial deposits	3,062	3,109	2,920
Advances to suppliers — energy	—	889	953
Deferred income tax and social contribution	2,440	2,760	978
Recoverable tax	612	1,540	1,067
Derivatives at fair value	502	1,506	85
Others	936	546	413

	8,088	10,995	7,228

	2010	2009	2008
Investments	3,945	4,562	1,981
Intangible assets	18,274	16,440	16,191
Property, plant and equipment, net	130,087	108,948	105,000

	160,394	140,945	130,400

	214,662	177,738	185,615

	2010	2009	2008
Liabilities and shareholders’ equity
Current liabilities
Accounts payable to suppliers and contractors	5,804	3,849	5,248
Payroll and related charges	1,966	1,556	1,428
Derivatives at fair price	92	264	—
Portion of liabilities of long-term loans	4,866	5,310	1,590
Loans and financing	1,144	646	1,088
Related parties	24	33	162
Taxes payable and royalties	442	256	188
Provision for income tax	1,310	366	1,423
Retirement benefit obligations	311	292	288
Railway sub-concession agreement payable	117	496	934
Provision with obligations for demobilization of assets	128	157	113
Dividends and interest on own capital	8,104	2,907	4,834
Others	1,736	1,338	1,399

	26,044	17,470	18,695

Liabilities related to non-current assets held for sale	5,340	—	—

	31,384	17,470	18,695

Non-current
Fair value of derivatives	103	40	1,345
Loans and financing	37,779	36,132	42,706
Related parties	3	103	125
Retirement benefit obligations	3,224	3,101	3,650
Provisions for contingencies	3,712	4,202	4,115
Deferred Income taxes	12,947	9,307	6,932
Provision with obligations for demobilization of assets	2,463	1,930	1,893
Shareholder Debentures	2,140	1,306	886
Redeemable participation of non-controlling shareholders	1,186	1,273	1,390
Others	3,396	2,581	2,879

	66,953	59,975	65,921

Stockholder’ equity
Preferred class A shares — 7,200,000,000 authorized shares, without par value and 2,108,579,618 (2009 — 2,108,579,618) issued	19,650	18,469	18,469
Common stock — 3,600,000,000 authorized shares, without par value and 3,256,724,482 (2009 — 3,256,724,482) issued	30,350	28,965	28,965
Securities mandatorily convertible in common shares	445	2,584	2,111
Securities mandatorily convertible in preferred shares	996	2,003	953
Securities held in treasury — 99,649,571 (2009 — 77,581,904) preferred shares and 47,375,394 (2009 — 74,997,899) common shares	(4,826)	(2,470)	(2,448)
Result in operations with non-controlling shareholders	685	—	—
Result in conversion/issuance of notes	1,867	(161)	(161)
Equity evaluation adjustments	(25)	(21)	8
Cumulative conversion adjustments	(9,512)	(8,886)	—
Undistributed retained earnings	72,486	49,272	42,396
Accumulated profits	—	6,003	6,015

Total of shareholders’ equity of controlling shareholders	112,116	95,758	96,308
Participation of non-controlling shareholders	4,209	4,535	4,691

Total of shareholders’ equity	116,325	100,293	100,999

Total of liabilities and shareholders’ equity	214,662	177,738	185,615

Position on December 31st, 2009 compared with the position at December 31st, 2009
Vale has assets and debts referenced to different currencies, the main ones being the real, U.S. dollar and Canadian dollar. On December 31st , 2009, we had 57% of our assets related to Brazilian reais, 14% to U.S. dollars, 25% to Canadian dollars and 4% to other currencies, while the majority of our debt was expressed in U.S. dollars. Consequently, the effects of changes in exchange rates impact the financial statements, especially the U.S. dollar, which in 2009 devalued 4.3% against the real.
Current assets
Cash and cash equivalents.
The increase of 1.9% from R$ 13.221 billion on December 31st, 2009, to R$ 13.469 billion on December 31st, 2010. Although the company has made funding during 2010 that amounted to R$ 4.771 billion, significant disbursements were made to face loans liquidation, including debentures due in 2010, and to investments in structure as well as companies acquisitions.
Short-term investments.
The reduction of 54.2%, from R$ 6.525 billion on December 31st, 2009, to R$ 2.987 billion on December 31st, 2010, refers mainly to investments maturity.
Accounts receivable from customers.
The increase of 147.4%, from R$ 5.643 billion at December 31st, 2009 to R$ 13.962 billion on December 31st, 2010, refers mainly to the increase in price and sales increase.
Inventories
The increase in inventories of 28.4%, from R$ 5.913 billion at December 31st, 2009, to R$ 7.592 billion on December 31st, 2010, refers mainly to operations commencement of project Vale Canada in New Caledonia.
Non-current assets held for sale
The R$ 11.876 billion in 2010 refer to aluminum sector assets and kaolin assets. There was no execution in 2009.
Non-current assets
Advances to energy suppliers
The R$ 889 million in 2009 regard the availability of aluminum assets for sale. There was no execution in 2010.
Derivatives at fair price
The reduction in fair value of derivatives, from R$ 1.506 billion at December 31st, 2009 to R$ 502 million on December 31st, 2010, refers basically to the market marking of floating debt swap derivative transactions, called in reais, as a result of the variations in the U.S. dollars.
Investments
The reduction of 23.4%, from R$ 4.562 billion at December 31, 2009 to R$ 3.495 billion on December 31st, 2010, refers mainly to the loss in ThyssenKrupp CSA Siderúrgica do Atlântico.

Fixed assets
The increase in fixed assets of 19.4%, from R$ 108.948 billion at December 31, 2009, to R$130.087 billion on December 31st, 2010, refers mainly to the acquisition of companies of fertilizer sector as well as projects for infrastructure expansion.
Current liabilities
Accounts payable to suppliers and contractors
The decrease in accounts payable to suppliers and contractors of 50.8%, from R$ 3.849 billion on December 31st, 2009, to R$ 5.804 billion on December 31st, 2010, was basically due to the consolidation of fertilizer companies.
Portion of liabilities of long-term loans
The reduction in the portion of long-term loans under the item liabilities of 8.4%, from R$ 5.310 billion on December 31st, 2009, to $4.866 billion on December 31st, 2010, is due to settlements of the year.
Loans and financing
The increase of 77.1%, from R$ 646 million at December 31st, 2009 to R$ 1.144 billion on December 31st , 2010 is due to new lines of credit available for the Vale group.
Provision for income tax
The increase of 257.9% from R$ 366 million in 2009 to R$ 1.310 billion in 2010 refers to the balance of tax loss existing in 2009 and was fully used to that date. In addition to this impact, there is the increase of net profit.
Proposed dividends and interest on capital
The increase of 178.8% from R$ 2.907 billion on December 31st, 2009, to $8.104 billion on December 31st, 2010, is due mainly to increased net profits by 190%.
Liabilities related to non-current assets held for sale
The R$ 5.340 billion in 2010 refers to the commitments linked to the assets available for sale of aluminum sector and kaolin companies. There was no execution in 2009.
Non-current liabilities
Loans and financing
The increase in loans and financing in 4.6%, from R$ 36.132 billion on December 31st , 2009, to R$ 37.779 billion on December 31st , 2010, is due to security issuing occurred in 2010, partially offset by the transfer of short-term debt installments.
Provisions for contingencies
The reduction of 11.7%, from R$ 4.202 billion on December 31st, 2009 to R$ 3.712 billion on December 31, 2010, is due to settlement of contingencies for which the Company had made judicial deposits.
Deferred Income taxes
The increase of 39.1%, from R$ 9.307 billion in 2009 to R$ 12.947 million in 2010 refers to the allocation of surplus value due the acquisition of fertilizer companies.

Provision with obligations for demobilization of assets
The increase of 27.6%, from R$ 1.930 billion in 2009 to R$ 2.463 million in 2010 was due to the adjustment of adoption of IFRS in the controlled Vale Canada and acquisition of fertilizer companies.
Shareholder Debentures
The increase of 63.9% from R$ 1.306 billion in 2009 to R$ 2.140 billion in 2010 refers to the marking to market of shareholder debentures.
Stockholder’ equity
The stockholders’ equity increased by 17.1%, R$ 95.758 billion on December 31st, 2009, to R$ 112.117 billion on December 31st, 2010. The increase in profit reserves came from the capitalization of net income.
Position on December 31st, 2008 compared with the position at December 31st, 2009
Vale has assets and debts referenced to different currencies, the main ones being the Brazilian real, U.S. dollar and Canadian dollar. On December 31st, 2009, we had 54% of our assets related to Brazilian reais, 24% to U.S. dollars, 20% to Canadian dollars and 2% to other currencies, while the majority of our debt was expressed in U.S. dollars. Consequently, the effects of changes in exchange rates impact the financial statements, especially for U.S. dollar, which in 2009 depreciated 25.5% against the real.
Current assets
Cash and cash equivalents.
The reduction of 46.3%, from R$ 24.639 billion on December 31st, 2008, to R$ 13.221 billion on December 31st, 2009, refers mainly to the increased volume of funds raised in 2008, through a Public Offering of Securities.
Short-term investments.
The increase of 21%, from R$ 5.394 billion at December 31st, 2008, to R$ 6.525 billion on December 31st, 2009, refers mainly to opportunities for better rates of application.
Accounts receivable from customers.
The reduction of 28.8%, from R$ 7.933 billion on December 31st, 2008, to R$ 5.643 billion on December 31st, 2009, refers mainly to exchange variation.
Inventories
Inventories declined by 39.0%, from R$ 9.686 billion on December 31st, 2008, to R$ 5.913 billion on December 31st, 2009, and refers mainly to the impact of the global crisis on the increase of stocks as a result of reduced sales in the year 2008, returning to lower levels in 2009.
Recoverable taxes
The reduction in recoverable taxes of 45%, from R$ 4.886 billion on December 31st, 2008, to R$2.685 billion on December 31st, 2009, is justified by the compensation in 2009 of taxes recorded in 2008.
Non-current assets
Legal deposits
The increase in legal deposits of 6.5%, from R$ 2.920 billion for December 31st, 2008, to R$ 3.109 billion on December 31st, 2009, is justified by the increase in contingencies, mainly tax and labor.
Fair value of derivatives

The increase in fair value of derivatives, from R$ 85 million for December 31st, 2008 to R$ 1.506 billion on December 31st, 2009, refers basically to the mark to market of floating debt swap derivative transactions, named in Brazilian reais, as a result of the variations in the U.S. dollars.
Investments
The increase of 130.3%, from R$ 1.981 billion for December 31st, 2008 to R$ 4.562 billion on December 31st, 2009, refers mainly to the increase of holdings in ThyssenKrupp CSA Siderúrgica do Atlântico.
Fixed assets
The increase in fixed assets of 3.8%, from R$ 105.000 billion for December 31st, 2008, to R$108.948 billion on December 31st, 2009, refers mainly to the acquisition of companies.
Current liabilities
Accounts payable to suppliers and contractors
The decrease in accounts payable to suppliers and contractors of 26.6%, from R$ 5.248 billion for December 31st, 2008, to R$ 3.849 billion on December 31, 2009, was basically due to the exchange rate variation.
Tranche of liabilities of long-term loans
The increase in the tranche of long-term loans under the item liabilities of 234%, from R$ 1.590 billion for December 31st, 2008, to $5.310 billion on December 31st, 2009, is due to the transfer of long-term to short-term debt installments.
Proposed dividends and interest on capital
The reduction in the proposed dividends and interest on capital account of 40%, from R$ 4.834 billion for December 31st, 2008, to R$ 2.907 billion on December 31st, 2009, is due mainly to exchange rate variation, since shareholder remuneration is fixed annually in U.S. dollars.
Non-current liabilities
Loans and financing
The decrease in loans and financing in 18.2%, from R$ 42.706 billion for December 31st, 2008, to R$ 36.132 billion on December 31st, 2009, is due to the transfer to short-term debt installments.
Fair value of derivatives
The expressive decrease in fair value of derivatives, which went from R$ 1.345 billion at December 31, 2008 to R$ 40 million at December 31, 2009, refers basically to the mark to market of floating debt swap derivative transactions called in reais, as a result of the exchange variations in the U.S. dollars.
Shareholders’ equity
Shareholders’ equity remained stable, at R$ 96.308 billion for December 31st, 2008 compared to R$ 95.758 billion on December 31, 2009. The increase in profit reserves of R$ 6.876 billion came from net income capitalization and fundraising with the operation of debt convertible into shares, in part offset by the cumulative adjustment of conversion basically stemming from exchange variation of investments.
10.2) Operating and Financial Results
a) Results of Vale Operations, in particular:
i. Description of key components of revenue

Net operating revenues totaled R$ 83.225 billion in 2010, increasing 71.4% compared to 2009. Compared to 2009, net operating revenue decreased 31.5% compared to 2008, when amounted R$ 48.496 billion.
Individually, the most important products in terms of revenue generation (i) in 2010, 2009 and 2008 were: iron ore, nickel, pellets and copper:
OPERATING REVENUE BY PRODUCT

R$ million	2008	%	2009	%	2010	%
Bulk materials	44,915	61.7	31,214	62.7	62,661	73.4
Ferrous minerals	43,821	60.2	30,212	60.7	61,322	71.9
Iron ore	31,113	42.8	25,234	50.7	45,419	53.2
Pellet plant operation services	48	0.1	18	—	22	—
Pellets	9,813	13.5	3,869	7.8	14,205	16.6
Manganese	454	0.6	275	0.6	458	0.5
Ferroalloys	1,886	2.6	693	1.4	1,091	1.3
Others	507	0.7	123	0.2	127	0.1
Coal	1094	1.5	1,002	2	1,339	1.6
Thermal Coal	226	0.3	400	0.8	515	0.6
Metallurgical Coal	868	1.2	602	1.2	824	1
Non-ferrous metals	21,282	29.2	13,414	26.9	14,505	17
Nickel	10,564	14.5	6,457	13	6,698	7.8
Copper	3,597	4.9	2,232	4.5	2,794	3.3
PGMs	700	1.0	291	0.6	174	0.2
Precious metals	199	0.3	133	0.3	124	0.1
Cobalt	379	0.5	84	0.2	52	0.1
Primary aluminum	2,793	3.8	1,687	3.4	1,794	2.1
Alumina	2,753	3.8	2,337	4.7	2,650	3.1
Bauxite	297	0.4	193	0.4	219	0.3
Fertilizers	506	0.7	810	1.6	3,201	3.8
Potash	506	0.7	810	1.6	492	0.6
Phosphate	—	—	—	—	2,085	2.4
Nitrogen	—	—	—	—	593	0.7
Others	—	—	—	—	31	—
Logistics services	3,666	5.0	2,838	5.7	3,236	3.8
Railroads	3,075	4.2	2,322	4.7	2,605	3.1
Ports	591	0.8	516	1	631	0.7
Others	2,397	3.3	1,537	3.1	1,742	2
Gross Revenues	72,766	100.0	49,812	100.0	85,345	100.0
Taxes	(2,225)	(3.1)	(1,316)	(2.6)	(2,120)	(2.5)
Net Revenues	70,541	96.9	48,496	97.4	83,225	97.5
In 2010, in terms of geographical distribution of our sales destination, although China has decreased its revenue participation, it continued to be responsible for the main destination of our sales, followed by Brazil, Japan, Germany and South Korea.
OPERATING REVENUE BY REGION

R$ million	2008	%	2009	%	2010	%
North America	9,003	12.4	4,138	8.3	4,556	5.3
USA	5,765	7.9	2,264	4.5	2,433	2.9
Canada	2,779	3.8	1,832	3.7	1,994	2.3
Others	459	0.6	42	0.1	130	0.2
South America	13,972	19.2	8,507	17.1	16,148	18.9
Brazil	11,845	16.3	7,758	15.6	14,306	16.8
Others	2,127	2.9	749	1.5	1,842	2.2
Asia	29,255	40.2	27,709	55.6	44,544	52.2
China	13,270	18.2	18,379	36.9	27,581	32.3

OPERATING REVENUE BY REGION

R$ million	2008	%	2009	%	2010	%
Japan	8,856	12.2	4,709	9.5	9,303	10.9
South Korea	2,764	3.8	1,783	3.6	3,359	3.9
Taiwan	1,734	2.4	1,365	2.7	2,168	2.5
Others	2,632	3.6	1,474	3.0	2,133	2.5
Europe	17,549	24.1	8,081	16.2	16,217	19.0
Germany	4,667	6.4	2,118	4.3	5,601	6.6
Belgium	1,647	2.3	661	1.3	766	0.9
France	1,560	2.1	661	1.3	1,339	1.6
United Kingdom	2,306	3.2	1,103	2.2	2,052	2.4
Italy	1,593	2.2	650	1.3	1,832	2.1
Others	5,776	7.9	2,888	5.8	4,628	5.4
Around the World	2,987	4.1	1,377	2.8	3,879	4.5
Gross Revenues	72,766	100.0	49,812	100.0	85,345	100.0
Taxes	(2,225)	(3.1)	(1,316)	(2.6)	(2,120)	(2.5)
Net Revenues	70,541	96.9	48,496	97.4	83,225	97.5
ii. Factors that affected materially the operational outcomes
The Company’s operating results are affected mainly by demand and prices for our main products and services; and exchange rates.
Demand and prices
The following table summarizes the average sale price by products for the periods indicated.

	2008	2009	2010
	R$/metric ton, except when indicated[5]
Iron ore	123.70	111.68	182.09
Pellets	242.11	147.10	283.76
Manganese	643.97	293.33	405.03
Ferroalloys	4,978.89	2,782.99	2,723.11
Coal
Thermal coal	156.89	132.84	123.85
Metallurgical Coal	313.39	230.48	263.82
Nickel	39,804.18	29,114.28	38,669.75
Copper	11,633.34	10,430.54	13,599.55
Platinum (US$ /oz)	2,861.12	2,142.16	2,922.55
Cobalt (US$ /lb)	56.98	20.01	26.55
Aluminum	5,155.77	3,364.63	3,837.07
Alumina	640.22	451.70	498.92
Bauxite	76.20	68.12	55.66
Potash	1,086.29	1,040.10	722.30
Phosphate
MAP	—	—	843.44
TSP	—	—	782.29
SSP	—	—	383.28
DCP	—	—	987.79
Nitrogen	—	—	793.16

[7]	Amounts converted at the average exchange rate in each period: R$ 1.8375/US$ in 2008, R$ 1.9935/US$ in 2009 and R$ 1.7593/US$ in 2010.

          Iron ore and pellets
The demand for iron ore and pellets is a result of the global demand for high carbon steel. The demand for high carbon steel, in turn, is highly influenced by global industrial production. There are several quality levels of iron ore and pellets, as well as, several physical characteristics. Several factors affect the prices of different types of iron ore, such as the iron content of specific ore deposits, the size of particles, the humidity content and the type and concentration of contaminants (such as phosphorus, alumina and manganese) in the ore. Generally, the classification of ore into thin ore, lump ore and pellet feed determines price differences.
Since April 2010, all of our iron ore clients have agreed to move from annual reference contracts to index-based contracts. The former benchmark pricing system was replaced by a new system, as agreed with our clients, which determines a quarterly price for the iron ore, based on the three-month average of the index prices for the period ended a month before the start of the new quarter. Our average prices for iron ore in 2010 increased by 84.9%, and our pellet prices were 118.7% higher than in 2009.
Chinese iron ore imports reached 619.1 million metric tons in 2010, just under the 627.8 million metric tons in 2009 and 39.4% above the 2008 level, mainly due to the strong increase in the Chinese steel production in 2010.
We expect China’s growth to remain above 10% in the first semester of 2011, driven mainly by internal demand, and to decrease slightly in the second semester. The demand for minerals and metals is expected to remain high, not only due to the rapid economic growth, but also due to restocking.
          Manganese and ferroalloys
The prices of manganese ore and ferroalloys are influenced by trends in the high carbon steel market. The prices of ferroalloys are also influenced by the prices of its main inputs, such as manganese ore, energy and coke. Manganese ore negotiations are based on the spot market or calculated on a quarterly basis. Ferroalloys prices are determined on a quarterly basis.
          Coal
The demand for metal coal is driven by the demand for steel, especially in Asia. The demand for thermal coal is directly related to electrical energy consumption, which will continue to be driven by the worldwide economic growth, especially in emerging economies. Since April 2010, the prices of metallurgical coal are set on a quarterly basis for most volumes sold in the transoceanic market. The prices of thermal coal are set in spot negotiations and/or through annual contracts.
          Nickel
Nickel is traded in the London Metal Exchange (LME). It is mainly used to produce stainless steel, corresponding on average to 64% of global nickel consumption. Most nickel products are priced according to a discount or a premium to the LME price, depending on the technical and physical characteristics of the nickel product. Nickel demand, from sources other than stainless steel production, represents 36% of the global nickel demand.
We have short-term fixed-volume contracts with customers for the majority of our expected annual nickel sales. These contracts, together with our sales for non-stainless steel applications (high nickel alloys, steel alloys, forging, plating, batteries and special applications), provide stable demand for a significant portion of our annual production. In 2010, 65% of our refined nickel sales were destined to applications outside the stainless steel industry. This, when compared to the industry average of 36% among nickel producers, renders our sales volume more steady. As a result of our focus on such higher-value segments, our average realized nickel prices have typically exceeded LME prices.
Primary nickel (including iron-nickel, pig iron and nickel cathode) and secondary nickel (scrap) are competing sources of nickel for stainless steel production. The choice between the different types of primary and secondary nickel is largely driven by its relative prices and availability. Over the past years, secondary nickel accounted for about 42-49% of the overall nickel used in stainless steel production, and primary nickel accounted for 51-58%. In 2010, the Chinese nickel pig iron production and iron-nickel production is estimated to have been higher than 150,000 metric tons, representing 11% of the global offer of primary nickel, compared to 7% in 2009.
Nickel’s foundations are expected to remain strong in the near future. Stainless steel consumption is strongly correlated with consumer spending and oscillation in relation to income growth. This helps explaining why nickel consumption rates, measured as consumption per US$ from the GDP, is still lower in emerging economies than in more advanced economies; unlike other metals, such as steel and copper. We expect emerging economies to keep the momentum of rapid increase in individual income, as in previous years, leading the expansion of consumer spending worldwide; this implies significant growth potential for nickel demand in the medium term.

          Aluminum
In February 2011, we transferred part of our aluminum businesses to Norsk Hydro ASA (Hydro), a large aluminum producer, and we now own 22% of Hydro’s capital. Before this transaction, the prices of our aluminum were based on the LME prices for the month prior to the sale. Our alumina prices used to be calculated based on a percentage of the LME aluminum prices; and our bauxite prices used to be determined by a formula linked to the price of aluminum for three-month futures contracts on the LME and to the price of alumina FOB Australia.
          Copper
Growth in copper demand in recent years has been driven primarily by Chinese imports. Copper prices are determined on the basis of: (i) copper metal prices on end markets, such as the LME and the NYMEX; and (ii) for intermediate products, such as cooper concentrate and copper anode (which represent the majority of our sales), treatment and refining are negotiated with each client. According to a pricing system known as MAMA (month after month of arrival), sale prices of copper concentrate and anode are provisionally set at the time of shipment, and the final prices are based on the LME at a future time, typically three months after shipment.
Copper consumption is rapidly increasing, partly as a result of further recovery in the global economy. Due to structural limitations to the growth of the supply of concentrates, there are strong factors driving relatively high prices.
          Fertilizer nutrients
The demand for fertilizers is driven by agricultural production, which is dependent on the demand for food. The latter, in turn, is driven mainly by population increase, age distribution, economic development and food preferences. The demand may also be driven by biofuel production, which is determined by economic growth, competition with fossil fuels and environmental regulations.
Fertilizers are sold mainly on a cash-basis, based on international reference prices; although certain large importers, such as China and India, often sign annual contracts. Seasonality is an important price driver throughout the year, as agricultural production is dependent on the weather conditions for each region.
          Logistics
Demand for our transportation services in Brazil is primarily driven by Brazilian economic growth, mainly in the agricultural and steel sectors. Our logistics revenues are primarily from fees charged to customers for the transportation of cargo on Vale’s railroads, ports and ships. Our railroads account for most of this revenue. Nearly all of our logistics revenues are expressed in Brazilian Reais and subject to adjustments triggered by changes in fuel prices. Prices in the Brazilian market for railroad services are subject to ceilings set by the Brazilian regulatory authorities, but they primarily reflect competition with the trucking industry.
          Exchange Rate
The impact of exchange rate variations on our results are described in item “10.2 (b)”.
b. Variations of incomes attributable to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services
Exchange rate variations
The increase in the value of the US dollar in relation to the Brazilian Real tends to result in higher operating margins and lower financial results. This is due to exchange gains on our liabilities in US dollars and fair market value gains on our currency derivatives.
Most of our revenues are expressed in US dollars, whereas most of our costs of goods sold are expressed in other currencies, mainly the Brazilian Real (69% in 2010), as well as, the US dollar (15% in 2010). As a result, changes in exchange rates affect our operating margins.
Most of our long-term debt is expressed in US dollars. Due to the fact that Vale’s functional currency is the Brazilian Real, changes in the value of the US dollar against the Brazilian real result in exchange gains or losses on our net liabilities, which, in turn, affect our financial results.

On December 31st, 2010 our debt expressed in Brazilian Reais was R$ 13.3 billion. Since most of our revenue is in US dollars, we use derivatives to convert our debt from Brazilian Reais to US dollars. As a consequence of the depreciation of the Brazilian Real in the first semester, and its subsequent half, the net exchange rate and monetary variation caused a positive impact on our net profits of R$ 463 million in 2010. The net result of the currency and interest rate swaps, structured mainly to convert the debt expressed in Brazilian Reis into US dollars to protect our cash flow from currency price volatility, produced a positive effect of R$ 1.290 billion in 2010, of which R$ 2.240 billion generated a positive impact on the cash flow.
     Variations in the rates of inflation
Our revenues are not significantly affected by inflation rates.
Variations attributable to price changes, volume changes and the introduction of new products and services
Our operating revenue is directly affected by changes to our products’ prices and services, as well as, by changes to the volumes sold, as discussed in item “10.2(a)(ii)” of this Reference Form.
          Fertilizers
The fertilizers segment is accountable for the following effects on our results: contribution of R$ 3.014 billion to our net income in 2010 and of R$ 2.729 billion to our costs. The remaining operations did not have relevant impacts on the Company’s results.
c. Impact of inflation, price variations of main inputs and products, exchange rate and interest rates on operating results and the issuer’s financial result
For comments on the impact of inflation, price variations of main products and exchange rates, see item “10.2 (b)” of this Reference Form.
We are exposed to the risk of interest rates for loans and financings. Debt tied to interest rates in US$ consists mainly of loans, including export prepayment operations, loans from commercial banks and multilateral organizations. In general, these debts are indexed to the LIBOR (London Interbank Offered Rate). The natural hedge between North American interest rate fluctuations and prices of metals mitigates the volatility of Vale’s cash flow. In the event of an imbalance in this natural hedge, Vale assesses the possibility of contracting financial instruments to provide the desired protection. The floating rate of our debt expressed in Brazilian Reais includes debentures, loans obtained from the BNDES, fixed assets and financing for the purchase of services in the Brazilian market. The interest on these obligations is tied primarily to CDI (Interbank Deposit certificate), the reference interest rate on the Brazilian interbank market and the TJLP (long-term interest rate). About 30% of the debt is expressed in Brazilian Reais and is linked to a floating interest rate; the remaining 70% is expressed in other currencies.
Energy costs are an important component of our production cost and represent 17.4% of the total cost of products sold in 2010. Increases in the price of oil and gas negatively impact our logistics, mining, pellets, and nickel and alumina businesses. Electricity costs represented 6.7% of the total cost of products sold in 2010.

10.3 Relevant effects on Financial Statements
The purchase of Vale Fosfatados and Vale Fertilizantes has had significant impacts on our results: contribution of R$ 3.014 billion to our net income in 2010 and of R$ 2.729 billion to our costs. The remaining operations did not have relevant impacts on the Company’s results.
Vale does not provide advisory forecasts regarding its future financial performance. The company seeks to disclose as much information as possible about its views on the different markets where it operates, its strategic guidelines and implementation in order to give participants in the capital market a sound basis for their expectations regarding its performance in the medium and long term.
          a. introduction or disposal of operating segment
In 2010, the fertilizer segment was introduced and its contribution to the revenue was of 3.8%.
          b. incorporation, acquisition or divestiture of equities
          Events following the Accounting Statements from the 31st of December, 2010
The following events have not had significant impacts on Vale’s financial statements or its results in 2010.
Acquisition of Biopalma
In February 2011, Vale became the controller of Biopalma da Amazônia S.A. Reflorestamento Indústria e Comércio, in Pará, a producer of palm oil, which is used in biodiesel production. The transaction value was R$ 173.5 million. Our goal is to use this fuel in Vale’s operations in Brazil. Biopalma begins palm oil production in 2011, expecting to reach annual production of 500.000 tons by 2019, when crops reach maturity. The main use of the oil shall be on Vale’s biodiesel production to fuel its locomotives, machines and equipment in large Brazilian operations, using the B20 (mixture containing 20% biodiesel and 80% common diesel).
Portfolio management
In February 2011, Vale announced completion of its transaction with Norsk Hydro ASA (Hydro), a company listed in the Oslo Stock Exchange and in the London Stock Exchange (ticker symbol: NHY), to transfer all of its shares with Albras — Alumínio Brasileiro S.A. (Albras), Alunorte — Alumina do Norte do Brasil S.A. (Alunorte) and Companhia de Alumina do Pará (CAP), as well as, respective exclusivity rights, business contracts and net debt of US $655 million; in exchange for 22% of Hydro’s outstanding common shares, following today’s issuance, and US $503 million in cash, following adjustments.
Additionally, Vale has incorporated a new company, namely Paragominas S.A. (Paragominas), and transferred the Paragominas bauxite mine and all of its remaining bauxite mining rights in Brazil. As part of this transaction, Vale has sold 60% of Paragominas to Hydro for US $578 million in cash, after working capital adjustments. The remaining 40% shall be sold in two equal shares of 20% in 2013 and 2015, for US $200 million in cash each.
Under the terms of the agreement, Vale, through its fully owned subsidiaries, has transferred to Hydro: (a) 51% of the total capital of Albras; (b) 57% of the total capital of Alunorte; (c) 61% of the total capital of CAP; and will sell (d) 60% of the total capital of Paragominas — Vale will hold 40% of the capital until it is completely sold in 2015.
Vale, through its fully owned subsidiaries, has subscribed 447,834,465 Hydro shares, or 22% of the 2,035,611,206 outstanding shares, approximately US $3.5 billion according to Hydro’s closing price and the exchange rate NOK/US$ on the 25th of February, 2011. Under the terms of the transaction, Vale shall not sell its shares for a 2-year lock-up period and shall not own more than the 22% of Hydro.

Main Acquisitions
2010
Acquisition of iron ore assets in Africa
In April 2010, Vale acquired from BSG Resources Ltd. (BSGR) 51% equity in BSG Resources (Guinea) Ltd., which holds concessions for iron ore in Guinea, Simandou South (Zogota) and exploration permits for Simandou North (Blocks 1 & 2). Vale has paid US $2.5 billion for the acquisition of these assets — US $500 million in cash and the remaining US $2 billion in installments subject to the fulfillment of specific goals. Simandou Blocks 1 & 2 are among the best unexploited iron ore deposits in the world, with high quality and potential for the development of large scale and long term projects, at low operating and investment costs. The joint venture between Vale and BSGR will implement the Zogota project and conduct feasibility studies for Blocks 1 & 2, with the creation of a logistics corridor for the flow of materials through Liberia. For the right to move goods through Liberia, the joint venture is committed to renewing 660 km of the Trans- Guinea railway for passenger and light cargo. Vale will be responsible for asset management, marketing and sales of the joint venture with the exclusive off-take of the iron ore produced.
Acquisition of coal assets in Australia
In June 2010, Vale acquired from AMCI Investments Pty Ltd (AMCI), for US $92 million, additional holdings of 24.5% in the Belvedere coal project. As a result of this transaction, Vale’s participation in Belvedere increased from 51.0% to 75.5%. Belvedere is an underground coal mine project in the Bowen Basin region, near the town of Moura in Queensland, Australia. According to our preliminary estimates, when completed the Belvedere project will have the potential to reach production capacity of up to 7.0 million metric tons of metallurgical coal per year.
Acquisition of assets of fertilizer
     In line with our strategy of becoming global leaders in the fertilizer industry, in May 2010 we acquired 58.6% of the capital of Fertilizantes Fosfatados S.A. (Fosfertil), currently Vale Fertilizantes S.A.; as well as, the Brazilian fertilizer assets of Bunge Participações e Investimentos S.A. (BPI), currently Vale fosfatados, for R$ 8.692 billion (corresponding to a price per share of US $12.0185 for Fosfertil shares and a total of US $1.7 billion for Bunge fertilizer assets). A payment of R$ 103 million was made in July to complement the price of Vale Fosfatados. In September, we acquired a further 20.27% of Fosfertil’s equity for R$ 1.762 billion (corresponding to a price per share of US $12.0185) and, in December, we disclosed the result of the public offering for the acquisition of the company’s common shares held by minority shareholders. In December 2010, we held 78.92% of the total capital and 99.83% of the voting capital of Vale Fertilizantes, and 100% of the capital of Vale Fosfatados.
Acquisition of equity on SDCN
     In September 2010, we acquired 51% of the Sociedade de Desenvolvimento do Corredor Norte S.A. (SDCN) for R$ 36.615 million. SDCN has a concession to create the necessary logistics infrastructure to enable the flow of the production from the second phase of the Moatize coal project.
Main investment disposals and asset sales
Sale of Valesul assets
In January 2010, our fully owned subsidiary, Valesul Alumínio S.A., signed a sale agreement of its aluminum assets for US $31.2 million. Valesul assets, located in the State of Rio de Janeiro, comprising the agreement included the anode, reduction and melting factory, as well as, industrial, administrative and stocking services.
Sale of kaolin assets

In the second quarter of 2010, Vale sold 86.2% of its equity in Pará Pigmentos S.A. (PPSA), as well as, other kaolin mining rights in Pará. Assets were sold to Imerys S.A., a company listed in the Euronext, by US $72 million.
Sale of equities in the Bayóvar project
In July 2010, Vale completed the sale of its minority equities in the Bayóvar project, in Peru, through a newly incorporated Company, namely MVM Resources International BV (MVM). The Company sold 35% of MVM’s total equity to Mosaic for R$ 682 million, and 25% to Mitsui for R$ 487 million. Vale controls the Bayóvar project, holding 40% of the total capital and 51% of the voting capital of the newly incorporated Company. Overall capital investments by the 30th of June 2010 were approximately US $550 million (equivalent to R$ 932 million in September 2010). The difference between the fair value and book value in this transaction, totaling R$ 544 million, was accounted for in our net equity, as per gain/ loss regulations applicable to when the control of a company is held.
Sale of equities in Vale Oman Pelletizing Company LLC
In May 2010, Vale signed an agreement with the Oman Oil Company SAOC (OOC), a company controlled by the Sultanate of Oman, to sell 30% of Oman Pelletizing Company LLC (VOPC), for US $125 million (equivalent to R$ 212 million on September 30th, 2010). The transaction is still subject to the terms of the final agreement for the purchase of shares, to be signed when preceding conditions are met. The difference between the fair value and the book value of this transaction, totaling R$ 544 million, was accounted for in our net equity, as per gain/ loss regulations applicable to when the control of a company is held.
Main Acquisitions
2009
     Iron ore assets in Corumbá
In September 2009, Vale concluded the acquisition of the open pit iron ore mining exploration operations in Corumbá, Brazil, along with its respective logistics infrastructure for US $750 million (equivalent to R$ 1.473 billion on the date of disbursement) from Rio Tinto Plc. The Corumbá iron ore mine is a world class asset, defined by its high iron content, with lump reserves. The logistics assets support 70% of the operation’s transport needs. The purchase of the Corumbá assets is subject to Federal Government approval.
     Potash deposits in Argentina and Canada
In January 2009, Vale purchased the Rio Colorado project from Rio Tinto Plc, in the Mendoza and Neuquén provinces, in Argentina, and the Regina project in the Saskatchewan province, in Canada, for US $850 million (equivalent to R$ 1.995 billion on the date of disbursement). The Rio Colorado project includes the development of a mine with initial rated capacity of 2.4 Mtpy of potash, with potential for expansion up to 4.35 Mtpy. The project also includes 350 km of railway connections, port facilities and a power plant. The Regina project is still in its exploration phase, with potential for annual production of approximately 2.8 Mt of potash. The current local infrastructure will enable the final product to be transported to Vancouver, facilitating access to the expanding markets in Asia.
     Copper exploitation assets in the African copper belt
In the first quarter of 2009 Vale purchased a 50% equity in a joint venture with African Rainbow Minerals Limited, for future development of TEAL Exploration & Mining Incorporated (TEAL) assets, for US $60 million (equivalent to R$ 139 million on the date of disbursement); thus, expanding the strategic options for growth in the African copper market.
TEAL has two copper projects in the African copper belt already at feasibility and approval stage. Over the next few years, these projects together may represent a nominal production capacity of 65,000 metric tons of copper per year, as well as, an extensive and highly promising portfolio of copper exploitation assets.
     Coal assets in Colombia
In the first quarter of 2009 Vale completed its acquisition of the coal exploitation assets from Cementos Argos S.A. (Argos), in Colombia, for US $306 million (equivalent to R$ 695 million on the date of disbursement). Assets acquired were: the El Hatillo coal mine, in the Cesar department; Cerro Largo, a coal deposit under exploration; a minority stake in the Fenoco consortium, which holds the concession and operation of the railroad linking the coal operations to the Córdoba River port - SPRC; and 100% of the port’s concession.
     Increased holdings in TKCSA
In the third quarter of 2009, Vale agreed with ThyssenKrupp Steel AG to increase our holdings in ThyssenKrupp CSA Siderúrgica do Atlântico Ltda. (TKCSA), from the current 10% to 26.87%, through capital input of EUR 965 million (equivalent to R$ 2.532 billion on the date of disbursement). By the end of 2008, Vale’s contributions to TKCSA amounted to US $478 million (equivalent to R$ 930 million on the date of disbursement). TKCSA is building an integrated steel slab plant, with rated capacity of five million metric tons of steel slab per year in the state of Rio de Janeiro. Production is scheduled to commence in the first semester of 2010. As a strategic partner of ThyssenKrupp, Vale is the exclusive supplier of iron ore to TKCSA.
2008
     Acquisition of mining rights
In the second quarter of 2008 Vale purchased the iron ore mining rights owned by Mineração Apolo S.A., located in the municipalities of Rio Acima and Caeté, in Minas Gerais. The total cost of the acquisition, which increased Vale’s estimated resources in 1.1 billion metric tons of iron ore, was US $154.3 million (equivalent to R$ 255.8 million on that date of disclosure of the acquisition), whereby US $9.3 million (equivalent to US $15.4 million on the date of acquisition) were paid as a call option in May 2005, and US $145 million (equivalent to R$ 240.4 million on the date of disclosure of the acquisition) in 2008.
Main investment disposals and asset sales
In line with our strategy, we continue to reduce our holdings in non-essential assets. The following is a summary of the main disposals and sales of assets in the three-year period.
2010
Sale of Valesul assets
In January 2010, our fully owned subsidiary, Valesul Alumínio S.A., agreed sale of its aluminum assets for US $31.2 million. Valesul assets, located in the State of Rio de Janeiro, comprising the agreement included the anode, reduction and melting factory, as well as, industrial, administrative and stocking services.
2009
     Usiminas.
In the second quarter of 2009, Vale sold its 2.93% stakes in Usinas Siderúrgicas de Minas Gerais S.A. (Usiminas) for R$ 595 million.
     PTI
Vale sold, through a book building process, for IDR 925.6 billion — equivalent to US $91.4 million (R$ 171 million on the date disbursement) — 205,680,000 of its shares in the subsidiary PT International Nickel Indonesia Tbk (PTI), representing 2.07% of PTI’s outstanding shares.
     Sale of forestry assets to Suzano
In July 2009, Vale entered into an agreement with Suzano Papel e Celulose, by which Vale agreed to supply reforested wood and to the sale of forest assets, totaling 84.7 thousand hectares, including conservation areas of eucalyptus forest located in the southwest of Maranhão. The agreed value of this negotiation was R$ 235 million.
Sale of Nickel assets
In the last quarter of 2009 Vale sold downstream non-strategic assets: Jinco Nonferrous Metals Co., (US $6.5 million — R$ 11 million on the date of disbursement), and International Metals Reclamation Company (US $34 million — R$ 59 million on the date of disbursement). These companies produced very specific and low profit nickel products.

2008
     Jubilee Mines
In the first quarter of 2008, Vale sold its minority holdings in Jubilee Mines, a nickel producer in Australia, for US $130 million (R$ 232 million on the date of disbursement).
          c. unusual events or operations
Over the past three financial years there have been no unusual transactions or events.

10.4 Changes in Accounting Practices. Corrections and Remarks.
          a. significant changes in accounting practices
There have been no significant changes in the consolidated financial statements for the year ending on December 31st , 2010 except for those relating to the first annual consolidated financial statements in accordance with the Accounting Pronouncements Committee (CPC) and the IFRSs. The Company applied the CPC Pronouncements 37 and 43 and IFRS 1 in preparing these consolidated financial statements. For more details, see Note 5 in the accounting statements.
The individual financial statements of the Parent Company for the year ending on December 31st, 2010 are the first annual individual demonstrations in accordance with the CPC. The Company applied CPCs 37 and 43 when preparing these individual financial statements.
The transition date is January 1, 2009. The administration prepared balance sheets in accordance with the CPCs and the IFRS at that date.
In preparing those financial statements, the Company applied the all relevant mandatory exceptions and certain optional exemptions regarding the full retrospective application.
I)	The Company chose to apply the following exemptions in relation to retrospective application:
a)	Retirement benefit obligations — The Company elected to recognize all actuarial gains and losses cumulatively passed on January 1st, 2009.

b)	Provision for Asset Retirement — The Company adopted exemption from this pronouncement in relation to historical rates of long-term interest before income tax that reflects the assessment of market conditions prevailing at the time and the specific risks associated with the liabilities and used in previous principles, and remeasurement provided in the new principles, in order to calculate the present value discount bonds with assets retirement.

c)	Business combinations — the Company adopted exemption from business combinations as described in IFRS 1 and CPC 37 and therefore did not restate business combinations that occurred before January 1, 2009, the transition date.

d)	Cumulative conversion adjustments — The Company made the initial recording of cumulative transition adjustments on January 1st, 2009, in retained earnings, applying this exemption on the transition date to all controlled companies, according to the pronouncement.
II)	Reconciliation between IFRS/CPCs with past practice:
a)	The Company immediately made initial records in employee benefit plans and acknowledged an increase in liabilities reflecting on deferred income tax assets and on shareholders’ equity. These adjustments are included in gains and losses relating to the previous accounting policy, which would fall within the limits of the “corridor” (see definition in note 2 (t) of the Financial Statements). The company will continue using the “corridor” as an accounting practice.

b)	Asset Retirement Provision — The Company already recognized in its financial statements the provision for retirement in accordance with IFRS, except for the remeasurement of the historical rate of long-term interest before income tax that reflects the assessment of market conditions prevailing at the time used to calculate the present value of the bonds, which according to IFRS standards should be reviewed/remeasured on the date of the balance sheet.

c)	Deferred income tax — adjustments in this regard basically refer to the transfer of shares registered as non-current to current, according to new principles and compensation between assets and liabilities of the same nature.

d)	Investment — the adjustment relates to the impact of transition from previous practice to CPC pronouncements in the invested and captured in the line of equity in the Parent DRE.

e)	Legal deposits — refers to the reclassification of funds that during the previous practices were presented as a reduction of the liabilities contingent.

f)	Minor equity — this accounting category is now to be called Interest of Non-controlling Shareholders and was reassigned to the equity. The participation of non-controlling shareholders, recorded in the accounting prominently under equity requires that the movement of assets for these shareholders occur similarly to those given to the controlling shareholders.

g)	Redeemable non-controlling shareholders shares — the participation of non-controlling shareholders is redeemable upon the occurrence of certain events beyond the control of the Company, and was classified as redeemable non-controlling shareholders shares in non-current liabilities.

h)	Intangible Assets — In the railway concessions which the Company participates, the investment in permanent ways should be resumed to the granting authority at the conclusion of the concession agreement, and was reclassified from fixed assets to intangible assets.
          b. significant effects of changes in accounting practices
The effects of adopting these new accounting practices in the fiscal year on the net income and shareholders’ equity are the following, please see details in the explanatory notes #5 of the financial statements:
Adjustments in the Adoption of New Practices, Accounting Estimates and Reclassifications
Consolidated

Results on
R$ million	31/12/2009
Balance prior to the adoption of the new practices	10,249
Adjustments	88
Net earnings in the period	10,337
Net earnings attributable to non controlling shareholders	168
Net earnings in the period	10,505

	Equity on	Equity on
R$ million	31/12/2009	31/12/2009
Balance prior to the adoption of the new practices	95,737	96,275
Adjustments	21	33
Non controlling shareholders’ equity	4,535	4,691
Equity	100,293	100,999
          c. corrections and remarks present in the auditor’s opinion
There were no corrections or remarks on the opinions relating to the financial statements for 2008, 2009 and 2010.

10.5 Critical Accounting Policies
The criteria listed below refer to the critical accounting policies that are adopted and reflected in the consolidated financial statements.
We considered an accounting policy critical when it is important to the financial condition and operations results and requires significant judgments and estimates by the Vale management. The summary of most important accounting policies can be found in Note 3 of the financial statements.
The presentation of financial statements in accordance with the principles of recognition and measurement by the accounting standards issued by the CPC and the IASB requires the Company management to make judgments, estimates and assumptions that may affect the value of assets and liabilities presented.
These estimates are based on the best information available in each period and the actions planned and are constantly reviewed based on available information. Changes in facts and circumstances may lead to revision of estimates, so the actual future results could differ from estimates.
Significant estimates and assumptions used by management in preparing these financial statements are thus presented:
Mineral reserves and mine life
The estimates of proven reserves and probable reserves are regularly evaluated and updated. Proven and probable reserves are determined using techniques generally accepted geological estimates. The calculation of reserves requires the Company to assume positions of future conditions that are uncertain, including future ore prices, exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in some of these assumptions could have a significant impact on proven reserves and probable reserves recorded.
The estimated volume of mineral reserves is based on calculation of the exhaust portion of the mines, and the estimated mine life is a major factor in quantifying the provision of environmental rehabilitation of mines during the write-down of fixed assets. Any change in the estimates of the volume of mine reserves and life of assets linked to them may have significant impact on charges for depreciation, depletion and amortization recognized in financial statements as cost of goods sold. Changes in estimated mine life could cause significant impact on estimates of the provision for environmental costs of recovery after write-down of fixed assets and impairment analysis.
Environmental costs and recuperation of areas degraded
Expenses related to compliance with environmental regulations are recorded in income or are capitalized. These programs were designed to minimize the environmental impact of activities.
The Company recognizes an obligation under the market value for disposal of assets during the period in which they occur, according to Note 2 (s) in the financial statements.
The Company believes the accounting estimates related to reclamation and closure costs of a mine are a critical accounting policy because it involves significant values for the provision and it is expected to involve several assumptions, such as interest rate, inflation, life the asset, considering the current stage of exhaustion and the projected date of exhaustion of each mine. Although the estimates are revised each year, this provision requires that the premises are assumed to project cash flows applicable to the operations.
Income tax and social contribution
The determination of the provision for income taxes or deferred income tax assets and liabilities and any valuation allowance on tax credits requires estimates from Management. For each income tax asset, the Company assesses the likelihood of part or the entire asset not being recovered. The valuation allowance made with respect to accumulated tax losses depends on the assessment by the Company, the probability of generating future taxable profits in the deferred income tax asset was recognized based on production and sales planning, commodity prices, costs of operational plans, restructuring costs, reclamation costs and planned capital.
The Company recognizes, where applicable, provision for losses in cases where tax credits may not be fully recoverable in the future.

Contingencies
Contingent liabilities are recorded and/or disclosed unless the possibility of loss is considered remote by our legal advisors. These contingencies are arranged in notes to the financial statements, Notes 2 (s) and 20 of the financial statements.
The record of the contingencies of a given liability on the date of the financial statements is done when the value of these losses can be reasonably estimated. By their nature, contingencies will be resolved when one or more future events occur or fail to occur. Typically, the occurrence of such events depends not on our performance, which makes it difficult to give precise estimates about the exact date on which such events are recorded. Assessing such liabilities, particularly in the uncertain legal environment in Brazil, and in other jurisdictions, involves exercising significant estimates and judgments from management regarding the results of future events.
Post-retirement benefits for employees
The Company sponsors various plans for post-retirement benefits to employees in Brazil and abroad, the parent company and entities in the Group, as described in note 2 (t) and 22 of the financial statements.
The values reported in this section depend on a number of factors that are determined based on actuarial calculations using several assumptions in order to determine the costs and liabilities, among others. One of the assumptions used in determining the amounts to be recorded in accounting is the interest rate to discount and upgrade. Any changes in these assumptions will affect the accounting records made.
The Company, together with external actuaries, reviews at the end of each fiscal year, which assumptions should be used for the following year. These premises are used for upgrades and discounts to fair value of assets and liabilities, costs and expenses and determination of future values of estimated cash outflows, which are needed to settle the obligations with the plans.
Reduction in recoverable value of assets
The Company annually tests the recoverability of its tangible and intangible assets with indefinite useful lives that are mostly of the portion of premium for expected future earnings arising from processes of the business combination. The accounting policy in respect of an item is presented in Note 2 (n) of the financial statements and the possible values and procedures used for the calculations and records are presented in Note 18 of the financial statements.
Recoverability of assets based on the criterion of discounted cash flow depends on several estimates, which are influenced by market conditions prevailing at the time that such impairment is tested and thus management believes it is not possible to determine whether new impairment losses will occur in the future.
Fair Value of Derivatives and Other Financial Instruments
The fair value of financial instruments not traded in an active market is determined by using valuation techniques. Vale uses assessments to choose the various methods and assumptions set which are mainly based on market conditions existing at balance sheet date, see note 24 in the financial statements.
The impact analysis if actual results are different from the management estimate is presented in note 26 of the financial statements on the topic of sensitivity analysis.
Conversion of foreign currency transactions
          The rights and monetary obligations denominated in foreign currencies are converted at exchange rates prevailing at the balance sheet date, being US$1.00 is equivalent to R$1.6662 on December 31, 2010 (US$1.00 equivalent to R$1.7412 on December 31, 2009 and R$2.3370 on December 31, 2008).
          Sales revenues, costs and expenses denominated in foreign currencies are converted using the average exchange rates for the month of their occurrence.
10.6 Internal Controls

a. degree of efficiency of such controls, and any imperfections and actions taken to correct them
Vale management evaluated the effectiveness of internal controls related to financial statements through a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.
Management established a process for evaluating internal controls with statistical process mapping and risk assessment to identify applicable controls in order to mitigate the risks affecting the company’s ability to start, authorize, record, process and disseminate relevant information in financial statements.
At the end of fiscal year, based on tests performed by the administration during the period, no shortcomings were identified in the implementation of relevant controls. During the fiscal year, whenever inadequacies are identified in the implementation of controls, they are corrected through the implementation of action plans to ensure their effectiveness at year end.
b.	deficiencies and recommendations on internal controls included in the auditor report
The auditors reported no deficiencies or recommendations about the effectiveness of internal controls adopted by Vale.

10.7 Public Offerings of Securities
a. how resources resulting from the offering were used
2010
Vale prices US$1 billion in bonds maturing in 2020
In September 2010, Vale issued US$1 billion (equivalent to R$1.694 billion) in bonds maturing in 2020 and US$750 million (equivalent to R$1.271 billion) in bonds maturing in 2039. Bonds for 2020 will have a coupon of 4.625% per annum, payable semiannually at a price of 99.030% of the title’s face value. The bonds issued for 2039 at a price of 110.872% of face value of the title, will be consolidated with the bonus of US$1 billion issued by Vale Overseas in November 2009 with 6.875% and maturing in 2039, forming a single series.
Vale used the net proceeds of this offering for general corporate purposes.
Vale prices € 750 million in bonds maturing in 2018
In March 2010, Vale raised € 750 million (equivalent to R$1.806 billion) of eight years Eurobonds at a price of 99.564% of face value of the title. The notes maturing in March 2018, will have a coupon of 4.375% per annum, payable annually.
Vale used the net proceeds of this offering for general corporate purposes.
2009
Global public offering of US$942 million in mandatorily exchangeable notes maturing in 2012
On July 7, 2009, Vale announced offering of US$942 million (R$1.858 billion on the transaction date) of notes due 2012 (VALE-2012 Series and VALE.P-2012 Series) through its subsidiary Vale Capital II.
Notes in the VALE-2012 and VALE.P-2012 Series, bear interest at 6.75% per annum, and are payable quarterly. In their maturity on June 15, 2012, or before it, upon certain events, Notes of the VALE-2012 series will be mandatorily exchanged for ADSs, each representing one common share or preferred class A shares of Vale. Additional remuneration will be paid based on the net amount of cash distributions paid to holders of ADSs.
The ADSs, together, represent the amount of up to 18,415,859 shares and 47,284,800 preferred class A shares emitted by Vale, which Vale currently holds in treasury.
Vale used the net proceeds of this offering for general corporate purposes.
Global public offering of US$1 billion in bonds maturing in 2019
On September 8, 2009, Vale issued US$1 billion (R$1.8 billion at the transaction date) in bonds maturing in ten years, through its wholly owned subsidiary Vale Overseas Limited (Vale Overseas).
The notes mature in September 2019 with a coupon of 5 5/8% per annum, payable semiannually at a price of 99.232% of the title’s face value. The bonds were issued with a spread of 225 basis points over the return of U.S. Treasury securities, resulting in a yield to investor of 5.727% per annum.
Vale used the net proceeds of this offering for general corporate purposes.
Global public offering of US$1 billion in bonds maturing in 2039
On November 3, 2009, Vale priced an offer of US$1 billion (R$1.7 billion at the transaction date) in bonds maturing in thirty years, through its wholly owned subsidiary Vale Overseas Limited.
The notes expire in November 2039, with a coupon of 6.875% per annum, payable semiannually at a price of 98.564% of face value of the title. The bonds were issued with a spread of 265 basis points over the return of U.S. Treasury securities, resulting in a yield to investor of 6.99% per annum.
As disclosed, Vale will use the net funds of these offerings for general corporate purposes.
2008

Global public offering of primary shares
On July 17, 2008, Vale priced a global public offering of 256,926,766 shares and 189,063,218 preferred class A shares, all nominative, without par value shares of Vale, including in the form of ADSs represented by American Depositary Receipts (ADRs), at the price of US$ 46.28 per common share and US$29.00 or € 18.25 per common ADS, and R$39.90 per preferred class A and US$25.00 or € 15.74 per preferred ADS, totaling R$19.434 billion.
Vale used the net proceeds of this offering for general corporate purposes, which may include financing its program of organic growth, strategic acquisitions and increased financial flexibility, as disclosed at the time.
b. whether there have been deviations between the effective application of resources and the proposals disclosed in the offering memoranda of the same distribution
There have not.
c. in case there were deviations, reasons for such deviations
There have not.

10.8 Significant items Not Included In The Financial Statements
a. assets and liabilities held by Vale, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items)
Nickel Project — New Caledonia
Regarding the agreement on tax incentive for lease financing sponsored by the French government, we provided in December 2004 some guarantees in favor of Vale New Caledonia S.A.S. (VNC) for which we guarantee payments due from VNC of up to a maximum amount of U $100 million (the equivalent to R$ 167 million on December 31, 2010) (Maximum Amount) in connection with the indemnity. This guarantee was provided to BNP Paribas on behalf of tax investors from Gnifi, a special purpose entity that owns a portion of assets of our nickel cobalt processing plant in New Caledonia (Girardin Assets). We also provide an additional guarantee covering the payments due to VNC of (a) amounts exceeding the Maximum Amount in connection with the indemnity and (b) other amounts payable by VNC under a lease agreement covering the Girardin Assets. This guarantee was provided to BNP Paribas on behalf of GniFi.
Another commitment related to VNC was that the Girardin Assets would be substantially completed by December 31, 2009. Due to the delay, the Administration proposed a term extension to December 31, 2010, which was accepted. Consequently, the benefits of the financing structure are highly probable and we do not anticipate losses from the tax advantages provided under this financing structure.
In 2009 two new bank guarantees totaling U $58 million (€ 43 million) (the equivalent to R$97 million on December 31, 2010) were established by the Company on behalf of VNC in favor of the South Province of New Caledonia in order to guarantee the performance of VNC with respect to certain environmental obligations in relation to the metallurgical plant and the Kwe West residue storage facility.
Sumic Nickel Netherlands B.V. (Sumic), a 21% shareholder of VNC, has a put option to sell to Vale 25%, 50%, or 100% of the shares they own of VNC. The put option can be exercised if the initial cost of the nickel-cobalt development project exceeds U $4.2 billion (the equivalent to R$7 billion on December 31, 2010) and an agreement cannot be reached. On February 15, 2010, we formally added our agreement with Sumic to raise the limit to approximately U $4.6 billion (the equivalent to R$7.7 billion on December 31, 2010). On May 27, 2010 the limit was reached and on October 22, 2010 an agreement was signed to extend the put option date for the first half of 2011. On January 25, 2011 a new agreement was signed extending the put option date for the second half of 2011.
We provided a guarantee covering certain termination payments due from VNC to the supplier, under an electricity supply agreement (“ESA”) entered into in October 2004 for the project. The amount of the termination payments depends upon a number of factors, including whether any termination of the ESA is a result of a default by VNC and the date on which an early termination of the ESA were to occur. During the first quarter of 2010, the supply of electricity by ESA started and the guaranteed amounts decreased over the life of the ESA based on the maximum amount. On December 31, 2010, the guarantee was U $169 million (€ 126 million) (the equivalent to R$282 million on December 31, 2010).
In February 2009, Vale and Vale Newfoundland, Vale’s subsidiary, and Labrador Limited (“VINL”) entered into a fourth amendment to the Voisey’s Bay Development agreement with the Government of Newfoundland and Labrador Canada, which permits VNL to ship up to 55,000 metric tons of nickel concentrate from the Voisey’s Bay area mines. As part of the agreement, VNL agreed to provide the Government of Newfoundland and Labrador financial assurance in the form of letters of credit each in the amount of U $16 million (CAD $16 million) (the equivalent to R$27 million on December 31, 2010) for each shipment of nickel concentrate shipped out of the province from January 1, 2009 to August 31, 2009. The amount of this financial assurance was U $110 million (CAD$ 112 million).
As at December 31, 2010, there was an additional of U $114 million (the equivalent to R$190 million on December 31, 2010) of letters of credit issued and not paid pursuant to our union of revolving credit line as well as an additional of U $39 million (the equivalent to R$65 million on December 31, 2010) in letters of credit and U $57 million (the equivalent to R$95 million on December 31, 2010) in bank guarantees issued and not paid. These are associated with environmental complaints and other operational items attached, such as insurance, electricity commitments and import and export duties.

Commercial Leasing
The table below shows the minimum value of future annual payments of operating leasing as at December 31, 2010.
Years ended on December 31 and in millions of reais:

2011	178
2012	178
2013	178
2014	178
2015 onwards	1,820

Total	2,532

The total cost of operating leasing on December 31, 2010 and 2009 was R$178 million and R$198 million, respectively.
Concessions and sub-concessions agreements
(a) Railway transportation companies
          The Company and certain Group Companies entered into with the Union, through the Ministry of Transport, concession agreements for exploration and development of public railway transport of cargo and leasing of assets for the provision of such services. The accounting records of concessions and sub-concessions are shown in notes 16 and 23 of the financial statements.
The concession terms for the railroad are:

Termination of the concession
Railroad	period
Vitória to Minas and Carajás (direct) (*)	June 2027
Carajás (direct) (*)	June 2027
Center-East Network (indirect through FCA)	August 2026
Southeast Network (indirect through MRS)	December 2026
Ferrovia Norte Sul S.A. (“FNS”)	December 2037

(*)	Non-onerous concessions.
The concession will be terminated if one of the following takes place: the end of the contractual period, expropriation, forfeiture, termination of period, cancellation, bankruptcy or closure of the Concessionary.
Concessions, sub-concessions and leasing of our subsidiaries are treated for accounting purposes as operational leases and have the following characteristics:

Railroads	FNS			FCA		MRS
1) Total installments		3			112		118
2) Frequency of payment			(*)	Quarterly		Quarterly
3) Correction index	IGP-DI FGV			IGP-DI FGV		IGP-DI FGV
4) Total installment paid		2			47		50
5) Current value of installment
Concession	R$	0		R$	2	R$	3
Leasing	R$	0		R$	29	R$	49
Sub-concession	R$	496		R$	0	R$	0

(*)	According to the delivery of each part of railroad
(b) Ports

The Company owns specialized port terminals, as follows:

		Termination
		of the
		concession
Terminal	Location	period
Tubarão, Praia Mole and Granéis Líquidos Terminals	Vitória - ES	2020
Praia Mole Terminal	Vitória - ES	2020
Produtos Diversos Terminal	Vitória - ES	2020
Granéis Líquidos Terminal	Vitória - ES	2020
Vila Velha Terminal	Vila Velha - ES	2023
Maritime Terminal of Ponta da Madeira — Píer I and III	São Luís - MA	2018
Maritime Terminal of Ponta da Madeira — Píer II	São Luís - MA	2010	(*)
Inácio Barbosa Maritime Terminal	Aracaju - SE	2012
Ore Export Terminal — Port of Itaguaí	Rio de Janeiro - RJ	2021
Ilha Guaíba Maritime Terminal — TIG — Mangaratiba	Rio de Janeiro - RJ	2018

(*)	Extension of validity period for 36 months until the completion of new public bidding.
b. other items not shown in the financial statements
There are no other items not shown in Vale’s financial statements other than those previously reported.

10.9) Comments on items not shown
We do not expect relevant effects on the operations described at item “10.8” of this form of reference and not recorded in financial statements that would change the revenues, expenses, operating income, financial expenses or other items of accounting information of the Company.
For a description of the nature and purpose of each operation, as well as the amount of the obligations assumed and rights generated on behalf of Vale as a result of operations not shown in our financial statements, please refer to item “10.8” of this Reference Form.

10.10 — Business Plan
          a. investments, including: (i) quantitative and qualitative description of ongoing and planned investments; (ii) investments financing sources and (iii) relevant ongoing and planned divestments.
          b. already disclosed acquisition of plant, equipment, patents or other assets which must materially affect Vale’s productive capacity
          c. new products and services, including: (i) description of ongoing researches already published; (ii) the total amounts spent by the issuer in researches to develop new products or services; (iii) ongoing projects already announced; and (iv) the total amounts spent by the issuer to develop new products or services
          In 2010, investments — excluding acquisitions — amounted R$22.352 billion, with R$14.494 billion allocated for project development, R$1.998 billion for R&D — after adjustments on natural gas exploration — and R$5.858 billion for maintaining existing operations. Investments in corporate social responsibility totaled R$1.998 billion, R$1.296 billion allocated for environmental protection and R$701 million for social projects.
          Investments in acquisitions totaled R$11.800 billion in 2010. Major acquisitions are explained in item “10.3” of this form of reference.
          In 2009, investments — excluding acquisitions — reached R$17.977 billion, with R$11.658 billion allocated for project development, R$2.015 billion for R&D and R$4.302 billion for maintaining existing operations. Investments in corporate social responsibility totaled R$1.558 billion, R$1.157 billion allocated for environmental protection and R$401 million for social projects.
          Investments in acquisitions totaled R$7.448 billion in 2009.
          During 2008, Vale invested R$18.961 billion, of which R$11.865 billion were spent on organic growth, consisting of R$6.457 billion in projects and R$1.953 billion in research and development, while R$4.910 billion were invested in maintaining existing operations.
          We used cash generated by operations and any issuance of securities to fund our investments and general corporate purposes.
          In 2010, we continued to explore opportunities for organic growth through implementation of world-class projects. Vale completed six projects: (A) Additional 20 Mtpy, high-quality low-cost brown field project in Carajás; (b) Bayóvar, phosphate rock mine in Peru; (c) Onça Puma, ferronickel operation in the state of Pará, Brazil; (d) Tres Valles, copper operation in Chile; (e) Oman, pelletizing operation in the Middle East; and (f) TKCSA, a steel plant in the state of Rio de Janeiro, Brazil.
          In February 2011, Vale announced that it completed the transaction with Norsk Hydro ASA (“Hydro”), the company listed on Oslo Stock Exchange and London Stock Exchange (ticker symbol: NHY), to transfer all its shares in Albras — Alumínio Brasileiro S.A. (“Albras”), Alunorte - Alumina do Norte do Brasil S.A. (“Alunorte”) and Companhia de Alumina do Pará (“CAP”), together with the exclusive rights, commercial contracts and net debt of U $655 million, for 22% of Hydro outstanding common shares, after issuing held today, and U $503 million in cash, after adjustments.
          Moreover, Vale has created a new company, Mineração Paragominas S.A. (“Paragominas”) and transferred the bauxite mine of Paragominas and all its other bauxite mining rights in Brazil. As part of this transaction, Vale sold 60% of Paragominas to Hydro for U $578 million in cash, after adjustments for working capital. The remaining installment of 40% will be sold in two equal installments of 20% in 2013 and 2015, for U $200 million in cash each.
          Under the terms of the agreement, Vale transferred to Hydro, through its wholly owned subsidiaries: (a) 51% of the total capital of Albras; (b) 57% of the total capital of Alunorte; (c) 61% of the total capital of CAP and it will sell (d) 60% of the total capital of Paragominas; Vale will still own 40% of the capital until it is fully sold in 2015.
          Vale, through its wholly owned subsidiaries, endorsed 447.834.465 shares of Hydro or 22% of the 2.035.611.206 outstanding shares, approximately U $3.5 billion, according to Hydro’s closing price and NOK/US$ exchange rate on February 25th, 2011. Under the terms of the transaction, Vale cannot sell its shares during the 2 years lock-up and it cannot increase its stake at Hydro beyond 22% either.

NOTE: To convert the values of investments, we used the average exchange rate for the periods for conversion.

Area	Project	Performed			Budget[6]		Status
		million of R$
		2008	2009	2010	2011	Total
Bulk Materials / Logistics	Carajás - additional 40 Mtpy	919	766	600	823	5.079	The previous Carajás Additional 30 Mtpy project was expanded to 40 Mtpy and, consequently, our Board of Directors approved the additional budget of U $490 million. Investments include the construction of a dry processing plant. Investments to increase the capacity of Ponta da Madeira Maritime Terminal were completed in 2010. Vegetation removal license and installation license obtained. Start-up expected for the second half of 2012.

	Carajás Serra Sul (mine S11D)	107	425	350	1.740	11.595	Located on the Southern range of Carajás, in the Brazilian state of Pará, this project will develop a mine complex and processing plant with capacity to produce 90 Mtpy, using the truckless mining concept. Start-up expected for 2H14.

	CLN S11D	0	0	30	265	TBA	The project will expand the EFC railroad and the port terminal of Ponta da Madeira in the North System to increase the flow capacity in line with the expansion of Carajás, as well as the construction of a railway spur connecting the EFC railroad to the mine S11D (Serra Sul). Start-up expected for 2H14. The project is still subject to approval by the Board of Directors.

	Apolo	4	18	11	645	TBA	Project in the Southeastern System with a production capacity of 24 Mtpy of iron ore. Start-up expected for 1H14. The project is still subject to approval by the Board of Directors.

	Conceição - Itabiritos	0	14	294	703	2.009	This project in the Southeastern System will add 12 Mtpy of iron ore to current capacity. It involves investment in a new concentration plant, which will receive ROM from the Conceição mine. Start-up expected for 2H13.

	CLN 150 Mtpy	0	0	976	2.206	5.110	The project includes investments in railroads and in the terminal of Ponta da Madeira in Maranhão, Brazil, including the construction of Píer IV. It will increase the flow capacity of the railway and of the port to 150 Mtpy. Start-up expected for 2H12.

	Vargem Grande - Itabiritos	0	0	94	609	2.603	This project in the Southeastern System will add 10 Mtpy of iron ore to current capacity. It involves investment in a new iron ore treatment plant, which will receive low grade iron ore from the Abóboras, Tamanduá and Capitão do Mato mines. Start-up expected for 2H13.

	Tubarão VIII	151	415	219	317	1.425	Pelletizing plant to be built at the port of Tubarão, in the Brazilian state of Espírito Santo, with a 7.5 Mtpy capacity. Start-up expected for 2H12.

[8]	Amounts converted at the exchange rate on 10/28/2010, date of disclosure of the investment budget available on our website www.vale.com

Area	Project	Performed			Budget[6]		Status
		million of R$
		2008	2009	2010	2011	Total
	Simandou Phase 1	0	0	52	1.473	2.156	The first phase of Simandou in Guinea has an estimated capacity of 15 Mtpy. The project includes the development of Zogota mine (located in southern Simandou), the construction of a dry processing plant and the construction of approximately 100km railway to link the operation to a pre-existing railroad in Liberia. Scheduled to start producing 2 Mtpy and to reach the end of its ramp-up, 15 Mtpy in 2014.

	Serra Leste	0	0	24	469	TBA	The project includes investments in mining equipment, a new treatment plant and logistics to meet the additional production of 10 Mtpy in 2013. The ore flow will be conducted by EFC railroad. Start-up expected for 1H12. The project is still subject to approval by the Board of Directors.

	Moatize	263	602	1041	722	2,837	This project is located in Mozambique and will have an annual production capacity of 11 Mtpy, of which 8.5 million tons of metallurgic coal and 2.5 million tons of thermal coal. Completion is scheduled for 1H11.

	Moatize II	0	0		276	TBA	The project includes investments to open a new pit, duplication of the Coal Handling Preparation Plant (CHPP) and infrastructure, increasing production to 22 Mtpy. Start-up expected for 2H13. The project is still subject to approval by the Board of Directors.

	Nacala Corridor	0	0		510	TBA	Project to develop Nacala Corridor, involving the construction of a 200 km railway connecting Moatize mine to Malawi, a new marine terminal for coal in Nacala, Mozambique and an extension of 21 km railway that will connect the existing railway to the new marine terminal for coal and the recovery of the existing railway in Malawi and Mozambique. Start-up expected for 2014. The project is still subject to approval by the Board of Directors.

	Teluk Rubiah	0	8	72	253	2.346	Teluk Rubiah project, in Malaysia, involves the construction of a maritime terminal that will be able to receive 400,000 dwt vessels and a distribution center with a capacity to handle up to 30 million metric tons of iron ore in this first phase. It has the possibility to expand it up to 100 million Mtpy in the future. The start-up is expected for first half of 2014.
					192	619
Non-Ferrous Minerals	Totten	75	112	140	1.398	4.827	Mine in Sudbury, Canada, aiming to produce 8,200 tpy of nickel, copper and precious metals as by-products. Project being implemented and conclusion planned for 1H11.

Area	Project	Performed			Budget[6]		Status
		million of R$
		2008	2009	2010	2011	Total
	Long-Harbour	125	201	883	253	2.346	Nickel processing facility in the province of Newfoundland and Labrador, Canada, to produce 50.000 metric tons of finished nickel per year, together with up to 5.000 metric tons of copper and 2.500 metric tons of cobalt, using the ore from the Ovoid mine in our Voisey’s Bay mining site. The start-up is scheduled for 1H13.

	Salobo	410	870	1.084	695	3.094	The project will have an annual production capacity of 100.000 metric tons of copper in concentrate. Start-up expected for 2H11.

	Salobo II	0	4	129	471	1.754	The project will expand the Solobo mine annual production capacity from 100.000 to 200,000 metric tons of copper in concentrate. Conclusion is estimated for 2H13.

	Cristalino	0	0		457	TBA	Project located in the Carajás region, with a nominal capacity of 95.000 tpy of copper in concentrate. Start-up expected for 2H14. The project is still subject to approval by the Board of Directors.

	Konkola North	0	0	29	137	342	Located in the Zambian copper belt, this is an underground mine and will have an estimated nominal production capacity of 45,000 tpy of copper in concentrate. This project is part of our 50/50 joint venture with ARM in Africa. In addition to the budget of U$ 400 million approved by JV, we estimate investment of U $70 million in additional contingencies, social and environmental investments. The start-up is scheduled for 2013.

	Bayóvar II	0	0		171	TBA	Bayóvar project brown field expansion in northern Peru, seeking additional production of 1.9 million tons of phosphate rock. Start-up expected for 2H12. The project is still subject to approval by the Board of Directors.

	Salitre	0	0	42	590	TBA	Project located in Minas Gerais, Brazil, which includes the opening of a new phosphate mine with a production capacity of 2.2 Mtpy of phosphate concentrate and the implementation of fertilizer production plant with capacity of 560,000 tpy of P2O5, interconnected by a 18-kilometer pipeline. Start-up scheduled for 2014. The project is still subject to approval by the Board of Directors.

	Rio Colorado	0	0	339	2.096	TBA	The project includes the development of a mine with an initial nominal capacity of 2.4 Mtpy of potash - KCl, with potential for a future expansion to 4.35 Mtpy, construction of a railway spur of 350 km, port facilities and a power plant. Start-up expected for 2H13. The project is still subject to approval by the Board of Directors.

Area	Project	Performed			Budget[6]		Status
		million of R$
		2008	2009	2010	2011	Total
Fertilizer Nutrients Energy	Estreito	292	566	388	68	1.203	The hydroelectric power plant on the Tocantins river, between the states of Maranhão and Tocantins, has already obtained the implementation license, and is being built. Vale has a 30% share in the consortium that will build and operate the plant, which will have a capacity of 1,087 MW. Completion is planned for 1H11.

	Karebbe	110	106	198	164	702	Karebbe hydroelectric power plant in Indonesia, aims to supply 130 MW for the Indonesian operations, targeting production cost reduction by substitution of oil as fuel and enabling the potential expansion to 90.000 tpy of nickel in matte. Work started and main equipment purchased. Scheduled to start-up in 2H11.

	Biofuel	0	92	148	79	830	Project to invest in biodiesel to supply our mining and logistics operations in the Northern region of Brazil, using the B20 mix (20% of biodiesel and 80% of ordinary diesel), from 2014 onwards. The oil production related to our stake will be used to feed our own biodiesel plant, with estimated capacity of 160.000 metric tons of biodiesel per year.

10.11) Other factors with relevant influence
There are no other factors that have relevantly influenced the operational performance and have not been identified or commented on other items in this section.

13. COMPENSATION FOR MANAGERS

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13.1 Description of the compensation policy or practices for the Executive Board, the Statutory and Non-Statutory Boards, the Fiscal Committee, the Statutory Committees and the Audit, Risk, Finance and Compensation Committees, covering the following topics:
a. Objectives of the compensation policy or practices
According to the provisions of Article 10, Paragraph 3 of the Bylaws, the Managers’ overall and annual compensation is set at the Annual General Meeting, and takes into account their responsibilities, the time they dedicate to their functions, their competences and professional reputation, and the market value of their services.
Vale is the second largest diversified mining company in the world, and the largest private company in Latin America. It has operations in over thirty countries, a market value of some US$176.3 billion, over 500,000 shareholders in every continent, and around 70,000 employees and 48,000 subcontracted workers active in its operations.
Clearly, Vale is a global company of great complexity and magnitude, whose administration requires an in-depth understanding of its area of business and market, combined with total commitment.
As a global company, Vale is aware that retaining and engaging the right professionals in key roles, especially executive directors, is critical for its success on the mid and long term. As such, the market is always the benchmark, from a perspective of global competition, which means its main competitors, such as the top mining companies and other large global enterprises.
The main factor for compensation and the main objective of the compensation policy adopted is the company’s performance and growth in the short, medium and long term, in line with its strategic plan, while also assuring shareholder value. The compensation policy therefore prioritizes serving the company’s business.
b. Composition of compensation packages
(i) Description of the different elements of the compensation packages and the objectives of each of them; and (ii) the method for calculating and adjusting each of the elements in the compensation packages:
Board of Directors
Fixed Compensation
The compensation for the members of the Board of Directors is made up exclusively of the payment of a fixed monthly fee. The deputy members receive 50% of the amount paid to the members. The amount paid as fees is aligned with market values. This fixed compensation is designed to remunerate the services of each board member, within their scope of responsibility as members of Vale’s Executive Board. The overall annual compensation for the Managers, including the members of the Executive Board of Directors, the Statutory Board (Executive Officers), the Fiscal Council and the advisory committees is set at the annual general meeting and distributed by the Executive Board.
Direct and Indirect Benefits
Members of the Board of Directors are not entitled to direct nor indirect benefits, variable compensation, post-employment benefits motivated by the demise of tenure or stock-based compensation.
Fiscal Board
Fixed Compensation
The compensation for the members of the Fiscal Board is made up of a fixed monthly fee, set at 10% of the average compensation paid to the Executive Directors, excluding benefits, representation monies, and profit shares. Aside from this fixed compensation, the active members of the Fiscal Board have the right to the reimbursement of their transportation, board and lodging expenses incurred while undertaking their duties. Deputys are compensated when they undertake the function when a seat is vacant, or when the member of the board in question is absent or unable to exercise the function. The aim of the fixed compensation is to remunerate the services of each board member, within their scope of responsibility as members of the Company’s Fiscal Board. The fees for Fiscal Board members are adjusted in line with any adjustment made to the Executive Directors’ compensation.

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Members of the Fiscal Board are not entitled to direct nor indirect benefits, variable compensation, post-employment benefits motivated by the demise of tenure or stock-based compensation.
Advisory Committees
Fixed Compensation
The compensation for the members of the Advisory Committees (Strategy Committee, Finance Committee, Executive Development Committee, Financial Control Committee, and Governance and Sustainability Committee) is paid for each meeting an executive effectively takes part in, said payment being the same as the monthly fee payable to the deputy members of the Board of Directors. As set forth in Paragraph 2 of Article 15 of Vale’s Bylaws, the committee members who are Vale Managers will not be eligible for extra compensation for sitting on the committees. The aim of the fixed compensation is to remunerate each member’s services within the scope of their responsibility as members of the Company’s respective Advisory Committees. The compensation for Advisory Committee members is adjusted in line with the compensation paid to members of the Executive Board.
Members of the Advisory Committees are not entitled to fixed nor variable compensation, direct and indirect benefits, post-employment benefits motivated by the demise of tenure or stock-based compensation.
Executive Officers
Fixed Compensation
Fixed monthly compensation set according to competitive market rates and adjusted annually by the IPCA inflation index. The aim of the fixed monthly compensation is to remunerate the services rendered by the statutory directors within the scope of their individual responsibility in managing the Company.
Benefits
Package of benefits that is compatible with market practices, including private healthcare, hospital and dental care, a designated car with driver, private pension scheme and life insurance. Not only are the benefits in line with market practices, but they are also aimed at assuring the executives and their dependents peace of mind when it comes to fundamental issues such as healthcare.
Variable Compensation
Variable annual compensation (results sharing bonus) based on the Company’s results and defined by indicators and objective, measurable targets derived from the strategic plan and the annual budget approved by the Board of Directors. While assuring market competitiveness, the main aim of the bonus is to acknowledge an executive’s contribution to the Company’s performance and earnings. Based on the rules established in the program, the bonus may even be zero, should the Company fail to meet the targets set for each year. Meanwhile, if the performance is exceptional, the bonus can be raised up to a maximum of 150% of the fixed annual amount.
Post-employment benefits
Statutory Directors can benefit from medical and dental assistance through the Company for up to 12 months after their resignation, so they may seek alternatives outside the corporate plan.
Long-Term Incentive Plan (LTI)
Long-term variable payment based on the Company’s expected performance in the future, with the aim of retaining and engaging the Managers and aligning them with the future vision of the Company. The sum is defined as 75% of the bonus (results sharing bonus) for Executive Officers and 125% of the bonus (results sharing bonus), and transformed, as a reference, into a number of ordinary stock issued by Vale (virtual shares), considering the average price for the Company’s ordinary stock over the last sixty trading days of the previous year. Should the executive remain with the Company, at the end of three years, the number of virtual shares is transformed into a pecuniary value by the average price of the ordinary stock issued by the Company over the last sixty trading days in the third year. The program also compares the Company’s performance against other companies of a similar size (peer group); should Vale come out first in this ranking, the amount calculated is increased by 50%. This percentage is reduced on a sliding scale, such that from first to fifth place, the percentage remains the same, and as of 15th place in the ranking, no payment is made. The program was introduced in 2007, the first payment having been made in January 2010. For further details, please see item 13.4 of the Reference Form.
Prior to the LTI, the Company had a specific program for the Executive Officers, which received 36% of the bonus, payable after 13 months. This program, which has been replaced by the LTI, no longer exists, the last payment having been made in January 2009.

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Matching
Like the LTI, Matching is a variable, long-term form of compensation based on the Company’s expected performance in the future. To be eligible to take part in the Matching scheme, an executive should allocate a percentage of his/her bonus (results sharing bonus) for the purchase of Class A preferred stock issued by Vale, through the mediation of a pre-defined financial institution, under market conditions, on the days set in the scheme, without any benefit being offered by Vale. The percentage bonus that may be allocated per executive for participating in the Matching scheme is based on an assessment of their performance and potential. Those executives who acquire shares under the terms and conditions of the Matching scheme on the stipulated dates and who are still in the employ of Vale three years after they were acquired and who have kept the ownership of all the shares purchased will be eligible for a cash prize. At the end of the three-year period, when the cycle reaches its conclusion, the Managers check that the terms of the scheme, as set forth in the manual, have been followed. Assuming that the terms of the plan have been observed, the Company will pay the executive a net value, as a prize, worth the amount they had purchased in shares as part of the scheme. After the incentive has been paid, the executives are free to sell the preferred stock issued by Vale that they had acquired to join the Matching scheme, in compliance with existing legislation. The main aim of this scheme is to encourage an “owner’s vision”, while also helping to retain executives and reinforce a sustained performance culture. For further details, see item 13.4 of the Reference Form.
Non-Statutory Board
The non-statutory directors are Company employees with a labor contract. There are two groups of executives that fall into this category: “level 5” directors, who normally hold global corporate or business unit functions; and (ii) “level 4” directors, who generally hold regional or local corporate functions, or are responsible for operational systems or areas in the Company’s different businesses.
Fixed Salary
Monthly amount based on the Company’s career plan and accepted practices on the competing market. Every year, the Human Resources and Governance Department conducts surveys through specialized companies where the analysis is made using comparable positions. All positions are assessed using the Hay System, one the most used systems for assessing role complexity. The aim of the fixed salary is, as set out in the labor contract signed by each executive, to remunerate the services rendered within the scope of responsibility attributed to them in undertaking their respective duties within the company. There is no predefined index or frequency for adjusting fixed salaries; when they are adjusted, this is based on changes in market values and the merit of the individual executive.
Benefits
Package of benefits that is compatible with market practices, including private healthcare, hospital and dental care, private pension scheme (Valia) and life insurance. Not only are the benefits in line with market practices, but they are also aimed at assuring the executives and their dependents peace of mind when it comes to fundamental issues such as healthcare
Variable Compensation
Variable annual payment (results sharing bonus) based on the Company’s earnings and defined by indicators and objective, measurable targets derived from the strategic plan and the annual budget approved by the Executive Board. While assuring market competitiveness, the main aim of the bonus is to acknowledge an executive’s contribution to the Company’s performance and earnings. Based on the rules established in the program, the bonus may even be zero, should the Company fail to meet the targets set for each year. Meanwhile, if the performance is exceptional, the bonus can be raised up to a maximum of 18 times the monthly salary for “level 5” Directors, and up to 15 times the monthly salary for “level 4” Directors.
Long-Term Incentive Plan (LTI)
Long-term variable payment based on the Company’s expected performance in the future, with the aim of retaining and engaging the executives and aligning them with the future vision of the Company. The sum is defined as 75% of the bonus (results sharing bonus) for “level 5” Directors and 50% of the same bonus for “level 4” Directors, calculated on the value effectively paid for said bonus. This sum is transformed, as a reference, into a number of ordinary stock issued by Vale (virtual shares), considering the average price for the Company’s ordinary stock over the last sixty trading days of the previous year. Should the executive remain with the Company, at the end of three years, the number of virtual shares is transformed into a pecuniary value by the average price of the ordinary stock issued by the Company over the last sixty trading days in the third year. The program also compares the Company’s performance against other companies of a similar size (peer group); should Vale come out first in this ranking, the amount calculated is increased by 50%. This percentage is reduced on a sliding scale, such that from first to fifth place, the percentage remains the same, and as of 15th place in the ranking, no payment is made. The program was introduced in 2007, the first payment having been made in January 2010.

4

Matching
Like the LTI, Matching is a variable, long-term form of compensation based on the Company’s expected performance in the future. To be eligible to take part in the Matching scheme, an executive should allocate a percentage of his/her bonus (short-term variable compensation) for the purchase of Class A preferred stock issued by Vale, through the mediation of a pre-defined financial institution, under market conditions, on the days set in the scheme, without any benefit being offered by Vale. The percentage bonus that may be allocated per executive for participating in the Matching scheme is based on an assessment of their performance and potential. Those executives who acquire shares under the terms and conditions of the Matching scheme on the stipulated dates and who are still in the employ of Vale three years after they were acquired and who have kept the ownership of all the shares purchased will be eligible for a cash prize. At the end of the three-year period, when the cycle reaches its conclusion, the Managers check that the terms of the scheme, as set forth in the manual, have been followed. Assuming that the terms of the plan have been observed, the Company will pay the executive a net value, as a prize, worth the amount they had purchased in shares as part of the scheme. After the incentive has been paid, the executives are free to sell the preferred stock issued by Vale that they had acquired to join the Matching scheme, in compliance with existing legislation. The main aim of this scheme is to encourage an “owner’s vision”, while also helping to retain executives and reinforce a sustained performance culture. For further details, see item 13.4 of the Reference Form.
Post-employment benefits
Non Statutory Directors may enjoy Statutory Medical-Dental-Hospital assistance through the Company for up to six (6) months after resignation so that they may look for alternatives outside the corporate plan.
Benefits Driven by the Cessation of Position
Non Statutory Directors receive individualized service guidance for career transition (outplacement) from a specialized company indicated by Vale.
Non-Statutory Committees
The Company also has two non-statutory committees: the Risk Committee and the Communication Committee. All the seats on the non-statutory committees are held by the Company’s statutory and non-statutory directors, who do not receive any extra compensation for this function.
(ii) Proportion of each element to make up the total compensation package
The proportions for 2010 were as shown in the table below (approximate amounts):

	% of total compensation package paid as:
	Fixed Compensation			Share-based Compensation
	Base
	Compensati			Long-Term
	on	Benefits	Profit Share	Incentive	Matching	Total
Executive Board	100%	—	—	—		100%
Executive Officers	20.0%	10.0%	30.0%	40.0%		100%
Officers (non-statutory)	30.0%	30.0%	30.0%	10.0%		100%
Fiscal Board	100%	—	—		—	100%
Advisory Committees	100%	—	—		—	100%
c. Main performance indicators that are taken into consideration when determining each element of the compensation package
All the definitions concerning the compensation of Statutory Directors are sustained by market research, supported by one or more specialized consultancies, assessed by the Executive Development Committee and approved by the Board of Directors.
The main performance indicators are the Company’s performance in comparison with its main competitors (top mining companies), its cash flow return on gross investments (CFROGI), as well as general productivity, safety and environmental indicators.

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d. How the compensation package is structured to reflect the development of the performance indicators
The executives’ performance targets, which are used to structure the payment of their profit share (bonus), derive from the strategic plan and the budget, both approved by the Executive Board, which are reviewed each year to sustain the targets and expected results for the Company.
Further, the long-term incentive plans (LTI and Matching program) are linked to some of the Company’s performance indicators: the price of its shares on the market, and its position relative to its peer group (a group of companies of a similar size).
e. How the compensation policy is aligned with the Company’s short-, medium- and long-term interests
As already stressed, the main factor for compensation is the Company’s performance and growth on the short, medium and long term, in line with its strategic plan, while also assuring shareholder value. As such, the long-term incentives are structured with a three-year elimination period, and mirror changes in the Company’s performance indicators.
f. Existence of compensation supported by subsidiaries, and direct or indirect affiliates or holding companies
One of the Company’s executive directors is also the President and Chief Executive Officer of Vale Canada Limited, a Vale subsidiary. As such, part of this executive’s fixed compensation and benefits is paid by Vale Canada Limited.
g. Existence of any compensation or benefits connected to the occurrence of a given corporate event, such as the sale of the Company’s controlling interest
There is no compensation or benefit for the members of the Fiscal or Executive Boards, Statutory or Non-Statutory Committees, or the Executive or Non-Executive Board that is in any way connected to the occurrence of any corporate event.
13.2 With respect to compensation acknowledged in the results of the last 3 accounting reference periods and the estimated compensation for the current accounting reference period for the Board of Directors, the Executive Officers and the Fiscal Board:

Estimates for the Accounting Reference Period to be closed on December 31, 2011

	Board of		Executive
	Directors		Officers			Fiscal Board		Total
Number of members	11 full members and 10 deputy members			10		5 full members and 3 deputy members			39
Annual fixed compensation (in BRL)		—		—			—		—
Salaries or pro-labore fees	R$	4,673,600	R$	20,933,415		R$	1,373,520	R$	26,980,535
Direct and indirect benefits		—	R$	9,903,284			—	R$	9,903,284
Compensation for participation in Committes		—		—			—		—
Other		—		—			—		—
Variable Compensation (in BRL)		—		—			—		—
Bonus		—	R$	34,464,477			—	R$	34,464,477
Profit share		—		—			—		—
Compensation for participation in meetings		—		—			—		—
Commissions		—		—			—		—
Other		—		—			—		—
Post-employment benefits		—		—			—		—
Employment cessation benefits		—		—			—		—
Stock-based compensation		—	R$	17,975,954	[1]		—	R$	17,975,954	[1]
Amount of compensation per board or committee	R$	4,673,600	R$	83,277,130		R$	1,373,520	R$	89,324,250

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Notes:

1	- Taking into consideration the amounts described under item 13.1(b) above with respect to ILP and Matching Program.

2	- The figures presented do not consider the incidence of INSS.

Accounting reference period closed on December 31, 2010

	Board of		Executive
	Directors		Officers			Fiscal Board		Total
Number of members	11 full members and 10 deputy members			7		4 full members and 3 deputy members			35
Annual fixed compensation (in BRL)		—		—			—		—
Salaries or pro-labore fees	R$	1,790,070	R$	15,203,831		R$	913,600	R$	17,907,501	[3]
Direct and indirect benefits		—	R$	5,687,041			—	R$	5,687,041
Compensation for participation in Committes		—		—			—		—
Other		—		—			—		—
Variable Compensation (in BRL)		—		—			—		—
Bonus		—	R$	24,703,612			—	R$	24,703,612
Profit share		—		—			—		—
Compensation for participation in meetings		—		—			—		—
Commissions		—		—			—		—
Other		—		—			—		—
Post-employment benefits		—		—			—		—
Employment cessation benefits		—	R$	3,584,251	[2]		—	R$	3,584,251
Stock-based compensation		—	R$	30,239,619	[3]		—	R$	30,239,619
Amount of compensation per board or committee	R$	1,790,070	R$	79,418,354		R$	913,600	R$	82,122,024

Notes:

1-	Average number of members of the Board of Directors during fiscal year 2010.

2-	Payment to a former Executive Director who pull back the Company for the year ended 2010.

3-	Taking into consideration the amounts described under item 13.1(b) above with respect to ILP Program.
Pursuant to the provisions of art. 67 of CVM directive no. 480/09, no information concerning 2008 and 2009 accounting reference period shall be submitted.

7

13.3 With respect to variable compensation in the last 3 accounting reference periods and compensation estimated for the current accounting reference period for the Board of Directors, the Executive Officers and the Fiscal Board:

Estimates for the accounting reference period to be closed on December 31, 2011

	Board of	Executive
	Directors	Officers			Fiscal Board	Total
Number of members	11 full members and 10 deputy members		10	[1]	5 full members and 3 deputy members		39
Bonus (em BRL)
Minimum amount estimated by compensation plan	—		0		—		0
Maximum amount estimated by compensation pla	—	R$	34,464,477	[1]	—	R$	34,464,477
Amount estimated by the compensation plan if pre-established goals are met	—	R$	21,675,771	[2]	—	R$	21,675,771
Profit share (em BRL)	—		—		—		—
Minimum amount estimated by compensation plan
Maximum amount estimated by compensation pla	—		—		—		—
Amount estimated by the compensation plan if pre-established goals are met	—		—		—		—

Notes:

1	- Taking into consideration 2 vacant positions in the Board of Directors.

2	- Amount stands for 150% of Fixed Annual Compensation paid to the Executive Officers.

3	- Amount stands for 100% of Fixed Annual Compensation paid to the Executive Officers.

Accounting reference period closed on December 31, 2010

	Board of	Executive
	Directors	Officers			Fiscal Board	Total
Number of members	11 full members and 10 deputy members		7	[1]	4 full members and 3 deputy members		35
Bonus (em BRL)
Minimum amount estimated by compensation plan	—		0		—		0
Maximum amount estimated by compensation pla	—	R$	26,615,414	[2]	—	R$	26,615,414
Amount estimated by the compensation plan if pre-established goals are met	—	R$	17,743,609	[3]	—	R$	17,743,609
Amount actually acknowledged in the formal results	—	R$	24,703,613		—	R$	24,703,613
Profit share (em BRL)
Minimum amount estimated by compensation plan	—		—		—		—
Maximum amount estimated by compensation pla	—		—		—		—
Amount estimated by the compensation plan if pre-established goals are met	—		—		—		—
Amount actually acknowledged in the formal results	—		—		—		—

Notes:

1	- Average number of Executive Officers during the year.

2	- Amount stands for 150% of Fixed Annual Compensation paid to the Executive Officers.

3	- Amount stands for 100% of Fixed Annual Compensation paid to the Executive Officers.
Pursuant to the provisions of art. 67 of CVM directive no. 480/09, no information concerning 2008 and 2009 accounting reference period shall be submitted.

8

13.4 With respect to the stock-based compensation plan for the Executive Board and the Statutory Board, which was in force in the last accounting reference period and which is estimated for the current accounting reference period:
The Company has two stock-based compensation plans for the Statutory Board, which are not extended to the Executive Board. Neither plan consists in the grant of stock options, but only the payment of a bonus as per the market quotation for the Company stock.
a. General Terms and Conditions
Long-Term Incentive Plan (LTI)
Long-term variable payment based on the Company’s expected performance in the future, with the aim of retaining and engaging the Managers and aligning them with the future vision of the Company. The sum is defined as 75% of the bonus (results sharing bonus) for Executive Officers and 125% of the bonus (results sharing bonus) transformed, as a reference, into a number of ordinary stock issued by Vale (virtual shares), considering the average price for the Company’s ordinary stock over the last sixty trading days of the previous year. Should the executive remain with the Company, at the end of three years, the number of virtual shares is transformed into a pecuniary value by the average price of the ordinary stock issued by the Company over the last sixty trading days in the third year. The program also compares the Company’s performance against other companies of a similar size (peer group); should Vale come out first in this ranking, the amount calculated is increased by 50%. This percentage is reduced on a sliding scale, such that from first to fifth place, the percentage remains the same, and as of 15th place in the ranking, no payment is made. The program was introduced in 2007, the first payment having been made in January 2010.
- Matching. Like the LTI, Matching is a variable, long-term form of compensation based on the Company’s expected performance in the future. To be eligible to take part in the Matching scheme, an executive should allocate a percentage of his/her bonus (short-term variable compensation) for the purchase of Class A preferred stock issued by Vale, through the mediation of a pre-defined financial institution, under market conditions, on the days set in the scheme, without any benefit being offered by Vale. The percentage of the bonus that may be allocated per executive for participating in the Matching scheme is based on an assessment of their performance and potential. Those executives who acquire shares under the terms and conditions of the Matching scheme on the stipulated dates and who are still in the employ of Vale three years after they were acquired and who have kept the ownership of all the shares purchased will be eligible for a cash prize. At the end of the three-year period, when the cycle reaches its conclusion, the Managers check that the terms of the scheme, as set forth in the manual, have been followed. Assuming that the terms of the plan have been observed, the Company will pay the executive a net value, as a prize, worth the amount they had purchased in shares as part of the scheme. After the incentive has been paid, the executives are free to sell the preferred stock issued by Vale that they had acquired to join the Matching scheme, in compliance with existing legislation. The main aim of this scheme is to encourage an “owner’s vision”, while also helping to retain executives and reinforce a sustained performance culture.
b. Major Plan Objectives
The major objectives of both the LTI and the Matching Plan are retention of the Company’s main executives by fostering their engagement to the Company and encouraging a “stockholder view”, so that they become committed to mid and long term results.
c. How the plans contribute for the achievement of these objectives
Both the LTI and the Matching Plan promote the alignment of the stockholders‘ and the statutory board members` interests, as they ensure gains for the board members only as long as there are gains for the Company as well.
d. Where the plans fit into the Company`s compensation policy
Both the LTI and the Matching Plan fit into Vale’s compensation policy once they constantly foster a competitiveness level that complies with the Company business and the competitive market context. Both the LTI and the Matching Plan have been designed upon the support provided by specialized consulting services and upon the consideration of domestic and international market trends and moves.

9

e. How the plans promote the alignment between management and the Company interests at short, mid and long term
The design of both the LTI and the Matching Plan lies upon the executive’s annual performance and its baseline is the results sharing bonus as assigned incentives. The Plans also comprise the Company’s performance rate upon company stocks fluctuated value in the past three years and the Company’s performance relative to other companies of similar size within similar industries and the same reference period.
f. Maximum number of comprised stocks
Not applicable. No stock purchasing option is granted within the scope of either the LTI or the Matching Plan. The number of virtual ordinary stocks granted as reference within the scope of LTI plan varies according to each executive’s profit share bonus and the average quotation for Vale’s issued stocks within a specific number of stock market floor sessions prior to such grant. Within the scope of the Matching Plan, an executive is given the option to allocate 30 or 50% of his/her bonus to purchase the Company’s class A preferred stocks and so become eligible to the plan.
g. Maximum number of options to be granted
Not applicable. No stock purchasing option is granted within the scope of either the LTI or the Matching Plan.
h. Stock purchasing conditions
Not applicable. No Company stock purchasing option is granted within the scope of either the LTI or the Matching Plan. Once assessed, the amount owed to executives within the scope of either Plan is paid in cash.
i. Criteria for stock pricing or option reference period
Not applicable. As no stock purchasing option nor stock purchase are granted within the scope of either Plan, it makes no sense setting criteria for stock pricing or option reference period.
With respect to the LTI Plan, the amount owed to executives is calculated as per the valuation of a given number of Vale`s virtual ordinary stocks within the period of the past three years, and is based upon the stock average initial quotation of the last 60 stock market floor sessions prior to the incentive grant, and the stock average final quotation at the closing of the last 60 stock market floor sessions of the third year. This figure is then multiplied by a Company performance factor as a relative value to a peer group comprising similar-size global companies. Face to the Company ranking within the latter global companies group, the LTI Plan may have its amount expanded by up to 50% or it might be even zeroed.
However, for the Matching Plan, the net amount to be paid to executives as incentives is calculated upon the number of Company class A preferred stocks purchased by the executive in order to become eligible to the Plan.
j. Criteria for establishing the reference period
Not applicable. As mentioned above, no Company stock purchasing option is granted within the scope of either the LTI or the Matching Plan. Therefore, there is no reference period.
However, both the LTI and the Matching Plan pre-establish that the payment of incentives be made after a three-year grace period.
k. Liquidation conditions
Both the LTI and the Matching Plan pre-establish that premiums be paid in cash.
l. Restrictions to stock transfer
With respect to the Matching Plan, the executive will forfeit his/her right to the reward if he/she transfers, within the three-year period, any Company preferred stock that is plan-bonded.

10

Not applicable to the LTI Plan, though, once this Plan’s participants are not required to retain their stockholding position in the company nor are they granted any stocks within the scope of the Plan.
m. Criteria and events that, upon occurrence, shall result in the plan suspension, change or extinction
With respect to the Matching Plan, any transference of Vale’s issued preferred stocks that are plan-bonded before the three-year grace period or the executive`s severance generate the extinction of any rights whatsoever that they would otherwise be entitled to within the scope of the Plan.
However, with respect to the LTI Plan, the executive’s severance generates the extinction of any rights whatsoever that they would otherwise be entitled to within the scope of the Plan.
n. Effects generated by the Company’s Board and Committee Manager’s departure upon his/her rights as provided by the stock-based compensation plan
As the Plan works as a retention mechanism, if the Manager resigns, he/she shall lose all his/her rights to the long-term plans — LTI and Matching. In case the Manager`s contract is rescinded or no t renewed by the Company, the participant shall receive all the LTI Plan incentives he had purchased prior to the contract recision or termination date.
13.5 Number of stocks or direct or indirect stock holdings, either in Brazil or overseas, and other securities that might be converted into stock or quotas, issued by the Company, direct or indirect affiliates, subsidiaries or companies under common control, by members of the Executive Board, of the Statutory Board or the Fiscal Board, grouped per board or committee, on the closing date of the last accounting reference period:
(a)	the number of stocks or direct or indirectly quotas of stocks issued by Vale either in Brazil or overseas held by its Board of Directors members, Executive Officers and Fiscal Council members, grouped by board or committee, on the closing day of the last accounting reference period:
VALE S.A.

Stockholders	Common		Preferred
Board of Directors	1.050		54.399
Executive Officers	256.244	(*)	1.090.938	(*)
Fiscal Council	0		0

Total	257.294		1.145.337

(*)	Including 20.000 VALE shares and 70.560 VALE.P shares owned as American Depositary Receipts (ADRs), at the New York Stock Exchange.
(b)	the number of stocks or direct or indirectly quotas of stocks issued by Vale either in Brazil or overseas held by its Board of Directors members, Executive Officers and Fiscal Council members, grouped by board or committee, on the closing day of the last accounting reference period:

11

VALEPAR S.A.

Stockholders	Common	Preferred
Board of Directors	13	0
Executive Officers	0	0
Fiscal Council	0	0

Total	13	0

BRADESPAR S.A.

Stockholders	Common	Preferred
Board of Directors	8	1.656
Executive Officers	0	0
Fiscal Council	0	4.760

Total	8	6.416

BNDES PARTICIPAÇÕES S.A. — BNDESPAR

	Non-convertible	Convertible
	Debentures	Debentures
Stockholders	(BNDP-41)	(BNDP-42)
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	10	1

Total	10	1

MITSUI & CO., LTD

Stockholders	Common	Preferred
Board of Directors	55.049	0
Executive Officers	0	0
Fiscal Council	0	0

Total	55.049	0

ELETRON S.A

Stockholders	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

12

OPPORTUNITY ANAFI PARTICIPAÇÕES S.A

Stockholders	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0
BELAPART S.A

Stockholders	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0
VALETRON S.A

Stockholders	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0
(c)	number of stocks or direct or indirectly quotas of stocks and other securities that might be converted in stocks or quotas of stocks issued either in Brazil or overseas by Vale’s affiliates and subsidiaries held by its Board of Directors members, Executives Officers and Fiscal Council members, grouped by board or committee on the closing day of the last accounting reference period:
FERROVIA CENTRO ATLÂNTICA S.A.

Stockholders	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0

Total	0	0

FERROVIA NORTE SUL S.A.

Stockholders	ON	PN
Board of Directors	0	0
Executive Officers	1	0
Fiscal Council	0	0

Total	1	0

LOG-IN — LOGÍSTICA INTERMODAL S/A

Stockholders	Common	Preferred
Board of Directors	1	0
Executive Officers	3	0
Fiscal Council	0	0

Total	4	0

13

MRS LOGÍSTICA S.A.

Stockholders	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0

Total	0	0

PT INTERNATIONAL NICKEL INDONESIA TBK

Stockholders	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0

Total	0	0

Vale Fertilizantes S.A.

Stockholders	Common	Preferred
Board of Directors	0	0
Executive Officers	7	0
Fiscal Council	0	0

Total	7	0

13.6 With respect to stock-based compensation, as acknowledged in the past three accounting reference periods and as estimated for the current accounting reference period, for Executive Board and the Statutory Board.
The Matching Plan was established in 2008 and provides for a three-year grace period. Therefore, the incentive within the scope of this Plan shall only be due by the Company in April 2011. Hence, the amounts presented below are an estimate, considering growth projection of the share prices until the date of payment.
The information below that refers to the Long Term Incentive Plan (Plano de Incentivo a Longo Prazo — ILP) described in details at item 13.4 (l)does not contemplate the concession of call options, as it is based on the Company’s share prices to define the value to be paid as incentive to executive officers, therefore the majority of the information below is not applicable.

Estimates for the accounting reference period to be closed on December 31, 2011

	Board of	Executive
	Directors	Officers	Total
Number of members	—	10	10
With respect to each option grant

Grant date	—	January and April 2008[1]	—
Number of granted options	—	—	—
Deadline for options to become redeemable	—	January and April 2011[2]	—
Deadline for redeeming options	—	—	—
Grace period for stock transfer	—	—	—

14

Estimates for the accounting reference period to be closed on December 31, 2011

	Board of	Executive
	Directors	Officers			Total
Pondered average price within accounting reference period for each of the following option groups	—
Outstanding at the beginning of the accounting reference period	—		—			—
Not redeemed throughout accounting reference period	—		—			—
Redeemed within accounting reference period	—		—			—
Expired within accounting reference period	—		—			—
Fair option price on grant date	—	R$	17,975,974	[3]	R$	17,975,974	[3]
Potential dilution in case all granted options were redeemed	—		—			—

1	- In January 2008 the ILP cycle began and in April 2008 the Matching cycle began

2	- In January 2011 the ILP cycle ended and in April 2008 the Matching cycle ended

3	- Amounts actually paid according to the ILP cycle ended in January 2011 and estimate amounts regarding the Matching Program future payment

Accounting reference period closed on December 31, 2010

	Board of	Executive
	Directors	Officers			Total
Number of members	—		7			7
With respect to each option grant
Grant date	—	January 2007				—
Number of granted options	—		—			—
Deadline for options to become redeemable	—	January 2011				—
Deadline for redeeming options	—		—			—
Grace period for stock transfer	—		—			—
Pondered average price within accounting reference period for each of the following option groups	—
Outstanding at the beginning of the accounting reference period	—		—			—
Not redeemed throughout accounting reference period	—		—			—
Redeemed within accounting reference period	—		—			—
Expired within accounting reference period	—		—			—
Fair option price on grant date	—	R$	30.239.619	1 1	R$	30.239.619	[1]
Potential dilution in case all granted options were redeemed	—		—			—

Note:

1	- Amounts actually paid according to the ILP cycle ended in January 2010
13.7 With respect to outstanding options for the Board of Directors and the Executive Officers at the closing of the last accounting reference period
Not applicable. See items 13.4 and 13.6 above.
13.8 With respect to redeemed and delivered options for the Board of Directors and the Executive Officers, in the past three accounting reference periods

15

Not applicable. See items 13.4 and 13.6 above.
13.9 Summary of relevant information aiming at a broader understanding of data presented under items 13.6” through 13.8 above, as well as an explanation of the pricing method used for stock and option values
Not applicable.
13.10 Private Pension Funds in force granted to members of the Executive Board and the Statutory Board
Pursuant to contract provisions, the Company pays for both the employer`s and the employee`s share, up to 9% of the fixed compensation, to Valia — Fundação Vale do Rio Doce de Seguridade Social (Vale do Rio Doce Social Security Foundation), or to any other private pension fund chosen by the Executive Officers.
At Valia, the minimum required age for benefit eligibilityto retirement plan, is 45 years of age, after having contributed for the given plan for a minimum grace period of 5 years.

Valia — Fundação Valor do Rio Doce de Seguridade Social

	Board of	Executive
	Directors	Officers		Total
Number of members	11 full members and 10 deputy members		8		29
Plan name		Benefit Plan “Vale Mais”
Number of managers that are eligible for retirement benefits	—		5		5
Eligibility to early retirement	—		—		—
Updated value of accumulated contributions to social security and pension plan up until the closing of the last accounting reference period, minus amounts paid by managers	—	R$	7.331.786	R$	7.331.786
Total accumulated amount of contributions paid throughout the last accounting reference period, minus amounts paid by managers	—	R$	1.039.644	R$	1.039.644
Eligibility for advanced redemption and conditions	—		—		—
One Executive Officer is a member of a private pension fund managed by Bradesco Vida e Previdência S.A., which is described below:

Bradesco Vida e Previdência S.A.

Plan name	BD Plan (Pré-established Benefits) and PGBL Plan (Pre-established Contribution)
Number of managers that are eligible for retirement benefits		1
Eligibility to early retirement		1
Updated value of accumulated contributions to social security and pension plan up until the closing of the last accounting reference period, minus amounts paid by managers	R$	5,428,019
Total accumulated amount of contributions paid throughout the last accounting reference period, minus amounts paid by managers	R$	475,512
Eligibility for advanced redemption and conditions		—

16

13.11 Managers`Average Compensation
Information not disclosed due to an injunctive relief granted by the Honorable Judge of the 5th Circuit Court of Federal Justice of Rio de Janeiro to IBEF/RJ, to which Vale and the company executives are associated. The injunctive relief remains in effect due to a decision of the Brazilian Supreme Court (Superior Tribunal de Justiça).
13.12 Contract agreements, insurance policies or other instruments that might underlie the compensation or indemnity mechanisms applicable to managers in the occurrence of dismissal or retirement, and the financial burden they result in for the Company
The contracts signed by members of the Executive Officers have a provision for indemnity for contract rescission or non-renewal once such events are generated by the Company. In the latter case, the following amounts and conditions are provided for: (i) 2 (two) fixed annual salaries for the Managing President; or (ii) 1 (one) fixed annual salary for the Executive Managers. Indemnity payment is made in four quarterly payments and conditioned to a non-compete agreement to be in force for the following 12 months.
The contract also provides for a Life Insurance Policy, whose insured capital is worth twice as much as the fixed annual compensation, for the purposes of death or total permanent disability (TPD).
No other type of contract agreement is drawn with members of the Board of Directors or the Fiscal Board. The same applies to any other types of contract agreements, life insurance policies or any other instruments that might underlie compensation or indemnity mechanisms in case an executive is dismissed or retires.

13.13	With respect to the last three accounting reference periods, disclose the percentage of total compensation for each board or committee as acknowledged in the Company results and which applies to members of the Board of Directors, of the Executive Officers or the Fiscal Board, that are somehow connected to direct or indirect affiliates, in compliance with the accounting rules that govern this matter.

Board or Committee	Accounting reference period closed on December 31, 2010
Board of Directors	90.00%
Executive Officers	0.00%
Fiscal Board	14.00%
Pursuant to the provisions of art. 67 of CVM directive no. 480/09, no information concerning 2008 and 2009 accounting reference period shall be submitted.
13.14 With respect to the last three accounting reference periods, disclose the amounts as acknowledged in the Company results for compensation paid to members of the Board of Directors, of the Executive Officers or the Fiscal Board, grouped by board or committee, for any purpose other than the function they perform, such as commissions, consulting or advisory services.
No payments of any other type rather than for the function they perform were made to any member of the Board of Directors, of the Executive Officers or the Fiscal Board.
13.15 With respect to the last three accounting reference periods, disclose the amounts as acknowledged in the results released by direct or indirect affiliates, subsidiaries or companies under common control, by members of the Board of Directors, of the Executive Officers or the Fiscal Board, grouped per board or committee, specifying the purpose of such amounts paid to the referred individuals.

17

Board or Committee	Accounting reference period closed on December 31, 2010
Board of Directors	—
Executive Officers	R $961,667 ‘(Annual Fixed Compensation: R $698,809.00 / Direct and indirect benefits: R $262,858.00)
Fiscal Board	—

Note:

1	- Referring to an Executive Director allocated to our subsidiary Vale Inco Limited, Canada.
Pursuant to the provisions of art. 67 of CVM directive no. 480/09, no information concerning 2008 and 2009 accounting reference period shall be submitted.
13.16 Other information that the Company might judge relevant
The annual aggregate compensation proposed for 2011 to be submitted in the Annual Shareholders Meeting in the sense of fixing the total amount up to R$108,961,196.00 (one hundred and eight million and nine hundred and sixty one thousand and one hundred and ninety six reais), to be distributed by our Board of Directors, pursuant the Brazilian corporate law and Vale’s By-laws. It is important to mention that in order to establish the aggregate compensation amount, the proposal takes into account various factors, which range from the responsibilities, time dedicated to the tasks, competence, professional reputation and services market value.
Such amount involves: (a) up to R $6,967,120.00 (six million and nine hundred and sixty seven thousand and one hundred and twenty reais) corresponding to the fixed compensation of directors and members if the advisory committees, pursuant article 15, §2º of Vale’s By-laws and of the members of the fiscal council, pursuant article 163 of the Brazilian corporate law; (b) up to R$73,373,846.00 (seventy three million and three hundred and seventy three thousand and eight hundred and forty six reais) related to the fixed and variable compensation of executive officers, taking into account a Board of Executive Officers with 10 Executive Officers positions. The fixed individual compensation is compatible with the amounts paid to the senior management of similar companies, and the variable compensation corresponds to the bonuses and incentive payments, and its payment is conditioned to pre established goals, based on the performance of Vale. Therefore, the payment of the variable compensation is equivalent to the fulfillment, total or in part, of the pre-established goals, and may even be not paid if such goals are not reached; and (c) up to R$28,620,231.00 (twenty eight million and six hundred and twenty thousand and two hundred and thirty one reais) corresponding to all taxes and duties related to the compensation that are of Vale’s responsibility, as well as benefits of any nature.
The difference between the amounts reported on item 13.2 — total remuneration of the Board of Directors, Executive Officers and Fiscal Board — and the administration’s proposal for the Annual General Meeting of April 19, 2011, is due to the fact that in section 13.2 of the RF it was considered only the amount of remuneration approved for the members of the Vale’s Board of Directors, Executive Officers and Fiscal Board, and the annual amount proposed and approved in the Assembly includes also the remuneration of the members of the Advisory Committees (R$1,104,000) and social charges of Vale1s responsibility (R$18,716,947).

18

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS MEETINGS
OF VALE S.A.
     Considering that Ordinary and Extraordinary Shareholders Meetings were convened to be held on April 19, 2011, Vale S.A. (“Vale”), hereby, provides the following explanations regarding the matters and proposals mentioned in the agenda of such meetings:
1 — Introduction — Voting Rights
     Pursuant to Article 5º of Vale’s By-Laws, each common, class “A” preferred share and special class shares shall confer the right to one vote in decisions made at General Meetings. However, although the preferred class “A” and special shares have the same political rights as the common shares, exception is made to voting for the appointment of members to the Board of Directors, which shall observe the provisions set forth in §§2º and 3º of Article 11 of the By-Laws, as well as the right to appoint and dismiss one member of the Fiscal Council, and its respective alternate.
     Under the terms of §§2º and 3º of Article 11 of the By-Laws and of Article 141 of Law # 6,404/76, 1 (one) member and his alternate of the Board of Directors, may be elected and removed, by means of a separate vote at the general meeting of shareholders, excluding the controlling shareholder, by the majority of holders, respectively, of: (i) common shares representing at least 15% (fifteen percent) of the total shares with voting rights; and (ii) preferred shares representing at least 10% (ten percent) of share capital.
     Having ascertained that neither the holders of common shares or preferred shares have respectively formed the required quorum, they shall be entitled to combine their shares to jointly elect a member and an alternate to the Board of Directors, and in such hypothesis the quorum of shares representing at least 10% (ten percent) of share capital shall be observed.
     It is important to mention, that such entitlement may only be exercised by those shareholders who are able to prove uninterrupted ownership of the shares required therein for a period of at least 3 (three) months, immediately prior to the general shareholders meeting which elected the members of the Board of Directors.
     In addition, pursuant to Article 11, §5º of the By-Laws and Article 140, sole paragraph, of Law # 6,404/76, 1 (one) member of the Board of Directors and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company.
2 — Appointment of member of the Board of Directors
     Pursuant to article 11 of Vale’s By-laws, the Board of Directors consists of eleven members and respective alternates, all shareholders of Vale. Members of the board of directors are elected for two-year terms and can be re-elected. The appointment of the

1

members of the board of directors shall follow the applicable legislation and Vale’s By-laws.

2

2.1. Valepar’s Nominees
     Below is a summary of all the information on Valepar S.A. (“Valepar”) nominees to be elected or reelected to the positions of members of the Board of Directors and their respective alternates, according to Article 10 of CVM Rule # 481/2009 (items 12.6 a 12.10 of the Brazilian Annual Report).
Directors

	Ricardo José	Mário da			Nelson			Oscar Augusto
	da Costa	Silveira	José Ricardo		Henrique	Renato da	Fuminobu	de Camargo	Luciano Galvão
Name	Flores	Teixeira Júnior	Sasseron	Robson Rocha	Barbosa Filho	Cruz Gomes	Kawashima	Filho	Coutinho
Age	47	65	55	52	41	58	58	73	64
Profession	Economist	Bank clerk	Bank clerk	Administrator	Economist	Engineer	Economist	Lawyer	Economist
Individual Taxpayer’s ID (CPF) no. Or Passaport	285.080.334-00	113.119.598-15	003.404.558-96	298.270.436-68	007.073.727-08	426.961.277-00	Passport TK1637548	030.754.948-87	636.831.808-20
Position to be held	Director	Director	Director	Director	Director	Director	Director	Director	Director
Election Date	April 19, 2011	April 19, 2011	April 19, 2011	April 19, 2011	April 19, 2011	April 19, 2011	April 19, 2011	April 19, 2011	April 19, 2011
Take Office Date	May 18, 2011	May 18, 2011	May 18, 2011	May 18, 2011	May 18, 2011	May 18, 2011	May 18, 2011	May 18, 2011	May 18, 2011
Term	2013 Annual shareholders' meeting	2013 Annual shareholders' meeting	2013 Annual shareholders' meeting	2013 Annual shareholders' meeting	2013 Annual shareholders' meeting	2013 Annual shareholders' meeting	2013 Annual shareholders' meeting	2013 Annual shareholders' meeting	2013 Annual shareholders' meeting
Other positions in Vale	Strategic Committee Member	Strategic Committee Member	Executive Development Committee Member	N/A	N/A	Governance and Susteinability Committee Member	N/A	Strategic Committee Member & Executive Development Committee Member	Strategic Committee Member

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Alternates

	Marco				Eustáquio			Eduardo de
	Geovanne			Sandro	Wagner			Oliveira	Paulo Sergio
	Tobias da	João Moisés de	Deli Soares	Kohler	Guimarães	Luiz Carlos	Hajime	Rodrigues	Moreira da
Name	Silva	Oliveira	Pereira	Marcondes	Gomes	de Freitas	Tonoki	Filho	Fonseca
Age	45	66	61	46	63	58	50	56	60
Profession	Bank clerk	Economist	Bank clerk	Manager	Manager	Accountant	Manager	Engineer	Economist
Individual Taxpayer’s ID (CPF) no.	263.225.791-34	090.620.258-20	369.030.198-04	485.322.749-00	009.513.746-72	659.575.638-20	628.127.266-87	442.810.487-15	268.745.477-04
Position to be held	Alternate	Alternate	Alternate	Alternate	Alternate	Alternate	Alternate	Alternate	Alternate
Election Date	April 19, 2011	April 19, 2011	April 19, 2011	April 19, 2011	April 19, 2011	April 19, 2011	April 19, 2011	April 19, 2011	April 19, 2011
Take Office Date	May 18, 2011	May 18, 2011	May 18, 2011	May 18, 2011	May 18, 2011	May 18, 2011	May 18, 2011	May 18, 2011	May 18, 2011
Term	2013 Annual shareholders' meeting	2013 Annual shareholders' meeting	2013 Annual shareholders' meeting	2013 Annual shareholders' meeting	2013 Annual shareholders' meeting	2013 Annual shareholders' meeting	2013 Annual shareholders' meeting	2013 Annual shareholders' meeting	2013 Annual shareholders' meeting
Other positions in Vale	N/A	Executive Development Committee Member	N/A	N/A	N/A	Accounting Committee Member	N/A	N/A	N/A

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Professional experience:
Ricardo José da Costa Flores
Chairman of our Board and a member of our strategy committee since November 2010. His principal professional experiences over the past five years include: (i) President of PREVI —Caixa de Previdência dos Funcionários do Banco do Brasil (a private pension fund) since 2010; (ii) Chief Executive Officer of Valepar since November 2010 and Chairman of the Board of Valepar since December 2010; (iii) vice president of credit, accounting and global risk management at Banco do Brasil S.A. (2009 to 2010), where he also served as vice-president of government relations (2008 to 2009), director of insurance, pension plans and capitalization (2007 to 2008), and Director of operational assets restructuring ( 2004 to 2007); (iv) chairman of (a) Banco Nossa Caixa S.A. (January to November 2009), (b) Brasilcap Capitalização S.A. (since 2007), and (c) Ativos S.A. — Securitizadora de Créditos Financeiros (2004 to 2007), all of which are private financial institutions; (v) director of Brasilprev Seguros e Previdência S.A. (2007 to 2008), Brasilsaúde Companhia de Seguros S.A. (2007 to 2008), and Brasilveículos Companhia de Seguros S.A. (2007 to 2008), all private companies engaged in insurance activity; (vi) member of the fiscal council of various energy companies, namely, (a) Companhia Energética de Pernambuco (“CELPE”) (2004 to 2006), (b) Companhia Energética do Rio Grande do Norte (“COSERN”) (2006 to 2008), (c) CPFL Geração de Energia S.A. (2002 to 2004), and (d) Companhia Paulista de Força e Luz (2002 to 2004). He also acts as (vii) Deputy Director of the Conselho Deliberativo do Fundo de Amparo ao Trabalhador (“CODEFAT”) (Ministry of Labor and Employment) as a representative of Federação Nacional das Empresas de Seguros Privados e Capitalização (“FENASEG”) since 2010; (viii) Executive Director of Federação Brasileira de Bancos (“FEBRABAN”) (2009 to 2010); (ix) President of Federação Nacional de Capitalização (“FENACAP”) (since 2008); Vice President of Confederação Nacional das Empresas de Seguros Gerais, Previdência Privada e Vida, Saúde Complementar e Capitalização (“CNSEG”) (since 2008). Academic background: Mr. Flores received a Bachelor’s degree in Economics from the Centro de Ensino Unificado de Brasília (“CEUB”), Faculdade de Ciências Econômicas, Contábeis e Administração in Brasilia (March 1990); an MBA degree from Universidade de São Paulo (“USP”) (December 1994) and an MBA Controller degree from FIPECAFI/USP (December 1996).
Mário da Silveira Teixeira Júnior
Vice-Chairman of the Board since May 2003, member of Vale’s Strategy Committee since 2006 and the Vice-Chairman of the Board of Valepar since 2003. He has been a member of the board of Banco Bradesco S.A. (a Brazilian privately-owned bank) since 1999 and a member and coordinator of the internal controls and compliance committee and a member of the remuneration committee of Banco Bradesco S.A. since 2004. He was also a member and coordinator of the audit committee of Banco Bradesco S.A. from 2004 to 2009. He has been a member of the boards of directors of Bradespar S.A. (a public company and the investment entity of the Bradesco group and one of the shareholders of Valepar) since 2002, Bradesco Leasing S.A. — Arrendamento Mercantil (a company in the Bradesco group engaged in leasing business) since 2004, Cidade de Deus— Companhia Comercial

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de Participações (a private holding company with investments in the Bradesco group) since 2002 and Elo Participações S.A. since 2006. He was a member of the boards of Banco Espirito Santo de Investimentos S.A. (a Brazilian privately-owned bank) from 2002 to 2009. He has been an officer of Elo Participações S.A. since 2006, NCF Participações S.A and Nova Cidade de Deus Participações S.A., both private holding companies, since 2002 and a managing director and member of the deliberative council of Fundação Bradesco (the Bradesco foundation engaged in non-profit activities in Brazil) since 2002. Mr. Teixeira was a member of the boards of directors of various energy and other companies namely, Companhia Paulista de Força e Luz— CPFL (a public energy company) from 2001 to 2005, CPFL Energia S.A. (a public holding company) from 2003 to 2006, CPFL Geração de Energia S.A. (a public energy company) from 2003 to 2005, Companhia Piratininga de Força e Luz (a public energy company) from 2003 to 2005, VBC Energia S.A. (a public holding company) from 2003 to 2005, VBC Participações S.A. (a public holding company) from 2003 to 2005, Companhia Siderúrgica Nacional — CSN (a public steel company) from 1996 to 2000, Latasa Alumínio S.A. — LATASA (now known as Rexam Beverage Can South America S.A., now a private company engaged in the production of metallic packages) from 1992 to 2000, São Paulo Alpargatas S.A. (a public textile company) from 1997 to 1999 and Tigre S.A. — Tubos e Conexões (a private company, producer of plastic accessories for the construction business) from 1997 to 1998. Academic background: Mr. Teixeira received a Bachelor’s degree in Civil Engineering and in Business Administration from Universidade Presbiteriana Mackenzie, São Paulo in December 1970 and December 1980, respectively.
José Ricardo Sasseron
Director and a member of our Executive Development Committee since 2007 and a member of the Board of Valepar since 2007. Other current director or officer positions: He serves as the social security officer of PREVI — Caixa de Previdência dos Funcionários do Banco do Brasil since 2006, where he also held the position of member of the deliberative board from 2004 to 2006. Professional experience: He has also been an executive officer of Litel Participações S.A. (a public holding company that is a shareholder of Valepar S.A.) since 2007, LitelB Participações S.A. since 2008 and Litela Participações S.A. (both private holding companies that are shareholders of Valepar) since 2007. He acted as the chairman of the board of Sauípe S.A (a private hospitality and tourism company) in 2005. Academic background: Mr. Sasseron received a Bachelor’s degree in History from Universidade de São Paulo (USP) in November 1983.
Robson Rocha
Candidate to a director position within Vale’s Board of Directors. Other current director or officer positions: (i) Vice-President for Human Resources Management and Sustainable Development of Banco do Brasil S.A. (a public financial institution) since 2009, where he also served as Officer from 2008 to 2009. Professional experience: Mr. Rocha served as: (i) Vice-Chairman of CPFL Energia S.A. (a public holding company for the energy sector) since 2010; (ii) Director of Banco Nossa Caixa S.A. (a financial institution which became privately-owned in 2009) from May to November 2009. Academic background: Mr. Rocha received a Bachelor’s degree in Business Administration from UNICENTRO — Newton Paiva, Belo Horizonte, (December 1998), a Post-Graduation’s degree in Strategic management from Universidade Federal de Minas Gerais (UFMG) (December 2000); a Master’s degree

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in Marketing from Fundação Ciências Humanas — Pedro Leopoldo (December 2002); an MBA degree in Finance from Fundação Dom Cabral (December 2000); and an Executive Basic General Information Program from UFMG (December 1997).
Nelson Henrique Barbosa Filho
Candidate to a director position within Vale’s Board of Directors. Other current director or officer positions: (i) Chairman of Banco do Brasil S.A., a public financial institution (since 2009); (ii) Director of Brasilveículos Cia de Seguros S.A. (since 2011), a private company engaged in insurance activity; (iii) Economics Executive Secretary of the Ministry of Finance (since 2011), where he also served as Secretary of Economics Policies (2008 to 2010); Economics Attendance Secretary (2007 to 2008) and Assistent Secretary for Economics Policies (2006 to 2007). Professional experience: Mr. Barbosa also served as (iv) Director of Brasilcap — Capitalização S.A. (2010 to 2011), a private financial institution; (v) Deputy to the Presidency of Banco Nacional de Desenvolvimento Econômico e Social — BNDES (2005 to 2006), the Brazilian federal development bank; (vi) Director of EPE — Empresa de Pesquisa Energética (2007 to 2009), a private energy research company. Academic background: Mr. Barbosa received a Bachelor’s and a Master’s degree in Economics from Universidade Federal do Rio de Janeiro (March 1992 and 1995, respectively); and a Ph.D. from New School for Social Research (January 2001).
Renato da Cruz Gomes
Director and a member of our governance and sustainability committee since April 2001. Other current director or officer positions: Executive Officer and member of the Board of Directors of Valepar, since 2001. Mr. Gomes is also an Investor Relations Officer of Bradespar S.A., a public holding company that is one of Valepar’s major shareholders, since 2000. Professional experience: Mr. Gomes served on the boards of directors of Aracruz Celulose S.A. (now known as Fibria S.A.) (a publicly-held company that produces cellulose), Iochpe Maxion S.A. (a publicly-held company that produces parts and accessories for motor vehicles), Bahia Sul Celulose S.A. (now known as Suzano Celulose S.A.) (a publicly-held company that produces cellulose and other substances used to make paper), Globo Cabo S.A. (now known as NET S.A.) (a publicly-held cable television company) and as an alternate director of Latasa Alumínio S.A. — LATASA (a private company now known as Rexam Beverage Can South America S.A.). Academic background: Mr. Gomes received a Bachelor’s degree in Engineering from Universidade Federal do Rio de Janeiro in December 1976 and a post-graduate degree in Management from Sociedade de Desenvolvimento Empresarial (SDE/IBMEC).
Fuminobu Kawashima
Candidate to a director position within Vale’s Board of Directors. Other current director or officer positions: (i) Executive Managing Officer, Chief Operating Officer, Marine & Aerospace Business Unit of Mitsui & Co., Ltd. (a public trading company that is one of Valepar’s major shareholders) since 2010, where he has also served as Managing Officer , Chief Operating Officer, Energy Business, Unit I (2007 to 2010), General Manager, LNG Project Division, Enenrgy Business Unit (2005 to 2007) and General Manager, Natural Gas First Division Energy Business, Unit (May to Sep 2005). Professional experience: He also served as Director of the following private companies: (ii) Japan Australia ENG (MIMI) Pty Ltd. (2005 to 2007), an oil and gas company; (iii) Mitsui Oil Co., Ltd. (2007 to 2009), a

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domestic overseas Sales of petroleum products; and (iv) Kyokuto Petroleum Industries, Ltd. (2007 to 2009), an oil refinery. Academic background: Mr. Kawashima received a Bachelor’s degree in Economics from Hitotsubashi University, in Japan, (March 1976), and a post-graduate degree in Economic Development from Keble Collegue, Oxford( June 1980).
Oscar Augusto de Camargo Filho
Director since October 2003, a member of our strategic committee since 2006 and a member of our development executive committee since 2003. Other current director or officer positions: Director of Valepar since 2003 and partner of CWH Consultoria Empresarial also since 2003. Professional experience: He served as the chairman of the board of MRS from 1999 to 2003 and chief executive officer and a member of the board of CAEMI — Mineração e Metalurgia S.A. (CAEMI) (a publicly-held mining and metallurgy company, which merged with the Company in 2006) from 1996 to 2003. Academic background: Mr. Camargo received his Bachelor’s degree in law from Universidade de São Paulo (USP) (December 1963), and a Post-Graduation’s degree in International Marketing from Cambridge University (September 1970).
Luciano Galvão Coutinho
Director since August 2007 and a member of our strategic committee since 2009, position he has previously held from 2005 to 2006. Other current director or officer positions: He is also currently the president of BNDES (the Brazilian federal development bank) since 2007; Director of Petróleo Brasileiro S.A — PETROBRAS (a publicly-traded oil and gas exploration and production company) since 2009. Professional experience: Prior to joining the Group, he was the partner of two private consulting firms, namely: LCA Consultores (1995 to 2007) and Macrotempo Consultoria (1990 to 2007). He has also served as a director of Ripasa S.A. Celulose e Papel (a publicly-held company that produces cellulose and paper) from 2002 to 2005, Guaraniana (now known as Neoenergia S.A.) (a publicly-held electricity company), a member of the International Consultative Council of Fundação Dom Cabral (an educational institution) since 2009, a member of the Curator Council of Fundação Nacional da Qualidade (an entity to promote the development of high standards of management) since 2009 and a member of the Director Council of Fundo Nacional de Desenvolvimento Científico e Tecnológico (a financial assistance entity) since 2007. Academic background: Bachelor’s Degree in Economics from Universidade de São Paulo (USP) (June 1969); Master’s degree in Economics from the Economic Research Institute of the USP(June 1970) and Ph.D. in Economics from Cornell University (January 1975).
Marco GeovanneTobias da Silva
Candidate to an alternate director position within Vale’s Board of Directors. Other current director or officer positions: (i) Investor Relations Manager of Banco do Brasil S.A. (a public bank) from 1999 to 2010; (ii) Participations Officer of PREVI — Caixa de Previdência dos Funcionários do Banco do Brasil (a private pension fund) since 2010; (iii) Member of the Fiscal Council of Companhia de Energia Elétrica da Bahia — Coelba (an energy public company), from 2002 to 2010; (iv) Chairman of the Board of Directors of Neoenergia S.A. ((a publicly-held electricity company) since 2011. Academic background: Mr. Silva received a Bachelor’s degree in Economics from Universidade de Brasilia (June 1990), and a post-graduate degree in Marketing from COPPEAD/UFRJ (March 1997).

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João Moisés de Oliveira
Alternate member of the Board of Directors of Vale since 2003 and a member of our Executive Development Committee since 2001. Prior to that he also served as a Director of Vale from 2001 to 2003 and an Alternate Director from 2000 to 2001. Other current director or officer positions: Mr. Oliveira is a also a Director of Valepar since 2003; (ii) CEO of Bradespar S.A. (a public holding company that is one of Valepar’s major shareholders), since 2003; (iii) executive officer and CEO of Bradesplan Participações S.A. (a private holding company) from 2000 to 2006; (iv) executive officer of Millennium Security Holding Corp. (a private holding company) since 2003; and (v) CEO of (a) Brumado Holdings Ltda. and (b) Antares Holdings Ltda. (both private holding companies) since 2006. Professional experience: Mr. Oliveira has also served as Officer of Banco Bradesco S.A. (a public financial institution) from 1992 to 2000; director of COFAP Companhia Fabricadora de Peças (a public company that produces and supplies vehicle parts) in 1999; director of Companhia Siderúrgica Belgo Mineira, (now known as Arcelor Brasil S.A.) (a public holding company) from 1999 to 2001; member of the Board of Directors of Companhia Siderúrgica Nacional (a public steel company) from 1996 to 2001; director of Indústrias Romi S.A. (a public company that produces machinery and machine tools, parts and accessories) from 1998 to 2000; Director of Metal Leve S.A. (a public company that produces automotive parts and accessories) from 1998 to 2001; director of São Paulo Alpargatas S.A. (a public textile company) from, 1999 to 2001; director of Telecelular Sul Participações S.A. (now known as Tim Participações S.A.) (a public telecommunications company) from 1998 to 1999; and alternate director of Tigre S.A. — Tubos e Conexões (now a private company producer of plastic accessories for the construction industry) from 1998 to 2001. Academic background: Mr. Oliveira received his Bachelor’s Degree in Economics from the Faculty of Economics, Accounting and Actuarial Studies of PUC (March 1972) and a Post-Graduation’s degree in Finance Administration from Faculdades Metropolitanas Unidas (July 1978).
Deli Soares Pereira
Alternate member of the Board of Directors of Vale since 2009. Other current director or officer positions: Alternate member of the Board of Directors of Valepar since 2009. Professional experience: Mr. Pereira served as a director of the following public energy companies: Cia. Piratininga de Força e Luz (from 2004 to 2006), of Cia. Paulista de Força e Luz — CPFL Paulista (from 2004 to 2006) and of CPFL Geração de Energia S.A. (from 2004 to 2006), and as of director of CPFL Energia S.A. (a public electric energy holding company) from 2004 to 2006; director of SOLPART Participações S.A. (a private holding company) from 2006 a 2008; and Executive Officer of the National Bank Workers Council, a labor union, from 2003 to 2006, and director of Tigre S.A. — Tubos e Conexões (now a private company producer of plastic accessories for the construction industry), from 2001 to 2003. Academic background: Mr. Pereira received his Bachelor’s Degree in Social Sciences from USP (November 1979) and a Post-graduation’s degree in Economics and Management of Labor Relations from Pontifícia Universidade Católica (PUC) of São Paulo (March 2010).
Sandro Kohler Marcondes

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Director since April 2007 and an alternate member of the Board of Directors of Valepar since 2009. Other current director or officer positions: Since 2005, he has been an officer of Banco do Brasil S.A.. He has also been the managing officer of BB Leasing S.A. Arrendamento Mercantil (a privately-held company engaged in leasing) since 2005, chairman of Banco do Brasil A.G., Viena (a controlled company of Banco do Brasil S.A. in Austria) from 2008 to 2009, an executive officer of BB Securities Ltd London and BB Securities LLC New York (both securities brokers) since 2005, and a director of BB Tur Viagens e Turismo Ltda. (an agency focused on corporate travels) since 2005 and alternate member of the Board of Director of Banco da Patagônia (a publicly-traded financial institution) since 2011. Academic background: Mr. Marcondes received a bachelor’s degree in Business Administration from the Universidade Estadual Centro Oeste PR (December 1986) and a Master’s degree from Fundação Getúlio Vargas (FGV) in São Paulo (April 1994).
Eustáquio Wagner Guimarães Gomes
Candidate to an alternate director position within Vale’s Board of Directors. Other current director or officer positions: Director of the following public companies: (i) Companhia de Energia Elétrica da Bahia — Coelba (an energy public company) from 1998 to 1999; (ii) Companhia Energética do Rio Grande do Norte — COSERN (an energy public company) from 1998 to 1999; (iii) Guaraniana (now known as Neoenergia S.A.) (a publicly-held electricity company), from 1998 to 1999; (iv) Centrais Telefônicas de Ribeirão Preto S.A., adquirida pela Telesp S.A. (a telecommunications holding company) from 1999 to 2000; and (v) Cia de Armazéns e Silos do Estado de Minas Gerais- CASEMG (a grain warehouse) from 2002 to 2003. Professional experience: Mr. Gomes also served as member of the fiscal council of the following companies: (vi) Telesp Participações S.A. (a telecommunications public holding company) from 2000 to 2001; (vii) Banco do Brasil S.A. (a public financial institution) from 2006 to 2010; (viii) Cia de Seguros Aliança Brasil, (a private insurance company) from 2007 to 2010; (ix) Banco Popular do Brasil (a financial institution) from 2008 to 2010; (x) BESC — Financeira S.A., Crédito, Financiamento e Investimentos — BESCREDI, (a public financial institution) from 2008 to 2010; (xi) BB Investimentos (a financial institution) from 2003 to 2011; (xii) Fundação Banco do Brasil, a private association which aims the development and mangement of sustainable actions for the inclusion and social changes) since 2006, and (xii) BB Corretora de Seguros (a private insurance company) from 2010 to 2011. Academic background: Mr. Gomes received a Bachelor’s degree in Business Administration from the Economic Sciences Faculty of UFMG (July 1977).
Luiz Carlos de Freitas
Alternate member of the Board of Directors and member of the Accounting Committee of Vale since 2007. Other current director or officer positions: Alternate member of the Board of Directors of Valepar since 2005. Professional experience: Superintendent of Bradespar from 2000 until 2007. Academic background: Mr. Freitas received his Bachelor’s degree in Accounting from Faculdade de Ciências Econômicas e Administrativas de Osasco (December 1990).
Hajime Tonoki

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Alternate member of the Board of Directors of Vale since 2009. Other current director or officer positions: Mr. Tonoki is a Director and the Executive Vice- President of Mitsui & Co. (Brasil) S.A. since 2009. Professional experience: General International Corporate Department Manager for Strategy and Planning of Mitsui & Co. Ltd. (public trading company that is one of the major shareholders of Valepar) from 2008 to 2009, and officer responsible for steel products of Mitsui Brasileira Imp. e Exp. S.A. (a private trading company) from 2004 to 2008. Academic background: Mr. Tonoki received his Bachelor’s Degree in Economics from Keio University (in March 1983).
Eduardo de Oliveira Rodrigues Filho
Candidate to an alternate director position within Vale’s Board of Directors. Other current director or officer positions: (i) Alternate member of the Board of Directors Valepar S.A. (since 2008); (ii) Partner of CWH Consultoria Empresarial (since 2008); (iii) Commercial Officer of Rio Tinto Brasil Ltda. (company acquired by Vale in 2009, currently known as Mineração Corumbaense Reunida S.A.), a private mining company (1994 to 2008). Academic background: Mr. Rodrigues received his Bachelor’s Degree in Civil Engineering from Pontifícia Universidade Católica do Rio de Janeiro (PUC) (December 1978), and a post-graduation degree In Transport Planning from PCL Politechnic of Central London (October 2000).
Paulo Sergio Moreira da Fonseca
Alternate member of the Board of Directors of Vale since May 2008. Other current director or officer positions: Chief of Basic Industry Department at Banco Nacional de Desenvolvimento Econômico e Social — BNDES (the Brazilian federal development bank) from 2005 to 2010, . Professional experience: Alternate Director of Aço Villares (a public steel company) from 2005 to 2006, and of Valepar, from 2005 to 2008. Academic background: Mr. Fonseca received his Bachelor’s degree in Economics from Universidade Federal do Rio de Janeiro (UFRJ) (December 1973) and an MBA’s degree in Finance from COPPEAD/UFRJ (September 1975).
Declarations
     Judicial and administrative convictions & incriminations. Each and every appointee has declared, for all lawful purposes, that he was not convicted by any criminal court, or administrative proceeding conducted by the Brazilian Securities and Exchange Commission, or has ever been disqualified or suspended by a final decision of either a judicial court or the regulatory authorities from practicing any professional or commercial activities for the previous five years.
     Family relations. Each and every appointee has declared, for all lawful purposes, that he is not related (as spouse, significant other or have any other kindred relationship to the second degree) to (i) the members of the Board of Directors or of the Executive Officers Board of Vale; (ii) members of management of entities Vale controls, either directly or indirectly; (iii) Vale’s direct or indirect controlling shareholders; and (iv) the members of management of Vale’s direct or indirect controlling shareholders.

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     Subordination, rendering of services or control relationships. Each and every appointee has declared, for all lawful purposes, that there is no subordination, rendering of services or control relations, between him and (i) entities Vale controls, either directly or indirectly; (ii) Vale’s direct or indirect controlling shareholders; and (iii) Vale’s or its subsidiaries or controlling shareholders material suppliers, clients, debtors or creditors for the previous three financial years.

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2.2. Employees’ Nominees
     The process of direct election procedure to enable the employees to vote on their representative on the Board of Directors, and his alternate, was duly conducted by an Electoral Board, which was created for this specific purpose.
     All the employees were invited to join the process and to present themselves as candidate, and 7 (seven) parties enrolled. The poll was held on February 15, 16 and 17, 2011, and the votes counted and the result appointed, the party named “Employees Alliance”, integrated by Mr. Paulo Soares de Souza and Mr. Raimundo Nonato Alves Amorim as, respectively, director and alternate, the more voted.
     Therefore, and according to Article 10 of CVM Rule # 481/2009 (items 12.6 a 12.10 of the Brazilian Annual Report), below is a summary of all the information on the employees’ nominees to be elected or reelected to the positions of member of the Board of Directors and his respective alternates, whose election shall be ratified by the General Shareholders Meeting pursuant to Article 11, § 5º of the By-Laws.

Name	Paulo Soares de Souza	Raimundo Nonato Alves Amorim
Age	46	52
Profession	Electrician	Technician
Individual Taxpayer’s ID (CPF) no.	541.150.276-49	147.611.573-72
Position to be held	Director	Alternate
Election Date	April 19, 2011	April 19, 2011
Take Office Date	May 18, 2011	May 18, 2011
Term	2013 Annual shareholders' meeting	2013 Annual shareholders' meeting
Other positions in Vale	N/A	N/A
Professional experience:
Paulo Soares de Souza
Mr. Souza has been an alternate director from 2007 to 2009. Professional experience: (i) Union Leader since 1997, and president of Itabira’s Employees Union (Sindicato dos Trabalhadores nas Indústrias de Extração Mineral e de Pesquisa, Prospecção, Extração e Beneficiamento do Ferro e Metais Básicos e demais Minerais Metálicos e não Metálicos) since 2003. Academic background: Mr Souza received his technical degree as an Electrician from Serviço Social da Indústria (SESI), School of Technology (1988).
Raimundo Nonato Alves Amorim
Alternate member of the Board of Directors of Vale since 2009. Professional experience: Union manager since 1988 and President of the iron ore and basic metals employees union in Marabá, Parauapebas, Curionópolis e Canaã dos Carajás since 2001. He began his career in 1985 at Vale where he has held various positions. Academic background: Mr. amorim received his technical degree in Electrotechnic from Departamento de Ensino

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Supletivo DESU/SEDUC (December 1993). Currently, is attending a Corporate Management Technical program in Universidade da Amazônia — UNAMA.
Declarations
     Judicial and administrative convictions & incriminations. Both appointees have declared, for all lawful purposes, that they were not convicted by any criminal court, or administrative proceeding conducted by the Brazilian Securities and Exchange Commission, or has ever been disqualified or suspended by a final decision of either a judicial court or the regulatory authorities from practicing any professional or commercial activities for the previous five years.
     Family relations. Both appointees have declared, for all lawful purposes, that they are not related (as spouse, significant other or have any other kindred relationship to the second degree) to (i) the members of the Board of Directors or of the Executive Officers Board of Vale; (ii) members of management of entities Vale controls, either directly or indirectly; (iii) Vale’s direct or indirect controlling shareholders; and (iv) the members of management of Vale’s direct or indirect controlling shareholders.
     Subordination, rendering of services or control relationships. Both appointees have declared, for all lawful purposes, and although they are employees of Vale, they have been relinquished to the unions above mentioned pursuant the applicable law, that there is no subordination, rendering of services or control relations, between them and (i) entities Vale controls, either directly or indirectly; (ii) Vale’s direct or indirect controlling shareholders; and (iii) Vale’s or its subsidiaries or controlling shareholders material suppliers, clients, debtors or creditors for the previous three financial years.

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2.3 Other Nominees
     If no individual or combined group of common and preferred shareholders meets the thresholds described under §§2º and 3º of Article 11 of the By-Laws and of Article 141 of Law # 6,404/76, or even if they do but are not willing to appoint a director, the controlling shareholder, Valepar proposes to appoint Mr. José Mauro Mettrau Carneiro da Cunha as a Director of Vale. Currently, Valepar does not have any proposed nominee to be Mr. Cunha alternate.
     Therefore, and according to Article 10 of CVM Rule # 481/2009 (items 12.6 to 12.10 of the Brazilian Annual Report), below is a summary of the information on the nominee.
Nominee

Name	José Mauro Mettrau Carneiro da Cunha
Age	61
Profession	Engineer
Individual Taxpayer’s ID (CPF) no.	299.637.297-20
Position to be held	Director[1]
Election Date	April 19, 2011
Take Office Date	May 18, 2011
Term	2013 Annual shareholders’ meeting
Other positions in Vale	No

[1]	There is no proposed nominee to the position of alternate to Mr. Cunha.
Professional experience:
José Mauro Mettrau Carneiro da Cunha
Director since June 2010. Other current director or officer positions: He is the chairman of the board of directors of Tele Norte Celular Participações S.A. (TNL) since 2008, Telemar Norte Leste S.A. since 2007, Brasil Telecom S.A. since 2009 (all of them public telecommunications companies) and of Coari Participações S.A and Calais Participações S.A. since 2007, both of them public holding companies. He is also a director of Santo Antonio Energia S.A. (a hydroelectric energy producer) since 2008; an alternate member of the board of directors of Telemar Participações S.A. (a public telecommunications company) since 2008; Chairman of TNL PCS S.A. (a telecommunications company) since 2007; director of Log-In Logística Intermodal S/A since 2007; and director of Lupatech S/A (a public energy products, flow control and metallurgy company) since 2006. Professional experience: He has also served as a director of the following public companies: Braskem S.A (a petrochemical facility) from 2007 to April 2010, where he had also had the position

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of Vice President of Strategic Planning from 2003 to 2005; LIGHT Serviços de Eletricidade S/A (an energy distributor) from 1997 to 2000; da Aracruz Celulose S.A. (a paper producer) from 1997 to 2002; Politeno Indústria e Comércio S/A (a petrochemical facility) from 2003 to 2004; BANESTES S.A. - Banco do Estado do Espírito Santo (a financial institution) from 2008 to 2009; and TNL from 1999 to 2003, where he prior served as an alternate member of the board of directors in 2006. Academic background: He received his Bachelor’s degree in mechanical engineering from Universidade Católica de Petropolis, Rio de Janeiro (December 1971) and attended an executive program in management at the Anderson School at the University of California Los Angeles (UCLA), United States (December 2002).
Declarations
     Judicial and administrative convictions & incriminations. The appointee has declared, for all lawful purposes, that he was not convicted by any criminal court, or administrative proceeding conducted by the Brazilian Securities and Exchange Commission, or has ever been disqualified or suspended by a final decision of either a judicial court or the regulatory authorities from practicing any professional or commercial activities for the previous five years.
     Family relations. The appointee has declared, for all lawful purposes, that he is not related (as spouse, significant other or have any other kindred relationship to the second degree) to (i) the members of the Board of Directors or of the Executive Officers Board of Vale; (ii) members of management of entities Vale controls, either directly or indirectly; (iii) Vale’s direct or indirect controlling shareholders; and (iv) the members of management of Vale’s direct or indirect controlling shareholders.
     Subordination, rendering of services or control relationships. The appointee has declared, for all lawful purposes, that there is no subordination, rendering of services or control relations, between him and (i) entities Vale controls, either directly or indirectly; (ii) Vale’s direct or indirect controlling shareholders; and (iii) Vale’s or its subsidiaries or controlling shareholders material suppliers, clients, debtors or creditors for the previous three financial years.

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3 — Members of Vale’s Fiscal Council
     Pursuant to article 36 of Vale’s By-Laws, the Fiscal Council is a permanent body, which may have from three to five members and respective alternates. The terms of the members of the fiscal council expire at the next annual shareholders’ meeting following their election. The appointment of the members of the fiscal council shall observe the applicable legislation and Vale’s By-laws.
     Below is a summary of all the information on Valepar nominees to be elected or reelected to the positions of members of the Fiscal Council and its respective alternates, according to Article 10 of CVM Rule # 481/2009 (items 12.6 a 12.10 of the Brazilian Annual Report).
Fiscal Council Members

Aníbal Moreira dos
Name	Arnaldo José Vollet	Marcelo Amaral Moraes	Santos
Age	62	43	72
Profession	Mathematician	Bachelor in Economics	Accountant Technician
Individual Taxpayer’s ID (CPF) no.	375.560.618-68	929.390.077-72	011.504.567-87
Position to be held	Member	Member	Member
Election Date	April 19, 2011	April 19, 2011	April 19, 2011
Take Office Date	May 18, 2011	May 18, 2011	May 18, 2011
Term	2012 Annual shareholders' meeting	2012 Annual shareholders' meeting	2012 Annual shareholders' meeting
Other positions in Vale	Não aplicável	Not Applicable	Not Applicable
Fiscal Council Alternates

Oswaldo Mário Pego de
Name	Cícero da Silva	Amorim Azevedo	Vacant[1]
Age	60		—
Profession	Lawyer	Engineer	—
Individual Taxpayer’s ID (CPF) no.	045.747.611-72	005.065.327-04	—
Position to be held	Alternate Member	Alternate Member
Election Date	April 19, 2011	April 19, 2011
Take Office Date	May 18, 2011	May 18, 2011
Term	2012 Annual shareholders' meeting	2012 Annual shareholders' meeting	—

[1]	There is no proposed nominee to the position of alternate to Mr. Aníbal Moreira dos Santos.

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Professional experience:
Arnaldo José Vollet
Candidate to a member position within Vale’s Fiscal Council. Other current director or officer positions: (i) Executive Officer of BB DTVM (a private broker) from 2002 to 2009; (ii) Finance and Investor Relations Officer of Companhia de Energia Elétrica da Bahia — Coelba (a publicly-held electricity company) from 2000 to 2002; (iii) member of the Fiscal Council of Telesp Celular — Participações (a public telecommunications company) from 1999 to 2000; (iv) member of the Fiscal Council of CELP — Cia de Eletricidade de Pernambuco (a publicly-held electricity company) from 2004 to 2009; (v) Director of Guaraniana (now known as Neoenergia S.A.) (a publicly-held electricity holding company), from 2002 to 2003; (vi) alternate member to the Board of Director of CEMIG — Cia de Energia de Minas Gerais (a publicly-held electricity company) from 2003 to 2005. Academic background: Mr. Vollet received a Bachelor’s degree in Mathematics from Universidade de São Paulo (USP) (December 1975), and a MBA degree in Finance from IBMEC/RJ (June 1992).
Marcelo Amaral Moraes
Currently is a member of the Fiscal Council of Vale, position he has held since 2004. Prior to that he had also served as an alternate member of the Board of Directors of Vale in 2003. Professional experience: He worked as (i) an investment manager at Bradespar S.A. (a public holding company that is one of Valepar’s major shareholders) from 2000 to 2006; (ii) an alternate member of the board of directors of Net Serviços de Comunicação S.A. (a publicly-held cable television company) from 2004 to 2005; and (iii) executive officer of Stratus Investimentos Ltda. (a private equity manager) from 2006 to 2010. Academic background: Mr. Moraes received a degree in Economics from Universidade Federal do Rio de Janeiro (January 1991); a MBA degree from COPPEAD/Universidade Federal do Rio de Janeiro (November 1993) and a post-graduation degree in Corporate Law and Arbitration from Fundação Getúlio Vargas (FGV) (November 2003).
Aníbal Moreira dos Santos
Currently is a member of the Fiscal Council of Vale, position he has held since 2005, and an alternate member of the Fiscal Council from April to July 2005. Professional experience: Mr. Santos served as (i) chief accounting officer of CAEMI Mineração e Metalurgia S.A. (mining company merged into Vale in 2006) from 1981 to 2003; (ii) executive officer of several subsidiaries of CAEMI abroad; (iii) alternate member of the board of directors of Mineração Brasileiras Reunidas S.A. (a private mining company) and Empreendimentos Brasileiros de Mineração S.A. (EBM) (a private holding company) from 1998 to 2003; (iv) member the fiscal council of Log-In Logística Intermodal S.A (a public logistics company, in which Vale holds 31,3% of the total capital) since April 2009. Academic background: Mr. Santos received a degree in Accounting Sciences from Escola Técnica de Comércio of Fundação Getúlio Vargas (FGV) (April 1962).
Cícero da Silva
Currently is an alternate member of the Fiscal Council of Vale, position he has held since 2009. Professional experience: Mr. Silva joined Banco do Brasil S.A. (a public financial

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institution) in 1986, where he held various positions, including in the internal audit area., He also served as (i) division chief at PREVISUL — Instituto de Previdência Social de Mato Grosso (a social security institution) from 1999 to 2000; (ii) director of CPFL — Cia Paulista de Força e Luz (a publicly-held electricity company). Academic background: Mr. Silva received a Bachelor degree in Accounting Sciences from Universidade Federal do Mato Grosso do Sul (December 1980); a Bachelor degree in Law from Anhanguera — Centro Universitário de Campo Grande (June 2008); an MBA degree in Audit from FIPECAFI/USP (January 1997); and a post-graduation degree in Investigation, Accounting, Finance and Corporate Expert from Universidade Católica Dom Bosco (September 2002).
Oswaldo Mário Pego de Amorim Azevedo
Currently is an alternate member of the Fiscal Council of Vale, position he has held since July 2005. Prior to that, he has also served as member of the Fiscal Council of Vale from 2004 to 2005, and also as engineer of the pelletizing industrial supply department from 1964 to 1976. Other current director or officer positions: Officer of Sul América Cia de Seguros Gerais (a private insurance company) since 2008; Ombudsman of Sul América Seguros Group since 2005, where he also served as Vice President of Institutional Relations and Branches abroad from 1990 to 2010; Officer from 1980 to 1990 and Deputy Officer from 1976 to 1980; and Vice President of the Rio de Janeiro Union of Private Insurance and Capitalization Companies since 2007, where he also held the position of CEO. Professional experience: Vice President of the National Federation of Private Insurance and Capitalization Companies from 2004 to 2007; alternate member of the Board of Directors of Brasilveiculos Cia. de Seguros and Brasilsaude Cia. de Seguro (both private insurance companies) from 2006 to 2010; Vice-President of Sul América S.A. (a public insurance company, which manages assets and participation interest) from 2006 to 2007, Officer and Vice-President of Sul America Cia. Nacional de Seguros (a public insurance company that became private in 2008) from 1980 to 2010; Officer and Vice-President of Nova Ação Participações S.A. (a public asset management company) from 2008 to 2010; Officer and Vice-President of Sul América Terrestres, Marítimos e Acidentes Cia de Seguros (a public insurance company that became private, and was then merged into Sul America Cia. Nacional de Seguros) from 1980 to 1998; Officer of Sul América Cia de Seguros S.A. (a public insurance company with its headquarter in Lima, Peru) from 1996 to 2003; Officer of Corcovado S.A. (a real state with its headquarter in Lima, Peru, which became private in 2004) from 2003 to 2009; and Officer of Sul América Capitalização S.A. (a private financial institution) from 1987 to 1998. Academic background: Mr. Azevedo received his Bachelor’s degree in Industrial and Production Engineering from the Pontifícia Universidade Católica (PUC) of Rio de Janeiro (January 1964).
Declarations
     Judicial and administrative convictions & incriminations. Each and every appointee has declared, for all lawful purposes, that was not convicted by any criminal court, or administrative proceeding conducted by the Brazilian Securities and Exchange Commission, or has ever been disqualified or suspended by a final decision of either a judicial court or the regulatory authorities from practicing any professional or commercial activities for the previous five years.

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     Family Relations. Each and every appointee has declared, for all lawful purposes, that they are not related (as spouse, significant other or have any other kindred relationship to the second degree) to (i) the members of the Board of Directors or of the Executive Officers Board of Vale; (ii) members of management of entities Vale controls, either directly or indirectly; (iii) Vale’s direct or indirect controlling shareholders; and (iv) the members of management of Vale’s direct or indirect controlling shareholders.
     Subordination, Rendering of Services or Control Relationships. Each and every appointee has declared, for all lawful purposes, that there is no subordination, rendering of services or control relations, between them and (i) entities Vale controls, either directly or indirectly; (ii) Vale’s direct or indirect controlling shareholders; and (iii) Vale’s or its subsidiaries or controlling shareholders material suppliers, clients, debtors or creditors for the previous three financial years.
     Confirmation of independence
     Vale received a written confirmation of independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited from each of the nominee first appointed and the nominees to be reelected as members of the Fiscal Council. Therefore, based on the confirmations provided, those nominees are considered to be independent.

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Date: March 17, 2011		Roberto Castello Branco
Director of Investor Relations